The registrant is submitting this draft registration statement confidentially as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933.

As submitted confidentially to the Securities and Exchange Commission on _________, 2022

REGISTRATION NO. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

STRAWBERRY FIELDS REIT, INC.

(Exact name of registrant as specified in its charter)

6101 Nimtz Parkway

South Bend, IN 46628

(574) 807-0800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

David M. Gross, Esq.

Strawberry Fields REIT, Inc.

5683 North Lincoln Ave.

Chicago IL 60659

(574) 807-0800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Alfred G. Smith, Esq. Shutts & Bowen LLP 200 South Biscayne Boulevard Suite 4100 Miami, FL 33131 Telephone: (305) 379-9147 Facsimile: (305) 381-9982	David M. Gross, Esq. Strawberry Fields REIT, Inc. 5683 North Lincoln Ave. Chicago IL 60659 (574) 807-0800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common stock, par value $0.0001 per share	1,516,286 shares	$	$	$

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(a) of the Securities Act. Given that there is no proposed maximum offering price per share of common stock, the Registrant calculated the proposed maximum aggregate offering price by analogy to Rule 457(f)(2), based on the book value of $           per share of the common stock the Registrant registered, which was calculated from its unaudited condensed consolidated balance sheet as of              . Given that the Registrant’s common stock is not traded on an exchange or over-the-counter on a recent or sustained basis, the Registrant did not use the market prices of its common stock in accordance with Rule 457(c).

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

STRAWBERRY FIELDS REIT, INC.

Subject to Completion,

Preliminary Prospectus dated                 , 2022

Common Stock

This prospectus relates to the registration of the resale of up to 1,516,286 shares of our common stock by our stockholders identified in this prospectus (the “Registered Stockholders”). Unlike an initial public offering, the resale by the Registered Stockholders is not being underwritten by any investment bank. The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through ordinary brokerage transactions on the Nasdaq Capital Market at prevailing market prices. See “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of common stock, we will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders. As of the date of this prospectus, the Registered Stockholders held 25.9% of our outstanding capital stock. None of the Registered Stockholders are affiliates of the Company.

No public market for our common stock currently exists, and shares of our common stock have no history of trading in private transactions. The listing of our common stock on the Nasdaq Capital Market without underwriters is a novel method for commencing public trading in shares of our common stock, and consequently, the trading volume and price of shares of our common stock may be more volatile than if shares of our common stock were initially listed in connection with an underwritten initial public offering.

On the day that shares of our common stock are initially listed on the Nasdaq Capital Market, the Nasdaq Stock Market LLC, or Nasdaq, will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in shares of our common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to Cantor Fitzgerald & Co. LLC, or Cantor, and other market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Cantor, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once Cantor has notified Nasdaq that shares of our common stock are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for shares of our common stock, in accordance with the Nasdaq’s rules. If Cantor then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with Cantor and other market participants. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of shares of our common stock on the Nasdaq Capital Market will commence. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell shares of our common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of shares of our common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which shares of our common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with Cantor, in its capacity as our financial advisor, Cantor will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence Cantor in carrying out its role as financial advisor. Cantor will determine when shares of our common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, Cantor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see the section titled “Plan of Distribution.”

We intend to elect and to qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with the taxable year ending December 31, 2022. To assist us in qualifying as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 9.8% in value of the aggregate outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of any class or series of our preferred stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

We are an “emerging growth company” and a “smaller reporting company” under the federal securities laws and will be subject to reduced public company reporting requirements.

We have applied to list shares of our common stock on the Nasdaq Capital Market under the symbol “STRW”. We expect shares of our common stock to begin trading on the Nasdaq Capital Market on or about     , 2022.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 40 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2022.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. If anyone provides you with different information, you should not rely on it. These securities are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business, financial condition, liquidity, funds from operations, or FFO, adjusted FFO, or AFFO, results of operations and prospects may have changed since those dates.

This prospectus contains market data and industry forecasts that were obtained from industry publications. We have not independently verified any of this information. In addition, certain of the market data and industry forecasts included in this prospectus was published before or did not otherwise take into account the ongoing global COVID-19 pandemic and therefore did not reflect any impact of COVID-19 on any specific market or industry.

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Presentation of Information

Except as otherwise indicated, the number of shares of common stock outstanding is based on 5,849,746 shares outstanding as of                   , 2022 and excludes 47,406,651 shares of common stock issuable upon the redemption of the outstanding OP units issued by the Operating Partnership.

Unless otherwise indicated, all information in this prospectus reflects the completion of the following formation transactions, which were completed on June 8, 2021: (i) the contribution by the Predecessor Company of all of its assets to the Operating Partnership, and the assumption by the Operating Partnership of all of the liabilities of the Predecessor Company, and (ii) the issuance of 51,686,280 OP units by the Operating Partnership to the Predecessor Company and the distribution of such OP units to the beneficial owners of the Predecessor Company. This prospectus also reflects the following additional transactions: (i) the issuance in June 2021 of 19,320 shares of the Company’s common stock to the employees of the Company and its affiliates, (ii) the issuance in June 2021 of 5,824,846 shares of the Company’s common stock in exchange for 5,824,846 of the OP units that were originally issued in the formation transactions, (iii) the purchase in August 2021 by the Operating Partnership of six properties in Tennessee and Kentucky for an aggregate acquisition cost of approximately $81 million and the related issuance by the Operating Partnership of 1,545,217 OP units valued at $16,997,000, and (iv) the issuance in October 2021 of 5,580 shares of the Company’s common stock to the employees of the Company and its affiliates.

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-11 that we filed with the SEC using a “shelf” registration or continuous offering process. Under this shelf process, the Registered Stockholders may, from time to time, sell the common stock covered by this prospectus in the manner described in the section titled “Plan of Distribution.” Additionally, we may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus, including the section titled “Plan of Distribution.” You may obtain this information without charge by following the instructions under the section titled “Where You Can Find More Information” appearing elsewhere in this prospectus. You should read this prospectus and any prospectus supplement before deciding to invest in our common stock.

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GLOSSARY OF CERTAIN TERMS

The following is a glossary of certain terms used in this prospectus:

“ADA” means the Americans with Disabilities Act of 1990, as amended.

“ALF” means assisted living facility.

“Affordable Care Act” means the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

“BVI Company” means Strawberry Fields REIT, Ltd., a company organized under the laws of the British Virgin Islands. Upon the consummation of the formation transactions, the BVI Company became a wholly-owned subsidiary of the Operating Partnership.

“CAGR” means compound annual growth rate.

“Capitalization rate” means the ratio of a property’s operating income to its purchase price.

“CMS” means the Centers for Medicare and Medicaid Services, which administers Medicare, Medicaid and the State Children’s Health Insurance Program.

“Company” means Strawberry Fields REIT, Inc., a Maryland corporation.

“Controlling Members of the Predecessor Company” or “Controlling Members” means Moishe Gubin, Michael Blisko and Ted Lerman, members of the Predecessor Company controlled by any of them and their affiliates.

“Dollars” or “$” means United States dollars.

“EBITDAR” means earnings before interest, taxes, depreciation, amortization and rent.

“EBITDARM” means earnings before interest, taxes, depreciation, amortization, rent and management fees.

“GLA” or “gross leasable area” or means the area in any building that may be leased to tenants.

“HHS” means the U.S. Department of Health and Human Services.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“HITECH Act” means the Health Information Technology for Economic and Clinical Health Act.

“HUD” means the U.S. Department of Housing and Urban Development, the government department for housing and urban development.

“long-term acute care hospital” or “LTACH” means medical institutions in which patients requiring prolonged hospitalization (but who are stable) are given medical care and rehabilitation for several weeks. The operation of these institutions is subject to receipt of a suitable license.

“NIS” means New Israeli Shekels.

“Operating Partnership” means Strawberry Fields Realty LP, a Delaware limited partnership.

“OP units” means the units of limited partnership interests in the Operating Partnership.

“Predecessor Company” means Strawberry Fields REIT, LLC, an Indiana limited liability company. Prior to the consummation of the formation transactions, the Predecessor Company was the indirect owner of 73 of our properties.

“SFMS” means Strawberry Fields Management Services, LLC. Upon the consummation of the formation transactions, SFMS became a wholly-owned subsidiary of the Operating Partnership.

“SNF” means a skilled nursing facility.

“Series A Bonds” means the Series A Bonds issued by the BVI Company, which were first offered to the public in Israel in 2015. The net outstanding principal balance of the Series A Bonds on September 30, 2021, was approximately $33.1 million.

“Series B Bonds” means the Series B Bonds issued by the BVI Company, which were first offered to the public in Israel in 2018. The outstanding principal balance of the Series B Bonds on September 30, 2021, was approximately $90.3 million.

“Series C Bonds” means the Series C Bonds issued by the BVI Company, which were first offered to the public in Israel on July 28, 2021. As of September 30, 2021, the Series C Bonds had an outstanding principal balance of approximately $64.4 million.

“TASE” means the Tel Aviv Stock Exchange Ltd.

“TRS” means taxable REIT subsidiary.

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PROSPECTUS SUMMARY

The following summary highlights some of the information contained elsewhere in this prospectus. It is not complete and does not contain all of the information you should consider before making an investment decision. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. References in this prospectus to “we,” “our,” “us” and “the Company” refer to Strawberry Fields REIT, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Strawberry Fields Realty LP, a Delaware limited partnership, which we refer to in this prospectus as our Operating Partnership. We are the sole general partner of our Operating Partnership. The historical operations described in this prospectus that occurred prior to June 8, 2021, refer to the historical operations of the businesses and assets of Strawberry Fields REIT, LLC, an Indiana limited liability company and our accounting predecessor (which we refer to in this prospectus as the Predecessor Company). On June 8, 2021, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of the liabilities of the Predecessor Company, in connection with the consummation of the formation transactions described in this prospectus under the caption “Structure and Formation of Our Company.”

Our Company

We are a self-managed and self-administered company that specializes in the acquisition, ownership and triple-net leasing of skilled nursing facilities and other post-acute healthcare properties. As of the date of this prospectus, our portfolio consisted of 79 healthcare properties with an aggregate of 10,426 licensed beds. We hold fee title to 78 of these properties, and hold one property under a long-term lease. These properties are located across Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas. Our 79 properties comprise 85 healthcare facilities, consisting of the following:

●	74 stand-alone skilled nursing facilities;
●	four dual-purpose facilities used as both skilled nursing facilities and long-term acute care hospitals; and
●	three assisted living facilities.

We generate substantially all of our revenues by leasing our properties to tenants under long-term leases on a triple-net basis, under which the tenant pays the cost of real estate taxes, insurance and other operating costs of the facility. Each healthcare facility located at our properties is managed by a qualified operator with an experienced management team.

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We are entitled to monthly rent paid by the tenants and we do not receive any income or bear any expenses from the operation of such facilities. As of the date of this prospectus, the aggregate annualized average base rent under the leases for our properties was approximately $82.8 million.

Since our Predecessor Company was formed, we have demonstrated consistent growth through acquisitions, having purchased 51 properties since January 2015, with an aggregate purchase price of approximately $385.9 million. Our aggregate annualized average base rent has grown at an approximate 22.4% CAGR from $25.9 million at December 31, 2015 to $82.8 million as of the date of this prospectus. During that period, we expanded our geographic footprint from six states to nine states.

Our management team has extensive experience in acquiring, owning, financing, operating and leasing skilled nursing facilities and other types of healthcare properties. The team is led by Moishe Gubin, our Chief Executive Officer and Chairman of our Board of Directors and Nahman Eingal, our Chief Financial Officer. After the direct listing, they will be joined by Joshua Blisko, who will serve as our Senior Investment Officer. Combined, this team has over 50 years of experience investing in real estate and particularly in healthcare related real estate and operating companies. They have completed over 80 real estate related/healthcare related acquisitions totaling over $700 million in gross investment through various investment vehicles. Our management team also has extensive experience as operators of, and healthcare consultants to, skilled nursing facilities, having managed and operated over 60 skilled nursing facilities, including 55 of our current tenants. We believe our management team’s unique experience across both skilled nursing operations and real estate and its extensive knowledge of the skilled nursing industry position us favorably to take advantage of healthcare investment opportunities. Additionally, our deep and broad relationships with industry operators have allowed us to identify and acquire skilled nursing facilities to which many of our competitors do not have access.

We have assembled a high quality and diversified portfolio of skilled nursing and other healthcare related facilities and we plan to continue to invest primarily in skilled nursing facilities and other healthcare facilities that primarily provide services to the elderly. We believe these asset classes provide potential for higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise necessary to acquire, own, finance and operate these properties, which are factors that tend to limit competition among investors, owners, operators and finance companies. Additionally, our management team’s strong relationships in the industry have allowed us to acquire healthcare-related properties at valuations that achieve attractive lease yields, with the goal of generating strong returns for our stockholders over the long-term. As we continue to acquire additional properties and expand our portfolio, we expect to continue diversifying our portfolio by geography and by tenant, while also maintaining balance sheet strength and liquidity.

We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2022. Additionally, we are organized in an UPREIT structure in which we own substantially all of our assets and conduct substantially all of our business through the Operating Partnership. We are the general partner of the Operating Partnership and as of the date of the prospectus own approximately 11.0% of the outstanding OP units.

Industry Overview

Our discussion below of the dynamics U.S. skilled nursing facility industry is based on our medium and long-term expectations for the industry, based in certain cases on market data and industry forecasts that were published before or did not otherwise take into account the ongoing global COVID-19 pandemic. In the short term, we expect both this industry and our business will continue to be impacted by the pandemic, although we cannot predict with certainty the long-term impact the pandemic will have.  See “—Recent Developments—COVID-19 Pandemic.

We operate as a REIT specializing in the acquisition of income-producing healthcare-related facilities, primarily focusing on skilled nursing facilities located in the United States. According to the National Health Expenditure Projections for 2019-2028 published by the Centers for Medicare & Medicaid Services (“CMS”), Office of the Actuary, nursing home expenditures are projected to grow from approximately $175 billion in 2019 to approximately $266 billion in 2028, which represents a CAGR of approximately 5% for this period. The industry has continued to evolve to meet the growing demand for post-acute and custodial healthcare services and will continue to increase in spending based on some of the following trends:

Aging Population. According to the U.S. Census Bureau, the number of Americans aged 65 or older is one of the fastest growing segments of the U.S. population and is projected to increase from approximately 56 million in 2020 to 74 million in 2030, which reflects a CAGR of approximately 3%.

Shift of Patient Care Settings to Lower Cost Alternatives. Cost containment measures adopted by the federal government encourage patient treatment in more cost-effective settings, such as SNFs. As a result, higher acuity patients that would have previously been treated in a long-term acute care hospital and/or in an inpatient rehabilitation facility are now increasingly being treated in lower cost settings such as SNFs.

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Favorable Supply and Demand Industry Dynamics. The number of SNFs has declined modestly over the past several years. There were approximately 15,000 SNFs in the United States in 2019, according to MedPAC, compared with approximately 16,900 facilities in 2000, according to the Centers for Disease Control and Prevention. We expect that the potential profitability of the SNF industry will improve due to lack of growth in the supply of SNFs and an increase in demand for such facilities due to an increase in the number of individuals over age 65.

Barriers to Entry. In most states, owners and operators of existing SNFs have the benefit of certificate of need, or CON, laws. These laws are state regulatory mechanisms for establishing or expanding health care facilities and services in a given area. In a state with a CON program, a state health planning agency must approve major capital expenditures for certain health care facilities. CON programs aim to control health care costs by restricting duplicative services and determining whether new capital expenditures meet a community need.  We believe these laws create barriers to entry for new operators in CON states and limit competition for existing owners and operators. Eight of the nine states in which we own properties require a CON.

Our Portfolio

As of the date of this prospectus, we own and lease a geographically diverse portfolio of 79 healthcare- related properties in nine states, with an aggregate of 10,426 licensed beds. Of these 79 properties, 74 are stand-alone skilled nursing facilities, four are dual-purpose facilities used as both skilled nursing facilities and long-term acute care hospitals, and three are assisted living facilities.

The following table contains information regarding our owned and leased healthcare facility portfolio by facility type, as of the date of this prospectus.

Summary of Our Facilities
Facility Type	Number of Facilities(1)	Licensed Bed Count	Annualized Average Base Rent(2)(3)	% of Total Annualized Base Rent
			(Amounts in $000s)
Skilled Nursing Facilities	78	10,176	$81,497	98.4%
Long-Term Acute Care Hospitals (4)	4	153	940	1.2%
Assisted Living Facilities	3	97	366	0.4%
Total	85	10,426	$82,803	100.0%

(1)	Number of facilities does not equate to the number of properties because, in the case of six properties, the properties include both an SNF and either an LTACH or an ALF.

(2)	Annualized average base rent does not represent historical rental amounts. Rather, annualized average base rent represents the average annual base rent for the expected life of the lease, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other related adjustments, but does include contractual annual rent escalation and averages the base rent over the life of the lease. For additional information on the expiration of these leases, see “Business and Properties — Lease Expirations.”

(3)	There are no material differences between the annualized average base rent for the properties leased to related parties and the properties leased to third parties. In most cases, the base rent is equal to ten percent of the purchase price of the property, subject to adjustments based on changes in the consumer price index.

(4)	As of the date of this prospectus, two of our long-term acute care hospitals were vacant. We are actively seeking tenants for these facilities. Annualized Average Base Rent does not include any rent from these facilities.

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Property Types

Skilled Nursing Facilities. Skilled nursing facilities, or SNFs, provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals and patients requiring certain assistance for daily living activities. A typical SNF includes mostly one or two bed units, each equipped with a private or shared bathroom and community dining halls.

Long-Term Acute Care Hospitals. Long-term acute care hospitals, or LTACHs, provide a range of services and treatments for acute care domains such as emergency care; urgent care; short-term stabilization; trauma care and acute care surgery; critical care; and prehospital care. The acute service domains mentioned are for individuals and patients with acute life-or limb-threatening medical surgical needs, ambulatory care needs, acute needs before delivery of definitive treatment, community care needs until patient transfer, life-threatening conditions requiring comprehensive care and constant monitoring, and life-threatening injuries requiring acute surgical attention.

Assisted Living Facilities. Assisted living facilities, or ALFs, provide services that include minimal nursing assistance, housekeeping, nutrition, laundry and administrative services for individuals and patients requiring minimal assistance for daily living activities. ALFs enable residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. ALFs are typically comprised of one and two bedroom suites equipped with private bathrooms and efficiency kitchens. Services bundled within one regular monthly fee usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as eating, dressing and bathing. Professional nursing and healthcare services are available at the facility on-call or at scheduled times.

Geographic Diversification

As of the date of this prospectus, our portfolio of 79 properties is broadly diversified by geographic location across nine U.S. states, comprising Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas.

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The following table contains information regarding our healthcare facility portfolio by geography, as of the date of this prospectus:

State	Number of Properties	Facility Type	Licensed Bed Count	Annualized Average Base Rent (Amounts in $000s)	% of Total Annualized Average Base Rent
Illinois	21	21 SNFs	4,327	$25,941	31.3%
Indiana	15	15 SNFs	1,388	14,258	17.2%
Arkansas	13	12 SNFs 2 ALFs	1,572	11,044	13.3%
Kentucky	9	9 SNFs 1 ALF	1,045	8,214	9.9%
Tennessee	12	12 SNFs	1,056	17,148	20.7%
Texas	3	3 SNFs 3 LTACHs	563	3,471	4.2%
Oklahoma	1	1 SNFs 1 LTACH	137	1,077	1.3%
Ohio	4	4 SNFs	238	864	1.1%
Michigan	1	1 SNF	100	786	1.0%
		78 SNFs 4 LTACHs 3 ALFs
Totals	79		10,426	$82,803	100.0%

Tenants and Operators

As of the date of this prospectus, our properties are leased to 83 tenants under 28 lease agreements. Our leases include 9 master lease agreements that cover 64 facilities leased to 64 of these tenants, with the remaining 19 leases each covering a single facility leased to one tenant. Sixty one of our tenants are related parties. As of the date of this prospectus, two of our LTACH facilities were vacant.

Each property is operated as a healthcare facility by a licensed operator, which may be the tenant or a separate operator. Each operator holds a license granted by state regulators to operate a specific type of facility. All of the operators have an experienced management team and senior healthcare staff with substantial knowledge of their respective local markets. We target healthcare operators that are owned by principals with a history of quality care, and the demonstrated ability to successfully navigate in a changing healthcare operating environment. Certain operators are related parties.

We believe that each of the operators of our properties is primarily focused on serving the needs of the local community. Unlike operators that are part of a large national healthcare conglomerate, we believe the operators at our properties can manage their facilities more efficiently because they are not burdened by costly infrastructure and have the flexibility to rapidly adjust their cost structure to respond to changes in the reimbursement environment.

In order to operate efficiently and improve profitability, most of the operators at our facilities have engaged large consulting firms that specialize in healthcare and skilled nursing operations. These consulting firms provide advice and assistance on marketing, operating policies and procedures, billing, collections and regulatory compliance. The operators and consultants work together to develop and standardize best practices in the facilities, while operating in a cost-efficient manner. The operators at our properties primarily use one of nine principal consulting firms, including four firms that are part of Infinity Healthcare, a healthcare consulting business that is owned by Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company.

The tenants and operators of our properties have demonstrated the ability to generate consistent profitability despite the challenging markets in which they operate. In many cases, these tenants and operators have successfully optimized and stabilized underperforming skilled nursing facilities. While these tenants and operators have been successful, we expect to seek opportunities to diversify our tenant/operator mix through future acquisitions that will be leased to new operators.

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The following table contains information regarding our healthcare facility portfolio by tenant, as of the date of this prospectus:

Lessor/ Company Subsidiary	Tenant/ Operator(1)	State	Property type	Number of licensed beds	Tenant Lease Expiration Year (2)	Rentable square feet	Percent leased	Annualized Lease Income (in $)	% of total Annualized Lease Income	Annualized lease income per SQF (in $)
Master Lease Indiana
1020 West Vine Street Realty LLC	The Waters of Princeton II, LLC	IN	SNF	95	2025	32,571	100%	1,045,506	1.26%	32.10
12803 Lenover Street Realty, LLC	The Waters of Dillsboro - Ross Manor II, LLC	IN	SNF	123	2025	67,851	100%	1,353,655	1.63%	19.95
1350 North Todd Drive Realty LLC	The Waters of Scottsburg II, LLC	IN	SNF	99	2025	28,050	100%	1,089,527	1.32%	38.84
1600 East Liberty Street Realty, LLC	The Waters of Covington II, LLC	IN	SNF	119	2025	40,821	100%	1,309,634	1.58%	32.08
1601 Hospital Drive Realty, LLC	The Waters of Greencastle II, LLC	IN	SNF	100	2025	31,245	100%	1,100,532	1.33%	35.22
1712 Leland Drive Realty, LLC	The Waters of Huntingburg II, LLC	IN	SNF	95	2025	45,156	100%	1,045,506	1.26%	23.15
2055 Heritage Drive Realty, LLC	The Waters of Martinsville II, LLC	IN	SNF	103	2025	30,060	100%	1,133,548	1.37%	37.71
3895 South Keystone Avenue Realty, LLC	The Waters of Indianapolis II, LLC	IN	SNF	81	2025	25,469	100%	891,431	1.08%	35.00
405 Rio Vista Lane Realty, LLC	The Waters of Rising Sun II, LLC	IN	SNF	58	2025	16,140	100%	638,309	0.77%	39.55
950 Cross Avenue Realty, LLC	The Waters of Clifty Falls II, LLC	IN	SNF	138	2025	39,438	100%	1,518,735	1.83%	38.51
958 East Highway 46 Realty, LLC	The Water of Batesville II, LLC	IN	SNF	86	2025	59,582	100%	946,458	1.14%	15.88
2400–Chateau Drive Realty, LLC	The Waters of Muncie II, LLC	IN	SNF	72	2025	22,350	100%	792,383	0.96%	35.45
The Big H2O, LLC	The Waters of New Castle II, LLC	IN	SNF	66	2025	24,860	100%	726,351	0.88%	29.22
Master Lease Central Illinois 1
253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center, LLC	IL	SNF	119	2026	43,189	100%	399,076	0.48%	9.24
3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center, LLC	IL	SNF	181	2026	44,840	100%	606,998	0.73%	13.54
727 North 17th Street LLC	Belleville Rehabilitation and Nursing Center, LLC	IL	SNF	180	2026	50,650	100%	603,644	0.73%	11.92

10

Master Lease Landmark
1621 Coit Road Realty, LLC	Landmark of Plano Nursing and Rehabilitation, LLC	TX	SNF	160	2028	49,812	100%	1,257,678	1.52%	25.25
8200 National Avenue Realty, LLC	Landmark of Midwest City Nursing and Rehabilitation, LLC	OK	SNF	106	2028	39,789	100%	833,211	1.01%	20.94
8200 National Avenue Realty, LLC	Landmark of Midwest City Hospital	OK	LTACH	31	2028	49,319	100%	243,675	0.29%	4.94
5601 Plum Creek Drive Realty, LLC	Landmark of Amarillo Nursing and Rehabilitation, LLC	TX	SNF	99	2028	60,031	100%	778,188	0.94%	12.96
9300 Ballard Road Realty, LLC	Landmark of Desplaines Nursing and Rehabilitation, LLC	IL	SNF	231	2022	70,556	100%	1,815,772	2.19%	25.73
911 South 3rd St Realty LLC	Chalet Of Niles	MI	SNF	100	2025	31,895	100%	786,049	0.95%	24.64
1015 Magazine Street, LLC	Landmark of River City Rehabilitation and Nursing Center	KY	SNF	92	2028	36,050	100%	723,165	0.87%	20.06
900 Gagel Avenue, LLC	Landmark of Iroquois Park Rehabilitation and Nursing Center	KY	SNF	120	2028	36,374	100%	943,258	1.14%	25.93
308 West Maple Avenue, LLC	Landmark of Lancaster Rehabilitation and Nursing Center	KY	SNF	96	2028	42,438	100%	754,607	0.91%	17.78
1155 Eastern Parkway, LLC	Landmark of Louisville Rehabilitation and Nursing Center	KY	SNF	252	2028	106,250	100%	1,980,842	2.39%	18.64
203 Bruce Court, LLC	Landmark of Danville Rehabilitation and Nursing Center, LLC, Goldenrod Village Assisted Living Center, LLC	KY	SNF/ ALF	108	2028	46,500	100%	848.932	1.03%	18.26
120 Life Care Way, LLC	Landmark of Bardstown Rehabilitation and Nursing Center	KY	SNF	100	2028	36,295	100%	786,049	0.95%	21.66
1033 North Highway 11, LLC	Landmark of Laurel Creek Rehabilitation and Nursing Center	KY	SNF	106	2028	32,793	100%	833,211	1.01%	25.41
945 West Russell Street, LLC	Landmark of Elkhorn City Rehabilitation and Nursing Center	KY	SNF	106	2028	31,637	100%	833,211	1.01%	26.34
1253 Lake Barkley Drive, LLC	Landmark of Kuttawa, A Rehabilitation & Nursing Center	KY	SNF	65	2031	37,892	100%	510,932	0.62%	13.48
Master Lease Central Illinois 2
107 South Lincoln Street LLC	Park Haven Rehabilitation and Nursing Center, LLC	IL	SNF	101	2034	21,150	100%	390,846	0.47%	18.48
1623 West Delmar Avenue LLC	Godfrey Healthcare & Rehabilitation Center, LLC	IL	SNF	68	2034	15,740	100%	263,144	0.32%	16.72
393 Edwardsville Road LLC	Wood River Healthcare & Rehabilitation Center, LLC	IL	SNF	106	2034	29,491	100%	410,194	0.50%	13.91
Master Lease Ohio
3090 Five Points Hartford Realty, LLC	Concord Care Center of Healthcare of Hartford, Inc.	OH	SNF	54	2025	15,504	100%	196,012	0.24%	12.64
3121 Glanzman Road Realty, LLC	Concord Care Center of Healthcare of Toledo, Inc.	OH	SNF	84	2025	24,087	100%	304,908	0.37%	12.66
620 West Strub Road Realty, LLC	Concord Care Center of Healthcare of Sandusky, Inc.	OH	SNF	50	2025	18,984	100%	181,493	0.22%	9.56
4250 Sodom Hutchings Road Realty, LLC	Concord Care Center of Healthcare of Cortland, Inc.	OH	SNF	50	2025	14,736	100%	181,493	0.22%	12.32

11

Master Lease Tennessee 1
115 Woodlawn Drive, LLC	Lakebridge a Waters Community, LLC	TN	SNF	109	2031	37,734	100%	1,514,820	1.83%	40.14
146 Buck Creek Road, LLC	The Waters of Roan Highlands, LLC	TN	SNF	80	2031	30,139	100%	1,111,794	1.34%	36.89
704 5th Avenue East, LLC	The Waters of Springfield, LLC	TN	SNF	66	2031	19,900	100%	917,230	1.11%	46.09
2501 River Road, LLC	The Waters of Cheatham, LLC	TN	SNF	80	2031	37,953	100%	1,111,794	1.34%	29.29
202 Enon Springs Road East, LLC	The Waters of Smyrna, LLC	TN	SNF	91	2031	34,070	100%	1,264,666	1.53%	37.12
140 Technology Lane, LLC	The Waters of Johnson City, LLC	TN	SNF	84	2031	34,814	100%	1,167,384	1.41%	33.53
835 Union Street, LLC	The Waters of Shelbyville, LLC	TN	SNF	96	2031	44,327	100%	1,334,153	1.61%	30.10
Master Lease Tennessee 2
505 North Roan Street, LLC	Agape Rehabilitation & Nursing Center, A Water’s Community	TN	SNF	84	2031	27,100	100%	1,628,910	1.97%	60.11
14510 Highway 79, LLC	Waters of McKenzie, A Rehabilitation & Nursing Center	TN	SNF	66	2031	22,454	100%	1,279,858	1.55%	57.00
6500 Kirby Gate Boulevard, LLC	Waters of Memphis, A Rehabilitation & Nursing Center	TN	SNF	90	2031	51,565	100%	1,745,261	2.11%	33.85
978 Highway 11 South, LLC	Waters of Sweetwater, A Rehabilitation & Nursing Center	TN	SNF	90	2031	30,312	100%	1,745,261	2.11%	57.58
2830 Highway 394, LLC	Waters of Bristol, A Rehabilitation & Nursing Center	TN	SNF	120	2031	53,913	100%	2,327,014	2.81%	43.16
Master Lease Arkansas 1
5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	AR	SNF	117	2028	41,490	100%	821,950	0.99%	19.81
414 Massey Avenue, LLC	Mountain View Residential Home - A Waters Community, LLC	AR	ALF	32	2028	12,548	100%	224,807	0.27%	17.92
706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	AR	SNF	97	2028	31,586	100%	681,445	0.82%	21.57
8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	AR	SNF	140	2028	61,543	100%	983,530	1.19%	15.98
1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	AR	SNF	120	2028	82,328	100%	843,025	1.02%	10.24
5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation - A Waters Community, LLC	AR	SNF	154	2028	56,176	100%	1,081,883	1.31%	19.26
2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	AR	SNF	140	2028	65,149	100%	983,530	1.19%	15.10
1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	AR	SNF	110	2028	32,962	100%	772,773	0.93%	23.44
826 North Street, LLC	The Waters of Stamps, LLC	AR	SNF	94	2028	30,924	100%	660,370	0.80%	21.35

12

Individual Leases
Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	IL	SNF	190	2026	37,100	100%	1,005,313	1.21%	27.10
Momence Meadows Realty, LLC	Momence Meadows Rehabilitation and Nursing Center, LLC	IL	SNF	140	2025	37,139	100%	1,038,000	1.25%	27.95
Oak Lawn Nursing Realty, LLC	Oak Lawn Respiratory and Rehabilitation Center, LLC	IL	SNF	143	2031	37,854	100%	1,083,048	1.31%	28.61
Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	IL	SNF	144	2024	34,152	100%	1,215,483	1.47%	35.59
Lincoln Park Holdings, LLC	Lakeview Rehabilitation and Nursing Center, LLC	IL	SNF	178	2031	34,362	100%	1,260,000	1.52%	36.67
Continental Nursing Realty, LLC	Continental Rehabilitation and Nursing Center, LLC	IL	SNF	208	2031	53,653	100%	1,575,348	1.90%	29.36
Westshire Nursing Realty, LLC	City View Multi care Center LLC	IL	SNF	485	2026	124,020	100%	1,788,365	2.16%	14.42
Belhaven Realty, LLC	Belhaven Rehabilitation and Nursing Center, LLC	IL	SNF	221	2026	60,000	100%	2,134,570	2.58%	35.58
West Suburban Nursing Realty, LLC	West Suburban Rehabilitation and Nursing Center, LLC	IL	SNF	259	2027	70,314	100%	1,961,604	2.37%	27.90
Niles Nursing Realty, LLC	Niles Nursing & Rehab, LLC	IL	SNF	304	2026	46,480	100%	2,409,998	2.91%	51.85
Parkshore Estates Nursing Realty, LLC	Parkshore Estates Rehabilitation and Nursing Center, LLC	IL	SNF	318	2026	94,018	100%	2,454,187	2.96%	26.10
Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	IL	SNF	404	2026	120,000	100%	2,547,712	3.08%	21.23
516 West Frech Street LLC	Parker Rehabilitation and Nursing Center, LLC	IL	SNF	102	2030	24,979	100%	498,350	0.60%	19.95
4343 Kennedy Drive, LLC	Hope Creek Nursing and Rehabilitation Center, LLC	IL	SNF	245	2030	104,000	100%	478,958	0.58%	4.61
1316 North Tibbs Avenue Realty LLC	West Park, a Water community	IN	SNF	89	2024	26,572	100%	549,884	0.66%	20.69
1585 Perry Worth Road LLC	The Waters of Lebanon LLC	IN	SNF	64	2027	32,650	100%	116,677	0.14%	3.57
1621 Coit Road Realty, LLC	None	TX	LTACH	43	-	24,906	0%	-	0.00%	-
2301 North Oregon Realty, LLC	Grace Point Wellness Center	TX	SNF	182	2028	19,895	100%	739,423	0.89%	37.17
2301 North Oregon Realty, LLC	Specialty Hospital Management	TX	LTACH	32	2023	24,660	100%	696,000	0.84%	28.22
5601 Plum Creek Drive Realty, LLC	None	TX	LTACH	47	-	30,015	0%		0.00%	-
9209 Dollarway Road, LLC	The Waters of White Hall, LLC	AR	SNF	120	2029	45,771	100%	843,026	1.02%	18.42
Master Lease Arkansas 2
326 Lindley Lane, LLC	The Waters of Newport, LLC	AR	SNF	120	2028	49,675	100%	843,044	1.02%	16.97
2821 West Dixon Road, LLC	The Waters of West Dixon & West Dixon Assisted Living - A Waters Community, LLC	AR	SNF/ALF	176	2028	50,382	100%	1,236,465	1.49%	24.54
552 Golf Links Road, LLC	Hot Springs Nursing and Rehabilitation - A Waters Community, LLC	AR	SNF	152	2028	30,372	100%	1,067,856	1.29%	35.16
Total/Average				10,426		3,501,551	98.43%	82,802,930	100.00%	23.65

13

(1) The tenant and the operator are the same for each facility other than the 13 SNFs leased under the Indiana master lease agreement and one SNF in Amarillo, Texas. In the case of these other facilities, the tenants are county hospitals which have entered into management agreements with the operators listed in the table. These arrangements permit the facilities to participate in a CMS program that pays higher Medicaid reimbursement rates for facilities associated with hospitals in underserved areas.

(2) The expiration dates do not reflect the exercise of any renewable options.

Related Party Transactions

As further described in “Certain Relationships and Related Transactions,” and throughout this prospectus, we have engaged in certain related party transactions. Our related parties include Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, Ted Lerman, who is the third Controlling Member of the Predecessor Company, Nahman Eingal, who is our Chief Financial Officer, and Steven Blisko, who is the brother of Michael Blisko, and their affiliated entities.

Formation Transactions

On June 8, 2021, pursuant to a contribution agreement among the Company, the Predecessor Company and the Operating Partnership, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, our Operating Partnership issued an aggregate of 51,686,280 OP units to the Predecessor Company. The Predecessor Company distributed these OP units to its members, and certain of these members transferred their OP units to their beneficial owners and other transferees. We subsequently exchanged 5,824,846 of these OP units for 5,824,846 shares of our common stock.

The assets that were contributed to the Operating Partnership by the Predecessor Company included all of the shares of the BVI Company, all of the membership interests in three property-owning limited liability companies owned directly by the Predecessor Company and all of the membership interests in SFMS. The BVI Company continues to own, through wholly-owned subsidiaries, all of our 78 properties and to hold, through wholly-owned subsidiaries, one lease for an additional property.

The contribution agreement was not negotiated on an arms’ length basis and may not be as favorable to us as an agreement negotiated on an arms’ length basis. We did not obtain independent third-party appraisals of the assets owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuation or fairness opinion. Accordingly, the value of the OP units that we issued as consideration for the assets of the Predecessor Company in the formation transactions may have exceeded their aggregate fair market value.

In connection with the formation transactions, the Company also issued 19,320 shares of the Company’s common stock to the employees of the Company and its affiliates.

As a result of the completion of the formation transactions and the other transactions described above, we became the owner of approximately 11.3% of the outstanding OP units, which was reduced to 11.0% of the OP units following the issuance of additional OP units in connection with the Operating Partnership’s acquisition of additional properties in Tennessee and Kentucky in August 2021 and the issuance of additional shares of the Company’s common stock to the employees of the Company and its affiliates under the employee bonus plan. See “Structure and Formation of Our Company—Formation Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions.”

Related Party Consulting Firms

Most of the operators at our facilities have engaged large consulting firms that specialize in healthcare and skilled nursing operations. The operators at our properties primarily use one of nine principal consulting firms, including four firms that are part of Infinity Healthcare, a healthcare consulting business that is owned by Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company. See “—Principal Consulting Firms to Operators.”

Leases with Related Parties

As of the date of this prospectus, we lease 55 of our facilities to affiliates of Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, and Ted Lerman, who is the third Controlling Member of the Predecessor Company. We also lease 6 additional facilities to affiliates of Steven Blisko, who is the brother of Michael Blisko. As a result, a substantial portion of our rental income is received from related parties. Steven Blisko is not a Controlling Member of the Predecessor Company and is not an affiliate of the Company.

Rental income from leases with these related party tenants represented 79.8% of all rental income for the quarter ended September 30, 2021. We believe these affiliated relationships provide a strong alignment of interests between us and our tenants and offers us increased operating flexibility with regards to potentially replacing underperforming tenants or evaluating acquisitions in new states. As we continue to grow and expand our portfolio, we intend to seek to develop new relationships with unrelated party tenants and operators in order to diversify our tenant base and reduce our dependence on related party tenants and operators.

14

The following table contains information regarding tenant/operators that are related parties of the Predecessor Company as of the date of this prospectus:

Tenant/Operators that are Related Parties

		Beneficial Owner Percentage of Related Party in Tenant/Operator
Lessor/Company Subsidiary	Tenant/Operator (1)	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Steven Blisko
Master Lease Indiana
1020 West Vine Street Realty LLC	The Waters of Princeton II, LLC	38.60%	39.64%	20.20%
12803 Lenover Street Realty, LLC	The Waters of Dillsboro – Ross Manor II, LLC	38.60%	39.64%	20.20%
1350 North Todd Drive Realty LLC	The Waters of Scottsburg II, LLC	38.60%	39.64%	20.20%
1600 East Liberty Street Realty, LLC	The Waters of Covington II, LLC	38.60%	39.64%	20.20%
1601 Hospital Drive Realty, LLC	The Waters of Greencastle II, LLC	38.60%	39.64%	20.20%
1712 Leland Drive Realty, LLC	The Waters of Huntingburg II, LLC	38.60%	39.64%	20.20%
2055 Heritage Drive Realty, LLC	The Waters of Martinsville II, LLC	38.60%	39.64%	20.20%
3895 South Keystone Avenue Realty, LLC	The Waters of Indianapolis II, LLC	38.60%	39.64%	20.20%
405 Rio Vista Lane Realty, LLC	The Waters of Rising Sun II, LLC	38.60%	39.64%	20.20%
950 Cross Avenue Realty, LLC	The Waters of Clifty Falls II, LLC	38.60%	39.64%	20.20%
958 East Highway 46 Realty, LLC	The Water of Batesville II, LLC	38.60%	39.64%	20.20%
2400 Chateau Drive Realty, LLC	The Waters of Muncie II, LLC	38.60%	39.64%	20.20%
The Big H2O, LLC	The Waters of New Castle II, LLC	38.60%	39.64%	20.20%

15

Master Lease Tennessee
115 Woodlawn Drive, LLC	Lakebridge a Waters Community, LLC	40.00%	40.00%	20.00%
146 Buck Creek Road, LLC	Waters of Roan Highlands, LLC	40.00%	40.00%	20.00%
704 5th Avenue East, LLC	Waters of Springfield, LLC	40.00%	40.00%	20.00%
2501 River Road, LLC	Waters of Cheatham, LLC	40.00%	40.00%	20.00%
202 Enon Springs Road East, LLC	Waters of Smyrna, LLC	40.00%	40.00%	20.00%
140 Technology Lane, LLC	Waters of Johnson City, LLC	40.00%	40.00%	20.00%
835 Union Street, LLC	Waters of Shelbyville, LLC	40.00%	40.00%	20.00%
505 North Roan Street, LLC	Agape Rehabilitation & Nursing Center, A Water’s Community	40.00%	40.00%	20.00%
14510 Highway 79, LLC	Waters of McKenzie, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
6500 Kirby Gate Boulevard, LLC	Waters of Memphis, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
978 Highway 11 South, LLC	Waters of Sweetwater, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
2830 Highway 394, LLC	Waters of Bristol, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
Master Lease Arkansas 1
5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	46.25%	46.25%	7.50%
414 Massey Avenue, LLC	Mountain View Residential Home – A Waters Community, LLC	46.25%	46.25%	7.50%
706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	46.25%	46.25%	7.50%
8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	46.25%	46.25%	7.50%
1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	46.25%	46.25%	7.50%
5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation – A Waters Community, LLC	46.25%	46.25%	7.50%
2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	46.25%	46.25%	7.50%
1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	46.25%	46.25%	7.50%
826 North Street, LLC	The Waters of Stamps, LLC	46.25%	46.25%	7.50%

16

Individual Leases
Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	37.50%	37.50%	5.00%
Momence Meadows Realty, LLC	Momence Meadows Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%
Oak Lawn Nursing Realty, LLC	Oak Lawn Respiratory and Rehabilitation Center, LLC	50.00%	50.00%	0.00%
Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%
Lincoln Park Holdings, LLC	Lakeview Rehabilitation and Nursing Center, LLC	40.00%	40.00%	0.00%
Continental Nursing Realty, LLC	Continental Rehabilitation and Nursing Center, LLC	37.50%	37.50%	5.00%
Westshire Nursing Realty, LLC	City View Multi care Center LLC	50.00%	50.00%	0.00%
Belhaven Realty, LLC	Belhaven Rehabilitation and Nursing Center, LLC	35.00%	35.00%	24.99%
West Suburban Nursing Realty, LLC	West Suburban Rehabilitation and Nursing Center, LLC	37.50%	37.50%	5.00%
Niles Nursing Realty, LLC	Niles Nursing & Rehab, LLC	40.00%	40.00%	20.00%
Parkshore Estates Nursing Realty, LLC	Parkshore Estates Rehabilitation and Nursing Center, LLC	30.00%	30.00%	20.00%
Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	33.39%	33.39%	23.97%
516 West Frech Street LLC	Parker Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%
4343 Kennedy Drive, LLC	Hope Creek Nursing and Rehabilitation Center, LLC	50.00%	50.00%	0.00%
1316 North Tibbs Avenue Realty LLC	West Park, a water community	40.00%	40.00%	20.00%
1585 Perry Worth Road LLC	Waters of Lebanon LLC	40.00%	40.00%	20.00%
9209 Dollarway Road, LLC	The Waters of White Hall, LLC	46.25%	46.25%	7.50%

17

Master Lease Arkansas 2
326 Lindley Lane, LLC	The Waters of Newport, LLC	46.25%	46.25%	7.50%
2821 West Dixon Road, LLC	The Waters of West Dixon & West Dixon Assisted Living – A Waters Community, LLC	46.25%	46.25%	7.50%
552 Golf Links Road, LLC	Hot Springs Nursing and Rehabilitation – A Waters Community, LLC	46.25%	46.25%	7.50%
Master Lease Central Illinois 1
253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center, LLC			40.00%	60.00%
3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center, LLC			40.00%	60.00%
727 North 17th Street LLC	Belleville Rehabilitation and Nursing Center, LLC			40.00%	60.00%
Master Lease Central Illinois 2
107 South Lincoln Street LLC	Park Haven Rehabilitation and Nursing Center, LLC			40.00%	60.00%
1623 West Delmar Avenue LLC	Godfrey Healthcare & Rehabilitation Center, LLC			40.00%	60.00%
393 Edwardsville Road LLC	Wood River Healthcare & Rehabilitation Center, LLC			40.00%	60.00%

18

Other Related Party Transactions

The Predecessor Company funded the organizational and listing costs incurred by the Company through the consummation of the formation transactions. As of the date of this prospectus, the aggregate amount funded by the Predecessor Company was $2,465,000.

In connection with the formation transactions, we entered into a tax protection agreement with the Predecessor Company, pursuant to which we agreed to indemnify Predecessor Company, its members and their beneficial owners (the “protected parties”) against potential adverse tax consequences to them, including future gain with respect to any negative capital account balances that exist after formation or that are “built-in” gain relating to assets that the protected parties were deemed to contribute to the Company.

The Company estimates that the total amount of protected built-in gain on all of the properties and other assets contributed to the Company in connection with the formation transactions was approximately $376.6 million. Such indemnification obligations could result in aggregate payments, based on current tax laws, of up to $          million. The amount of tax is calculated without regard to any deductions, losses or credits that may be available. Therefore, although it may be otherwise in our stockholders’ best interests that we sell one of these properties, it may be economically prohibitive for us to do so because of these indemnification obligations to the protected parties incurred by our Operating Partnership. In this regard, the Company has granted the tenant of one of the Company’s properties, an SNF located in Illinois, an option to purchase this property. If the tenant had exercised its option as of September 30, 2021, the Company would have recognized a built-in gain of approximately $1.65 million on such property, which could have required the Company to make a tax indemnity payment of approximately $         . The Company has also had discussions with the proposed tenants of 13 of the Company’s properties in Arkansas to sell or grant them an option to purchase such properties for an aggregate price of $90 million. If the Company had sold these properties for this price as of September 30, 2021, the Company would have recognized a built-in gain of approximately $42.1 million on such properties, which could have required the Company to make an tax indemnity payment of approximately $          million.

The tax protection agreement also provides that we will offer the protected parties the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, in a manner intended to provide an allocation of liabilities to the protected partner for federal income tax purposes. Such protected parties guaranteed debt in the amount of approximately $25.4 million immediately following the completion of the formation transactions. In addition to any guarantee opportunities provided immediately following the completion of the formation transactions, this opportunity also offers upon future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the ten years following the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such protected party a cash payment intended to approximate its tax liability resulting from our failure to make such opportunities available to that protected party and the tax liabilities incurred as a result of such tax protection payment. This obligation could result in payments of up to $   million.

For a complete list of the related party transactions, see “Certain Relationships and Related Transactions.”

Principal Consulting Firms to Operators

The principal consulting firms engaged by our tenants as of September 30, 2021 are described below. They provide the tenants with a wide range of advice and assistance that we believe significantly enhances the operators’ ability to operate successfully. As further described below, certain operators and consultants are related parties.

Infinity Healthcare (“Infinity”). Infinity is a consulting group that provides healthcare consulting services to the healthcare industry, including facilities that offer skilled and intermediate nursing, short-term rehabilitation, services for residents with dementia and Alzheimer’s disease, behavioral health, ventilator units, in-house dialysis, and home health. Infinity was founded in 2008 by Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company. Infinity provides consulting services to 67 facilities (of which 55 are leased from us) in Arkansas, Illinois, Indiana, Michigan, Oklahoma, Tennessee and Texas.

Benchmark Healthcare (“Benchmark”). Benchmark is a healthcare consulting service provider to the skilled nursing facility industry. Benchmark was founded in 2015 and primarily provides consulting services to A&M Healthcare which, through its subsidiaries, holds the licenses to 15 skilled nursing facilities. A&M Healthcare operates under the trade name Landmark. Benchmark provides consulting services to 17 facilities (of which 16 are leased from us) in Kentucky, Illinois Texas, Michigan and Oklahoma.

Integrity Healthcare Communities (“Integrity”). Integrity is a healthcare consulting company that provides consulting services to the skilled nursing facility industry. Integrity was founded in 2010 by Steven Blisko, who is the brother of Michael Blisko. Integrity provides consulting services to 11 skilled nursing facilities (of which 6 are leased from us) in central and southern Illinois.

AOM Healthcare Management (“AOM”). AOM is a diverse and experienced healthcare consulting firm founded in the 2000’s and based in New York. AOM provides consulting services to 22 skilled nursing facilities (of which four are leased from us) in New York and Ohio.

Paramount Healthcare Consultants (“Paramount”). Paramount is a diverse and experienced healthcare consulting firm founded in 2008 and based in Louisiana. Paramount provides consulting services to 11 healthcare facilities (of which one is leased from us) in Louisiana and Texas.

Competitive Strengths

We believe that the following competitive strengths provide a solid foundation for the sustained growth of our business and successful execution of our business strategies:

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Diversified Portfolio. We have a portfolio that is diversified in terms of both geography and tenant composition. As of the date of this prospectus, our portfolio is comprised of 79 healthcare-related properties with a total of 10,426 licensed beds located throughout Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas. We believe that our geographic diversification limits the potential impact of any regulatory, reimbursement, competitive dynamic or other changes in any single market on the overall performance of our portfolio. We lease our properties to 83 tenants, with no tenant accounting for more than 3.08% of our annualized base rent. This diversification limits our exposure for any single tenant that encounters financial or operational difficulties.

Protected Markets. In eight of the nine states in which we operate, we benefit from CON laws that require state approval for the constructions and expansion of certain types of healthcare facilities. These laws represent significant barriers to entry and limit competition in these markets.

Demonstrated Ability to Identify and Structure Accretive Acquisition Opportunities. Our management team has long-standing relationships in the skilled nursing and post-acute healthcare industries. Through their experience in acquiring these types of facilities, we have the proven ability to identify and complete complex and accretive transactions. For example, in 2019, we acquired seven skilled nursing facilities in Arkansas and Kentucky through the assumption of approximately $37 million of mortgage debt, which allowed us to acquire the properties at an estimated discount of approximately 31% to the fair market value of the properties based on a third party appraisal that we received prior to the purchase. Similarly, in 2018, we also acquired an additional 10 facilities for a total consideration of $44.8 million through the assumption or payment of the outstanding loan on the facilities or directly from the lender, in each case at an estimated discount of approximately 38% to the fair market value of the properties based on a third party appraisal that we received prior to the purchase. These 16 properties are expected to generate average annual rental income of approximately $14 million over the life of the leases and represent an opportunity that is consistent with our track record of identifying and acquiring accretive acquisitions. Additionally, because many of our acquisitions are off-market opportunities sourced through our management team’s network of industry relationships, we believe we do not typically compete with larger healthcare-focused real estate companies for acquisitions as they tend to focus on larger, platform acquisition opportunities. Although our acquisitions in 2020 and 2021 were completed based on such properties’ estimated fair market values, we have regularly acquired assets at attractive valuations and believe we can continue to identify these types of opportunities to expand our portfolio.

Significant Experience Acquiring Underperforming Assets. Although we primarily seek to acquire properties that have had consistent profitability, we may also acquire underperforming properties if we believe that the underlying facilities can become successful through better management. Our management team’s prior experience as operators gives it the ability to evaluate these types of facilities and their potential for improved revenue enhancement and increased operating efficiencies. We will consider the acquisition of underperforming properties if they are available at attractive valuations and provide us with significant upside potential once their new operators have successfully stabilized and optimized their operations. If we acquire underperforming properties, we would expect to lease them to tenants and operators that have significant turnaround experience and support from experienced consultants.

Experienced and Adept Operators. We have strong and long-standing relationships with operators and their principals who have significant experience in operating successful skilled nursing facilities. These operators and their principals have a strong track record of operating in challenging markets where operators are subject to increased regulatory issues and significant competition. Additionally, these operators and their principals have learned to successfully operate facilities in which most of the revenue is earned from providing services to patients covered by Medicaid which are subject to lower reimbursement rates than other revenue sources.

Consulting Firms Provide Additional Resources for the Operators of our Facilities. Most of the operators of our facilities utilize the services of experienced healthcare consulting firms to provide them with expert advice and assistance with their operations. We believe these consulting firms provide the operators with additional expertise and resources that materially enhance their ability to operate efficiently and to meet applicable regulatory requirements.

Close Relationships with Tenants, Operators and Consultants Provide Enhanced Oversight, Market Intelligence and Strong Alignment of Interests. The nature of our close relationships with the tenants and operators of our properties and their consulting firms allows us to maintain close communication and obtain early knowledge of potential issues faced by our tenants, enabling us to address those issues that affect us as the lessor. These relationships also provide us with intelligence on the markets in which we own properties and assistance in locating new and replacement tenants. Additionally, the consulting firms assist us without charge in evaluating potential acquisitions and operators. This assistance provides us with insight on local market trends, which is particularly valuable for new markets. These relationships also provide a strong alignment of interests between our interests as a property owner and our tenants’ interests.

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Well-Structured, Long-Term, Triple-Net Leases Generate Predictable and Growing Rental Income Streams. Most of our owned properties are leased to tenants under long-term, non-cancellable, triple-net leases, pursuant to which the tenants are responsible for all maintenance and repairs, insurance and taxes associated with the leased properties and the business conducted at the properties. As of September 30, 2021, 98.4% of the gross leasable area of our facilities was leased with an average remaining lease term of 6.42 years. Our portfolio had normalized EBITDARM and normalized EBITDAR coverage ratios of 2.74x and 2.07x, respectively, for the twelve month period ended June 30, 2021 (based on internally prepared financial results of our tenants). Our leases generally have terms that range from 10 to 20 years with two five-year extensions, and annual rent escalators of 1% to 3% per year, which provides us with a steady and growing cash rental stream. Additionally, our leases are structured to provide us with key credit support and have credit enhancement provisions that may include non-refundable security deposits of up to 6 months, personal and corporate guarantees and cross-default provisions under our master leases. Approximately 70.5% of our total annualized rental revenue is generated through our 9 master leases that have cross-default and cross-collateralization provisions.

Seasoned Management Team with Significant Experience. Moishe Gubin, our Chairman and Chief Executive Officer, has over 21 years of operating and real estate experience in the skilled nursing and long-term care industries. Prior to founding the Predecessor Company, Mr. Gubin worked as an operator of skilled nursing facilities and built a strong operational knowledge base that has been incorporated into the day-to-day management of our current portfolio. Additionally, Mr. Gubin has significant acquisition experience, having completed over 80 healthcare-related facilities with an aggregate investment amount of over $700 million since 2003. Nahman Eingal, our Chief Financial Officer, has an extensive background in real estate finance with over 20 years of experience in the banking industry focusing on commercial lending to healthcare providers. Mr. Gubin and Mr. Eingal also have significant experience accessing the debt capital markets to fund growth, having raised over $266 million of publicly traded bonds that are listed on the Tel Aviv Stock Exchange, or TASE. Joshua Blisko, our proposed Senior Investment Officer, has served in various roles across corporate finance and real estate and previously oversaw over $400 million in asset dispositions and over $350 million in financing and refinancing transactions. We believe that the diverse operational and financial background and expertise of our management team gives us the ability to successfully manage our portfolio and sustain our growth.

Experienced Public Filer. Our BVI Company has raised, in aggregate, over $266 million from the sale of bonds that are listed on the TASE. Under the regulations of the TASE and the Israeli Securities Act, the BVI Company has reporting and corporate governance requirements that include filing of quarterly and annual financial reports, conducting stockholder meetings, maintaining an independent board and addressing conflicts of interest. As a result, our management team has experience in operating in a manner that is similar to a U.S. public company and has established reporting and governance processes and policies that can be adapted to meet the requirements for operating as a U.S. public company.

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Our Business and Growth Strategies

Our objective is to generate attractive returns for our stockholders over the long-term through dividends and capital appreciation. Key elements of our strategy include the following:

Acquire Additional Healthcare Properties in Concentrated Geographic Areas. We plan to invest primarily in real estate used as skilled nursing facilities and other healthcare facilities that provide services to the elderly, where our management team has substantial experience and relationships. We believe these facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise necessary to acquire, own, finance and manage these properties, which are factors that tend to limit competition among investors, owners, operators and finance companies. We will seek to acquire properties in states where we believe we can build regional density in order to create competitive advantages and drive operational and cost efficiencies.

Negotiate Well-Structured Net Leases. Our primary ownership structure is a facility purchase with a long-term triple-net lease with the healthcare operator. We seek to structure our leases with lease terms ranging from 10 to 15 years with tenant options to extend the lease for an additional period of 5 to 10 years, and rent escalators that provide a steadily growing cash rental stream. Our lease structures are designed to provide us with credit support for our rents, including, in certain cases, lease deposits, covenants regarding liquidity, and various provisions for cross-default. We believe these features help insulate us from variability in operator cash flows and enable us to minimize our expenses while we continue to build our portfolio.

Leverage Existing and Develop New Operator Relationships. Our management team has long-standing relationships in the healthcare industry through which we have sourced our existing portfolio, and we intend to continue to expand our portfolio by leveraging these existing relationships. Most of our properties are leased to related parties. We also intend to seek to develop new relationships with unaffiliated operators in order to diversify our tenant base and reduce our dependence on related party tenants.

Finance existing portfolio with Long-Term, Low-Interest Rate, HUD Guaranteed Non-Recourse Debt. We have, and will continue to use, an attractive capital structure in the form of HUD guaranteed mortgage loans through existing government programs, which are long-term, low-interest rate and non-recourse. Currently HUD guaranteed loans are available for periods of 30 to 35 years at a weighted-average interest rate of 10 years Treasury bills plus 1.8%-2.0% (not including 0.65% mortgage insurance premium).

Utilize Comprehensive Investment Underwriting Criteria. We have adopted what we believe to be a thorough investment underwriting process based on careful analysis and due diligence with respect to both the healthcare real estate and the healthcare service operations. We seek to make investments in healthcare properties that have the following attributes: well-located, visible to traffic, in good physical condition with predictable future capital improvement needs and with attractive prospects for future profitability.

Monitor the Performance of our Facilities and Industry Trends. We carefully monitor the financial and operational performance of our tenants and of the specific facilities in which we invest through a variety of methods, such as reviews of periodic financial statements, and regular meetings with the facility operators. Pursuant to the terms of our leases, our tenants are required to provide us with certain periodic financial statements and operating data.

Utilize Targeted Leverage in Our Investing Activities. We seek to utilize a targeted level of leverage that is appropriate in light of market conditions, future cash flows, the creditworthiness of tenants and future rental rates. We will seek to achieve a ratio of debt to asset fair market value in the range of 45% to 55%. However, our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of our borrowings.

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Recent Developments

COVID-19 Pandemic

As of the date of this prospectus, the pandemic caused by the coronavirus known as COVID-19 has not had a material adverse effect on the Company’s financial performance, results of operations, liquidity or access to financing. However, the Company’s operations and financial performance are dependent on the ability of its tenants to meet their lease obligations to the Company.

To the Company’s knowledge and based on information provided to the Company by its tenants, the principal financial effects of the pandemic on the Company’s tenants have been to increase their payroll expenses, to require additional purchases of personal protective equipment, and to decrease occupancy at their facilities. The Company believes that the decline in occupancy was primarily due to declining referrals as a result of hospitals postponing elective surgeries as well as patients’ concerns regarding the risk of infection from COVID-19.

The following table reflects the changes in occupancy at the SNFs operated by related party tenants on the first date of each month from March 1, 2020, through November 1, 2021. Occupancy at these SNFs was not affected due to COVID-19 until after March 1, 2020. The Company is aware that unrelated tenants experienced similar changes through August 2021, which is the most recent information available to the Company for occupancy of unrelated tenants.

	Total Residents	Occupancy Percentage (%)	Change from 3/1/2020

March 1, 2020	4,944	73.4%
April 1, 2020	4,716	70.1%	-4.61%
May1, 2020	4,423	65.7%	-10.54%
June 1, 2020	4,315	64.1%	-12.72%
July 1, 2020	4,325	64.2%	-12.52%
Aug. 1, 2020	4,350	64.6%	-12.01%
Sept. 1, 2020	4,291	63.7%	-13.21%
Oct. 1, 2020	4,387	65.2%	-11.27%
Nov. 1, 2020	4,442	66.0%	-10.15%
Dec. 1, 2020	4,403	65.4%	-10.94%
Jan. 1, 2021	4,358	64.7%	-11.85%
Feb. 1, 2021	4,291	63.7%	-13.21%
March 1, 2021	4,300	63.9%	-13.03%
April 1, 2021	4,330	64.3%	-12.42%
May 1, 2021	4,427	65.8%	-10.46%
June 1, 2021	4,474	66.5%	-9.51%
July 1, 2021	4,494	66.8%	-9.10%
Aug. 1, 2021	4,561	67.8%	-7.75%
Sept. 1, 2021	4,535	67.4%	-8.27%
Oct. 1, 2021	4,564	67.8%	-7.69%
Nov. 1, 2021	4,604	68.4%	-6.88%
Dec. 1, 2021	4,642	68.9%	-6.11%
Jan. 1, 2022	4,645	69.0%	-6.05%

Between March 1, 2020, and September 1, 2020, occupancy at the SNFs operated by related party tenants decreased from 73.4% on March 1, 2020, to 63.7% on September 1, 2020, or approximately 13%. Since that time, occupancy has varied between a low of 63.7% on September 1, 2020 and on February 1, 2021 to a high of 69.0% on January 1, 2022. Occupancy has steadily increased since April 2021 due to the widespread availability of vaccines for COVID-19, so that the occupancy as of January 1, 2022 was only 6.05% below the level at March 1, 2020. To the Company’s knowledge, the emergence of the delta variant in the summer of 2021 has not resulted in any reduction in occupancy at the Company’s facilities.

As a result of the COVID-19 pandemic, our tenants have received financial support under several government programs. These programs consisted of forgivable loans under Paycheck Protection Program, grants to operators under the Coronavirus Aid, Relief and Economic Security (CARES) Act in an amount equal to 2% of their historical annual revenues, the waiver of the three day hospital stay required by Medicare, accelerated payments under Medicare, and increased funding for Medicaid patients by some state governments.

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The Company’s management does not expect that the discontinuation of these government programs will have a material adverse effect on the tenants’ ability to pay rent for four reasons. First, the Company’s management believes that most nursing home residents in the United States have received vaccines for COVID-19, which have been highly effective in preventing cases of COVID-19. Second, occupancy significantly increased between April 2021 and the beginning of January 2022. Third, the source of the tenants’ revenues has partially shifted from Medicaid to Medicare because more patients have become eligible for Medicare due to changes in the eligibility criteria. The tenants receive larger payments from Medicare than Medicaid. Fourth, most of the Company’s tenants have the ability to maintain profitability notwithstanding the decrease in revenues because approximately 85% to 90% of their operating costs are variable items (such as labor costs, food, drugs and supplies, including personal protection equipment and cleaning supplies) that can be reduced when occupancy decreases.

To the Company’s knowledge, its tenants are complying with all applicable governmental requirements and guidelines for addressing the risks posed by COVID-19. Although there have been a limited number of confirmed cases of COVID-19 at the facilities operated by the Company’s tenants, to its knowledge, these cases have not had a material impact on any of the operators or resulted in any claims against any of the operators.

As a landlord, the Company does not control the operations of its tenants, including related party tenants, and is not able to cause its tenants to take any specific actions to address trends in occupancy at the facilities operated by its tenants, other than to monitor occupancy and income of its tenants, discuss trends in occupancy with tenants and possible responses, and, in the event of a default, to exercise its rights as a landlord. However, Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, as the controlling members of 55 of our tenants and related operators, have the ability to obtain information regarding these tenants and related operators and cause the tenants and operators to take actions, including with respect to occupancy. Messrs. Gubin and Blisko are subject to potential conflicts of interest due to their ownership of these tenants and their duties as directors of the Company. As a result of these conflicts, actions by the Company with respect to these related party tenants would be directed by the audit committee of our board of directors, comprised of independent directors, under our conflicts of interest policies. See “Policies with respect to Certain Activities and Transactions—Conflict of Interest Policies.”

As of the date of this prospectus, none of the Company’s tenants are delinquent on the payment of rent, and none of them have requested the Company to amend the terms of their leases to reduce current or future lease payments. Nevertheless, if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company’s tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to us. “Risk Factors- A pandemic, epidemic or outbreak of an infectious disease in the United States, such as the recent outbreak of the coronavirus known as COVID-19, could adversely affect the operating results and financial condition of the operators of our facilities, which in turn could undermine their ability to meet their lease obligations to us.”

Acquisitions

On January 10, 2019, we acquired two properties located in Western Illinois, for an aggregate purchase price of $5.9 million. These properties each contain a skilled nursing facility. The two facilities have a total of 361 licensed beds and approximately 95,490 square feet. Prior to the date of acquisition, the two properties were leased by subsidiaries of the Predecessor Company, which subleased them to sub-tenants that are entities controlled by a related party. These properties are included under the Central Illinois 1 master lease.

On February 23, 2019, we acquired three properties located in Kentucky for a purchase price of $21.3 million, which we paid through the assumption of debt. These properties each contain a skilled nursing facility. The facilities contain an aggregate of 312 licensed beds and approximately 100,725 square feet. Concurrently with the closing of the acquisition, we leased these properties to third-party operators, which will operate and manage the properties for 10 years in exchange of annual base rent of $2.7 million. The lease includes an annual increase of approximately 3% in the rent and two extension options of five years each. These properties are included under the Kentucky 2 master lease.

On March 27, 2019, we acquired a property located in Arkansas for a purchase price of $6.9 million, which we funded through a $5.2 million mortgage loan and existing working capital. This property contains a skilled nursing facility with aggregate of 120 licensed beds and approximately 45,771 square feet. Concurrently with the closing of the acquisition, we leased the property to entities controlled by the Controlling Members of the Predecessor Company, which will operate and manage the property. The lease has an initial term of 10 years, with two extension options of five years each. The initial annualized base rent is $735,000, which is subject to an annual increase of approximately 3%.

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On April 7, 2019, we acquired three properties located in Arkansas for a purchase price of $14.4 million, which we paid through the assumption of debt. Two of these properties contain a skilled nursing facility and the third contains a skilled nursing facility and an assisted living facility. The facilities have an aggregate of 448 licensed beds and approximately 130,429 square feet. Concurrently with the closing of the acquisition, we leased these properties to entities controlled by the Controlling Members of the Predecessor Company, which will operate and manage the properties for 10 years in exchange of annual base rent of $2.7 million. The lease provides for annual increases in rent of approximately 3% and includes two extension options of five years each. These properties are included under one of the Arkansas master leases.

On June 27, 2019, we acquired title to a building and the leasehold under a long-term ground lease for a property located in Des Plaines, Illinois, for a purchase price of $15.4 million. This property contains a skilled nursing facility with 231 licensed beds and approximately 70,556 square feet. We leased the facility to a third-party operator, which operates and manages the facility under a five-year lease in exchange of annual base rent of $1.6 million. The lease provides for annual increases in rent of 2% and includes three extension options of five years each. This property is included under the Texas/Oklahoma/Michigan/Illinois master lease.

On November 12, 2019, we acquired one skilled nursing facility located in Muncie, Indiana for an aggregate gross purchase price of $3,150,000, paid in cash. The facility has a total of 72 licensed beds and approximately 22,350 square feet. We previously leased the property under an operating lease and subleased it under the Indiana master lease. The acquisition will not increase the rental income that we receive, but we will save $330,000 in annual rent payments.

 On June 2, 2020, we acquired a property located in Kentucky for a purchase price of $4.4 million, which we paid in cash. This property contains 90 skilled nursing facility beds and 18 ALF/IL beds with aggregate of 108 licensed beds and approximately 46,500 square feet. Concurrently with the closing of the acquisition, we leased this property to third-party operators, which will operate and manage the property for 10 years in exchange of annual base rent of $540,000. The lease includes an annual increase of approximately 3% in the rent and two extension options of five years each. This property is included under the Kentucky 1 master lease.

On October 1, 2020, we acquired a property located in Illinois for a purchase price of $4.0 million, which we paid in cash. This property contains 245 skilled nursing facility beds and approximately 104,000 square feet. Concurrently with the closing of the acquisition, we leased this property on a triple net basis to an entity controlled by the Controlling Members of the Predecessor Company, which will operate and manage the property. The lease has an initial term of 10 years with two extension options of five years each. The lease provides for annual base rent of $400,000 in the first year, $450,000 in the second year and annual increases of approximately 2% thereafter. In addition, we gave the operator an option to purchase the property for an option price of $4.6 million during 2020, which will increase by $600,000 in each subsequent year during the term of the option.

On August 25, 2021, the Company acquired five properties located in Tennessee and one in Kentucky (the “Tennessee/Kentucky Properties”) for an aggregate acquisition cost of $81.0 million, which was paid through the issuance of 1,545,217 OP units valued at $16,977,000 and a cash payment of $63,990,000. The properties contain skilled nursing facilities of approximately 223,000 square feet and 515 beds. The Company financed part of the cash portion of the purchase price from the net proceeds received by the Company from the sale of Series C Bonds in Israel. Moishe Gubin, our Chairman of the Board and Chief Executive Officer, and the sellers have entered into an agreement, pursuant to which Mr. Gubin has agreed to purchase the OP units issued to the sellers, unless the sellers elect to retain of the OP units. In the event that the sellers do not elect to retain the OP units, then Mr. Gubin will be required to pay to the sellers an amount (less any distributions paid to the sellers) equal to the greater of value of $11.00 per OP unit (which represents the agreed value of the OP units issued to pay a portion of the purchase price for the properties) or the value of the shares of our common stock as of the date of the repurchase. The value of the shares of our common stock would be determined pursuant to the terms of the partnership agreement of the Operating Partnership, which provides that the value is equal to the average of the daily market prices of such shares for the ten consecutive trading days immediately preceding the date of such valuation, or, if the shares are not then traded, the value shall be determined by the Company acting in good faith on the basis of such information as it considers, in its reasonable judgment, to be appropriate.

We have leased the five Tennessee facilities to related parties under a new Tennessee master lease, and the one Kentucky property to an unrelated third party under the existing Landmark master lease. As a result of the lease of these properties, our annual base rent will increase by $8.1 million in the first year, with annual increases of 3% thereafter.

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The following table contains information regarding our recent acquisitions, as of the date of this prospectus:

Date Acquired	Number of Properties	State	Annualized Average Base Rent
January 10, 2019	2	Illinois	$-	(1)
February 23, 2019	3	Kentucky	3,115,793
March 27, 2019	1	Arkansas	843,026
April 7, 2019	3	Arkansas	3,147,364
June 27, 2019	1	Illinois	1,615,524
November 12, 2019	1	Indiana	-	(2)
June 2, 2020	1	Kentucky	911,023
October 1, 2020	1	Illinois	478,956
August 25, 2021	6	Tennessee/ Kentucky	9,284,243
Total	19		$19,395,929

(1) Prior to the acquisition of these facilities, the Predecessor Company was the tenant of each property and had subleased the property to tenant/operators. The acquisition of these properties did not increase the rental income received by the Company from these properties, but did eliminate the rental payments of $554,000 previously paid by the Company.

(2) Prior to the acquisition of this facility, the Predecessor Company was the tenant of the property and had subleased the property to tenant/operators. The acquisition of this property did not increase the rental income received by the Company from this property, but did eliminate the rental payments of $330,000 previously paid by the Company.

Disposition

On February 11, 2021, we sold five properties located in southern Illinois that housed skilled nursing facilities to a group of unrelated third parties for an aggregate price of $26.1 million. The leases for these properties provided for annualized base rent of $3.5 million. We elected to sell these properties because the offered price was attractive and the sale reduced our concentration in this market. We recognized a gain of $3.8 million as a result of these sales.

Acquisition Opportunities

We believe that our management team’s extensive network of relationships with market participants will continue to provide us with access to attractive acquisition opportunities. We currently have several acquisition opportunities in various stages of negotiation and due diligence. These opportunities could have aggregate transaction value of more than $400 million, and involve investments in SNFs and ALFs in 3 different states. Although we continue to negotiate the terms of these significant investment opportunities, we have not reached binding agreement or understanding with respect to any of them. However, it is possible that we could reach agreement before the end of this year on one or more of such investments.

We cannot assure you that we will acquire any particular properties because the acquisition of any property is subject to a number of factors, including the negotiation and execution of definitive purchase and sale agreements, our completion of satisfactory due diligence with respect to the property and satisfaction of customary closing conditions, including the receipt of third-party consents and approvals.

Other Recent Developments

In April 2021, tenants for 13 of our properties located in Arkansas agreed to assign their leases to a group of unaffiliated third parties. The current tenants are related parties of the Company. The facilities located on these properties consist of 12 SNFs and 2 ALFs, with one property housing both a SNF and an ALF. There will be no changes to the terms of the existing leases. The assignment of the leases is subject to the approval of the State of Arkansas, which has been requested but not yet received. In connection with the lease assignments, the Company and the proposed tenants have held discussions concerning the possible sale of the properties to the proposed tenants or the grant of an option to purchase the properties for an aggregate price of $90 million. The Company and the proposed tenants have not entered into any agreement with respect to any sale or option. Accordingly, the Company and the proposed tenants may not enter into any such agreement and the terms of any such agreement are subject to further negotiations between the parties. These properties are subject to claims by the prior owners of the properties. These claims are not expected to have any impact on the assignment of the leases, but they may interfere with any sale of the properties. See “Business and Properties - Legal Proceedings.”

For additional information regarding our recently completed and pending acquisitions and dispositions, see “Business and Properties.”

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Structure and Formation of Our Company

Our Operating Entities

Our Company

We were formed as a Maryland corporation in July 2019 and we commenced operations in June 2021, following the completion of the formation transactions. We conduct our business through a traditional UPREIT structure in which our properties are owned by our Operating Partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our Operating Partnership and as of the date of this prospectus we own approximately 11.0% of the outstanding OP units. Our board of directors oversees our business and affairs.

Our Operating Partnership

Our Operating Partnership was formed as a Delaware limited partnership in July 2019 and it commenced operations in June 2021, following the completion of the formation transactions. Substantially all of our assets are held by, and our operations are conducted through, our Operating Partnership. As the sole general partner of our Operating Partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Strawberry Fields Realty LP.” In the future, we may issue additional OP units or preferred OP units of limited partnership interest in our Operating Partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

For more information on our formation transactions, see “Structure and Formation of Our Company.”

Formation Transactions

On June 8, 2021, pursuant to a contribution agreement among the Company, the Predecessor Company and the Operating Partnership, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, our Operating Partnership issued an aggregate of 51,686,280 OP units to the Predecessor Company. The Predecessor Company distributed these OP units to its members, and certain of these members transferred their OP units to their beneficial owners and other transferees. We subsequently exchanged 5,824,846 of these OP units for 5,824,846 shares of our common stock.

The assets that were contributed to the Operating Partnership by the Predecessor Company included all of the shares of the BVI Company, all of the membership interests in three property-owning limited liability companies owned directly by the Predecessor Company and all of the membership interests in SFMS. The BVI Company continues to own, through wholly-owned subsidiaries, all of our 78 properties and to hold, through wholly-owned subsidiaries, one lease for an additional property.

The contribution agreement was not negotiated on an arms’ length basis and may not be as favorable to us as an agreement negotiated on an arms’ length basis. We did not obtain independent third-party appraisals of the assets owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuation or fairness opinion. Accordingly, the value of the OP units that we issued as consideration for the assets of the Predecessor Company in the formation transactions may have exceeded their aggregate fair market value.

In connection with the formation transactions, the Company also issued 19,320 shares of the Company’s common stock to the employees of the Company and its affiliates.

As a result of the completion of the formation transactions and the other transactions described above, we became the owner of approximately 11.3% of the outstanding OP units, which was reduced to 11.0% of the OP units following the issuance of additional OP units in connection with the Operating Partnership’s acquisition of additional properties in Tennessee and Kentucky in August 2021 and the issuance of additional shares of the Company’s common stock to the employees of the Company and its affiliates under the employee bonus plan. See “Structure and Formation of Our Company—Formation Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions.”

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Our Ownership Structure

The following diagram depicts our ownership structure following the completion of the formation transactions and the acquisition of the Tennessee/Kentucky properties, and assumes the sale to the public of all of the shares that may be that may be sold pursuant to this prospectus.

Restrictions on Transfer of OP Units

Under the partnership agreement for our Operating Partnership, holders of OP units may not transfer their units without our prior consent, as general partner of the Operating Partnership.

Subject to limits imposed under the partnership agreement for the Operating Partnership, each limited partner that holds OP units may tender its units for redemption by the Operating Partnership in exchange for cash equal to the market price of our common stock at the time of redemption or, at our option, for shares of common stock on a one-for-one basis. For the OP units that are currently outstanding, including the OP units held by our directors, executive officers and their affiliates, such OP units may not be redeemed for at least one year after their issue date (or such lesser time as determined by the General Partner in its sole and absolute discretion). The Company has no plans to approve a shorter period for any person. For OP units issued in the future, the OP units shall be subject to such restrictions as may be agreed to in writing between the Limited Partner and the General Partner. See “Description of the Partnership Agreement of Strawberry Fields Realty LP—Redemption Rights.”

In the event that any affiliates of the Company tender their OP units for cash redemption or exchange for shares of our common stock, we will treat this request as a related party transaction. The determination will be made by our audit committee, comprised of independent directors, pursuant to our related party transaction policy. In making this determination, the audit committee would consider the impact of the redemption or exchange on the Company and its stockholders, including any impact on the Company’s status as a REIT beginning in 2022. See “Policies With Respect To Certain Activities and Transactions —Policies Applicable to All Directors and Officers.”

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Restrictions on Ownership of our Capital Stock

Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, subject to certain exceptions, our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value of the aggregate outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of any class or series of our preferred stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Our charter also prohibits any person from, among other things:

● beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

● transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

● beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 9.9% or more of stocks or interest (determined in accordance with Section 856(d)(2)(B) of the Code) of a tenant, other than a TRS, of our real property; or

● beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described above and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable years) or otherwise failing to qualify as a REIT.

Our charter also provides that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio.

Conflicts of Interest

All the properties that we owned or controlled immediately following the completion of the formation transactions were owned by former subsidiaries of the Predecessor Company. The Predecessor Company entered into a contribution agreement with us and the Operating Partnership, pursuant to which the Predecessor Company contributed all of the assets of the Predecessor Company to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, the Operating Partnership issued OP units to the Predecessor Company which were distributed to the beneficial owners of the Predecessor Company. See “Structure and Formation of Our Company—Formation Transactions.” The contribution agreement was not negotiated on an arms’ length basis and may not be as favorable to us as an agreement negotiated on an arms’ length basis. We did not obtain third-party property appraisals of the properties that were contributed to us in the formation transactions or fairness opinions in connection with the formation transactions. Accordingly, the value of the OP units that were issued as consideration for the assets of the Predecessor Company in the formation transactions may have exceeded their aggregate fair market value. See “Certain Relationships and Related Party Transactions—Formation Transactions.”

We have also entered into a tax protection agreement with the Predecessor Company and certain of its affiliates, who became our stockholders or limited partners of our Operating Partnership, pursuant to which our Operating Partnership agreed to indemnify these parties against certain adverse tax consequences to such parties, which may affect the way in which we conduct our business, including with respect to when and under what circumstances we sell properties acquired in the formation transactions or interests therein or repay debt during the restriction period. The amount of tax is calculated without regard to any deductions, losses or credits that may be available. Because of our obligations under the tax protection agreement, we may pursue growth and acquisition opportunities less vigorously than if we did not have these obligations. See “Structure and Formation of Our Company—Tax Protection Agreement.”

To the extent that any breach, dispute or ambiguity arises with respect to any of the contribution agreement or the tax protection agreement, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements due to our ongoing relationships with the members of our executive management team.

In addition, conflicts of interest may arise between the holders of OP units, on the one hand (including our Chairman and Chief Executive Officer, Moishe Gubin, and another one of our directors, Michael Blisko), and our stockholders, on the other hand, with respect to certain transactions, such as the sale of properties or a reduction of indebtedness, which could have adverse tax consequences to holders of OP units, thereby making those transactions less desirable to such holders. See “Policies with respect to Certain Activities and Transactions—Conflict of Interest Policies” and “Description of the Partnership Agreement of Strawberry Fields Realty LP.”

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We have had and currently have relationships and transactions with related parties. The related parties involved in these relationships and transactions consist of Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, Ted Lerman, who is the third Controlling Member of the Predecessor Company, Steven Blisko, who is the brother of Michael Blisko, and Nahman Eingal, our Chief Financial Officer, and their affiliated entities.

As of the date of this prospectus, we lease 55 of our facilities to affiliates of Moishe Gubin, Michael Blisko and Ted Lerman, and 6 additional facilities to affiliates of Steven Blisko. These lease agreements may give rise to conflicts of interest between the Company and such related parties. See “Risk Factors—Risks Related to Business - The leases with related parties have not been negotiated on an arm’s-length basis, and the terms of those agreements may be less favorable to us than they might otherwise have been in an arm’s-length transaction.”

For additional information about these relationships, see “Certain Relationships and Related Transactions.”

Our Tax Status

We are currently taxable as a corporation under Subchapter C of the Code. We intend to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2022. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2022.

As a REIT, we generally will not be subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as we are an emerging growth company, among other things:

● we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

● we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

● we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2026 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of shares of common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period.

In addition to qualifying as an emerging growth company, we also currently qualify as a smaller reporting company under Rule 12b-2 of the Securities Exchange Act of 1934, as amended. As long as we remain a smaller reporting company, we may take advantage of certain scaled or reduced disclosure requirements, some of which are the same as the reduced disclosure requirements applicable to an emerging growth company. In the event that we cease to be an emerging growth company as a result of a lapse of the five year period, but continue to be a smaller reporting company, we would continue to take advantage of the scaled disclosure requirements applicable to a smaller reporting company.

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Listing on the Nasdaq Capital Market

We are seeking to list the shares of our common stock on the Nasdaq Capital Market. We have filed a listing application with Nasdaq Stock Market (“Nasdaq”), which is currently under review by Nasdaq.

In order to complete the listing, we will need to meet Nasdaq’s quantitative criteria for a direct listing on the Nasdaq Capital Market. In our case, the criteria include a minimum income of $750,000 during the most recent fiscal year, stockholders’ equity of at least $4,000,000, a market value of unrestricted publicly held shares in excess of $10,000,000 and a minimum bid price of $8.00 per share. The Company believes that it meets the first two criteria because the Predecessor Company had $11.9 million in income in 2020, and the Company’s stockholders’ equity as of September 30, 2021 was $47.1 million.

For purposes of the next two criteria, the Company is required to provide a valuation from an experienced independent third party that evidences that the market value of our unrestricted publicly held shares and our bid price will exceed these requirements. The Company has obtained and provided to Nasdaq a valuation report from an experienced independent third party that is unrelated to Cantor, our financial advisor. This report is dated as of December 8, 2020, and reflects an estimated market value as of $9.79 per share of common stock. The Company intends to obtain and provide Nasdaq with an updated valuation report prior to the effective date of the registration statement of which this prospectus is a part.

If the Company’s application for listing on Nasdaq is not approved, then the Company will withdraw this Registration Statement and no shares of our common stock will be sold by the Registered Stockholders.

If Nasdaq approves our application and our shares begin trading, we will be required to satisfy Nasdaq’s continued listing standards, which include maintaining stockholders’ equity of at least $2,500,000, a market value of unrestricted publicly held shares of at least $1,000,000 and a minimum bid price of $1.00 per share. If we are unable to satisfy these ongoing listing criteria following our listing, we may be required to delist.

Corporate Information

Our principal executive offices are located at 6101 Nimtz Parkway, South Bend, In 46628. Our telephone number at our executive offices is (574) 807-0800 and our corporate website is www.strawberryfieldsreit.com. The information contained on, or accessible through, our website is not incorporated by reference into, and does not form a part of, this prospectus.

Summary Risk Factors

An investment in our shares involves various risks, and prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our shares. The following is a list of some of these risks:

We lease 55 of our facilities to tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company. We lease six additional facilities to affiliates of Steven Blisko, the brother of Michael Blisko. As of the data of this prospectus, approximately 79.8% of our annualized base rent is received from these related-party tenants. The failure of these tenants to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations.

The leases with related parties have not been negotiated on an arm’s-length basis, and the terms of those agreements may be less or more favorable to us than they might otherwise have been in arm’s-length transactions.

We have entered into nine master lease agreements with respect to 64 of our facilities, including five master lease agreements with tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company. As of the date of this prospectus, these nine leases represent approximately 70.5% of the annualized base rent under all of our leases. The failure of these tenant/operators to meet their obligations to us could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

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Our growth strategy will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.

Our real estate investments are, and are expected to continue to be, concentrated in skilled nursing facilities, which could adversely affect our operations relative to a more diversified portfolio of assets.

A pandemic, epidemic or outbreak of an infectious disease in the United States, such as the ongoing COVID-19 pandemic, could adversely affect the operating results and financial condition of the operators of our facilities, which in turn could undermine their ability to meet their lease obligations to us.

We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

Our growth depends on our ability to obtain additional debt and equity financing from third-party sources. Such financing is outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability, among other things, to meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We have substantial indebtedness, which could adversely affect our financial condition, results of operations and cash flows.

Certain of our debt agreements include restrictive covenants which could limit our ability to make distributions.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

The indenture for the Series B Bonds provides for a balloon payment of the remaining principal balance of $90.3 million in March 2022. The indenture for the Series C Bonds provides for a balloon payment of the entire principal of $47.7 million in 2026. We may also obtain additional financing that contains balloon payment obligations. These types of obligations may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.

Changes in the method pursuant to which LIBOR is determined and potential phasing out of LIBOR after 2021 may adversely affect our financial results.

We have experienced and expect to continue to experience significant growth and may not be able to adapt our management and operational systems to respond to the integration of the healthcare properties we expect to acquire without unanticipated disruption or expense, which could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

We may be unsuccessful in our efforts to develop relationships with unaffiliated operators.

Properties in Illinois, Indiana, Tennessee and Arkansas account for approximately 82.6% of the annualized base rent from our portfolio as of the date of this prospectus.

We face potential adverse consequences of bankruptcy or insolvency by our tenants, operators, borrowers, managers and other obligors.

Long-term leases may result in below market lease rates over time, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

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We may incur additional costs in acquiring or re-leasing properties, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases.

We and our directors and officers may become subject to litigation and disputes, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

Our use of OP units as consideration to acquire properties could result in stockholder dilution or limit our ability to sell such properties, which could have a material adverse effect on our business, results of operations and cash flows.

We did not obtain any third-party appraisals of the assets and properties previously owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuations or fairness opinions. Accordingly, the value of the common stock and OP units that were issued by us to the Predecessor Company in exchange for its assets and liabilities in the formation transactions may have exceeded their aggregate fair market value.

The historical performance of the Predecessor Company is not, and the consolidated financial statements of the Predecessor Company included in this prospectus are not necessarily, indicative of our future results.

We have no operating history as a REIT or a publicly traded company in the United States and may not be able to operate our business successfully as a REIT or publicly traded company.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make common stock less attractive to investors.

We have elected to avail ourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act and will, therefore, not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, which could make our common stock less attractive to investors.

We will be subject to the requirements of the Sarbanes-Oxley Act.

Adverse trends in healthcare provider operations may negatively affect the operations at our properties, which in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Both we and the tenants and operators of our properties may be adversely affected by healthcare regulation and enforcement.

Our tenants/operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us and, thus, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

As an owner of real estate, we could incur significant costs and liabilities related to environmental matters.

We did not obtain new Phase I Environmental Site Assessments for the properties contributed by the Predecessor Company in connection with our formation transactions, and the assessments that the Predecessor Company obtained in connection with its acquisition of these properties do not provide assurance that we will not be exposed to environmental liabilities in our initial portfolio.

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Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

Our properties may be subject to impairment charges.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, are the beneficial owners of approximately 7.2% of our outstanding shares and approximately 80.7% of the OP units in the Operating Partnership. They have the ability to influence decisions by the Company and the Operating Partnership, including the approval of matters involving conflicts of interest and significant corporate transactions.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP units in the Operating Partnership, which may impede business decisions that could benefit our stockholders.

We may assume unknown liabilities in connection with our formation transactions, and any recourse against third parties, including the Predecessor Company, for certain of these liabilities will be limited.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Certain provisions of Maryland General Corporation Law, or MGCL, could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Certain provisions in the partnership agreement of the Operating Partnership may delay or prevent unsolicited acquisitions of us.

The tax protection agreement with the Predecessor Company and its affiliates could limit our ability to sell or otherwise dispose of certain properties.

The tax protection agreement may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with the Predecessor Company and its affiliates because of their relationship with members of our management and board of directors.

Our board of directors may change our strategies, policies and procedures without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

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We are a holding company with no direct operations and, as such, we will rely on funds received from our limited ownership interest in the Operating Partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of the Operating Partnership and its subsidiaries.

If we are deemed to be an investment company under the Investment Company Act, our stockholders’ investment return may be reduced.

If we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our stockholders.

Our failure to qualify as a REIT could cause our shares to be delisted from Nasdaq.

Our ownership of and relationship with any future taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

Our ownership of and relationship with our tenants will be limited and a failure to comply with such limits would jeopardize our REIT status.

We must distribute earnings and profits in our first taxable year as a REIT that were attributable to any period before we were a REIT.

We may potentially have additional tax exposure from built-in gains from the disposal of assets that we hold at the time that we become a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Qualifying as a REIT involves highly technical and complex provisions of the Code.

The prohibited transactions tax may limit our ability to dispose of our properties.

If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have an adverse impact on our investors or us.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

Complying with REIT requirements may cause us to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The share ownership limit imposed by the Code for REITs and our certificate of incorporation may inhibit market activity in our shares and restrict our business combination opportunities.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

The structure of the formation transactions and related transactions could cause the Company to have greater taxable income than if the Company had purchased its assets.

Our listing differs significantly from an underwritten initial public offering.

Shares of our common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.

Future sales of common stock by our Registered Stockholders could cause our share price to decline.

None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the market price of our common stock to decline.

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock.

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Summary Consolidated Financial Data

The following table sets forth selected financial and other data for the Company and the Predecessor Company based on the financial statements of the Company and the Predecessor Company set forth elsewhere in this prospectus. See “Financial Statements.”

The Company’s unaudited selected consolidated financial and operating data as of September 30, 2021 and for the nine months ended September 30, 2021, reflects the completion of the formation transactions that occurred on June 8, 2021. The Predecessor Company’s consolidated financial and operating data as of September 30, 2020 and for the nine months ended September 30, 2020, and as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, reflect the historical financial conditions and results of the Predecessor Company.

The financial information is not necessarily indicative of what our actual financial position and results of operations would have been if the formation transactions had occurred at the beginning of the periods indicated, nor does it purport to represent our future financial position or results of operations.

Since the information presented below is only a summary and does not provide all of the information contained in the financial statements of the Company and the Predecessor Company, including the related notes, you should read the following in conjunction with the information contained in the consolidated financial statements and unaudited consolidated financial statements of Strawberry Fields REIT, Inc. and Strawberry Fields REIT, LLC and related notes thereto appearing elsewhere in this prospectus.

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	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2020	2019
	Company	Predecessor Company	Predecessor Company
	(Unaudited)	(Unaudited)
	(Amounts in $000s)

Statement of Operations Data:
Rental revenues	$64,051	$63,553	$84,091	$81,258

Expenses:
Depreciation	$17,855	$17,746	$23,612	$23,193
Amortization	2,271	2,272	3,029	4,303
General and administrative expenses	4,674	2,827	4,367	4,461
Property taxes	7,892	8,134	10,046	10,034
Facility rent expenses	603	218	297	531
Provision for doubtful accounts	93	2,801	3,203	7,226
Total expenses	$33,388	$33,998	$44,554	$49,748

Income from operations	$30,663	$29,555	$39,537	$31,510
Interest expense, net	$(15,479)	$(17,901)	$(25,535)	$(28,065)
Other finance related expenses	(1,521)	(1,596)	(2,228)	(2,064)
Total interest expense	$(17,000)	$(19,497)	$(27,763)	$(30,129)
Gain from sale of real estate investments	3,842	-	-	2,892
Gain from bond retirement and derivative	-	803	803	83
Other income (expenses)	-	250	(689)	250
Total other income (expenses), net	$3,842	$1,053	$114	$3,225

Net income	$17,505	$11,111	$11,888	$4,606

Net income attributable to noncontrolling interest	(5,072)	-	-	-
Net income attributable to predecessor	(11,787)	-	-	-
Net income attributable to common stockholders	646	-	-	-
(Loss) gain due to foreign currency translation and derivatives	$257	$(795)	$(9,349)	$(13,542)
Comprehensive income attributable to predecessor	(2,837)	-	-	-
Comprehensive loss attributable to noncontrolling interest	2,289	-	-	-
Comprehensive income (loss)	355	10,316	2,539	(8,936)
Net income attributable to non-controlling interests	$5,072	$-	-	$-
Net income attributable to common stockholders	$646	$-	-	$-

Other Data:
FFO(1)	$33,789	$31,129	$37,726	$29,127
FFO, as Adjusted(1)	$32,065	$30,935	$38,844	$30,916
EBITDA(2)	$54,631	$50,626	$66,292	$62,231
Adjusted EBITDA(2)	$49,065	$50,432	$66,607	$61,045

Basic and Diluted income per common share	$0.11	-	-	-

Balance Sheet Data: (As of End of Period)
Real estate investments	$469,255	407,862	$406,123	$421,171
Cash and cash equivalents	$13,059	19,026	$17,811	$7,650
Total assets	$565,702	531,155	$523,682	$539,985
Total debt	$496,449	494,548	$486,466	$532,333
Total liabilities	$518,583	514,137	$510,262	$557,066
Total equity (deficit)	$3,404	17,018	$13,420	$(17,081)
Non-controlling interest	$43,715	$-	$-	$-

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(1) Funds from Operations, or FFO, is a supplemental measure of our performance. We present FFO calculated in accordance with the current National Association of Real Estate Investment Trusts, or NAREIT, definition. In addition, we present FFO, as Adjusted for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by publicly traded REITs. FFO and FFO, as Adjusted are supplemental performance measures that are commonly used in the real estate industry to assist investors and analysts in comparing results of companies that invest in real estate. FFO is generally defined by NAREIT as net income, calculated in accordance with GAAP, excluding gains from sales of real estate, gains from bond retirement and adding back real estate depreciation and amortization. We present FFO because we consider it an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies that invest in real estate, many of which present FFO when reporting results.

We adjust FFO to present FFO, as Adjusted as an alternative measure of our operating performance, which, when applicable, excludes the impact of straight-line rent, above-/below-market leases, non-cash compensation and certain non-recurring items. For the years ended December 31, 2020, and 2019, the Predecessor Company excluded as a non-recurring item the $2,109,000 and $5,820,000, respectively, in provision for doubtful accounts we recorded with respect to a mortgage loan the Predecessor Company had purchased with the intention of acquiring five properties subject to the mortgage loan. The proposed acquisition was cancelled due to the loss of the licenses for the properties. See “Note 2. Concentration of Credit Risk” to the consolidated financial statements of the Predecessor Company for the year ended December 31, 2020. In future periods, we may also exclude other items from FFO, as Adjusted that we believe may help investors compare our results.

FFO and FFO, as Adjusted are presented as supplemental financial measures and do not fully represent our operating performance. Some REITs may use different methodologies for calculating FFO and FFO, as Adjusted or use other definitions of FFO and FFO, as Adjusted and, accordingly, our presentation of these measures may not be comparable to those presented by some REITs. Neither FFO nor FFO, as Adjusted is intended to be a measure of cash flow or liquidity. Please refer to our consolidated financial statements, prepared in accordance with GAAP for purposes of evaluating our financial condition, results of operations and cash flows.

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The following table sets forth a reconciliation of the Company and the Predecessor Company’s net income to FFO and FFO, as Adjusted, for the nine month periods ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2020	2019
	(Unaudited)	(Unaudited)
	(Amounts in $000s)
Net income	$17,505	11,111	$11,888	$4,606
Depreciation and amortization	20,126	20,018	26,641	27,496
Gain from sale of real estate investments	(3,842)	-	-	(2,892)
Gain from bond retirement	-	(803)	(803)	(83)
Funds from Operations (FFO)	$33,789	30,326	$37,726	$29,127

Adjustments to FFO:
Straight-line rent receivable	$(1,724)	(2,178)	$(991)	$(4,031)
Provision for doubtful accounts	-	1,984	2,109	5,820
Funds from Operations, as Adjusted	$32,065	30,132	$38,844	$30,916

(2) EBITDA is calculated as the sum of net income before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for (i) acquisition-related costs, (ii) non-cash compensation and (iii) other one-time non-cash charges and items.

Given the nature of our business as a real estate owner and lessor, we believe that the use of EBITDA and Adjusted EBITDA in various financial ratios is helpful to investors as a measure of our operational performance because EBITDA and Adjusted EBITDA exclude various items that do not relate to or are not indicative of our operating performance such as gains from sales of real estate and depreciation and amortization on real estate assets and gain from bond retirement. Accordingly, we believe that the use of EBITDA and Adjusted EBITDA in various ratios provides a meaningful performance measure, but should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance and are not alternatives to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. In addition, our computation of EBITDA and Adjusted EBITDA may differ in certain respects from the methodology utilized by some REITs to calculate EBITDA and Adjusted EBITDA and, therefore, may not be comparable to the measures presented by such REITs. Investors are cautioned that items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and addressing our financial performance.

The following table presents a reconciliation of net income to the Company and the Predecessor Company’s EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2020	2019
	(Amounts in $000s)
Net income	$17,505	$11,111	$11,888	$4,606
Depreciation and amortization	20,126	20,018	26,641	27,496
Interest expense	17,000	19,497	27,763	30,129
EBITDA	$54,631	$50,626	$66,292	$62,231
Straight-line rent receivable	(1,724)	(2,178)	(991)	(4,031)
Gain from sale of real estate investments	(3,842)	-	-	(2,892)
Gain from bond retirement	-	(803)	(803)	(83)
Provision for doubtful accounts	-	1,984	2,109	5,820
Adjusted EBITDA	$49,065	$49,629	$66,607	$61,045

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RISK FACTORS

An investment in our common stock involves risks. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus were to occur, our business, prospects, financial condition, liquidity, FFO, AFFO and results of operations and our ability make distributions to our stockholders and achieve our goals could be materially and adversely affected, the value of our common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Business and Operations

We lease 55 of our facilities to tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company. We lease six additional facilities to affiliates of Steven Blisko, the brother of Michael Blisko. As of the data of this prospectus, approximately 79.8% of our annualized base rent is received from these related-party tenants. The failure of these tenants to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations.

Fifty five of our facilities are leased to tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company, and six additional facilities to affiliates of Steven Blisko, the brother of Michael Blisko. Based on our current leases, approximately 79.8% of our annualized base rental income is received from these tenants. We expect that leases to related party tenants will continue to be the primary source of our revenues for the foreseeable future. Due to such concentration, any failure by these entities to perform their obligations under their leases or a failure to renew their leases upon expiration, could cause interruptions in the receipt of lease revenue or result in vacancies, or both, which would reduce our revenue until the affected properties are leased, and could decrease the ultimate value of the affected property upon sale and have a material adverse effect on our business, financial condition and results of operations.

The leases with related parties have not been negotiated on an arm’s-length basis, and the terms of those agreements may be less or more favorable to us than they might otherwise have been in arm’s-length transactions.

While we endeavor to have our leases with related parties reflect customary, arm’s-length commercial terms and conditions, these agreements were not the result of arm’s-length negotiations, and consequently there can be no assurance that the terms of these agreements were as favorable to us as if they had been negotiated with unaffiliated third parties. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under these leases because of our desire to maintain our ongoing relationship with these affiliates. In this connection, Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, are the controlling members of 55 of our tenants and related operators. Messrs. Gubin and Blisko are subject to potential conflicts of interest due to their ownership of these tenants and their duties as directors of the Company. As a result of these conflicts, actions by the Company with respect to these related party tenants would be directed by the audit committee of our board of directors, comprised of independent directors, under our conflicts of interest policies. See “Policies with respect to Certain Activities and Transactions—Conflict of Interest Policies.” For a description of these agreements and the other agreements that we have entered into with the Predecessor Company, see “Certain Relationships and Related Party Transactions.”

We have entered into nine master lease agreements with respect to 64 of our facilities, including five master lease agreements with tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company. As of the date of this prospectus, these nine leases represent approximately 70.5% of the annualized base rent under all of our leases. The failure of these tenant/operators to meet their obligations to us could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Each master lease agreement provides that the tenants under the master lease are jointly and severally liable for the obligations of all of the other tenants under such master lease. The tenants under each master lease agreement are affiliates of each other.

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Rental income under the master leases represents approximately 70.5% of our annualized base rent. Four of these master lease agreements account for more than 5% of our annualized base rent and range from 8.52% to 16.82% of our annualized base rent.

Because our tenants under each master lease agreement are affiliates of each other, the failure of one tenant, or operator under a master lease, may cause the decline in the performance of all of the tenants or operators under the master lease, leading to a lease payment default by multiple tenants.

In addition, the affiliation of the tenants under each master lease increases the potential financial impact to us of an adverse event that affects one of these tenant/operators, such as legal proceedings that seek to suspend or exclude an operator or its principals or employees from Medicaid, Medicare or similar government programs, or otherwise make the tenant/operator ineligible for reimbursement. This type of event could affect all of the tenants under a particular master lease, which could lead to defaults by all of the tenants under that master lease. See “Risks Related to Healthcare Industry —Both we and the tenants and operators of our properties may be adversely affected by healthcare regulation and enforcement.”

Lease payment defaults under any lease including the master lease agreements or declines in the operating performance of groups of tenants could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

If a substantial number of tenants default, we could lose a significant portion of our revenue. In the event of such a default, we may experience delays in enforcing our rights as lessor and may incur substantial costs in protecting our investment and re-leasing these properties. Further, we cannot assure you that we will be able to re-lease these properties for the rent previously received, or at all, or that lease terminations will not cause us to sell the properties at a loss. The result of any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our growth strategy will depend upon future acquisitions of healthcare properties, and we may be unsuccessful in identifying and consummating attractive acquisitions or taking advantage of other investment opportunities, which would impede our growth and negatively affect our cash available for distribution to stockholders.

Our ability to expand through acquisitions is integral to our business strategy and requires that we identify and consummate suitable acquisition or investment opportunities that meet our investment criteria and are compatible with our growth strategy. We may not be successful in identifying and consummating acquisitions or investments in healthcare properties that meet our investment criteria, which would impede our growth. Our ability to acquire healthcare properties on favorable terms, or at all, may be adversely affected by the following significant factors:

● competition from other real estate investors, including public and private REITs, private equity investors and institutional investment funds, many of whom may have greater financial and operational resources and lower costs of capital than we have and may be able to accept more risk than we can prudently manage;

● competition from other potential acquirers, which could significantly increase the purchase prices for properties we seek to acquire;

● we may incur significant costs and divert management attention in connection with evaluating and negotiating potential acquisitions, including ones that we are subsequently unable to complete;

● even if we enter into agreements for the acquisition of properties, these agreements are subject to customary closing conditions, including the satisfactory results of our due diligence investigations; and

● we may be unable to finance the acquisition on favorable terms, or at all.

Our failure to identify and consummate attractive acquisitions or take advantage of other investment opportunities without substantial expense, delay or other operational or financial problems, would impede our growth and negatively affect our results of operations and cash available for distribution to our stockholders.

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Our real estate investments are, and are expected to continue to be, concentrated in skilled nursing facilities, which could adversely affect our operations relative to a more diversified portfolio of assets.

We primarily invest in properties operated as skilled nursing facilities. As of the date of this prospectus, approximately 98.4% of our total annualized base rent is derived from skilled nursing facilities. We are subject to risks inherent in concentrating investments in real estate, and the risks resulting from a lack of diversification may become even greater as a result of our business strategy to concentrate our investments in these types of healthcare properties. Any adverse effects that result from these risks could be more pronounced than if we diversified our investments outside of this type of healthcare properties. Given our focus on this type of properties, our tenant base is limited to operators of this type of facility and dependent upon the healthcare industry generally, and in particular, that the Federal and State governments, through their administration of the Medicare and Medicaid programs, have significant control over the amount and conditions of payment for services rendered and increasingly on conditions for operation which impact on revenue. Any changes in reimbursement or conditions of payment or operation which impact on revenue, in addition to, any industry downturn or negative regulatory or governmental development could adversely affect the ability of our tenants to make lease payments and our ability to maintain current rental and occupancy rates. Accordingly, a downturn in the healthcare industry generally, or in the healthcare-related facility specifically, could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

A pandemic, epidemic or outbreak of an infectious disease in the United States, such as the recent outbreak of the coronavirus known as COVID-19, could adversely affect the operating results and financial condition of the operators of our facilities, which in turn could undermine their ability to meet their lease obligations to us.

Our operating results and financial condition are dependent on the ability of our tenants to meet their lease obligations to us. A pandemic, epidemic or outbreak of an infectious disease, such as the recent outbreak of respiratory illness caused by the novel coronavirus known as COVID-19, could adversely affect the ability of our tenants to meet their lease obligation by increasing their operating costs and reducing their income. Tenants may be required to make significant expenditures to prevent or contain such illnesses. Tenants’ revenues could be affected if public trust in skilled nursing facilities and long-term acute care hospitals were undermined because of such illnesses. Tenants’ revenues could also be adversely affected if a pandemic caused a temporary shutdown or diversion of patients, disrupted the delivery of medical supplies or caused staffing shortages or substantially increased the costs of supplies or staffing or resulted in increased costs as a result of new conditions of operation. The risk to our tenants is enhanced because their facilities primarily serve the elderly, who are particularly at risk for respiratory illnesses such as COVID-19.

Although the amount of rent we receive from our tenants is not dependent on our tenants’ operating results, our tenants’ ability to fulfill their lease obligations, including the payment of rent, could be adversely affected if our tenants encountered significant financial difficulties due to a pandemic.

As of the date of this prospectus, the pandemic caused by the coronavirus known as COVID-19 has not had a material adverse effect on the Company’s financial performance, results of operations, liquidity or access to financing. However, the Company’s operations and financial performance are dependent on the ability of its tenants to meet their lease obligations to the Company.

To the Company’s knowledge and based on information provided to the Company by its tenants, the principal financial effects of the pandemic on the Company’s tenants have been to increase their payroll expenses, to require additional purchases of personal protective equipment, and to decrease occupancy at their facilities. The Company believes that the decline in occupancy was primarily due to declining referrals as a result of hospitals postponing elective surgeries as well as patients’ concerns regarding the risk of infection from COVID-19.

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The following table reflects the changes in occupancy at the SNFs operated by related party tenants on the first date of each month from March 1, 2020, through November 1, 2021. Occupancy at these SNFs was not affected due to COVID-19 until after March 1, 2020. The Company is aware that unrelated tenants experienced similar changes through August 2021, which is the most recent information available to the Company for occupancy of unrelated tenants.

	Total Residents	Occupancy Percentage (%)	Change from 3/1/2020

March 1, 2020	4,944	73.4%
April 1, 2020	4,716	70.1%	-4.61%
May1, 2020	4,423	65.7%	-10.54%
June 1, 2020	4,315	64.1%	-12.72%
July 1, 2020	4,325	64.2%	-12.52%
Aug. 1, 2020	4,350	64.6%	-12.01%
Sept. 1, 2020	4,291	63.7%	-13.21%
Oct. 1, 2020	4,387	65.2%	-11.27%
Nov. 1, 2020	4,442	66.0%	-10.15%
Dec. 1, 2020	4,403	65.4%	-10.94%
Jan. 1, 2021	4,358	64.7%	-11.85%
Feb. 1, 2021	4,291	63.7%	-13.21%
March 1, 2021	4,300	63.9%	-13.03%
April 1, 2021	4,330	64.3%	-12.42%
May 1, 2021	4,427	65.8%	-10.46%
June 1, 2021	4,474	66.5%	-9.51%
July 1, 2021	4,494	66.8%	-9.10%
Aug. 1, 2021	4,561	67.8%	-7.75%
Sept. 1, 2021	4,535	67.4%	-8.27%
Oct. 1, 2021	4,564	67.8%	-7.69%
Nov. 1, 2021	4,604	68.4%	-6.88%
Dec. 1, 2021	4,642	68.9%	-6.11%
Jan. 1, 2022	4,645	69.0%	-6.05%

Between March 1, 2020, and September 1, 2020, occupancy at the SNFs operated by related party tenants decreased from 73.4% on March 1, 2020, to 63.7% on September 1, 2020, or approximately 13%. Since that time, occupancy has varied between a low of 63.7% on September 1, 2020 and on February 1, 2021 to a high of 69.0% on January 1, 2022. Occupancy has steadily increased since April 2021 due to the widespread availability of vaccines for COVID-19, so that the occupancy as of January 1, 2022 was only 6.05% below the level at March 1, 2020. To the Company’s knowledge, the emergence of the delta variant in the summer of 2021 has not resulted in any reduction in occupancy at the Company’s facilities.

As a result of the COVID-19 pandemic, our tenants have received financial support under several government programs. These programs consisted of forgivable loans under Paycheck Protection Program, grants to operators under the Coronavirus Aid, Relief and Economic Security (CARES) Act in an amount equal to 2% of their historical annual revenues, the waiver of the three day hospital stay required by Medicare, accelerated payments under Medicare, and increased funding for Medicaid patients by some state governments.

The Company’s management does not expect that the discontinuation of these government programs will have a material adverse effect on the tenants’ ability to pay rent for four reasons. First, the Company’s management believes that most nursing home residents in the United States have received vaccines for COVID-19, which have been highly effective in preventing cases of COVID-19. Second, occupancy significantly increased between April 2021 and the beginning of November 2021. Third, the source of the tenants’ revenues has partially shifted from Medicaid to Medicare because more patients have become eligible for Medicare due to changes in the eligibility criteria. The tenants receive larger payments from Medicare than Medicaid. Fourth, most of the Company’s tenants have the ability to maintain profitability notwithstanding the decrease in revenues because approximately 85% to 90% of their operating costs are variable items (such as labor costs, food, drugs and supplies, including personal protection equipment and cleaning supplies) that can be reduced when occupancy decreases.

To the Company’s knowledge, its tenants are complying with all applicable governmental requirements and guidelines for addressing the risks posed by COVID-19. Although there have been a limited number of confirmed cases of COVID-19 at the facilities operated by the Company’s tenants, to its knowledge, these cases have not had a material impact on any of the operators or resulted in any claims against any of the operators.

As a landlord, the Company does not control the operations of its tenants, including related party tenants, and is not able to cause its tenants to take any specific actions to address trends in occupancy at the facilities operated by its tenants, other than to monitor occupancy and income of its tenants, discuss trends in occupancy with tenants and possible responses, and, in the event of a default, to exercise its rights as a landlord. However, Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, as the controlling members of 55 of our tenants and related operators, have the ability to obtain information regarding these tenants and related operators and cause the tenants and operators to take actions, including with respect to occupancy. Messrs. Gubin and Blisko are subject to potential conflicts of interest due to their ownership of these tenants and their duties as directors of the Company. As a result of these conflicts, actions by the Company with respect to these related party tenants would be directed by the audit committee of our board of directors, comprised of independent directors, under our conflicts of interest policies. See “Policies with respect to Certain Activities and Transactions—Conflict of Interest Policies.”

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As of the date of this prospectus, none of the Company’s tenants are delinquent on the payment of rent, and none of them have requested the Company to amend the terms of their leases to reduce current or future lease payments. Nevertheless, if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company’s tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to us.

The COVID-19 pandemic has also caused and is likely to continue to cause regulatory changes and, as a result, healthcare operators may face increased regulatory scrutiny and new requirements for operations and/or payment, especially from government payors including Medicare and Medicaid. Any changes in the regulatory framework or the intensity or extent of government or private enforcement actions could materially increase operating costs incurred by us or our tenants, operators and managers for monitoring and reporting compliance, which could have a material effect on us.

We depend on key personnel whose continued service is not guaranteed and each of whom would be difficult to replace.

We depend on the efforts and expertise of Mr. Gubin, our Chief Executive Officer and Chairman of our board of directors, Mr. Eingal, our Chief Financial Officer, and Mr. Joshua Blisko, our proposed Senior Investment Officer, to execute our business strategy. If one or more of these individuals were to no longer be employed by us, we may be unable to find suitable replacements. If we were to lose the services of one or more of our executive officers and were unable to find suitable replacements, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

Our growth depends on our ability to obtain additional debt and equity financing from third-party sources. Such financing is outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability, among other things, to meet our capital and operating needs or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We intend to elect to the taxed as a REIT commencing with the 2022 calendar year. In order to qualify and maintain our qualification as a REIT, we will be required under the Code, among other things, to distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

●	general market conditions;

●	the market’s perception of our business and growth potential;

●	our current debt levels;

●	our current and expected future earnings;

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●	our cash flow and cash distributions; and

●	the market price per share of our common stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We have substantial indebtedness, which could adversely affect our financial condition, results of operations and cash flows.

At September 30, 2021, we had total indebtedness of approximately $496.4 million, consisting of $284.6 million in HUD guaranteed debt, $185.0 million in net Series A, Series B Bonds and Series C Bonds outstanding, $25.4 million in commercial mortgages and $1.4 million in seller notes. We also expect to incur significant additional debt to finance future acquisitions.

We currently anticipate that we will have sufficient liquidity to meet our working capital obligations, including our debt service obligations.

Nevertheless, payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the dividends currently contemplated or necessary to qualify and maintain our qualification as a REIT.

Our substantial level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

● our cash flows may be insufficient to meet our required principal and interest payments;

● we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

● we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

● we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

● we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans and/or collect rents and other income from our properties; and

● we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders.

If any one of these events were to occur, our financial condition, results of operations and cash flows could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness.”

Certain of our debt agreements include restrictive covenants which could limit our ability to make distributions.

The indentures for our Series A Bonds, Series B Bonds and Series C Bonds contain restrictions on the payment of dividends by the BVI Company.

Under these indentures, the BVI Company may not make any distribution unless certain conditions set forth in the indentures are fulfilled. These conditions include limitations on annual dividends to a percentage of current income and restrictions on dividends based on certain financial ratios. See “Management Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources.” At September 30, 2021, the BVI Company would have been permitted to pay dividends of up to $28.5 million under the indentures.

Additionally, our subsidiaries that have received HUD guaranteed mortgage loans are parties to customary healthcare regulatory agreements with HUD. These agreements restrict the ability of these subsidiaries to make distributions with funds borrowed under the mortgage loans in the event that the subsidiary does not have surplus funds to make a distribution. Surplus funds are funds in excess of the amount required to make the following month’s payment under the loan.

The restrictions under the indentures for the Series A Bonds, Series B Bonds, Series C Bonds and the loan agreements for our other loans could affect the ability of the BVI Company and its subsidiaries to make distributions to the Operating Partnership. This is in turn could affect our ability to make distributions to our stockholders, including cash dividends required to meet the annual distribution requirements applicable to the Company as a REIT. In such event, we would seek to obtain additional loans or sell additional OP units in order to fund required distributions or make elective stock dividends.

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Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Substantially all of our properties have been financed with mortgage debt. Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

The indenture for the Series B Bonds provide for a balloon payment of the remaining principal balance of $90.3 million in March 2022. The indenture for the Series C Bonds provides for a balloon payment of the entire principal of $47.7 million in 2026. We may also obtain additional financing that contains balloon payment obligations. These types of obligations may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.

The indenture for the Series B Bonds provide for a balloon payment of the remaining principal balance of $90.3 million in March 2022 and the indenture for the Series C Bond provides for a balloon payment of the entire principal of $47.7 million in 2026.

The Company is planning to refinance the Series B Bonds during 2022 through the establishment of a new credit facility with a commercial bank, the issuance of additional Series C Bonds or issuance of a new series of bonds. However, the Company has not received any binding commitments to refinance the bonds.

It is also possible that our future debt arrangements may require us to make a lump-sum or “balloon” payment at maturity.

To the extent we have these types of obligations, our ability to make a balloon payment at maturity will depend on our working capital at the time of repayment, our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. In addition, balloon payments and payments of principal and interest on our indebtedness may leave us with insufficient cash to pay the distributions that we are required to pay to qualify and maintain our qualification as a REIT. In such event, we would seek to obtain additional loans or sell additional OP units in order to fund required distributions or make elective stock dividends.

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Changes in the method pursuant to which LIBOR is determined and potential phasing out of LIBOR after 2021 may adversely affect our financial results.

On July 27, 2017, the Chief Executive of the United Kingdom’s Financial Conduct Authority (“FCA”), which regulates the LIBOR administrator, ICE Benchmark Administration Limited (“IBA”), announced that the FCA will no longer persuade or compel panel banks to submit rates for the calculation of LIBOR after 2021. On March 5, 2021, the FCA and the IBA announced that the IBA will cease publication in the current form for 1-week and 2-month U.S. dollar LIBOR rates immediately following the publication on December 31, 2021 and for overnight, 1-month, 3-month, 6-month and 12-month U.S. dollar LIBOR rates immediately following the publication on June 30, 2023. The FCA and U.S. bank regulators have welcomed the IBA’s plans to continue publishing certain tenors for U.S. dollar LIBOR through June 30, 2023 because it will allow many legacy U.S. dollar LIBOR contracts that lack effective fallback provisions and are difficult to amend to mature before such LIBOR rates experience disruptions. U.S. bank regulators are, however, encouraging banks to cease entering into new financial contracts that use LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021. Given consumer protection, litigation, and reputation risks, U.S. bank regulators believe entering into new financial contracts that use LIBOR as a reference rate after December 31, 2021 would create safety and soundness risks. In addition, they expect new financial contracts to either utilize a reference rate other than LIBOR or have robust fallback language that includes a clearly defined alternative reference rate after LIBOR’s discontinuation. Although the foregoing may provide some sense of timing, there is no assurance that LIBOR, of any particular currency and tenor, will continue to be published or be representative of the underlying market until any particular date, and it appears highly likely that LIBOR will be discontinued or no longer be representative after December 31, 2021 or June 30, 2023, depending on the currency and tenor. It is not possible to predict all consequences of the IBA’s plans to cease publishing LIBOR, any related regulatory actions and the expected discontinuance of the use of LIBOR as a reference rate for financial contracts.

At September 30, 2021, $25.4 million of our senior debt (representing 5.1% of our total debt) bears interest at variable rate equal to 1-month U.S. dollar LIBOR plus a margin. It is possible that we may borrow additional funds at variable rates linked to LIBOR prior to December 31, 2021. We expect that most of our variable rate senior debt and any additional variable rate debt will have matured, been prepaid or otherwise terminated prior to June 30, 2023. In this regard, $15.9 million of our senior debt that bears interest at variable rate based on 1-month U.S. dollar LIBOR will mature prior to June 30, 2023 and the balance of $9.5 million will mature on July 31, 2023. Until the earlier of the satisfaction of such debt or June 30, 2023, we intend to rely on the IBA’s plan to continue to publish U.S. Dollar LIBOR rates in order to defer modifying the agreements for such debt to replace LIBOR. Our variable rate senior debt does not include robust fallback language that replaces LIBOR with a clearly defined alternative reference rate after LIBOR’s discontinuation. If any of our variable rate debt matures after LIBOR ceases to be published, our counterparties may disagree with us about how to calculate or replace LIBOR. Even if robust fallback language were included, there can be no assurance that the replacement rate plus any spread adjustment will be economically equivalent to LIBOR, which could result in us paying a higher interest rate on such debt. Modifications to any agreements governing our variable rate debt to replace LIBOR with an alternative reference rate could result in adverse tax consequences.

The Alternative Reference Rates Committee, a group of private-market participants convened by the U.S. Federal Reserve Board and the New York Federal Reserve, has recommended the Secured Overnight Financing Rate (“SOFR”) as a more robust reference rate alternative to U.S. dollar LIBOR. SOFR is calculated based on overnight transactions under repurchase agreements, backed by Treasury securities. SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Given that SOFR is a secured rate backed by government securities, it will be a rate that does not take into account bank credit risk (as is the case with LIBOR). SOFR is therefore likely to be lower than LIBOR and is less likely to correlate with the funding costs of financial institutions. To approximate economic equivalence to LIBOR, SOFR can be compounded over a relevant term and a spread adjustment may be added. The use of SOFR as a substitute for LIBOR is voluntary and may not be suitable for all market participants. Market acceptance of SOFR remains uncertain as market conventions related to calculating SOFR-based interest continue to develop and several services are offering or developing credit sensitive alternative rates. Inconsistent use of replacement rates or calculation conventions among financial products could expose us to additional financial risks and increase the cost of any related hedging transactions.

We have experienced and expect to continue to experience significant growth and may not be able to adapt our management and operational systems to respond to the integration of the healthcare properties we expect to acquire without unanticipated disruption or expense, which could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

We have experienced and expect to continue to experience significant growth through the potential acquisition of healthcare properties that we identify. We may not be able to adapt our management, administrative, accounting and operational systems or hire and retain sufficient operational staff to manage such potential acquisitions without operating disruptions or unanticipated costs. Our failure to successfully manage our growth could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may be unsuccessful in our efforts to develop relationships with unaffiliated operators.

Part of our business strategy is to develop relationships with unaffiliated operators. We believe these efforts will assist us in expanding our portfolio and reducing our dependency on operators that are related parties. As of the date of this prospectus, 22 of our facilities, or approximately 25.9% of the total, were leased and operated by unaffiliated third parties. We do not have any commitments from any unaffiliated operators to lease facilities and there can be no assurance that we will be able to establish such relationships or enter into leases with such third parties.

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Properties in Illinois, Indiana, Tennessee and Arkansas account for approximately 82.6% of the annualized base rent from our portfolio as of the date of this prospectus.

As of the date of our prospectus, approximately 82.6% of our annualized base rent was derived from properties located in the states of Illinois (31.3%), Indiana (17.2%), Tennessee (20.7%) and Arkansas (13.4%). As a result of this geographic concentration, we are particularly exposed to downturns in the economies of, as well as other changes in the real estate and healthcare industries in, these geographic areas or in increased regulation or new conditions on operations or payment,. Any material change in the current payment programs or regulatory, economic, environmental or competitive conditions in these geographic areas could have a disproportionate effect on our overall business results. In the event of negative economic or other changes in these geographic areas, our business, financial condition and results of operations and our ability to make distributions to our stockholders may be adversely affected.

We face potential adverse consequences of bankruptcy or insolvency by our tenants, operators, borrowers, managers and other obligors.

We are exposed to the risk that our tenants, operators, borrowers, managers or other obligors could become bankrupt or insolvent. Although our lease agreements will provide us with the right to exercise certain remedies in the event of default on the obligations owing to us or upon the occurrence of certain insolvency events, the bankruptcy and insolvency laws afford certain rights to a party that has filed for bankruptcy or reorganization. For example, a debtor-lessee may reject its lease with us in a bankruptcy proceeding. In such a case, our claim against the debtor-lessee for unpaid and future rents would be limited by the statutory cap of the U.S. Bankruptcy Code. This statutory cap could be substantially less than the remaining rent actually owed under the lease, and any claim we have for unpaid rent might not be paid in full. In addition, a debtor-lessee may assert in a bankruptcy proceeding that its lease should be re-characterized as a financing agreement. If such a claim is successful, our rights and remedies as a lender, compared to a lessor, are generally more limited. In the event of an obligor bankruptcy, we may also be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of our properties, avoid the imposition of liens on our properties or transition our properties to a new tenant, operator or manager. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be adversely affected if an obligor becomes bankrupt or insolvent.

Long-term leases may result in below market lease rates over time, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We have entered into long-term leases with tenants/operators at most of our properties. Our long-term leases provide for rent to increase over time. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of such long-term leases at levels such that even after contractual rental increases, the rent under our long-term leases could be less than then-current market rental rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may incur additional costs in acquiring or re-leasing properties, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We may invest in properties designed or built primarily for a particular tenant/operator of a specific type of use known as a single-user facility. If the tenant/operator fails to renew its lease or defaults on its lease obligations, we may not be able to readily market a single-user facility to a new tenant/operator without making substantial capital improvements or incurring other significant costs. We also may incur significant litigation costs in enforcing our rights against the defaulting tenant/operator. These consequences could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

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We may have difficulty finding suitable replacement tenants in the event of a tenant default or non-renewal of our leases.

We cannot predict whether our tenants will renew existing leases beyond their current terms. If any of our leases are not renewed upon expiration, we would attempt to lease those properties to another tenant. In case of non-renewal, we generally expect to have advance notice before expiration of the lease term to arrange for repositioning of the properties and our tenants are required to continue to perform all of their obligations (including the payment of all rental amounts) for the non-renewed assets until such expiration. However, following expiration of a lease term or if we exercise our right to replace a tenant in default, rental payments on the related properties could decline or cease altogether while we reposition the properties with a suitable replacement tenant. We also might not be successful in identifying suitable replacement tenants or entering into leases with new tenants on a timely basis or on terms as favorable to us as our current leases, or at all, and we may be required to fund certain expenses and obligations (e.g., real estate taxes, debt costs and maintenance expenses) to preserve the value of, and avoid the imposition of liens on, our properties while they are being repositioned. Our ability to reposition our properties with a suitable tenant could be significantly delayed or limited by state licensing, receivership, certificate of need or other laws, relating to debtor-creditor rights and obligations and the ownership and operation of health care facilities, as well as by the Medicare and Medicaid change-of-ownership rules. We could also incur substantial additional expenses in connection with any licensing, receivership or change-of-ownership proceedings, which can be complex and time consuming and can sometimes require that new tenants comply with new or additional requirements for a facility’s physical plant or operations which might not have been imposed on prior tenants because of grandfathering provisions in law or regulation. In addition, our ability to locate suitable replacement tenants could be impaired by the specialized healthcare uses or contractual restrictions on use of the properties which are designed for specific health care purposes, and we may be required to spend substantial amounts to adapt the properties to other uses or obtain governmental approvals to do so. Any such delays, limitations and expenses could adversely impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for tenant default and could have a material adverse effect on us. In addition, if we are unable to re-let the properties to healthcare operators with the expertise necessary to operate the type of properties in which we intend to invest, we may be forced to sell the properties at a loss due to the repositioning expenses likely to be incurred by potential purchasers.

All of these risks may be greater in smaller markets, where there may be fewer potential replacement tenants, making it more difficult to replace tenants, especially for specialized space, and could have a material adverse effect on us.

We and our directors and officers may become subject to litigation and disputes, which could have an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

We and our directors and officers may become subject to litigation, including claims relating to our operations, properties, offerings, and otherwise in the ordinary course of business.

For example, the sellers of certain properties acquired by the Predecessor Company in Arkansas and Kentucky have commenced legal proceedings against two of our directors, Moishe Gubin, Michael Blisko, the Predecessor Company and certain of its subsidiaries, as well as the operators of the facilities located at the acquired properties, asserting claims for fraud, breach of contract and rescission based on defendants’ alleged failure to perform certain post-closing obligations. We have potential direct exposure for these claims because the subsidiaries of the Predecessor Company that were named as defendants are now subsidiaries of the Operating Partnership. Additionally, the Operating Partnership is potentially liable for the claims made against Moishe Gubin, Michael Blisko and the Predecessor Company pursuant to the provisions of the contribution agreement, under which the Operating Partnership assumed all of the liabilities of the Predecessor Company and agreed to indemnify the Predecessor Company and its affiliates for such liabilities. See “Business and Properties — Legal Proceedings.” Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. In addition, we are regularly named as a defendant in claims made against our tenants/operators due to patient injuries. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flow and per share trading price of our common stock.

In addition, the COVID-19 pandemic may cause our business and the businesses of our tenants, operators and managers to face increased exposure to union or other disputes, lawsuits or other legal or regulatory proceedings filed at the same time across multiple jurisdictions, such as professional liability litigation alleging wrongful death and negligence claims, some of which may result in large damage awards and not be indemnified or subject to sufficient insurance coverage. Federal, state, local and industry-initiated efforts may limit our tenants’, operators’ and managers’ liabilities from COVID-19 related quality of care litigation but the extent of such limitations are uncertain and, to the extent such limitations of liability may not be applicable or enforced, such liabilities could adversely impact the business and financial conditions of our tenants, operators and managers. If, in turn, such tenants, operators or managers fail to make contractual rent payments to us or, with respect to our senior living operating portfolio, cash flows are adversely affected, it could have a material adverse effect on us.

Further, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage or result in future limitations in coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Our use of OP units as consideration to acquire properties could result in stockholder dilution or limit our ability to sell such properties, which could have a material adverse effect on our business, results of operations and cash flows.

In the future, we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for OP units in our Operating Partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors’ ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions, which could have a material adverse effect on our business, results of operations and cash flows.

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We did not obtain any third-party appraisals of the assets and properties previously owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuations or fairness opinions. Accordingly, the value of the common stock and OP units that were issued by us to the Predecessor Company in exchange for its assets and liabilities in the formation transactions may have exceeded their aggregate fair market value.

We did not obtain any third-party appraisals of the assets and properties previously owned by the Predecessor Company for purposes of the formation transactions. We also did not obtain any independent third-party valuation or fairness opinion in connection with the formation transactions.

The value of the OP units in the Operating Partnership that were issued by the Operating Partnership to the Predecessor Company in our formation transactions in exchange for the assets and liabilities of the Predecessor Company was not based on arm’s-length negotiations and was not approved by any independent directors. In addition, Moishe Gubin, our Chairman and Chief Executive Officer, who had significant influence in structuring the formation transactions, had pre-existing ownership interests in those properties and beneficially owns OP units in the Operating Partnership as a result of the formation transactions. It is possible that the consideration we paid for the properties and assets in the formation transactions may have exceeded their fair market value and that we could have realized less value from these assets than we would have if the assets had been acquired after arm’s-length negotiation or if we had obtained independent appraisals for these assets. See “Certain Relationships and Related Transactions.”

The historical performance of the Predecessor Company is not, and the consolidated financial statements of the Predecessor Company included in this prospectus are not necessarily, indicative of our future results.

The historical performance of the Predecessor Company and the consolidated financial statements of the Predecessor Company that are included in this prospectus are not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. It is not possible for us to accurately estimate all adjustments that may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being an independent publicly traded company. See “Selected Financial Data” and the consolidated financial statements of our accounting predecessor and our unaudited consolidated financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

We have no operating history as a REIT or a publicly traded company in the United States and may not be able to operate our business successfully as a REIT or publicly traded company.

We intend to elect to be taxed as a REIT for the 2022 calendar year. We have no operating history as a REIT or a publicly traded company in the United States. We cannot assure you that the past experience of our senior management team will be sufficient to successfully operate the Company as a REIT or a U.S. publicly traded company, including the requirements to disclosure requirements of the SEC in a timely manner. As a U.S. public company, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with Nasdaq listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources. See “—Risks Related to Our Status as a REIT.”

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the effective date of the registration statement (of which this prospectus forms a part), (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. We may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions and benefits under the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the market price of our common stock may be more volatile and decline significantly.

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We have elected to avail ourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies under the JOBS Act and will, therefore, not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies, which could make our common stock less attractive to investors.

The JOBS Act provides that an emerging growth company can take advantage of exemption from various reporting requirements applicable to other public companies and an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We intend to avail ourselves of these exemptions and the extended transition periods for adopting new or revised accounting standards and therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that comply with public company effective dates. We intend to avail ourselves of these options although, subject to certain restrictions, we may elect to stop availing ourselves of these exemptions in the future even while we remain an “emerging growth company.” We cannot predict whether investors will find our stock less attractive as a result of this election. If some investors find shares of our common stock less attractive as a result of this election, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will be subject to the requirements of the Sarbanes-Oxley Act.

As long as we remain an emerging growth company, as that term is defined in the JOBS Act, we will be permitted to gradually comply with certain of the on-going reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes- Oxley Act”).

However, our management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting, pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 subsequent to the year in which the registration statement (of which this prospectus forms a part) becomes effective if we are no longer an “emerging growth company”. Substantial work on our part may be required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process may be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our consolidated financial statements that could require us to restate our consolidated financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per share trading price of our common stock.

Risks Related to Healthcare Industry

Adverse trends in healthcare provider operations may negatively affect the operations at our properties, which in turn, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

We believe the healthcare industry is currently experiencing the following trends:

● changes in the demand for and methods of delivering healthcare services;

● changes in third-party reimbursement policies, including a shift to Medicaid managed care, and changes in Medicare reimbursement for skilled nursing facility services which commenced on October 1, 2019;

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● significant unused capacity in certain areas, which has created substantial competition for patients among healthcare providers in those areas;

● increased expense for uninsured patients;

● increased expense arising from an older and sicker patient mix;

● increased competition among healthcare providers;

● shortage of qualified health care workers due to competition from other health industry employers and enhancement of credentials required to perform specified services;

●	substantial increases in costs associated with employing health care workers due to competition and health care industry specific wage mandates and other statutory and regulatory requirements associated with the employment of worker in the health industry and specifically for skilled nursing facilities;

●	increased liability insurance expense and reductions in the availability of certain coverages resulting in gaps;

● increasing shift of the plaintiffs’ bar from medical malpractice to skilled nursing facility industry liability;

● continued pressure by private and governmental payors to reduce payments to providers of services along with the consolidation of payors, which has resulted in a decreased ability to negotiate levels and conditions of payment;

● increased scrutiny of billing, referral and other practices by federal and state authorities and private insurers; and

● increasing focus by relators and the qui tam bar on the skilled nursing facility industry.

These factors may materially adversely affect the economic performance of some or all of our tenants/operators, which in turn could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Both we and the tenants and operators of our properties may be adversely affected by healthcare regulation and enforcement.

The regulatory environment of the long-term healthcare industry has generally intensified over time both in the amount, complexity and type of regulations and in the efforts to enforce those regulations. The extensive federal, state and local laws and regulations affecting the healthcare industry include those relating to, among other things, licensure, conduct of operations, ownership of facilities, addition of facilities and equipment, allowable costs, services, prices for services, qualified beneficiaries, quality of care, patient rights, fraudulent or abusive behavior, and financial and other arrangements that may be entered into by healthcare providers. Moreover, changes in enforcement policies by federal and state governments have resulted in an increase in the number of inspections, citations of regulatory deficiencies and other regulatory sanctions, including terminations from the Medicare and Medicaid programs, bars on Medicare and Medicaid payments for new admissions, and certain services as well as more aggressive imposition of exclusions from participation in, and receipt of reimbursement from, the Medicare and Medicaid programs, civil monetary penalties and even criminal penalties. See “Business and Properties — Regulation.” We are unable to predict the scope of future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, or the intensity of enforcement efforts with respect to such regulations and legislation, and any changes in the regulatory framework could have a material adverse effect on our tenants, operators, guarantors and managers, which, in turn, could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Further, if our tenants and operators fail to comply with the extensive laws, regulations and other requirements applicable to their businesses and the operation of our properties (some of which are discussed below), they could become ineligible to receive reimbursement from governmental and private third-party payor programs, face bans on admissions of new patients or residents, suffer civil or criminal penalties or be required to make significant changes to their operations. We also may become subject directly to healthcare laws and regulations because of the broad nature of some of these restrictions. Our tenants, operators, borrowers, guarantors, managers and we also could be forced to expend considerable resources responding to an investigation or other enforcement action under applicable laws or regulations or in implementing new or additional measures to reduce the possibility of enforcement action. In such event, the results of operations and financial condition of our tenants, operators, borrowers, guarantors and managers and the results of operations of our properties operated or managed by those entities could be adversely affected, which, in turn, could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

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All healthcare providers who accept Medicare and Medicaid reimbursement are subject to the federal Anti-Kickback Statute, which establishes civil, criminal and administrative penalties with respect to any person who knowingly and willfully offers, pays, solicits, or receives any remuneration to induce or in return for (1) referring an individual to a person for the furnishing or arranging for the furnishing of any item or service payable in whole or in part under a Federal healthcare program; or (2) purchasing, leasing, ordering or arranging for, or recommending the purchasing, leasing or ordering of any good, facility service, or item payable under a Federal healthcare program, such as Medicare and Medicaid. Remuneration is defined broadly to include the transfer of anything of value, in case or in kind, directly or indirectly, overtly or covertly. Certain healthcare facilities are also subject to the Federal Ethics in Patient Referral Act of 1989, commonly referred to as the Stark Law. The Stark Law prohibits the submission of claims to Medicare for payment if the claim results from a physician referral (including an order or prescription) for certain designated services and the physician has a financial relationship with the health service provider that does not qualify under one of the exceptions for a financial relationship under the Stark Law. Similar prohibitions on kickbacks, physician self-referrals and submission of claims apply to state Medicaid programs, and may also apply to private payors under state laws, which in some cases are even broader and contain stricter prohibitions or requirements than Federal prohibitions. Violations of these laws subject persons and entities to termination from participation in Medicare, Medicaid and other federally funded healthcare programs or result in criminal prosecution, the imposition of civil monetary penalties, the imposition of treble damages and fines and/or other penalties as well as potential civil liability under the Federal False Claims Act. In addition, criminal liability under the Federal Travel Act is increasingly used to prosecute healthcare providers for certain business relationships. Healthcare facilities and providers may also experience an increase in audits and medical record reviews from public and private payors and a host of government agencies and contractors, including the HHS Office of the Inspector General, the Department of Justice, Zone Program Integrity Contractors, and Recovery Audit Contractors.

Other laws that impact how the operators conduct their operations include: federal and state laws designed to protect the confidentiality and security of patient health information; state and local licensure laws; laws protecting consumers against deceptive practices; laws generally affecting the operators’ management of property and equipment and how the operators generally conduct their operations, such as fire, health and safety, and environmental laws; federal and state laws affecting assisted living facilities mandating quality of services and care, and quality of food service; resident rights (including abuse and neglect laws); and health standards set by the federal Occupational Safety and Health Administration. For example, HIPAA imposes extensive requirements on the way in which certain healthcare entities use, disclose, and safeguard protected health information (as that term is defined under HIPAA), including requirements to protect the integrity, availability, and confidentiality of electronic medical records. Many of these obligations were expanded under the HITECH Act. In order to comply with HIPAA and the HITECH Act, covered entities often must undertake significant operational and technical implementation efforts. Operators also may face significant financial exposure if they fail to maintain the privacy and security of medical records, personal health information about individuals, or protected health information. HIPAA violations are also potentially subject to criminal penalties. See “Business and Properties –Regulation.”

We may also be adversely affected by possible changes to CON laws which serve as a barrier to entry in eight of the nine states in which we own properties. The Trump administration has called for repeal of state Certificate of Need laws and certain states are considering the possible repeal of these laws. If these laws are repealed in states in which we own properties, we and the tenants and operators of our properties could be subject to increased competition.

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Our tenants/operators may be subject to significant legal actions that could subject them to increased operating costs and substantial uninsured liabilities, which may affect their ability to pay their rent payments to us and, thus, could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

As is typical in the healthcare industry, our tenants/operators may often become subject to claims that their services have resulted in patient injury or other adverse effects. Many of these tenants/operators may have experienced an increasing trend in the frequency and severity of professional liability and general liability insurance claims and litigation asserted against them. The insurance coverage maintained by tenants/operators may not cover all claims made against them nor continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional liability and general liability claims and/or litigation may not, in certain cases, be available to these tenants/operators due to state law prohibitions or limitations of availability. As a result, these types of tenants/operators of our healthcare properties operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits. We also believe that there has been, and will continue to be, an increase in governmental investigations of certain healthcare providers, particularly in the area of Medicare/Medicaid overbilling and compliance with the conditions of payment and participation and false claims, as well as an increase in debar actions resulting from these investigations. Insurance is generally not available to cover such losses, including the costs of investigation and any penalties in the absence of specialized underwriting. None of our related party tenants, and to our knowledge, none of our other tenants, have such insurance. Additionally, neither the Company nor its subsidiaries have such insurance. The costs of a comprehensive investigation along with any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future or a condition imposed as a result of an investigation such as a monitoring by an independent review organization (“IRO”) under a Corporate Integrity Agreement, could have a material adverse effect on a tenant/operator’s financial condition. Neither our related party tenants nor, to our knowledge, our other tenants, are subject to any pending or threatened legal proceedings or investigations by any governmental authorities, and none of them has entered into any Corporate Integrity Agreements. If a tenant/operator were unable to obtain or maintain insurance coverage, if judgments were obtained in excess of the insurance coverage, if a tenant/operator were required to pay uninsured or uninsurable punitive damages, or if a tenant/operator were subject to an uninsured or uninsurable payor audit or government enforcement action, the tenant/operator could be exposed to substantial additional liabilities, which could affect the tenant/operator’s ability to pay rent to us, which in turn could have a material adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders. Neither the Company nor its subsidiaries are subject to any pending or threatened legal proceedings or investigations by any governmental authorities, and none of them has entered into any Corporate Integrity Agreements.

Risks Related to Real Estate Industry

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

Our ability to pay dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under “—Risks Related to Our Business and Operations,” as well as the following:

● adverse changes in financial conditions of buyers, sellers and tenants of properties;

● vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

● increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

● civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

● decreases in the underlying value of our real estate; and

● changing market demographics.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially adversely affect our financial condition, results of operations, cash flow, cash available for distribution and ability to service our debt obligations.

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As an owner of real estate, we could incur significant costs and liabilities related to environmental matters.

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner of real property, we may be liable for costs and damages resulting from the presence or release of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for any alleged harm to human health, property or natural resources. Such laws often impose strict liability without regard to fault, including whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required investigation, remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. See “Business and Properties—Regulation—Environmental Matters.”

Some of our properties may have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. In most cases, the Predecessor Company obtained Phase I Environmental Site Assessments for the properties contributed by the Predecessor Company to the Operating Partnership in connection with our formation transactions. The Phase I Environmental Site Assessments are of limited scope and may not have conducted comprehensive asbestos, lead-based paint, lead in drinking water, mold or radon assessments. Although these assessments provide some assurance regarding environmental issues at the properties, they are not a guarantee that the properties do not have an environmental issue. As a result, we may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. There also exists the risk that material environmental conditions, liabilities or compliance concerns may arise in the future. If any of our properties are subject to environmental issues, we could potentially incur material liability for these issues. The realization of any or all of these environmental issues may also have an adverse effect on our business, financial condition and results of operations.

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance and could be required to abate, remove or otherwise address the hazardous material to achieve compliance with applicable environmental laws and regulations. Also, we could be liable to third parties, such as occupants or employees of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. If we incur material environmental liabilities in the future, we may find it difficult to sell or lease any affected properties.

We did not obtain new Phase I Environmental Site Assessments for the properties contributed by the Predecessor Company in connection with our formation transactions, and the assessments that the Predecessor Company obtained in connection with its acquisition of these properties do not provide assurance that we will not be exposed to environmental liabilities in our initial portfolio.

We did not obtain new Phase I Environmental Site Assessments with respect to the properties contributed to our Operating Partnership by the Predecessor Company in connection with the formation transactions. No assurances can be given that any of the Phase I Environmental Site Assessments previously obtained by our Predecessor Company identify all environmental conditions impacting the properties because material environmental conditions may have developed since the Phase I Environmental Site Assessments were conducted. In addition, while we have reviewed the Phase I Environmental Site Assessments conducted, or provided to us, by the Predecessor Company, the Predecessor Company did not conduct Phase I Environmental Site Assessments on all of its properties. In instances when no Phase I Environmental Site Assessment were reviewed by us or the Predecessor Company, there can be no assurance that a Phase I Environmental Site Assessments was ever conducted on such property, or if a Phase I Environmental Site Assessments was conducted, that it did not reveal environmental issues.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our sole tenant, employees of our sole tenant or others if property damage or personal injury is alleged to have occurred.

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Our properties may be subject to impairment charges.

On a quarterly basis, we will assess whether there are any indicators that the value of our properties may be impaired. A property’s value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset or development alternatives, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

Properties are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988, or FHAA, impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that all our properties are in compliance with the requirements of the ADA and the FHAA, if one or more of the properties in our portfolio were not in compliance with the ADA, the FHAA or any other regulatory requirements, we could incur additional costs to bring such properties into compliance, be subject to governmental fines or the award of damages to private litigants or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations and cash flow.

Risks Related to Organizational Structure

Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, are the beneficial owners of approximately 7.2% of our outstanding shares and approximately 80.7% of the OP units in the Operating Partnership. They have the ability to influence decisions by the Company and the Operating Partnership, including the approval of matters involving conflicts of interest and significant corporate transactions.

Moishe Gubin, one of the Controlling Members of the Predecessor Company, currently serves as our Chairman and our Chief Executive Officer. Michael Blisko, another Controlling Member of the Predecessor Company, serves as one of our directors. Mr. Gubin and Mr. Blisko also control the tenants and operators of 55 of our facilities.

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As a result of their ownership of our common stock and the OP units, and their board positions, Moishe Gubin and Michael Blisko and their affiliates have the ability to influence the outcome of matters presented to our directors or stockholders, including the election of our board of directors, matters related to the leases of our properties to their affiliates and approval of significant corporate transactions, including business combinations, consolidations and mergers.

As a landlord, the Company does not control the operations of its tenants, including related party tenants, and is not able to cause its tenants to take any specific actions to address trends in occupancy at the facilities operated by its tenants, other than to monitor occupancy and income of its tenants, discuss trends in occupancy with tenants and possible responses, and, in the event of a default, to exercise its rights as a landlord. However, Mr. Gubin and Mr. Blisko, as the controlling members of 55 of our tenants and related operators, have the ability to obtain information regarding these tenants and related operators and cause the tenants and operators to take actions, including with respect to occupancy. Mr. Gubin and Mr. Blisko are subject to potential conflicts of interest due to their ownership of these tenants and their duties as directors of the Company.

The ability of Mr. Gubin and Mr. Blisko to influence decisions by the Board is limited by our conflicts of interest policy, which requires matters in which a director has a conflict of interest to be approved by the audit committee of the Board, which consists exclusively of independent directors. The ability of Mr. Gubin, Mr. Blisko and their affiliates to influence decisions by the Company’s stockholders is limited by the terms of our articles of incorporation, which prohibit any stockholder from holding more than 9.8% of the shares of our common stock. Additionally, the ability of Mr. Gubin, Mr. Blisko and their affiliates to influence decisions by the Operating Partnership is limited because the Operating Partnership is controlled by the Company as its sole general partner and the OP units issued to the Predecessor Company have no voting rights.

Nevertheless, Moishe Gubin, Mr. Blisko and their affiliates have significant influence over us and it is possible that they could exercise influence in a manner that is not in the best interests of our other stockholders. Furthermore, as discussed above, certain conflicts of interest may exist between the interests of Mr. Gubin, Mr. Blisko, and their affiliates and the interests of our stockholders. Their voting power might also have the effect of delaying or preventing a change of control that our stockholders may view as beneficial.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of OP units in the Operating Partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and the Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to the Company under Maryland law in connection with their management of the Company. At the same time, we, as the general partner of the Operating Partnership, have fiduciary duties and obligations to the Operating Partnership and its limited partners under Delaware law and the partnership agreement of the Operating Partnership in connection with the management of the Operating Partnership. Our fiduciary duties and obligations as the general partner of the Operating Partnership may come into conflict with the duties of our directors and officers to the Company. Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, beneficially own 80.7% of the OP units in the Operating Partnership and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of the Operating Partnership, particularly since their ownership interests in the Operating Partnership is significantly greater than their 7.2% ownership interest in shares of the common stock of the Company.

The partnership agreement provides that we will be under no obligation to consider the separate interests of the limited partners of our Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. The partnership agreement also provides that, in the event of a conflict between the interests of the Operating Partnership or any limited partner, on the one hand, and the separate interests of the Company or our stockholders, on the other hand, that cannot be resolved in a manner not adverse to either our stockholders or the limited partners, we, in our capacity as the general partner of the Operating Partnership, shall resolve the conflict in favor of the Company and our stockholders. Additionally, any action or failure to act on our part or on the part of our board of directors that does not violate the contract rights of the limited partners of the Operating Partnership but does give priority to the separate interests of the Company or our stockholders shall not be deemed to violate our duty of loyalty to the Operating Partnership and its limited partners that arises from our role as the general partner of the Operating Partnership.

Additionally, the partnership agreement provides that we will not be liable to the Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission if any such party acted in good faith. Our Operating Partnership must indemnify us, our directors and officers, officers of the Operating Partnership and our designees from and against any and all claims that relate to the operations of the Operating Partnership, unless it is established that: (i) the act or omission of the person was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful. Our Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. The Operating Partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to the Operating Partnership on any portion of any claim in the action.

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We may assume unknown liabilities in connection with our formation transactions, and any recourse against third parties, including the Predecessor Company, for certain of these liabilities will be limited.

As part of our formation transactions, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of its liabilities, some of which may be unknown or unquantifiable. Additionally, the assets of the Predecessor Company included the equity interests in its subsidiaries. These entities and their assets may be subject to existing liabilities, some of which may be unknown or unquantifiable at the time of the formation transactions were completed. These liabilities might include liabilities for investigation or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with the Predecessor Company and its subsidiaries (that had not been asserted or threatened prior to the completion of the formation transactions), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited. The Predecessor Company and the Controlling Members did not make any representations and warranties concerning such liabilities in the contribution agreement.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits, subject to certain exceptions, the beneficial or constructive ownership by any person of more than 9.8% in value of the aggregate outstanding shares of our common stock or more than 9.8% in value of the outstanding shares of any class or series of our preferred stock. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. See “Description of Capital Stock—Restrictions on Ownership and Transfer.” This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

● discourage a tender offer, proxy contest, or other transactions or a change in management or of control that might result in a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and

● result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our board of directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. See “Description of Capital Stock—Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Common and Preferred Stock.” As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

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Certain provisions of Maryland General Corporation Law, or MGCL, could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the MGCL may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

● “business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority stockholder voting requirements on these combinations; and

● “control share” provisions that provide that holders of “control shares” of the Company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of the business combination provisions of the MGCL, which provides that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

Our bylaws designate the Circuit Court for Baltimore City, Maryland as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws generally provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland (or in certain circumstances, the United States District Court for the District of Maryland, Northern Division) shall be the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders with respect to the Company, our directors, our officers or our employees. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that the stockholder believes is favorable for disputes with us or our directors, officers or employees, which may discourage meritorious claims from being asserted against us and our directors, officers and employees. Alternatively, if a court were to find this provision of our bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations. We adopted this provision because Maryland judges have more experience in dealing with issues of Maryland corporate law than judges in any other state and we believe it makes it less likely that we will be forced to incur the expense of defending duplicative actions in multiple forums and less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements. These provisions of our bylaws will not apply to claims that may be asserted under federal securities laws.

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Certain provisions in the partnership agreement of the Operating Partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of the Operating Partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

● redemption rights;

● a requirement that we may not be removed as the general partner of the Operating Partnership without our consent;

● transfer restrictions on OP units;

● our ability, as general partner, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or the Operating Partnership without the consent of the limited partners; and

● the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

The tax protection agreement with the Predecessor Company and its affiliates could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions, we entered into a tax protection agreement with members of the Predecessor Company and certain of their affiliates, including affiliates of Moishe Gubin, our Chairman and Chief Executive Officer and Michael Blisko, one of our directors, that provides that if we dispose of any interest in the protected initial properties in a taxable transaction prior to the tenth anniversary of the completion of the formation transactions, subject to certain exceptions, we will indemnify with the Predecessor Company, its members and their beneficial owners (the “protected parties”) for their tax liabilities attributable to the built-in gain that exists with respect to such property interests as of the time of the formation transactions, and the tax liabilities incurred as a result of such tax protection payment. Pursuant to the tax protection agreement, it is anticipated that the total amount of protected built-in gain on the properties and other assets contributed to the Company in connection with the formation transactions will be approximately $376.6 million. Such indemnification obligations could result in aggregate payments, based on current tax laws, of up to $   million. The amount of tax is calculated without regard to any deductions, losses or credits that may be available.

In this regard, the Company has granted the tenant of one of the Company’s properties, an SNF located in Illinois, an option to purchase this property. If the tenant had exercised its option as of September 30, 2021, the Company would have recognized a built-in gain of approximately $1.65 million on such property, which could have required the Company to make a tax indemnity payment of approximately $  . The Company has also had discussions with the proposed tenants of 13 of the Company’s properties in Arkansas with respect to the sale or grant of an option to purchase these properties for an aggregate price of $90 million. If the Company had sold these properties for this price as of September 30, 2021, the Company would have recognized a built-in gain of approximately $42.1 million on such properties, which could have required the Company to make an tax indemnity payment of approximately $   million.

In light of our indemnification obligations under the tax protection agreement, it may be economically prohibitive for us to sell our properties even if it may be otherwise in our stockholders’ best interests to do so. Moreover, as a result of these potential tax liabilities, Moishe Gubin and Michael Blisko may have a conflict of interest with respect to our determination as to the disposition of these properties.

The tax protection agreement may require the Operating Partnership to maintain certain debt levels that otherwise would not be required to operate our business.

Under the tax protection agreement, the Operating Partnership may be required to maintain certain debt levels or provide the members of the Predecessor Company and certain of their affiliates the opportunity to guarantee debt or enter into a deficit restoration obligations upon a future repayment, retirement, refinancing or other reduction (other than scheduled amortization) of currently outstanding debt prior to the tenth anniversary of the completion of the formation transactions. These protected parties guaranteed debt in the amount of approximately $25.4 million immediately following the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such contributor a cash payment intended to approximate the contributor’s tax liability resulting from our failure to make such opportunities available to that contributor and the tax liabilities incurred as a result of such tax protection payment. This obligation could result in payments of up to $   million. See “Structure and Formation of Our Company—Tax Protection Agreement.” We agreed to these provisions in order to assist the Predecessor Company in deferring the recognition of taxable gain as a result of and after the formation transactions. These obligations may require us to maintain more or different indebtedness than we would otherwise require for our business.

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We may pursue less vigorous enforcement of terms of the contribution and other agreements with the Predecessor Company and its affiliates because of their relationship with members of our management and board of directors.

Moishe Gubin, who is our Chairman and Chief Executive Officer, and Michael Blisko, who is one of our directors, are two of the Controlling Members of the Predecessor Company. The Predecessor Company and its affiliates are parties to or have interests in the contribution agreement pursuant to which we acquired all of the assets of the Predecessor Company. Additionally, we lease 55 facilities in our portfolio to tenant/operators who are affiliates of Mr. Gubin and Mr. Blisko. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with members of board of directors and our management, with possible negative impact on stockholders.

Our board of directors may change our strategies, policies and procedures without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our board of directors, and may be amended or revised at any time by our board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated in this prospectus. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged which could result in an increase in our debt service. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regards to the foregoing could materially adversely affect our financial condition, results of operations and cash flow.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

● actual receipt of an improper benefit or profit in money, property or services; or

● active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter requires us to indemnify, and advance expenses to, each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. We intend to enter into indemnification agreements with each of our executive officers and directors whereby we will indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer and/or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter or that might exist with other companies.

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We are a holding company with no direct operations and, as such, we will rely on funds received from our limited ownership interest in the Operating Partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of the Operating Partnership and its subsidiaries.

We are a holding company and will conduct substantially all of our operations through the Operating Partnership. We do not have, apart from our limited ownership interest in the Operating Partnership, which represents only 10.9% of the outstanding OP units, any independent operations. As a result, we rely on cash distributions from the Operating Partnership to pay any dividends we might declare on shares of our common stock. We also rely on distributions from the Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from the Operating Partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of the Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of the Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and the Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Our Operating Partnership may issue additional OP units to third parties without the consent of our stockholders, which would reduce our limited ownership percentage in the Operating Partnership even further and could have a dilutive effect on the amount of distributions made to us by the Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

As discussed above, we own approximately 11.0% of the outstanding OP units as of the date of this prospectus. We may, in connection with our acquisition of properties or otherwise, issue additional OP units to third parties. Such issuances would reduce our limited ownership percentage in the Operating Partnership and could affect the amount of distributions made to us by the Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own OP units, you will not have any voting rights with respect to any such issuances or other partnership level activities of the Operating Partnership.

If we are deemed to be an investment company under the Investment Company Act, our stockholders’ investment return may be reduced.

We are not registered as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), based on exceptions we believe are available to us. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

Risks Related to Status as a REIT

If we do not qualify to be taxed as a REIT, or if we fail to remain qualified as a REIT, we will be subject to U.S. federal income tax as a regular corporation and could face substantial tax liability, which would substantially reduce funds available for distribution to our stockholders.

We will receive an opinion of Shutts & Bowen LLP with respect to our qualification as a REIT for the 2022 calendar year in connection with this registration statement. Investors should be aware, however, that opinions of advisors are not binding on the Internal Revenue Service (“IRS”) or any court. The opinion of Shutts & Bowen LLP represents only the view of Shutts & Bowen LLP based on its review and analysis of existing law and on certain representations as to factual matters and covenants made by us, including representations relating to the value of our assets and the sources of our income. The opinion is expressed as of the date issued. Shutts & Bowen LLP will have no obligation to advise us, or the holders of shares of our common stock, of any subsequent change in the matters stated, represented or assumed or of any subsequent change in applicable law.

Furthermore, both the validity of the opinion of Shutts & Bowen LLP and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, the results of which will not be monitored by Shutts & Bowen LLP. Our ability to satisfy the asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to successfully manage the composition of our income and assets on an ongoing basis. Moreover, the proper classification of one or more of our investments may be uncertain in some circumstances, which could affect the application of the REIT qualification requirements. Accordingly, there can be no assurance that the IRS will not contend that our investments violate the REIT requirements.

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If we were to fail to qualify as a REIT in any taxable year beginning on or after January 1, 2022, we would be subject to U.S. federal income tax, and possibly state and local tax, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution to our stockholders, which in turn could have an adverse effect on the value of, and trading prices for, our common stock. Unless we are deemed to be entitled to relief under certain provisions of the Code, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we initially ceased to qualify as a REIT.

Our failure to qualify as a REIT could cause our shares to be delisted from Nasdaq.

Nasdaq will require, as a condition to the continued listing of our common stock, that we maintain our REIT status commencing with the 2022 calendar year. Consequently, if we fail to maintain our REIT status, our common stock could promptly be delisted from Nasdaq, which would decrease the trading activity of such common stock, making the sale of such common stock difficult.

If we were delisted as a result of losing our REIT status and wished to relist our shares on Nasdaq, we would be required to reapply to Nasdaq to be listed as a non-REIT corporation. As Nasdaq’s listing standards for REITs are less burdensome than its standards for non-REIT corporations, it would be more difficult for us to become a listed company under these heightened standards. We may not be able to satisfy Nasdaq’s listing standards for non-REIT corporations. As a result, if we were delisted from Nasdaq, we may not be able to relist as a non-REIT corporation, in which case our shares could not trade on Nasdaq.

Our ownership of and relationship with any future taxable REIT subsidiaries will be limited and a failure to comply with the limits would jeopardize our REIT status and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more taxable REIT subsidiaries (“TRSs”). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns securities possessing more than 35% of the total voting power or total value of the outstanding securities of such corporation will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s total assets may consist of stock or securities of one or more TRSs. A domestic TRS will pay U.S. federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. Any domestic TRS that we own or form will pay U.S. federal, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us unless necessary to maintain our REIT qualification.

We do not currently own any subsidiaries that are expected to be TRSs, nor do we have any plans to establish any TRSs in the future. However, in the event we were to form a TRS, it would need to comply with the foregoing requirements.

Our ownership of and relationship with our tenants will be limited and a failure to comply with such limits would jeopardize our REIT status.

If a REIT owns, actually or constructively, 10% or more (measured by voting power or fair market value) of the stock of a corporate lessee, or 10% or more of the assets or net profits of any non-corporate lessee (each a “related party tenant”), other than a TRS, any income that a REIT receives from the lessee will be non-qualifying income for purposes of a REIT’s 75% or 95% gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, the REIT is considered as owning the shares or other equity interests owned, directly or indirectly, by or for such person. A REIT that fails either the 75% or 95% gross income tests, or both, in a taxable year, may nonetheless continue to qualify as a REIT, if the failure was due to reasonable cause and not willful neglect and the nature and amounts of the REIT’s items of gross income are properly disclosed to the Internal Revenue Service. However, in such a case, the REIT would be required to pay a penalty tax equal to (1) the greater of (A) the amount by which we fail to satisfy the 75% gross income test and (B) the amount by which we fail to satisfy the 95% gross income test, multiplied by (2) a fraction intended to reflect our profitability.

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Our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should not own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date. At the present time, to our knowledge, no person beneficially or constructively owns more than 9.8% of our stock. Two of our directors, Moishe Gubin and Michael Blisko, beneficially own approximately 7.2% of our outstanding common stock as well as 80.7% of the outstanding OP units in the Operating Partnership. They also own majority interests in more than 55 of our tenants. We believe that these tenants would not currently be treated as related party tenants for purposes of the REIT qualification requirements because we believe that Mr. Gubin and Mr. Blisko do not constructively own 10% of the Company. However, if their constructive ownership of the Company were to exceed 10% in the future, or if interests in these tenants are otherwise treated as constructively owned by us, the rental income from the tenants controlled by Mr. Gubin and Mr. Blisko would not be qualifying income for REIT qualification purpose, which would cause us to fail to satisfy the REIT gross income tests and could cause us to fail to qualify as a REIT or be subject to a substantial penalty tax. The Company intends to closely monitor their ownership of the Company to avoid this issue.

We must distribute earnings and profits in our first taxable year as a REIT that were attributable to any period before we were a REIT.

In order to qualify as a REIT, we must not have accumulated earnings and profits attributable to any non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT accumulated earnings and profits to distribute any such accumulated earnings and profits. Unless the “deficiency dividend” procedures described below apply and we comply with those procedures, failure to distribute such accumulated earnings and profits would result in our disqualification as a REIT.

We are currently taxable a C corporation and expect to have taxable income and accumulated earnings and profits for the period from June 8, 2021, to December 31, 2021. We intend to make a distribution of such accumulated earnings and profits attributable to this period during the tax year beginning on January 1, 2022.

We may potentially have additional tax exposure from built-in gains from the disposal of assets that we hold at the time that we become a REIT.

We plan to elect to be taxed as a REIT for the tax year beginning on January 1, 2022. Notwithstanding our qualification and taxation as a REIT, we may still be subject to corporate taxation in particular circumstances. If we recognize gain on the disposition of any REIT asset that is held by us on the date that we become a REIT (i.e., January 1, 2022) during a specified period (generally five years) thereafter, then we will generally pay tax at the highest regular corporate tax rate, currently 21%, on the lesser of (a) the excess, if any, of the asset’s fair market value over our basis in the asset, each determined on January 1, 2022, or (b) our gain recognized in the disposition. Accordingly, any taxable disposition during the specified period of a REIT asset we held on January 1, 2022 could be subject to this built-in gains tax.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

Dividends payable by non-REIT corporations to non-REIT stockholders that are individuals, trusts and estates are generally taxed at reduced tax rates. Dividends payable by REITs, however, generally are not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the shares of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including shares of our common stock. However, dividends received from a REIT by certain noncorporate taxpayers, including individuals, may qualify for a deduction of up to 20% for REIT ordinary dividends under Section 199A of the Code for taxable years prior to 2026.

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Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualifying as a REIT involves the application of highly technical and complex provisions of the Code for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis. Compliance with these requirements must be carefully monitored on a continuing basis, and there can be no assurance that our personnel responsible for doing so will be able to successfully monitor our compliance. In addition, our ability to satisfy the requirements to qualify to be taxed as a REIT may depend, in part, on the actions of third parties over which we have either no control or only limited influence.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT’s net income from prohibited transactions is subject to a tax of 100%. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through a TRS, which would be subject to federal and state income taxation.

If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our Operating Partnership will be treated as a partnership for federal income tax purposes. As a partnership, our Operating Partnership generally will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership’s income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. For example, the IRS could attempt to classify the Operating Partnership as a publicly-traded partnership for U.S. income tax purposes if the IRS does not agree that the Operating Partnership qualifies for the private placement exclusion. See “Material U.S. Federal Income Tax Consequences - Other Tax Consequences - Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships - Classification as Partnerships”.

Furthermore, if the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we may fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we could cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

Legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the IRS, could have an adverse impact on our investors or us.

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process, and by the IRS and the U.S. Department of the Treasury (the “Treasury”). Changes to the tax laws, such as the tax law informally known as the Tax Cuts and Jobs Act enacted on December 22, 2017 (“TCJA”) or the PATH Act enacted on December 18, 2015, or interpretations thereof by the IRS and the Treasury, with or without retroactive application, could materially and adversely affect our investors or the Company. We cannot predict how changes in the tax laws might affect our investors or us. New legislation, Treasury regulations, administrative interpretations or court decisions could significantly and negatively affect our ability to qualify to be taxed as a REIT and/or the U.S. federal income tax consequences to our investors and the Company of such qualification.

REIT distribution requirements could adversely affect our liquidity and our ability to execute our business plan.

In order for us to qualify to be taxed as a REIT, and assuming that certain other requirements are also satisfied, we generally must distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains, to our stockholders each year, so that U.S. federal corporate income tax does not apply to earnings that we distribute. To the extent that we satisfy this distribution requirement and qualify for taxation as a REIT, but distribute less than 100% of our REIT taxable income, determined without regard to the dividends paid deduction and including any net capital gains, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% non-deductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal income tax laws. We intend to make distributions to our stockholders to comply with the REIT requirements.

Under some circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying dividends to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year (“deficiency dividends”). Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. We will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

The IRS has also issued Revenue Procedure 2017-45, authorizing elective stock dividends to be made by public REITs. Pursuant to this revenue procedure, effective for distributions declared on or after August 11, 2017, the IRS will treat the distribution of stock pursuant to an elective stock dividend as a distribution of property under Section 301 of the Code (i.e., as a dividend to the extent of our earnings and profits), as long as at least 20% of the total dividend is available in cash and certain other requirements outlined in the revenue procedure are met. In the case of a taxable stock dividend, stockholders may be required to include the dividend as income and would be required to satisfy the potential tax liability associated with the distribution with cash from other sources.

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From time to time, we may generate taxable income greater than our cash flow as a result of differences in timing between the recognition of taxable income and the actual receipt of cash or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments. If we do not have other funds available in these situations, we could be required to borrow funds on unfavorable terms, sell assets at disadvantageous prices, distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt, or make taxable distributions of our capital stock or debt securities to make distributions sufficient to enable us to pay out enough of our taxable income to satisfy the REIT distribution requirement and avoid corporate income tax and the 4% excise tax in a particular year. These alternatives could increase our costs or reduce our equity. Further, amounts distributed will not be available to fund investment activities. Thus, compliance with the REIT requirements may hinder our ability to grow, which could adversely affect the value of our shares. Any restrictions on our ability to incur additional indebtedness or make certain distributions could preclude us from meeting the 90% distribution requirement. Decreases in FFO due to unfinanced expenditures for acquisitions of properties or increases in the number of shares outstanding without commensurate increases in FFO each would adversely affect our ability to maintain distributions to our stockholders. Consequently, there can be no assurance that we will be able to make distributions at the anticipated distribution rate or any other rate. Please refer to “Distribution Policy.”

Complying with REIT requirements may cause us to forego otherwise attractive acquisition opportunities or liquidate otherwise attractive investments.

To qualify to be taxed as a REIT for U.S. federal income tax purposes, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our assets consist of cash, cash items, government securities and “real estate assets” (as defined in the Code), including certain mortgage loans and securities. The remainder of our investments (other than government securities, qualified real estate assets and securities issued by a TRS) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer.

Additionally, in general, no more than 5% of the value of our total assets (other than government securities, qualified real estate assets and securities issued by a TRS) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by securities of one or more TRSs. Please refer to “Material U.S. Federal Income Tax Considerations.” If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

In addition to the asset tests set forth above, to qualify to be taxed as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the amounts we distribute to our stockholders and the ownership of our shares. We may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source-of-income or asset-diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our ability to make certain attractive investments.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our assets and liabilities. Income from certain potential hedging transactions that we may enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or from transactions to manage risk of currency fluctuations with respect to any item of income or gain that satisfy the REIT gross income tests (including gain from the termination of such a transaction) does not constitute “gross income” for purposes of the 75% or 95% gross income tests that apply to REITs, provided that certain identification requirements are met. To the extent that we enter into other types of hedging transactions or fail to properly identify such transaction as a hedge, the income is likely to be treated as non-qualifying income for purposes of both of the gross income tests. Please refer to “Material U.S. Federal Income Tax Considerations.”

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As a result of these rules, we may be required to limit our use of advantageous hedging techniques or implement those hedges through a total return swap. This could increase the cost of our hedging activities because the total return swap may be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in the total return swap will generally not provide any tax benefit, except that such losses could theoretically be carried back or forward against past or future taxable income in the total return swap.

The share ownership limit imposed by the Code for REITs and our certificate of incorporation may inhibit market activity in our shares and restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of each taxable year after our first taxable year as a REIT. Our certificate of incorporation, with certain exceptions, will authorize our board of directors to take the actions that are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may beneficially own more than 9.8% of our outstanding common stock or more than 9.8% of any outstanding class or series of our preferred stock, as determined by value. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the IRS or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT or such other documents the board deems appropriate. These ownership limits could delay or prevent a transaction or a change in our control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to our stockholders.

Even if we qualify as a REIT for federal income tax purposes, we may be subject to federal, state and local taxes in certain situations. For example:

●	Since we will not qualify as a REIT with respect to 2021, we will pay U.S. federal corporate income tax on our net income in 2021.

●	Income and gain from “foreclosure property” are subject to special rules. Generally, income and gain from foreclosure property is subject to corporate income tax at the highest applicable rate.

●	If we sell an asset that we hold primarily for sale to customers in the ordinary course of business, our gain would be subject to the 100% “prohibited transaction” tax.

●	If we fail to meet the gross income requirements but the failure is not due to reasonable cause and not willful neglect, we will be required to pay a 100% tax equal to the product of the amount by which the nonqualifying income caused us to fail the gross income test and a fraction intended to reflect our profitability.

●	If we fail to meet certain gross asset test and cannot cure the violation with 30 days of quarter end, but the failure is not due to reasonable cause and not willful neglect, we will be required to pay a tax of the greater of (i) $50,000 or (ii) the product of the value of the excess assets that caused the violation and the highest applicable corporate tax rate.

●	If we fail to meet any REIT requirement other than the income or asset requirements and the failure is due to reasonable cause and not willful neglect, we will be required to pay a $50,000 penalty per violation.

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Risks Related to Ownership of our Common Stock

Our listing differs significantly from an underwritten initial public offering.

This is not an underwritten initial public offering of our common stock. The listing of our common stock on the Nasdaq Capital Market differs from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

● There are no underwriters. Consequently, prior to the opening of trading on the Nasdaq Capital Market, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the opening trades on the Nasdaq Capital Market. Therefore, buy and sell orders submitted prior to and at the opening of trading of our common stock on the Nasdaq Capital Market will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. Moreover, there will be no underwriters assuming risk in connection with the initial resale of shares of our common stock. In an underwritten initial public offering, the underwriters may engage in “covered” short sales in an amount of shares representing the underwriters’ option to purchase additional shares. To close a covered short position, the underwriters purchase shares in the open market or exercise the underwriters’ option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters typically consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares. Purchases in the open market to cover short positions, as well as other purchases underwriters may undertake for their own accounts, may have the effect of preventing a decline in the market price of shares. Given that there will be no underwriters’ option to purchase additional shares and no underwriters engaging in stabilizing transactions, there could be greater volatility in the public price of our common stock during the period immediately following the listing. See also “— Shares of our common stock have no prior public market, an active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.”

● Unlike most other direct listings on Nasdaq, there has been no prior history of private transactions in the shares of our common stock. The absence of any history of prior private transactions makes it more uncertain whether an active trading market in our shares of common stock will develop following the commencement of trading on the Nasdaq Capital Market. The absence of any history of prior transactions also increases the risk that there will be more volatility in the price of the shares of our common stock following the commencement of trading on the Nasdaq Capital Market because there is no history of the prices at which investors would be willing to purchase or sell shares of our common stock. See also “— Shares of our common stock have no prior public market, an active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.”

● There is not a fixed or determined number of shares of common stock available for sale in connection with the registration and the listing. Therefore, there can be no assurance that any Registered Stockholders will sell any of their shares of common stock and there may initially be a lack of supply of, or demand for, shares of common stock on the Nasdaq Capital Market. In addition, the potential for a lack of supply may be heightened as a result of us only having 5,849,746 shares of common stock outstanding as of the date of this prospectus, with only 1,516,286 that will be registered and available for sale at the time of the listing. Alternatively, we may have a large number of Registered Stockholders, who choose to sell their shares of common stock in the near term, resulting in potential oversupply of our common stock, which could adversely impact the public price of our common stock once listed on the Nasdaq Capital Market.

● None of our Registered Stockholders or any other stockholder has entered into contractual lock-up agreements or other contractual restrictions on transfer. In an underwritten initial public offering, it is customary for an issuer’s officers, directors and most or all of its other stockholders to enter into a 180-day contractual lock-up arrangement with the underwriters to help promote orderly trading immediately after such initial public offering. Consequently, all of our Registered Stockholders may sell any or all of the shares of our common stock that have been registered at any time (subject to any restrictions under applicable law), including immediately upon listing. If such sales were to occur in a significant volume in a short period of time following the listing, it may result in an oversupply of our common stock in the market, which could adversely impact the public price of our common stock. See also “— None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the market price of our common stock to decline.”

● We will not conduct a traditional “roadshow” with underwriters prior to the opening of trading of our common stock on the Nasdaq Capital Market. Instead, we may host one or more investor day presentations and/or post presentations regarding our company, our management team, and the listing through our website or other broadly-available means and intend to engage in additional investor education meetings. In advance of any investor day presentations and/or the posting of presentations regarding our company, our management team, and the listing through our website or other broadly-available means, we intend to announce the date for such day over financial news outlets in a manner consistent with typical corporate outreach to investors. We intend to prepare electronic presentations for any such investor days or other presentations regarding our company, our management team, and the listing, which will have content similar to a traditional roadshow presentation, and to make a version of any such presentation publicly available, without restrictions, on our website. There can be no guarantee that any investor day presentations, other investor education presentations, and other investor education meetings will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to our common stock or sufficient demand among potential investors immediately after our listing, which could result in a more volatile price of our common stock.

● Such differences from an underwritten initial public offering could result in a volatile market price for our common stock and uncertain trading volume, which may adversely affect your ability to sell any shares of common stock that you may purchase.

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Shares of our common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.

We expect shares of our common stock to be listed and traded on the Nasdaq Capital Market. Prior to this listing, there has not been a public market for shares of our common stock, and an active market for shares of our common stock may not develop or be sustained after the listing, which could depress the market price of shares of our common stock and could affect the ability of our stockholders to sell shares of our common stock. In the absence of an active public trading market, investors may not be able to liquidate their investments in shares of our common stock. An inactive market may also impair our ability to raise capital by selling shares of our common stock, our ability to motivate our employees through equity incentive awards and our ability to acquire other companies, products or technologies by using shares of our common stock as consideration. The ability for an active trading market to develop may be further limited by the fact that we only have 5,849,746 shares of common stock outstanding as of the date of this prospectus.

In addition, we cannot predict the prices at which shares of our common stock may trade on the Nasdaq Capital Market following the listing of shares of our common stock, and the market price of shares of our common stock may fluctuate significantly in response to various factors, some of which are beyond our control. In particular, as this listing is taking place through a novel process that is not an underwritten initial public offering, there will be no book building process and no price at which underwriters initially sold shares to the public to help inform efficient price discovery with respect to the opening trades on the Nasdaq Capital Market. On the day that shares of our common stock are initially listed on the Nasdaq Capital Market, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price (as defined below) on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in shares of our common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to Cantor Fitzgerald & Co. LLC, or Cantor, and other market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Cantor, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once Cantor has notified Nasdaq that shares of our common stock are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for shares of our common stock, in accordance with the Nasdaq’s rules. If Cantor then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with Cantor and other market participants. Upon completion of such price validation checks, the applicable orders that have been entered will then be executed at such price and regular trading of shares of our common stock on the Nasdaq Capital Market will commence. Under the Nasdaq rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell shares of our common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of shares of our common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which shares of our common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with Cantor, in its capacity as our financial advisor, Cantor will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. The Registered Stockholders will not be involved in Nasdaq’s price-setting mechanism, including any decision to delay or proceed with trading, nor will they control or influence Cantor in carrying out its role as financial advisor. Cantor will determine when shares of our common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, Cantor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. For more information, see the section titled “Plan of Distribution.”

Additionally, prior to the opening trade, there will not be a price at which underwriters initially sold shares of common stock to the public as there would be in an underwritten initial public offering. The absence of a predetermined initial public offering price could impact the range of buy and sell orders collected by Nasdaq from various broker-dealers. Consequently, upon listing on the Nasdaq Capital Market, the public price of our common stock may be more volatile than in an underwritten initial public offering and could decline significantly and rapidly.

Furthermore, because of our novel listing process on the Nasdaq Capital Market, Nasdaq’s rules for ensuring compliance with its initial listing standards are untested. In order for us to list on this market, we must demonstrate that that we will meet Nasdaq’s applicable quantitative criteria. These criteria include a minimum income of $750,000 during the most recent fiscal year, stockholders’ equity of at least $4,000,000, a market value of our unrestricted publicly held shares in excess of $10,000,000 and a minimum bid price of $8.00 per share. The Company believes that it meets the first two criteria because the Predecessor Company had $11.9 million in income in 2020, and the Company’s stockholders’ equity as of September 30, 2021 was $47.12 million. For purposes of the next two criteria, because the Company has not had any sustained recent trading in the private placement market prior to listing, the Company is required to provide a valuation from an experienced independent third party that evidences that the market value of unrestricted publicly held shares and our bid price will that exceed these requirements. The Company has obtained and provided to Nasdaq such a valuation from an experienced independent third party that is unrelated to Cantor, our financial advisor.

If the Company’s application for listing on the Nasdaq Capital Market is not approved, then the Company will withdraw the registration statement of which this prospectus is a part, and no shares of our common stock will be sold by the Registered Stockholders.

If Nasdaq approves our application and our shares begin trading, we will be required to satisfy Nasdaq’s continued listing standards, which include maintaining stockholders’ equity of at least $2,500,000, a market value of unrestricted publicly held shares of at least $1,000,000 and a minimum bid price of $1.00 per share. If an active trading market for our shares does not develop and the price of our common stock falls below those required by Nasdaq’s eligibility standards, we may be required to delist.

In addition, because of our novel listing process, individual investors, retail or otherwise, may have greater influence in setting the opening public price and subsequent public prices of our common stock on the Nasdaq Capital Market and may participate more in our initial trading than is typical for an underwritten initial public offering. These factors could result in a public price of our common stock that is higher than other investors (such as institutional investors) are willing to pay, which could cause volatility in the trading price of our common stock and an unsustainable trading price if the price of our common stock significantly rises upon listing and institutional investors believe our common stock is worth less than retail investors, in which case the price of our common stock may decline over time. Further, if the public price of our common stock is above the level that investors determine is reasonable for our common stock, some investors may attempt to short our common stock after trading begins, which would create additional downward pressure on the public price of our common stock. To the extent that there is a lack of consumer awareness among retail investors, such lack of consumer awareness could reduce the value of our common stock and cause volatility in the trading price of our common stock.

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The public price of our common stock following the listing also could be subject to wide fluctuations in response to the risk factors described in this prospectus and others beyond our control, including:

● the number of shares of our common stock publicly owned and available for trading;

● overall performance of the equity markets and/or publicly-listed healthcare REITs;

● actual or anticipated fluctuations in our revenue or other operating metrics;

● our actual or anticipated operating performance and the operating performance of our competitors;

● changes in the financial projections we provide to the public or our failure to meet these projections;

● failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet the estimates or the expectations of investors;

● any major change in our Board, management, or key personnel;

● the economy as a whole and market conditions in our industry;

● rumors and market speculation involving us or other companies in our industry;

● announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

● new laws or regulations or new interpretations of existing laws or regulations applicable to our business, including those related to data privacy and cyber-security in the U.S. or globally;

● lawsuits threatened or filed against us;

● other events or factors, including those resulting from war, incidents of terrorism, or responses to these events; and

● sales or expected sales of our common stock by us and our officers, directors and principal stockholders.

In addition, stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner often unrelated to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market for our common stock shortly following the listing of our common stock on the Nasdaq Capital Market as a result of the supply and demand forces described above. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and harm our business, results of operations and financial condition.

Future sales of common stock by our Registered Stockholders could cause our share price to decline.

We currently expect our common stock to be listed and traded on the Nasdaq Capital Market. Prior to listing on the Nasdaq Capital Market, there has been no public market for our common stock and there has been no history of trading in our common stock in any markets. Moreover, consistent with Regulation M and other federal securities laws applicable to our listing, we have not consulted with Registered Stockholders (who represent all of our existing stockholders) regarding their desire or plans to sell shares in the public market following the listing or discussed with potential investors their intentions to buy our common stock in the open market. While our common stock may be sold after our listing on the Nasdaq Capital Market by the Registered Stockholders pursuant to this prospectus, unlike an underwritten initial public offering, there can be no assurance that any Registered Stockholders will sell any of their shares of common stock and there may initially be a lack of supply of, or demand for, our common stock on the Nasdaq Capital Market. Conversely, there can be no assurance that the Registered Stockholders will not sell all of their shares of common stock, resulting in an oversupply of our common stock on the Nasdaq Capital Market. In the case of a lack of supply of our common stock, the trading price of our common stock may rise to an unsustainable level. Further, institutional investors may be discouraged from purchasing our common stock if they are unable to purchase a block of our common stock in the open market due to a potential unwillingness of the Registered Stockholders to sell a sufficient amount of common stock at the price offered by such institutional investors and the greater influence individual investors have in setting the trading price. If institutional investors are unable to purchase our common stock, the market for our common stock may be more volatile without the influence of long-term institutional investors holding significant amounts of our common stock. In the case of a lack of market demand for our common stock, the trading price of our common stock could decline significantly and rapidly after our listing. Therefore, an active, liquid and orderly trading market for our common stock may not initially develop or be sustained, which could significantly depress the public price of our common stock and/or result in significant volatility, which could affect your ability to sell your shares of common stock. Furthermore, the potential for these risks to occur may be heightened as a result of us only having 5,849,746 shares of common stock outstanding as of the date of this prospectus.

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None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions on transfer. Following our listing, sales of substantial amounts of our common stock in the public markets or the perception that sales might occur, could cause the market price of our common stock to decline.

In addition to the supply and demand and volatility factors discussed above, sales of a substantial number of shares of our common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur in large quantities, could cause the market price of our common stock to decline.

We currently have 5,849,746 shares of common stock outstanding, all of which will be subject to resale limitations under Rule 144 under the Securities Act. We have registered 1,516,286 of these shares for resale by Registered Stockholders pursuant to this prospectus. Moreover, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months, including certain of the shares of common stock covered by this prospectus to the extent not sold hereunder, will be entitled to sell their shares of our common stock subject to volume limitations under Rule 144 under the Securities Act.

None of our stockholders are subject to any contractual lock-up or other contractual restriction on the transfer or sale of their shares.

Further, we currently have 47,406,651 shares reserved for issuance upon the redemption of the OP units and an aggregate of 225,100 shares are reserved for the exercise of options and awards that may be granted pursuant to our equity incentive plan. We intend to file one or more registration statements under the Securities Act to register the shares reserved for issuance under our equity incentive plan and, as a result, any shares of common stock that could be acquired upon vesting or exercise of any awards that we may grant under our equity incentive plan would also be freely tradeable under the Securities Act, unless acquired by our affiliates.

We also may issue our capital stock or securities convertible into our capital stock from time to time in connection with a financing, acquisition, investments, or otherwise, but we will not conduct any such issuance during any period in which this registration statement is effective. Any such issuance could result in substantial dilution to our Registered Stockholders and cause the public price of our common stock to decline.

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield.

One of the factors that will influence the trading prices of our common stock will be the dividend yield on the common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could adversely affect the per share trading price of our common stock.

As of the date of this prospectus, we have 5,849,746 outstanding shares of our common stock, consisting of 5,824,846 shares issued in exchange for OP Units that were issued in the formation transactions and 24,900 shares granted to employees of the Company and its affiliates under our equity incentive plan. A total of 961,525 of the outstanding shares are held by our directors, executive officers and their affiliates. All of these shares are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be publicly sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144.

We are registering for resale 1,516,286 of the outstanding shares of our common stock held by the Registered Stockholders under this prospectus. None of Registered Stockholders are directors, executive officers and affiliates of the Company. The shares held by the Registered Stockholders will be freely sold after the effectiveness of the registration statement of which this prospectus is a part. We intend to maintain the effectiveness of the registration statement for a period of six months after the effective date of this registration statement.

Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, subject to volume limitation under Rule 144 under the Securities Act.

The Operating Partnership has 53,237,077 outstanding OP units, consisting of 5,830,426 OP units held by us, 45,861,434 issued in the formation transactions which are held by beneficial owners of the Predecessor Company and their transferees and 1,545,217 OP units issued to the sellers and broker of certain properties acquired by our Operating Partnership in August 2021. A total of 39,202,324 of the outstanding OP units are held by our directors, executive officers and their affiliates. All of these OP units are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be publicly sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144.

Commencing on June 8, 2022, the 45,861,434 outstanding OP Units that are held by beneficial owners of the Predecessor Company and their transferees may redeem these OP Units, for cash, or at our option, for shares of our common stock, on a one-for-one basis, unless we agree to allow them to redeem the OP units prior to June 8, 2022.

Commencing on August 25, 2022, the 1,545,217 OP units issued to the sellers and the broker of the properties acquired by the Operating Partnership may redeem these OP Units, for cash, or at our option, for shares of our common stock, on a one-for-one basis, unless we agree to allow them to redeem the OP units prior to August 25, 2022. Moishe Gubin, our Chairman and Chief Executive Officer, agreed to purchase the OP units issued to the sellers either at cost or fair market value (whichever is higher) 12 months after the closing at the option of the sellers.

Under the partnership agreement for our Operating Partnership, we have agreed to register any shares issued to the holders of the OP units that were issued in the formation transactions once we become eligible to file a registration statement on Form S-3. We expect to be eligible to file a Form S-3 for purposes of registering the resale of shares of our common stock one year that the effective date of the registration statement of which this prospectus is a part.

When shares of our common stock become eligible for resale under Rule 144 or a registration statement on Form S-3, such resales, or the perception of such resales, could depress the market price for common stock. See “Shares Eligible for Future Sale.”

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus are “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. This prospectus also contains forward-looking statements by third parties relating to market and industry data and forecasts; forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements contained in this prospectus. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future financial condition, results of operations, FFO, our strategic plans and objectives, cost management, potential property acquisitions, anticipated capital expenditures (and access to capital), amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and other similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and/or could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

● risks and uncertainties related to the national, state and local economies, particularly the economies of Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas, and the real estate and healthcare industries in general;

● availability and terms of capital and financing;

● the impact of existing and future healthcare reform legislation on our tenants, borrowers and guarantors;

● adverse trends in the healthcare industry, including, but not limited to, changes relating to reimbursements available to our tenants by government or private payors;

● competition in long-term healthcare industry and shifts in the perception of various types of long-term care facilities, including skilled nursing facilities;

● the impact of COVID-19 on our business and the business of our tenants and operators, including without limitation, the extent and duration of the COVID-19 pandemic, increased costs and decreased occupancy levels experienced by operators of skilled nursing facilities, and the extent to which continued government support may be available to operators to offset such costs and the conditions related thereto;

● our tenants’ ability to make rent payments;

● our dependence upon key personnel whose continued service is not guaranteed;

● availability of appropriate acquisition opportunities and the failure to integrate successfully;

● ability to source target-marketed deal flow;

● ability to dispose of assets held for sale for the anticipated proceeds or on a timely basis, or to deploy the proceeds therefrom on favorable terms;

● fluctuations in mortgage and interest rates;

● changes in the ratings of our debt securities;

● risks and uncertainties associated with property ownership and development;

● the potential need to fund improvements or other capital expenditures out of operating cash flow;

● potential liability for uninsured losses and environmental liabilities;

● the outcome of pending or future legal proceedings;

● changes in tax laws and regulations affecting REITs;

● our ability to maintain our qualification as a REIT; and

● the effect of other factors affecting our business or the businesses of our operators that are beyond our or their control, including natural disasters, other health crises or pandemics and governmental action; particularly in the healthcare industry.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. You should carefully read the section entitled “Risk Factors” in this prospectus. New risks and uncertainties may also emerge from time to time that could materially and adversely affect us.

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DISTRIBUTION POLICY

We are currently taxable as a corporation under Subchapter C of the Code. We intend to elect and qualify to be treated as a REIT commencing with the 2022 calendar year.

We intend to pay dividends in 2022 and thereafter in an amount that is sufficient to comply with the distribution requirements applicable to REITs.

U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see “Material Federal Income Tax Considerations.”

To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, commencing in 2022, we generally intend to make regular quarterly distributions to holders of our common stock, beginning at such time as our board of directors determines that we have sufficient cash flow to do so, over time in an amount equal to our taxable income. Although we anticipate making quarterly distributions to our stockholders over time, our board of directors has the sole discretion to determine the timing, form (including cash and shares of our common stock at the election of each of our stockholders) and amount of any distributions to our stockholders. Although not currently anticipated, in the event that our board of directors determines to make distributions in excess of the income or cash flow generated from our portfolio of assets, we may make such distributions from the proceeds of future offerings of equity or debt securities or other forms of debt financing or the sale of assets.

If we elect to pay a taxable stock distribution, our stockholders would be sent a form that would allow each stockholder to elect to receive its proportionate share of such distribution in all cash or in all stock and the distribution will be made in accordance with such elections, provided that if the stockholders’ elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to stockholders who elected to receive cash will be prorated and the excess of each such stockholder’s entitlement in the distribution, less such prorated cash payment, would be paid to such stockholder in shares of our common stock. In order to pay dividends in the form of stock, we would need to register the shares to be issued under the Securities Act, unless an exemption from the registration requirements is available. We have no current plans to file a registration statement for this purpose, although the board may elect to do so in the future.

During 2022, we will also need to distribute any accumulated earnings and profits that we may have as of January 1, 2022 because newly qualified REITs are required to distribute any non-REIT earning and profits during their first taxable year as a REIT.

To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to fund distributions from working capital, sell assets or borrow funds to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. See “Material Federal Income Tax Considerations—Distribution Requirements.”

Our charter allows us to issue preferred stock that could have a preference over our common stock with respect to distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and other factors described below. We cannot assure you that our distributions will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions that we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements, capital expenditures and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including our revenue, operating expenses, interest expense and unanticipated expenditures.

As discussed in “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Planned Refinancing of Series B Bonds”, we are required to make a balloon payment of $90.3 million in March 2022 with respect to our Series B Bonds. The Company is planning to refinance the Series B Bonds during 2022 through the establishment of a new credit facility with a commercial bank, the issuance of additional Series C Bonds or issuance of a new series of bonds. Assuming that the Company completes the refinancing, the Company expects its cash flow from operations will be sufficient to make all required payments on its indebtedness and to make any required principal required distributions to shareholders in order to qualify and maintain its status as a REIT.

For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.”

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CAPITALIZATION

The following table sets forth the capitalization of the Company as of September 30, 2021. You should read this table in conjunction with “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited consolidated financial statements and related notes and the consolidated financial statements and related notes of the Company appearing elsewhere in this prospectus.

As of September 30, 2021 (Unaudited) (amounts in $000s)
Cash and cash equivalents	$13,059
Debt:
Senior Debt	$310,057
Series A Bonds, Series B Bonds, and Series C Bonds net	185,039
Loans From others	1,353

Equity:
Common stock (1)
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 5,844,166 shares issued and outstanding	-
Preferred stock
Preferred stock, par value $0.0001 per share; 100,000,000 shares authorized; no shares issued and outstanding	-
Other comprehensive loss	(2,657)
Paid-in capital	5,415
Retained earnings	646
Noncontrolling interest	43,715
Total equity	$47,119
Total capitalization	$543,568

(1) Includes 5,824,846 shares of common stock issued to the beneficial owners of the Predecessor Company and their transferees in connection with our formation transactions and 19,320 shares granted to employees of the Company and its affiliates under our equity incentive plan. Does not include (a) 230,680 shares of our common stock available for future issuance under our equity incentive plan, and (b) 47,406,651 shares of common stock that may be issued, at our option, upon redemption of outstanding OP units.

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USE OF PROCEEDS

The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus. To the extent any Registered Stockholder chooses to sell its shares of common stock covered by this prospectus, we will not receive any proceeds from any such sales of our common stock. See “Registered Stockholders.”

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SELECTED FINANCIAL DATA

The following table sets forth selected financial and other data of the Company and the Predecessor Company.

The Company’s unaudited selected consolidated financial and operating data as of September 30, 2021 and for the nine months ended September 30, 2021, reflects the completion of the formation transactions that occurred on June 8, 2021. The Predecessor Company’s consolidated financial and operating data as of September 30, 2020 and for the nine months ended September 30, 2020, and as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and 2019, reflect the historical financial conditions and results of the Predecessor Company. The financial information is not necessarily indicative of what our actual financial position and results of operations would have been if the formation transactions had occurred at the beginning of the periods indicated, nor does it purport to represent our future financial position or results of operations.

Since the information presented below is only a summary and does not provide all of the information contained in the consolidated financial statements of the Company and the Predecessor Company, including the related notes, you should read the following in conjunction with the information contained in the consolidated financial statements and unaudited consolidated financial statements of Strawberry Fields REIT, Inc. and Strawberry Fields REIT, LLC and related notes thereto appearing elsewhere in this prospectus.

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	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2020	2019
	Company	Predecessor Company	Predecessor Company
	(Unaudited)	(Unaudited)
	(Amounts in $000s)

Statement of Operations Data:
Rental revenues	$64,051	$63,553	$84,091	$81,258
Expenses
Depreciation	$17,855	$17,746	$23,612	$23,193
Amortization	2,271	2,272	3,029	4,303
General and administrative expenses	4,674	2,827	4,367	4,461
Property taxes	7,892	8,134	10,046	10,034
Facility rent expenses	603	218	297	531
Provision for doubtful accounts	93	2,801	3,203	7,226
Total expenses	$33,388	$33,998	$44,554	$49,748

Income from operations	$30,663	$29,555	$39,537	$31,510
Interest expense, net	$(15,479)	$(17,901)	$(25,535)	$(28,065)
Other finance related expenses	(1,521)	(1,596)	(2,228)	(2,064)
Total interest expense	$(17,000)	$(19,497)	$(27,763)	$(30,129)
Gain from sale of real estate investments	3,842	-	-	2,892
Gain from bond retirement	-	803	803	83
Other income (expenses)	-	250	(689)	250
Total other income (expenses), net	$3,842	$1,053	$114	$3,225

Net income	$17,505	$11,111	$11,888	$4,606

Net income attributable to noncontrolling interest	(5,072)	-	-	-
Net income attributable to predecessor	(11,787)	-	-	-
Net income attributable to common stockholders	646	-	-	-
Gain (loss) gain due to foreign currency translation and derivatives	$257	$(795)	$(9,349)	$(13,542)
Comprehensive income attributable to predecessor	(2,837)	-	-	-
Comprehensive loss attributable to noncontrolling interest	2,289	-	-	-
Comprehensive income (loss)	355	10,316	2,539	(8,936)

Other Data:
FFO(1)	$33,789	$30,326	$37,726	$29,127
FFO, as Adjusted(1)	$32,065	$30,132	$38,844	$30,916
EBITDA(2)	$54,631	$50,626	$66,292	$62,231
Adjusted EBITDA(2)	$49,065	$49,629	$66,607	$61,045

Basic and diluted net income per common share	$0.11	$-	$-	$-

Balance Sheet Data: (As of End of Period)
Real estate investments	$469,255	407,862	$406,123	$421,171
Cash and cash equivalents	$13,059	19,026	$17,811	$7,650
Total assets	$565,702	531,155	$523,682	$539,985
Total debt	$496,449	494,549	$486,466	$532,333
Total liabilities	$518,583	514,137	$510,262	$557,066
Total equity (deficit)	$3,404	17,018	$13,420	$(17,081)
Non-controlling interest	$43,715	$-	$-	$-

(1) Funds from Operations, or FFO, is a supplemental measure of our performance. We present FFO calculated in accordance with the current National Association of Real Estate Investment Trusts, or NAREIT, definition. In addition, we present FFO, as Adjusted for certain other adjustments that we believe enhance the comparability of our FFO across periods and to the FFO reported by publicly traded REITs. FFO and FFO, as Adjusted are supplemental performance measures that are commonly used in the real estate industry to assist investors and analysts in comparing results of companies that invest in real estate. FFO is generally defined by NAREIT as net income, calculated in accordance with GAAP, excluding gains from sales of real estate, gain from bond retirement and adding back real estate depreciation and amortization. We present FFO because we consider it an important supplemental measure of our operating performance, and we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies that invest in real estate, many of which present FFO when reporting results.2

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We adjust FFO to present FFO, as Adjusted as an alternative measure of our operating performance, which, when applicable, excludes the impact of straight-line rent, above-/below-market leases, non-cash compensation and/or certain non-recurring items. For the year ended December 31, 2020, and 2019, we excluded as a non-recurring items the $2,109,000 and $5,820,000, respectively in provision for doubtful accounts the Predecessor Company recorded with respect to a mortgage loan the Predecessor Company had purchased with the intention of acquiring five properties subject to the mortgage loan. The proposed acquisition was cancelled due to the loss of the licenses for the properties. See “Note 2. Concentration of Credit Risk” to our consolidated financial statements for the year ended December 31, 2020. In future periods, we may also exclude other items from FFO, as Adjusted that we believe may help investors compare our results

FFO and FFO, as Adjusted are presented as supplemental financial measures and do not fully represent our operating performance. Some REITs may use different methodologies for calculating FFO and FFO, as Adjusted or use other definitions of FFO and FFO, as Adjusted and, accordingly, our presentation of these measures may not be comparable to those presented by some REITs. Neither FFO nor FFO, as Adjusted is intended to be a measure of cash flow or liquidity. Please refer to our consolidated financial statements, prepared in accordance with GAAP for purposes of evaluating our financial condition, results of operations and cash flows.

The following table sets forth a reconciliation of the Company and the Predecessor Company’s net income to FFO and FFO, as Adjusted, for the nine month periods ended September 30, 2021 and 2020, and the years ended December 31, 2020 and 2019:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2020	2019
	Company	Predecessor Company	Predecessor Company
	(Unaudited)	(Unaudited)
	(Amounts in $000s)

Net income	$17,505	11,111	$11,888	$4,606
Depreciation and amortization	20,126	20,018	26,641	27,496
Gain from sale of real estate investments	(3,842)	-	-	(2,892)
Gain from bond retirement	-	(803)	(803)	(83)
Funds from Operations (FFO)	$33,789	30,326	$37,726	$29,127

Adjustments to FFO:
Straight-line rent receivable	$(1,724)	(2,178)	$(991)	$(4,031)
Provision for doubtful accounts	-	1,984	2,109	5,820
Funds from Operations, as Adjusted	$32,065	30,132	$38,844	$30,916

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(2) EBITDA is calculated as the sum of net income before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA as adjusted for (i) acquisition-related costs, (ii) non-cash compensation and (iii) other one-time non-cash charges and items.

Given the nature of our business as a real estate owner and lessor, we believe that the use of EBITDA and Adjusted EBITDA in various financial ratios is helpful to investors as a measure of our operational performance because EBITDA and Adjusted EBITDA exclude various items that do not relate to or are not indicative of our operating performance such as gains from sales of real estate and depreciation and amortization on real estate assets and gain from bond retirement. Accordingly, we believe that the use of EBITDA and Adjusted EBITDA in various ratios provides a meaningful performance measure, but should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance and are not alternatives to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. In addition, our computation of EBITDA and Adjusted EBITDA may differ in certain respects from the methodology utilized by some REITs to calculate EBITDA and Adjusted EBITDA and, therefore, may not be comparable to the measures presented by such REITs. Investors are cautioned that items excluded from EBITDA and Adjusted EBITDA are significant components in understanding and addressing our financial performance.

The following table presents a reconciliation of net income to the Company and the Predecessor Company’s EBITDA and Adjusted EBITDA for the nine month periods ended September 30, 2021 and 2020 and the years ended December 31, 2020 and 2019:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2021	2020	2020	2019
	Company	Predecessor Company	Predecessor Company
	(Amounts in $000s)

Net income	$17,505	$11,111	$11,888	$4,606
Depreciation and amortization	20,126	20,018	26,641	27,496
Interest expense	17,000	19,497	27,763	30,129
EBITDA	$54,631	$50,626	$66,292	$62,231
Straight-line rent receivable	(1,724)	(2,178)	(991)	(4,031)
Gain from sale of real estate investments	(3,842)	-	-	(2,892)
Gain from bond retirement	-	(803)	(803)	(83)
Provision for doubtful accounts	-	1,984	2,109	5,820
Adjusted EBITDA	$49,065	$49,629	$66,607	$61,045

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations and financial condition in conjunction with the unaudited consolidated financial statements and notes thereto of the Company and the Predecessor Company as of September 30, 2021 and for nine months ended September 30, 2021 and 2020 and the audited consolidated financial statements and related notes thereto of the Predecessor Company as of December 31, 2020 and 2019 and for each of the years in the three-year period ended December 31, 2020, included elsewhere in this prospectus, as well as “Risk Factors,” “Summary Financial Data,” and “Business and Properties” included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this prospectus entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

References in this section to the “Company” refers to Strawberry Fields REIT, Inc., a Maryland corporation, and its subsidiaries. Unless the context otherwise requires or indicates, this prospectus reflects the completion of the formation transactions that occurred on June 8, 2021, as described under the caption “Business and Properties – Structure and Formation of Our Company,” including the Company’s acquisition of all of the assets of the Company’s predecessor Strawberry Fields REIT, LLC, which we refer to as the Predecessor Company. The term “BVI Company” refers to Strawberry Fields REIT, Ltd., which was a wholly-owned subsidiary of the Predecessor Company prior to June 8, 2021 and became a wholly-owned subsidiary of the Company on that date. References in this section to “we,” “our,” and “us” refer to the Company and, with respect to periods prior to June 8, 2021, the Predecessor Company and its subsidiaries.

Our Company

We are a self-managed and self-administered company that specializes in the acquisition, ownership and triple-net leasing of skilled nursing facilities and other post-acute healthcare properties. As of the date of this prospectus, our portfolio consisted of 79 healthcare properties with an aggregate of 10,426 licensed beds. We hold fee title to 78 of these properties, and hold one property under a long-term lease. These properties are located across Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas. Our 79 properties comprise 85 healthcare facilities, consisting of the following:

●	74 stand-alone skilled nursing facilities;
●	four dual-purpose facilities used as both skilled nursing facilities and long-term acute care hospitals; and
●	three assisted living facilities.

We generate substantially all of our revenues by leasing our properties to tenants under long-term leases on a triple-net basis, under which the tenant pays the cost of real estate taxes, insurance and other operating costs of the facility. Each healthcare facility located at our properties is managed by a qualified operator with an experienced management team.

We are entitled to monthly rent paid by the tenants and we do not receive any income or bear any expenses from the operation of such facilities. As of the date of this prospectus, the aggregate annualized average base rent under the leases for our properties is approximately $82.8 million.

Since our Predecessor Company was formed, we have demonstrated consistent growth through acquisitions, having purchased 51 properties since January 2015, with an aggregate purchase price of approximately $385.9 million. Our aggregate annualized average base rent has grown at an approximate 22.4% CAGR from $25.9 million at December 31, 2015 to $82.8 million as of the date of this prospectus. During that period, we expanded our geographic footprint from six states to nine states.

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We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2022. Additionally, we are organized in an UPREIT structure in which we own substantially all of our assets and conduct substantially all of our business through the Operating Partnership. We are the general partner of the Operating Partnership and, as the date of this prospectus, we own approximately 11.0% of the outstanding OP units.

As of the date of this prospectus, we lease 55 of our facilities to tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company, and six additional facilities to affiliates of Steven Blisko, the brother of Michael Blisko. As of the data of this prospectus, approximately 79.8% of our annualized base rent is received from such related-party tenants. The failure of these tenants to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations. As a result, a substantial portion of our rental income is received from related parties. Rental income from these parties represented 78.6% and 79.4% of all rental income for the period ended September 30, 2021, and the year ended December 31, 2020, respectively. See “Certain Relationships and Related Party Transactions.”

For the month ended June 30, 2021, the overall payor mix for the operating entities that lease our properties was approximately 15.0% Medicare, 73.4% Medicaid, 7.3% commercial payors and 4.3% other payors.

Formation Transactions

On June 8, 2021, pursuant to a contribution agreement among the Company, the Predecessor Company and the Operating Partnership, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, our Operating Partnership issued an aggregate of 51,686,280 OP units to the Predecessor Company. The Predecessor Company distributed these OP units to its members, and certain of these members transferred their OP units to their beneficial owners and other transferees. We subsequently exchanged 5,824,846 of these OP units for 5,824,846 shares of our common stock.

The assets that were contributed to the Operating Partnership by the Predecessor Company included all of the shares of the BVI Company, all of the membership interests in three property-owning limited liability companies owned directly by the Predecessor Company and all of the membership interests in SFMS. The BVI Company continues to own, through wholly-owned subsidiaries, all of our 78 properties and to hold, through wholly-owned subsidiaries, one lease for an additional property.

The contribution agreement was not negotiated on an arms’ length basis and may not be as favorable to us as an agreement negotiated on an arms’ length basis. We did not obtain independent third-party appraisals of the assets owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuation or fairness opinion. Accordingly, the value of the OP units that we issued as consideration for the assets of the Predecessor Company in the formation transactions may have exceeded their aggregate fair market value.

In connection with the formation transactions, the Company also issued 19,320 shares of the Company’s common stock to the employees of the Company and its affiliates.

As a result of the completion of the formation transactions and the other transactions described above, we became the owner of approximately 11.3% of the outstanding OP units, which was reduced to 11.0% of the OP units following the issuance of additional OP units in connection with the Operating Partnership’s acquisition of additional properties in Tennessee and Kentucky in August 2021 and the issuance of additional shares of the Company’s common stock to the employees of the Company and its affiliates under the employee bonus plan. See “Structure and Formation of Our Company—Formation Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions.”

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Recent Developments

COVID-19 Pandemic

As of the date of this prospectus, the pandemic caused by the coronavirus known as COVID-19 has not had a material adverse effect on the Company’s financial performance, results of operations, liquidity or access to financing. However, the Company’s operations and financial performance are dependent on the ability of its tenants to meet their lease obligations to the Company.

To the Company’s knowledge and based on information provided to the Company by its tenants, the principal financial effects of the pandemic on the Company’s tenants have been to increase their payroll expenses, to require additional purchases of personal protective equipment, and to decrease occupancy at their facilities. The Company believes that the decline in occupancy was primarily due to declining referrals as a result of hospitals postponing elective surgeries as well as patients’ concerns regarding the risk of infection from COVID-19.

The following table reflects the changes in occupancy at the SNFs operated by related party tenants on the first date of each month from March 1, 2020, through November 1, 2021. Occupancy at these SNFs was not affected due to COVID-19 until after March 1, 2020. The Company is aware that unrelated tenants experienced similar changes through August 2021, which is the most recent information available to the Company for occupancy of unrelated tenants.

	Total Residents	Occupancy Percentage (%)	Change from 3/1/2020

March 1, 2020	4,944	73.4%
April 1, 2020	4,716	70.1%	-4.61%
May1, 2020	4,423	65.7%	-10.54%
June 1, 2020	4,315	64.1%	-12.72%
July 1, 2020	4,325	64.2%	-12.52%
Aug. 1, 2020	4,350	64.6%	-12.01%
Sept. 1, 2020	4,291	63.7%	-13.21%
Oct. 1, 2020	4,387	65.2%	-11.27%
Nov. 1, 2020	4,442	66.0%	-10.15%
Dec. 1, 2020	4,403	65.4%	-10.94%
Jan. 1, 2021	4,358	64.7%	-11.85%
Feb. 1, 2021	4,291	63.7%	-13.21%
March 1, 2021	4,300	63.9%	-13.03%
April 1, 2021	4,330	64.3%	-12.42%
May 1, 2021	4,427	65.8%	-10.46%
June 1, 2021	4,474	66.5%	-9.51%
July 1, 2021	4,494	66.8%	-9.10%
Aug. 1, 2021	4,561	67.8%	-7.75%
Sept. 1, 2021	4,535	67.4%	-8.27%
Oct. 1, 2021	4,564	67.8%	-7.69%
Nov. 1, 2021	4,604	68.4%	-6.88%
Dec. 1, 2021	4,642	68.9%	-6.11%
Jan. 1, 2022	4,645	69.0%	-6.05%

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Between March 1, 2020, and September 1, 2020, occupancy at the SNFs operated by related party tenants decreased from 73.4% on March 1, 2020, to 63.7% on September 1, 2020, or approximately 13%. Since that time, occupancy has varied between a low of 63.7% on September 1, 2020 and on February 1, 2021 to a high of 69.0% on January1, 2022. Occupancy has steadily increased since April 2021 due to the widespread availability of vaccines for COVID-19, so that the occupancy as of January 1, 2022 was only 6.05% below the level at March 1, 2020. To the Company’s knowledge, the emergence of the delta variant in the summer of 2021 has not resulted in any reduction in occupancy at the Company’s facilities.

As a result of the COVID-19 pandemic, our tenants have received financial support under several government programs. These programs consisted of forgivable loans under Paycheck Protection Program, grants to operators under the Coronavirus Aid, Relief and Economic Security (CARES) Act in an amount equal to 2% of their historical annual revenues, the waiver of the three day hospital stay required by Medicare, accelerated payments under Medicare, and increased funding for Medicaid patients by some state governments.

The Company’s management does not expect that the discontinuation of these government programs will have a material adverse effect on the tenants’ ability to pay rent for four reasons. First, the Company’s management believes that most nursing home residents in the United States have received vaccines for COVID-19, which have been highly effective in preventing cases of COVID-19. Second, occupancy significantly increased between April 2021 and the beginning of November 2021. Third, the source of the tenants’ revenues has partially shifted from Medicaid to Medicare because more patients have become eligible for Medicare due to changes in the eligibility criteria. The tenants receive larger payments from Medicare than Medicaid. Fourth, most of the Company’s tenants have the ability to maintain profitability notwithstanding the decrease in revenues because approximately 85% to 90% of their operating costs are variable items (such as labor costs, food, drugs and supplies, including personal protection equipment and cleaning supplies) that can be reduced when occupancy decreases.

To the Company’s knowledge, its tenants are complying with all applicable governmental requirements and guidelines for addressing the risks posed by COVID-19. Although there have been a limited number of confirmed cases of COVID-19 at the facilities operated by the Company’s tenants, to its knowledge, these cases have not had a material impact on any of the operators or resulted in any claims against any of the operators.

As a landlord, the Company does control the operations of its tenants, including related party tenants, and is not able to cause its tenants to take any specific actions to address trends in occupancy at the facilities operated by its tenants, other than to monitor occupancy and income of its tenants, discuss trends in occupancy with tenants and possible responses, and, in the event of a default, to exercise its rights as a landlord. However, Moishe Gubin, our Chairman and Chief Executive Officer, and Michael Blisko, one of our directors, as the controlling members of 55 of our tenants and related operators, have the ability to obtain information regarding these tenants and related operators and cause the tenants and operators to take actions, including with respect to occupancy. Messrs. Gubin and Blisko are subject to potential conflicts of interest due to their ownership of these tenants and their duties as directors of the Company. As a result of these conflicts, actions by the Company with respect to these related party tenants would be directed by the audit committee of our board of directors, comprised of independent directors, under our conflicts of interest policies. See “Policies with respect to Certain Activities and Transactions—Conflict of Interest Policies.”

As of the date of this prospectus, none of the Company’s tenants are delinquent on the payment of rent, and none of them have requested the Company to amend the terms of their leases to reduce current or future lease payments. Nevertheless, if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company’s tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to us. “Risk Factors- A pandemic, epidemic or outbreak of an infectious disease in the United States, such as the recent outbreak of the coronavirus known as COVID-19, could adversely affect the operating results and financial condition of the operators of our facilities, which in turn could undermine their ability to meet their lease obligations to us.”

Acquisitions

On January 10, 2019, we acquired two properties located in Western Illinois, for an aggregate purchase price of $5.9 million. These properties each contained a skilled nursing facility. The two facilities have a total of 361 licensed beds and approximately 95,490 square feet. Prior to the date of acquisition, the two properties were leased by subsidiaries of the Predecessor Company, which subleased them to sub-tenants that are entities controlled by a related party. These properties are included under the Central Illinois 1 master lease.

On February 23, 2019, we acquired three properties located in Kentucky for a purchase price of $21.3 million, which we paid through the assumption of debt. These properties each contain a skilled nursing facility. The facilities contain an aggregate of 312 licensed beds and approximately 100,725 square feet. Concurrently with the closing of the acquisition, we leased these properties to third-party operators, which will operate and manage the properties for 10 years in exchange of annual base rent of $2.7 million. The lease includes an annual increase of approximately 3% in the rent and two extension options of five years each. These properties are included under the Kentucky 2 master lease.

On March 27, 2019, we acquired a property located in Arkansas for a purchase price of $6.9 million, which we funded through a $5.2 million mortgage loan and existing working capital. This property contains a skilled nursing facility with aggregate of 120 licensed beds and approximately 45,771 square feet. Concurrently with the closing of the acquisition, we leased the property to entities controlled by Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, which will operate and manage the property. The lease has an initial term of 10 years, with two extension options of five years each. The initial annualized base rent is $735,000, which is subject to an annual increase of approximately 3%.

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On April 7, 2019, we acquired three properties located in Arkansas for a purchase price of $14.4 million, which we paid through the assumption of debt. Two of these properties contain a skilled nursing facility and the third contains a skilled nursing facility and an assisted living facility. The facilities have an aggregate of 448 licensed beds and approximately 130,429 square feet. Concurrently with the closing of the acquisition, we leased these properties to entities controlled by Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, , which will operate and manage the properties for 10 years in exchange of annual base rent of $2.7 million. The lease provides for annual increases in rent of approximately 3% and includes two extension options of five years each. These properties are included under one of the Arkansas master leases.

On June 27, 2019, we acquired title to a building and the leasehold under a long-term ground lease for a property located in Des Plaines, Illinois, for a purchase price of $15.4 million. This property contains a skilled nursing facility with 231 licensed beds and approximately 70,556 square feet. We leased the facility to a third-party operator, which operates and manages the facility under a five-year lease in exchange of annual base rent of $1.6 million. The lease provides for annual increases in rent of approximately 2% and includes two extension options of five years each. This property is included under the Texas/Oklahoma/Michigan/Illinois master lease.

On November 12, 2019, we acquired one skilled nursing facility located in Muncie, Indiana for an aggregate gross purchase price of $3,150,000, paid in cash. The facility has a total of 72 licensed beds and approximately 22,350 square feet. We previously leased the property under an operating lease and subleased it under the Indiana master lease. The acquisition will not increase the rental income that we receive, but we will save $330,000 in annual rent payments.

On June 2, 2020, we acquired a property located in Kentucky for a purchase price of $4.4 million, which we paid in cash. This property contains a 46,500 square foot facility that has 90 skilled nursing facility beds and 18 ALF/independent living beds. Concurrently with the closing of the acquisition, we leased this property to third-party operators, which will operate and manage the property for 10 years in exchange of annual base rent of $540,000. The lease provides for an annual increase in rent of approximately 3% and two extension options of five years each. This property is included under the Kentucky 1 master lease.

On October 1, 2020, we acquired a property located in Illinois for a purchase price of $4.0 million, which we paid for cash. This property contains 245 skilled nursing facility beds and approximately 104,000 square feet. Concurrently with the closing of the acquisition, we leased this property on a triple net basis to a related party operator, which will operate and manage the property. The lease has an initial term of 10 years with two extension options of five years each. The lease provides for annual base rent of $400,000 in the first year, $450,000 in the second year and annual increases of approximately 2% thereafter. In addition, we gave the operator an option to purchase the property for an option price of $4.6 million during 2020, which will increase by $600,000 in each subsequent year during the term of the option.

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On August 25, 2021, the Company acquired five properties located in Tennessee and one in Kentucky (the “Tennessee/Kentucky Properties”) for an aggregate acquisition cost of $81.0 million, which was paid through the issuance of 1,545,217 OP units valued at $16,997,000 (or $11.00 per OP unit) and a cash payment of $63,990,000. The properties contain skilled nursing facilities of approximately 223,000 square feet and 515 beds. The Company financed part of the cash portion of the purchase price from the net proceeds received by the Company from the sale of Series C Bonds in Israel. Moishe Gubin, the Company’s Chairman and Chief Executive Officer, and the sellers have entered into an agreement, pursuant to which Mr. Gubin has agreed to purchase the OP units issued to the sellers, unless the sellers elect to retain of the OP units. In the event that the sellers do not elect to retain the OP units, then Mr. Gubin will be required to pay to the sellers an amount (less any distributions paid to the sellers) equal to the greater of value of $11.00 per OP unit (which represents the agreed value of the OP units issued to pay a portion of the purchase price for the properties) or the value of the shares of our common stock as of the date of the repurchase. The value of the shares of our common stock would be determined pursuant to the terms of the partnership agreement of the Operating Partnership, which provides that the value is equal to the average of the daily market prices of such shares for the ten consecutive trading days immediately preceding the date of such valuation, or, if the shares are not then traded, the value shall be determined by the Company acting in good faith on the basis of such information as it considers, in its reasonable judgment, to be appropriate.

We have leased the five Tennessee facilities to related parties under a new Tennessee master lease, and the one Kentucky property to an unrelated third party under the existing Landmark master lease. As a result of the lease of these properties, our annual base rent will increase by $8.1 million in the first year, with annual increases of 3% thereafter.

The following table contains information regarding our recent acquisitions, as of the date of this prospectus:

Date Acquired	Number of Properties	State	Annualized Average Base Rent
January 10, 2019	2	Illinois	$-	(1)
February 23, 2019	3	Kentucky	3,115,793
March 27, 2019	1	Arkansas	843,026
April 7, 2019	3	Arkansas	3,147,364
June 27, 2019	1	Illinois	1,615,524
November 12, 2019	1	Indiana	-	(2)
June 2, 2020	1	Kentucky	911,023
October 1, 2020	1	Illinois	478,956
August 25, 2021	6	Tennessee/ Kentucky	9,284,243
Total	19		$19,395,929

(1) Prior to the acquisition of these facilities, the Predecessor Company was the tenant of each property and had subleased the property to tenant/operators. The acquisition of these properties did not increase the rental income received by the Company from these properties, but did eliminate the rental payments of $554,000 previously paid by the Company.

(2) Prior to the acquisition of this facility, the Predecessor Company was the tenant of the property and had subleased the property to tenant/operators. The acquisition of this property did not increase the rental income received by the Company from this property, but did eliminate the rental payments of $330,000 previously paid by the Company.

Disposition

On February 11, 2021, we sold five properties located in southern Illinois that housed skilled nursing facilities to a group of unrelated third parties for an aggregate price of $26.1 million. The leases for these properties provided for annualized base rent of $3.5 million. We elected to sell these properties because the offered price was attractive and the sale reduced our concentration in this market. We recognized a gain of $3.8 million as a result of these sales.

Acquisition Opportunities

We currently have several acquisition opportunities in various stages of negotiation and due diligence. These opportunities could have aggregate transaction value of more than $400 million, and involve investments in SNFs and ALFs in three different states. Although we continue to negotiate the terms of these significant investment opportunities, we have not reached binding agreement or understanding with respect to any of them. However, it is possible that we could reach agreement before the end of this year on one or more of such investments. We believe that our management team’s extensive network of relationships with market participants will continue to provide us with access to attractive acquisition opportunities.

We cannot assure you that we will acquire any particular properties because the acquisition of any property is subject to a number of factors, including the negotiation and execution of definitive purchase and sale agreements, our completion of satisfactory due diligence with respect to the property and satisfaction of customary closing conditions, including the receipt of third-party consents and approvals.

Other Recent Developments

In April 2021, tenants for 13 of our properties located in Arkansas agreed to assign their leases to a group of unaffiliated third parties. The current tenants are related parties of the Company. The facilities located on these properties consist of 12 SNFs and 2 ALFs, with one property housing both a SNF and an ALF. There will be no changes to the terms of the existing leases. The assignment of the leases is subject to the approval of the State of Arkansas, which has been requested but not yet received. In connection with the lease assignments, the Company and the proposed tenants have held discussions concerning the possible sale of the properties to the proposed tenants or the grant of an option to purchase the properties for an aggregate price of $90 million. The Company and the proposed tenants have not entered into any agreement with respect to any sale or option. Accordingly, the Company and the proposed tenants may not enter into any such agreement and the terms of any such agreement are subject to further negotiations between the parties. These properties are subject to claims by the prior owners of the properties. These claims are not expected to have any impact on the assignment of the leases, but they may interfere with any sale of the properties. See “Business and Properties - Legal Proceedings.”

For additional information regarding our recently completed and pending acquisitions and dispositions, see “Business and Properties.”

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with generally accepted accounting principles, or GAAP, in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management considers accounting estimates or assumptions critical in either of the following cases:

● the nature of the estimates or assumptions is material because of the levels of subjectivity and judgment needed to account for matters that are highly uncertain and susceptible to change; and

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● the effect of the estimates and assumptions is material to the consolidated financial statements.

Management believes the current assumptions used to make estimates in the preparation of the consolidated financial statements are appropriate and not likely to change in the future. However, actual experience could differ from the assumptions used to make estimates, resulting in changes that could have a material adverse effect on our consolidated results of operations, financial position and/or liquidity. These estimates will be made and evaluated on an on-going basis using information that is available as well as various other assumptions believed to be reasonable under the circumstances.

The following presents information about our critical accounting policies including the material assumptions used to develop significant estimates. Since the Company was recently formed and just completed the formation transactions, certain of these critical accounting policies contain discussion of judgments and estimates that have not yet been required by management but that it believes may be reasonably required of it to make in the future.

Principles of Consolidation

The consolidated financial statements include the accounts of our Operating Partnership and its wholly owned subsidiaries, and all material intercompany transactions and balances are eliminated in consolidation.

From inception, we continually evaluate all of our transactions and investments to determine if they represent variable interests subject to the variable interest entity, or VIE, consolidation model and then determine which business enterprise is the primary beneficiary of its operations. We make judgments about which entities are VIEs based on an assessment of whether (i) the equity investors as a group, if any, do not have a controlling financial interest, or (ii) the equity investment at risk is insufficient to finance that entity’s activities without additional subordinated financial support. We consolidate investments in VIEs when we are determined to be the primary beneficiary. This evaluation is based on our ability to direct and influence the activities of a VIE that most significantly impact that entity’s economic performance.

For investments not subject to the variable interest entity consolidation model, we will evaluate the type of rights held by the limited partner(s) or other member(s), which may preclude consolidation in circumstances in which the sole general partner or managing member would otherwise consolidate the limited partnership. The assessment of limited partners’ or members’ rights and their impact on the presumption of control over a limited partnership or limited liability corporation by the sole general partner or managing member should be made when an investor becomes the sole general partner or managing member and should be reassessed if (i) there is a change to the terms or in the exercisability of the rights of the limited partners or members, (ii) the sole general partner or member increases or decreases its ownership in the limited partnership or corporation, or (iii) there is an increase or decrease in the number of outstanding limited partnership or membership interests.

Our ability to assess correctly our influence or control over an entity at inception of our involvement or on a continuous basis when determining the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. Subsequent evaluations of the primary beneficiary of a VIE may require the use of different assumptions that could lead to identification of a different primary beneficiary, resulting in a different consolidation conclusion than what was determined at inception of the arrangement.

Revenue Recognition, Mortgage Loans and Receivables

Leases of Real Estate Properties

Upon inception of new lease arrangements, including new leases that arise from amendments, we assess the terms and conditions to determine the proper lease classification. A lease arrangement is classified as an operating lease if none of the following criteria are met: (i) transfer of ownership to the lessee, (ii) lessee has a bargain purchase option during or at the end of the lease term, (iii) the lease term is equal to 75% or more of the underlying property’s economic life, or (iv) the future minimum lease payments (excluding executory costs) are equal to 90% or more of the excess estimated fair value of the leased building. If one of the four criteria is met and the minimum lease payments are determined to be reasonably predicable and collectible, the lease arrangement is generally accounted for as a direct financing lease, or DFL. Currently, all of our lease arrangements are classified as operating leases. If the assumptions utilized in the above classification assessments were different, our lease classification for accounting purposes may have been different; thus the timing and amount of our revenue recognized would have been impacted, which may be material to our consolidated financial statements.

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We recognize rental revenue for operating leases on a straight-line basis over the lease term when collectability is reasonably assured and the tenant has taken possession or controls the physical use of a leased asset. For assets acquired subject to leases, we recognize revenue upon acquisition of the asset provided the tenant has taken possession or control of the physical use of the leased asset. If the lease provides for tenant improvements, we determine whether the tenant improvements, for accounting purposes, are owned by the tenant or us. When we are the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical leased asset until the tenant improvements are substantially completed.

When the tenant is the owner of the tenant improvements, any tenant improvement allowance funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. The determination of ownership of the tenant improvements is subject to significant judgment. If our assessment of the owner of the tenant improvements for accounting purposes were different, the timing and amount of our revenue recognized would be impacted.

We monitor the liquidity and creditworthiness of our tenants and operators on a continuous basis to determine the need for an allowance for doubtful accounts, including an allowance for operating lease straight-line rent receivables, for estimated losses resulting from tenant defaults or the inability of tenants to make contractual rent and tenant recovery payments. This evaluation considers industry and economic conditions, property performance, credit enhancements and other factors. For straight-line rent amounts, our assessment is based on income recoverable over the term of the lease. We exercise judgment in establishing allowances and consider payment history and current credit status in developing these estimates. These estimates may differ from actual results, which could be material to our consolidated financial statements. As of December 31, 2020, and September 30, 2021 we have determined that no allowance was necessary to cover the potential loss of rent from our tenants.

Real Estate Investments

We make estimates as part of our allocation of the purchase price of acquisitions (whether an asset acquisition acquired via purchase/leaseback or a business combination via an asset acquired from the current lessor) to the various components of the acquisition based upon the relative fair value of each component for asset acquisitions and at fair value of each component for business combinations. In making estimates of fair values for purposes of allocating purchase prices of acquired real estate, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in-place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in-place leases, including the assessment as to the existence of any above-or below-market in-place leases, our management makes its best estimates based on the evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease-up periods, market conditions and costs to execute similar leases. These assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in-place leases. The values of any identified above-or below-market in-place leases are based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease, or for below-market in-place leases including any bargain renewal option terms. Above-market lease values are recorded as a reduction of rental income over the lease term while below-market lease values are recorded as an increase to rental income over the lease term. The recorded values of in-place lease intangibles are recognized in amortization expense over the initial term of the respective leases.

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We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred.

Asset Impairment

Real estate asset impairment losses are recorded when events or changes in circumstances indicate the asset is impaired and the estimated undiscounted cash flows to be generated by the asset are less than its carrying amount. Management assesses the impairment of properties individually and impairment losses are calculated as the excess of the carrying amount over the fair value of assets to be held and used, and carrying amount over the fair value less cost to sell in instances where management has determined that we will dispose of the property. In determining fair value, we use current appraisals or other third-party opinions of value and other estimates of fair value such as estimated discounted future cash flows.

Factors That May Influence Future Results of Operations

Our revenues are primarily derived from rents we earn pursuant to the lease agreements we enter into with our tenants. Our tenants operate in the healthcare industry, generally providing nursing and medical care to patients. The capacity of our tenants to pay our rents is dependent upon their ability to conduct their operations at profitable levels. We believe that the business environment of the industry segments in which our tenants operate is generally positive for efficient operators. However, our tenants’ operations are subject to economic, regulatory and market conditions that may affect their profitability, which could impact our results of operations. Accordingly, we actively monitor certain key factors, including changes in those factors that we believe may provide early indications of conditions that may affect the level of risk in our lease portfolio.

Key factors that we consider in underwriting prospective tenants and borrowers and in monitoring the performance of existing tenants include, but are not limited to, the following:

● the current, historical and projected cash flow and operating margins of each tenant and at each facility;

● the ratio of our tenants’ operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;

● the quality and experience of the tenant and its management team;

● construction quality, condition, design and projected capital needs of the facility;

● the location of the facility;

● local economic and demographic factors and the competitive landscape of the market;

● the effect of evolving healthcare legislation and other regulations on our tenants’ profitability and liquidity;

● the payor mix of private, Medicare and Medicaid patients at the facility; and

● whether such tenants are related parties.

One of our goals is to reduce our dependence on related party tenants in order to diversify our tenant base. Although we expect to continue to lease properties to related party tenants in markets in which the related party tenants have substantial experience and operations, we intend to lease properties in other markets to unrelated tenants if we are able to identify qualified operators. Additionally, we will consider leasing properties to unrelated parties in markets in which related parties operate if we are able to identify qualified operators that are willing to lease properties on terms that are no less favorable than those available from related parties.

We also actively monitor the credit risk of our tenants. The methods we use to evaluate a tenant’s liquidity and creditworthiness include reviewing certain periodic financial statements, operating data and clinical outcomes data of the tenant. Over the course of a lease, we also have regular meetings with the facility management teams. Through these means we are able to monitor a tenant’s credit quality.

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Certain business factors, in addition to those described above that directly affect our tenants, which in turn will likely materially influence our future results of operations:

● the financial and operational performance of our tenants;

● trends in the cost and availability of capital, including market interest rates, which our prospective tenants may use for their working capital financing;

● reductions in reimbursements from Medicare, state healthcare programs and commercial insurance providers that may reduce our tenants’ profitability and our lease rates; and

● competition from other financing sources.

Discussion of Historical Results of Operations of the Company and the Predecessor Company

Overview

The following comparative discussion of results of operations reflects the results of operations of the Company and the Predecessor Company, and should be read in conjunction with the historical consolidated financial statements of the Company and the Predecessor Company, including the notes thereto, included elsewhere in this prospectus.

Comparison of Operating Results for the Nine Months ended September 30, 2021 and 2020

The following table summarizes the consolidated historical results of operations of the Company and the Predecessor Company for the nine months ended September 30, 2021 and 2020.

	Nine Months Ended
	September 30,		Change	Change
	2021	2020	($)	(%)
	(amounts in $000s)
Income
Rental revenue	$64,051	63,553	498	0.8%

Expenses:
Property taxes	7,892	8,134	(242)	-3.0%
Depreciation and amortization	20,126	20,018	108	0.5%
General and administrative expenses	5,277	3,045	2,232	73.3%
Provision for doubtful accounts	93	2,801	(2,708)	-96.7%
Total operating expenses	33,388	33,998	(610)	-1.8%
Total interest expense	17,000	19,497	(2,497)	-12.8%
Other income	3,842	1,053	2,789	264.9%
Net income	$17,505	11,111	6,394	57.5%
Net income attributable to noncontrolling interest	(5,072)	-	-	-
Net income attributable to predecessor	(11,787)	-	-	-
Net income attributable to common stockholders	646	-	-	-
Other comprehensive income	$257	(795)	1,0523	-132.3%
Comprehensive income attributable to predecessor	(2,837)	-	-	-
Comprehensive loss attributable to noncontrolling interest	2,289	-	-	-
Comprehensive income	$355	10,316	(9,961)	-96.6%

Rental income

Rental income includes rent earned from tenants on a straight-line basis over the terms of the related leases. The $0.5 million increase in rental income during the first nine months of 2021 arose primarily from the acquisition of the 6 properties in Tennessee and Kentucky during the third quarter of 2021 that contributed $2.3 million in revenue and the $0.74 million increase in revenue from new properties acquired during 2020. The increase in revenue was offset by the decrease of $0.24 million in property taxes during that period and the closing on the sale of 5 properties in February 2021 that reduced revenue by $2.4 million.

The ability of our tenants to make their required rental payments is contingent on their operating income which in turn is dependent on the level of occupancy at the facilities operated by our tenants. Average occupancy at the facilities has been adversely affected by COVID-19. Average occupancy at facilities operated by affiliates of the Company immediately prior to the widespread outbreak of COVID-19 in March 2020 was approximately 73.4%, which dropped to 64.3% by June 30, 2020 due to the effect of the pandemic. Average occupancy improved to 65.9% during the first six months of 2021 largely as a result of the availability of vaccines, and reached 66.7% by June 30, 2021, and further improved to 68.4% by November 3, 2021. The Company is aware that unrelated tenants experienced similar changes through August 2021, which is the most recent information available to the Company for occupancy of unrelated tenants.

As of the date of this prospectus, none of the Company’s tenants are delinquent on the payment of rent, and none of them have requested the Company to amend the terms of their leases to reduce current or future lease payments. Nevertheless, if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company’s tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to us. “Risk Factors- A pandemic, epidemic or outbreak of an infectious disease in the United States, such as the recent outbreak of the coronavirus known as COVID-19, could adversely affect the operating results and financial condition of the operators of our facilities, which in turn could undermine their ability to meet their lease obligations to us.”

Property operating expenses

Property operating expenses are comprised of real estate taxes, depreciation and amortization, rent and corporate general and administrative expenses, as discussed below.

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Property taxes

Commencing in January 2019, we began to record property taxes paid by our tenants under triple net leases as our expenses. Property taxes are taxes assessed on real estate by local governmental authorities. Property taxes over a base year amount are also generally reimbursed by tenants and are reflected in tenant reimbursements. The 3% decrease of $242,000 during the first nine months of 2021 was attributable to tax refunds we received on certain properties and the sale of five facilities in southern Illinois.

Depreciation and amortization

The depreciation and amortization did not change during the periods.

General and administrative

General and administrative expenses consist of legal, appraisals, management fees, rent and other administrative costs. The 73% increase in the amount of $2,232,000 arose from the following: $471,000 increase in legal expenses related to the direct listing application, $223,000 increase in other expenses related to direct listing, $384,000 increase in rent expenses mainly due to rent payments on the Tennessee Kentucky properties that were leased from July, 2021 through the acquisition date of August 25, $500,000 closing fees related to the acquisition of the Tennessee Kentucky properties, $242,000 in other operating expenses as a result of the acquisition of Strawberry Fields Management Services in September 2020, $90,000 increase in insurance premiums as a result of a credit received during same period in 2020 and $323,000 due to bank services and filling fees.

Provision for doubtful accounts

The provision for doubtful accounts during the first nine months of 2021 and 2020 included a charge of $93,000 and $817,000 arising from the reduction in rent for five properties in southern Illinois that we sold to an unaffiliated third party in February 2021. Due to the postponement of the sale of these properties resulting from delays in obtaining required HUD approvals, the Company agreed to discount the rent under the existing leases to match the new lease terms. In addition, during the same period in 2020 we recognized a $1,984,000 reserve with respect to the remaining balance due as a result of the Texas settlement.

Net interest expense

The decrease in the amount of $2,497,000 in interest expense for the nine months ended September 30, 2021 compared to same period during 2020, was the result of a decrease in the overall amount of indebtedness as a result of scheduled principal payments, and the rate modification we completed during 2020 and 2021 for many of our HUD guaranteed loans.

Net income

For the reasons described above, and as a result of a $3.9 million gain from the sale of the five facilities in Illinois, net income for the first nine months of 2021 was $17.5 million, compared to net income of $11.1 million during the same period in 2020.

Net income attributed to common stockholders

On June 8, 2021, we completed the formation transactions and began to recognize income from that date. The net income attributable to common stockholders for the period from June 8, 2021 to June 30, 2021, was $646,000.

Comparison of Results of Operations for the Years Ended December 31, 2020, 2019 and 2018

The following table summarizes the consolidated historical results of operations of the Predecessor Company for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020	2019	2018
	(amounts in $000s)
Income:
Rental revenue	$84,091	$81,258	$61,621

Expenses:
Property taxes	10,046	10,034	958
Depreciation and amortization	26,641	27,496	24,071
General and administrative expenses	4,664	4,992	3,991
Provision for doubtful accounts	3,203	7,226	3,076
Goodwill impairment	-	-	128
Total expenses	44,554	49,748	32,224
Total interest expense	27,763	30,129	26,915
Other income (expense):
(Loss) gain on derivative and bond retirement	(136)	83	-
Other income (expense)	250	250	(1,324)
Gain from sale of real estate investments	-	2,892	-
Total other income (expense)	114	3,225	(1,324)

Net income	$11,888	$4,606	$1,158
Other comprehensive (loss) income	$(9,349)	(13,542)	7,958
Comprehensive income (loss)	$2,539	(8,936)	9,116

Rental income

Rental income includes rent earned from tenants on a straight-line basis over the terms of the related leases. The increase in rental income during 2020 arose primarily from the acquisition of additional properties. During the period from January 1, 2019 to December 31, 2020, we acquired 13 properties that contributed an additional $2.8 million in revenue during 2020.

The increase in rental income from 2018 to 2019 arose primarily from the acquisition of additional properties. Commencing in January 2019, we included real estate taxes paid by the tenants under triple net leases in our rental income. During 2018, we acquired 11 properties that contributed an additional $5.6 million in revenue during 2019. During 2019, we acquired 11 properties that contributed an additional $6.5 million in revenue during 2019

The ability of our tenants to make their required rental payments is contingent on their operating income which is turn is dependent on the level of occupancy at the facilities operated by our tenants. Average occupancy at the facilities has been adversely affected by COVID-19. Average occupancy was 69.9% during 2018 and 70.4% during 2019, but dropped to 63.7% for 2020 due to the effect of COVID-19.

As of the date of this prospectus, none of the Company’s tenants are delinquent on the payment of rent, and none of them have requested the Company to amend the terms of their leases to reduce current or future lease payments. Nevertheless, if the reduced level of occupancy caused by COVID-19 were to continue for an extended period, or if occupancy were to decrease due to the emergence of new variants of COVID-19, the financial condition and operating results of the Company’s tenants could be affected to such an extent that tenants would be unable to meet their lease obligations to us. “Risk Factors- A pandemic, epidemic or outbreak of an infectious disease in the United States, such as the recent outbreak of the coronavirus known as COVID-19, could adversely affect the operating results and financial condition of the operators of our facilities, which in turn could undermine their ability to meet their lease obligations to us.”

Property operating

Property operating expenses are comprised of real estate taxes, depreciation and amortization, and corporate general and administrative expenses, as discussed below.

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Property taxes

Property taxes are taxes assessed on real estate by local government authorities. Property taxes over a base year amount are also generally reimbursed by tenants and are reflected in tenant reimbursements.

Property taxes were stable at $10.0 million in 2019 and 2020.

Property taxes increased by $9.1 million from 2018 to 2019. Approximately $8.5 million of the increase was due to a change in accounting rules. Commencing in January 2019, we began to record property taxes paid by our tenants under triple net leases as our expenses. About $600,000 of the increase was attributed to the low level of taxes reported in 2018 due to a tax refund we received in 2018 from a successful tax appeal, which reduced the overall level of taxes for 2018. Additionally, in 2019, there were increases in real estate taxes for the five properties that we leased on a gross basis and therefore had the obligation to pay property taxes.

Depreciation and amortization

The decline in depreciation and amortization during 2020 compared to 2019 in the amount of $1.3 million was primarily due to five properties that we held for sale and we did not depreciate during 2020. The increase in depreciation and amortization during 2019 compared to 2018 in the amount of $3.4 million was primarily attributable to the acquisition of additional properties.

Impairment

Impairment expense consists of the write-off or write-down of goodwill and other intangible assets. We did not have any impairment expense in 2020 and 2019. We had impairment expense of $128,000 in 2018 due to the write-off of lease rights with respect to the lease of building that we sold in 2018.

General and administrative

General and administrative expenses consists of legal, appraisals, management fees, rent and other administrative costs.

The decrease of $300,000 from 2019 to 2020 was primarily due to a decline in rent expense as a result of our purchase in December 2018 of three facilities that we had previously leased from a third party and subleased. The increase of $1.0 million from 2018 to 2019 was primarily due to legal expenses of approximately $560,000 incurred in connection with acquisition of mortgage loans on five properties located in Massachusetts and related legal issues, approximately $210,000 in increased management fees due to higher rental income, and approximately $200,000 in additional expenses related to the listing process.

Provision for doubtful accounts

The amount of the provision for doubtful accounts was $3.2 million in 2020, $7.2 million in 2019 and $3.1 million in 2018.

The provision for doubtful accounts in 2020 was primarily due to the following:

●	An increase of $415,000 in the reserve with respect to advances made in connection with the Massachusetts acquisition made in 2019. See “Business and Properties — Legal Proceedings.”

●	A charge of $1,094,000 arising from the reduction in rent commencing in 2019 for five properties in southern Illinois that we were in the process of selling to an unaffiliated third party. Due to the postponement of the closing until February 2021, the Company agreed to discount the rent payable under the existing leases to match the purchaser’s new lease terms. This required the Company to reduce the straight-line rent receivable that had been recorded with respect to these leases.

●	A charge of $1,597,000 arising from an increase in the reserve to cover the entire amount payable to us under the Texas settlement entered into in 2018. See “Business and Properties — Lease Defaults.”

The provision for doubtful accounts in 2019 was primarily attributable to the following:

●	The establishment of a reserve of $5.8 million with respect to advances made in connection with the Massachusetts acquisition. See “Business and Properties — Legal Proceedings.”

●	A charge of $400,000 arising from an increase in the reserve for amount payable to us under the Texas settlement entered into in 2018. See “Business and Properties — Lease Defaults.”

●	A charge of $919,000 arising from the reduction in rent commencing in 2019 for five properties in southern Illinois that we were in the process of selling to an unaffiliated third party. Due to the postponement of closing until February 2021, the Company agreed to discount the rent payable under the existing leases to match the purchaser’s new lease terms. This required the Company to reduce the straight-line rent receivable that had been recorded with respect to these leases.

A provision for doubtful accounts in 2018 was attributable to a charge of $3.1 million arising from an increase in the reserve for amount payable to us under the Texas settlement entered into in 2018. See “Business and Properties — Lease Defaults.”

Net interest expense

The $2.4 million decrease in interest expense in 2020 compared to 2021 was primarily the result of a reduction in total loans outstanding. The $3.2 million increase in interest expense in 2019 compared to 2018 was primarily the result of additional borrowings to finance acquisitions of properties.

Other income and expense

Other income and expense in 2018 and 2019 included the following:

●	Losses of $1.3 million in 2018 related to adjustment to a lease right acquisition, assumption of related party debt and other non-core expenses and adjustments made during the year.

●	A gain of $2.9 million in 2019 as a result of the sale of real estate.

Other income and expense in 2020 was immaterial.

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Net income before other comprehensive income due to foreign currency translation and transactions

For the reasons described above, net income for 2020 was $11.9 million, compared to net income of $4.6 million and $1.2 million in 2019 and 2018, respectively.

Liquidity and Capital Resources

Overview

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. Our primary sources of cash include operating cash flows, and borrowings. Our primary uses of cash include funding acquisitions and investments consistent with our investment strategy, repaying principal and interest on any outstanding borrowings, making distributions to our equity holders, funding our operations and paying accrued expenses.

Our long-term liquidity needs consist primarily of funds necessary to pay for the costs of acquiring additional healthcare properties and principal and interest payments on our debt. We expect to meet our long-term liquidity requirements through various sources of capital, including future equity issuances or debt offerings, net cash provided by operations, long-term mortgage indebtedness and other secured and unsecured borrowings.

We may utilize various types of debt to finance a portion our acquisition activities, including long-term, fixed-rate mortgage loans, variable-rate term loans and secured revolving lines of credit. As of September 30, 2021, on a consolidated basis, we had total indebtedness of approximately $496.4 million, consisting of $284.6 million in HUD guaranteed debt, $185.0 million in net Series A Bonds, Series B Bonds and Series C Bonds outstanding, $25.4 million in commercial mortgages and $1.4 million in other debt. Under our Bonds, we are subject to continuing covenants, and future indebtedness that we may incur may contain similar provisions. In the event of a default, the lenders could accelerate the timing of payments under the debt obligations and we may be required to repay such debt with capital from other sources, which may not be available on attractive terms, or at all, which would have a material adverse effect on our liquidity, financial condition, results of operations and ability to make distributions to our stockholders.

Our debt arrangements may require us to make a lump-sum or “balloon” payment at maturity. Our ability to make the balloon payments due under our existing and future indebtedness will depend on our working capital at the time of repayment, our ability to obtain additional financing or our ability to sell any property securing such indebtedness. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original bond or loan or sell any related property at a price sufficient to make the balloon payment. In addition, balloon payments and payments of principal and interest on our indebtedness may leave us with insufficient cash to pay the distributions that we are required to pay to qualify and maintain our qualification as a REIT.

In the case of our current debt, the only significant balloon payment obligations consist of a balloon payment of $90.3 million due under the Series B Bonds in March 2022 and a balloon payment of $47.7 million due under the Series C Bonds in 2026. As discussed in the following section, we intend to refinance our Series B Bonds in 2022 through the establishment of a new commercial bank credit facility, the issuance of additional Series C Bonds or the issuance of a new series of bonds No assurances can be given that we will obtain such financing or if we do, what the terms will be. See “Risk Factors - The indenture for the Series B Bonds provide for a balloon payment of the remaining principal balance of $90.3 million in March 2022. The indenture for the Series C Bond provides for a balloon payment of the entire principal of $47.7 million in 2026. We may also obtain additional financing that contains balloon payment obligations. These types of obligations may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.”

The Company believes that its overall level of indebtedness is appropriate for the Company’s business in light of its cash flow from operations and value of its properties, and is generally typical for owners of multiple healthcare properties. Assuming that the Company completes its proposed refinancing of our Series B Bonds in 2022, the Company expects to generate sufficient positive cash flow from operations to meet its ongoing debt service obligations and the distribution requirements for maintaining REIT status commencing in 2022.

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Planned Refinancing of Series B Bond Debt

The indenture for the Series B Bonds provide for a balloon payment of the remaining principal balance of $90.3 million in March 2022.

The Company is planning to refinance the Series B Bonds during 2022 through the establishment of a new commercial bank credit facility, the issuance of additional Series C Bonds or the issuance of a new series of bonds.

In August 2021, the Company completed the issuance of $64.7 million in Series C Bonds. The indenture for the Series C Bonds permits the Company to increase the amount of Series C Bonds up to 630 million Shekels ($195 million). The Company has also signed a term sheet with a commercial bank to arrange or provide the financing to refinance the entire Series B Bonds plus all of its non-HUD guaranteed debt under one credit facility. The Company and the commercial bank are working diligently to close the transaction, but the Company has not received any binding commitments for such financing.

In the event that the Company were unable to refinance the Series B Bonds on attractive terms, then our interest costs could increase and we might be required to liquidate one or more of our properties, which could have a material adverse effect on our financial condition or results of operations. See “Risk Factors - The indenture for the Series B Bonds provides for a balloon payment of the remaining principal balance of $90.3 million in March 2022. The indenture for the Series C Bond provides for a balloon payment of the entire principal of $47.7 million in 2026. We may also obtain additional financing that contains balloon payment obligations. These types of obligations may materially adversely affect us, including our cash flows, financial condition and ability to make distributions.”

Sources and Uses of Cash

Nine months ended September 30, 2021

The sources and uses of cash reflected in its consolidated statement of cash flow for the nine months ended September 30, 2021 are summarized below:

Nine months ended
September 30, 2021
(unaudited, in $000s)
Cash and cash equivalents and restricted cash at beginning of period	$42,059
Net cash provided by operating activities	$31,244
Net cash used in investing activities	$(63,350)
Net cash provided by financing activities	$25,596
Cash and cash equivalents and restricted cash at end of period	$35,549

Operating Activities—Net cash provided by operating activities was $31.2 million, which primarily consisted of $17.5 million in net income, and $20.1 million in depreciation and amortization. This was offset by a $3.8 million in gain from sale of real estate, $1.7 million increase in straight line rent receivable, $739,000 adjustment in foreign currency transaction, and a net decrease of $1.3 million in accounts receivable, accounts payable and repayment of operating leases. We used these operating cash flows to fund our cash needs and investment activities.

Investing Activities—Net cash used for investing activities was $63.4 million which consisted of a $64 million purchase of investment properties, $129,000 proceeds from sale of properties and a $511,000 decrease in notes receivable.

Financing Activities—We raised $25.6 million in net cash in connection with financing activities during the first nine months of 2021, consisting of $63 million from the issuance of Series C Bonds and $1.7 million in proceeds from the resale of Series A Bonds. That was offset by a principal payment of $22.5 million on the Series A Bonds and Series B Bonds, $15.1 million in principal payments under other credit agreements and $1.5 million in payments of preferred dividends.

Year ended December 31, 2020

The sources and uses of cash for the year ended December 31, 2020 are summarized below:

Year ended
December 31, 2020
(unaudited, in $000s)
Cash and cash equivalents and restricted cash at beginning of year	$37,245
Net cash provided by operating activities	$37,344
Net cash used in investing activities	$(6,431)
Net cash provided by financing activities	$(26,099)
Cash and cash equivalents and restricted cash at end of year	$42,059

Operating Activities—Net cash provided by operating activities in 2020 was $37.3 million, which primarily consisted of net income of $11.9 million and $26.6 million in depreciation. These operating cash flows were used to fund working capital requirements and investment activities.

Investing Activities—Net cash used in investing activities in 2020 was $6.4 million, comprising of $8.6 million net investment in new properties offset by $1 million decrease in notes receivable and $1.1 million decrease in related party loans that were converted to equity.

Financing Activities—We used $26.1 million in net cash in connection with financing activities. During the year, we paid down a net amount of $8.5 million in principal under loans from financial institutions and other third party lenders, $15.5 million due related parties and $28.4 million in principal payments and redemptions of the Series A and Series B Bonds. These amounts were offset by $26.4 million raised from sale of membership units by the Predecessor Company.

Mortgage Debt Guaranteed by HUD

As of September 30, 2021, we had non-recourse mortgage debt of $284.6 million from third party lenders that were guaranteed by HUD. The loans are secured by first mortgages on one or more of our properties and interests in our leases. In the event of default, the loan agreements provide that the applicable lender may require the tenant to make all rental payments directly to the lender. In exchange for the HUD guarantee, we pay HUD, on an annual basis, 0.65% of the principal balance of each loan as mortgage insurance premium, in addition to the interest rate denominated in the loan agreement. As a result, the overall average interest rate paid with respect to the HUD guaranteed loans as of September 30, 2021, was 3.93% per annum (including the mortgage insurance payments). The loans have an average maturity of 27 years.

Other Mortgage Debt

As of September 30, 2021, we had $25.4 million in mortgage loans from third party lenders that were not guaranteed by HUD. These loans are secured by first mortgages on one or more of our properties and interests in our leases. In the event of default, the loan agreements provide that the applicable lender may require the tenant to make all rental payments directly to the lender. The overall average interest rate paid with respect to these loans as of September 30, 2021 was 3.49% per annum.

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Outstanding Bond Debt

The BVI Company has issued Series A Bonds, Series B Bonds and Series C Bonds.

Series A Bonds

In November 2015, the BVI Company issued Series A Bonds in the face amount of NIS 265.2 million ($68 million) and received the net amount, after issuance costs of NIS 14.1 million, of NIS 251.2 million ($64.3 million). During September 2016, the BVI Company issued additional Series A Bonds in the face amount of NIS 70.0 million ($18.6 million) and raised a net amount of NIS 72.6 million ($19.3 million). These Series A Bonds were issued at a premium of 103.6%. During May 2017, the BVI Company issued additional Series A Bonds in the face amount of NIS 39.0 million ($10.7 million) and raised a net amount of NIS 41.3 million ($11.4 million). These Series A Bonds were issued at a premium of 105.9%.

A portion of the Series A Bonds have been repurchased by a subsidiary of the BVI Company. As of September 30, 2021, the aggregate principal amount of the Series A Bonds was NIS 112.3 million ($34.8 million). As of September 30, 2021 we held NIS 5.5 million ($1.7 million) of these Bonds that we have repurchased.

The Series A Bonds are traded on the TASE.

Interest

The Series A Bonds initially bore interest at a rate of 6.4% per annum. The rate was increased to 6.65% in March 2017 due to the downgrade of the rating of the Series A Bonds by Standard & Poor’s from ilA to ilA-.

The rate was increased again to 6.9% in August 2019 due to the downgrade of the rating of the BVI Company by Standard & Poor’s from ilA to ilA- and as a result the Series A Bond rating declined from ilA- to ilBBB+.

In August 2020, the rating of the Series A Bonds was increased by Standard & Poor’s from ilBBB+ to ilA-. This ratings increase did not result in a change in interest rate for the Series A Bonds. However, there is a second ratings increase, the interest rate for the Series A Bonds will be reduced by 0.25%.

Interest on the Series A Bonds is payable semi-annually in arrears. The first interest payment was made on July 1, 2016. The interest rate may increase if certain financial ratios are not achieved, as discussed below.

Payment Terms

The principal amount of the Series A Bonds is payable in eight annual installments due on July 1 of each of the years 2017 through 2024. The first four principal payments are equal to 15% of the original principal amount of the Series A Bonds, and each of the last four principal payments are equal to 10% of original principal amount of the Series A Bonds. The Company is currently obligated to make three additional annual principal payments of $11.3 million, with the next payment due on July 1, 2022.

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Financial Covenants

Until the date of full repayment of the Series A Bonds, the BVI Company must comply with certain financial covenants described below. The application of the covenants is based on the financial statements of the BVI Company as prepared under the IFRS accounting method.

● The stockholders’ equity of the BVI Company may not be less than $100 million. The stockholders’ equity of the BVI Company under IFRS was $367.59 million at September 30, 2021.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 28%. This ratio was 41.26% at September 30, 2021.

● The ratio of the adjusted net financial debt to adjusted EBITDA of the BVI Company (for the past four quarters) may not exceed 13. Adjusted Net financial debt of the BVI Company was $469.47 million at September 30, 2021 and adjusted EBITDA for 12 month period ending September 30, 2021 was $74.90 million, resulting in a ratio of 6.27.

Dividend Restrictions

The indenture for the Series A Bonds limits the amount of dividends that may be paid by the BVI Company to its stockholders. The BVI Company may not make any distribution unless all of the following conditions are fulfilled:

● The balance of the profits and funds that are accrued as of June 30, 2015 will not be distributable and will not be taken into account for the purpose of a distribution. This amount was $119,213,000.

● The distribution amount may not exceed 40% of the net profit after tax that is recognized in the most recent consolidated financial statements of the BVI Company, less profits or losses arising from a change in accounting methods, net revaluation profits/losses (that have not yet been realized) arising from a change in the fair value of the assets with respect to the fair value as of December 31, 2015 or the date on which the assets were purchased, whichever is later.

● The BVI Company’s equity at the end of the last quarter, before the distribution of dividends, less the dividends distributed, may not be less than $120 million.

● The equity to balance sheet ratio, as described above, may not be less than 30%, as a result of the distribution.

At September 30, 2021, based on the restrictions in the Series A indenture, the BVI Company would have been able to pay dividends of $31.0 million. The BVI Company paid $14.0 million in dividends during 2020 and an additional $4 million during the first nine months of 2021.

Increase in Interest Rate

To the extent that the stockholders’ equity of BVI Company (not including owners of rights not providing control) is less than $110 million, or to the extent that the ratio of the adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 12, the interest on the Series A Bonds will increase by an additional 0.5% annually, but only once with respect to each breach of any such covenant. Compliance with this financial covenant is measured quarterly.

The net adjusted financial debt was $469.47 million at September 30, 2021 and the adjusted EBITDA for the 12 months ended September 30, 2021 was $74.90 million, resulting in a ratio of 6.27.

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Additionally, if a decline in the rating of the Series A Bonds should take place, then for each single notch decrease, the interest will be increased by 0.25% per year, up to a maximum increment of 1.25% annually. In any case, the total increment to the interest rate, with respect to any of the above violations on an accumulated basis, will not exceed 1.5% per year. If the rating of the Series A Bonds rises, after the rating had declined, and to the extent that the interest rate was not previously raised with respect to a deviation from the above financial covenants, or alternatively, if after a deviation from the above financial covenant, BVI Company according to its financial statements, will comply with the financial covenants required, the interest rate will be decreased so that its rate will not be lower than the denominated interest rate (6.4%).

As of September 30, 2021, BVI Company was in compliance with the above covenants.

Security

The Series A Bonds are unsecured, except for an interest reserve. The BVI Company is required to maintain an interest reserve equal to the next scheduled interest payment on the Series A Bonds.

The BVI Company has also agreed not to pledge its assets in a general lien without obtaining the prior consent of the holders of the Series A Bonds. Nevertheless, BVI Company is entitled to register specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register liens, including general and specific, on their assets.

Redemption Provisions

The BVI Company may, at its discretion, call the Series A Bonds for early repayment. In the event of the redemption of all of the Series A Bonds, the BVI Company would be required to pay the highest of the following amounts:

● the market value of the balance of the Series A Bonds in circulation which will be determined based on the average closing price of the Series A Bonds for thirty (30) trading days before the date on which the board of directors resolves to undertake the early redemption;

● the par value of the Series A Bonds available for early redemption in circulation (i.e., the principal balance of the Series A Bonds plus accrued interest until the date of the actual early redemption); or

● the balance of the cash flow of the Series A Bonds (consisting of future payments of principal and interest), when discounted to their present value based on the annual yield of the Israeli government bonds plus 2.5% per year. The yield of “government bonds” means the average yield (gross) during a period of seven business days, ending two business days before the date of the notice of the early redemption of three series’ of unlinked government shekel bonds with fixed interests whose average term are the closest to the average term of the Series A Bonds at the relevant date.

● If the BVI Company had elected to redeem the Series A Bonds at September 30, 2021, the BVI Company would have been required to pay the net principal amount of $34.7 million, plus a prepayment penalty equal to $2.5 million, representing under the third alternative described above.

Change of Control

The holders of a majority of the Series A Bonds may accelerate the outstanding balance of the Bonds if the control of the BVI Company is transferred, directly or indirectly, unless the transfer of control is approved by the holders of a majority of the Series A Bonds. For the purpose of this provision, a transfer of control means a change in control of the BVI Company, in a manner that the controlling stockholders and / or their relatives and / or successors shall cease to hold (on an aggregate holdings), directly and / or indirectly, over 50% of the shares and voting rights of the BVI Company.

For purposes of the Series A Bonds, the controlling stockholders of the BVI Company are deemed to be Moishe Gubin (together with his wife, Tira Gubin) and Michael Blisko.

A transfer of shares between the controlling stockholders and/or them and their relatives (as the term “relative” is defined in the Israeli Companies Law), directly or indirectly and/or by inheritance under law, will not be considered a transfer of control.

The formation transactions do not constitute a change of control for purposes of the Series A Bond indenture.

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Terms of Series B Bonds

In April 2018, the BVI Company completed an initial offering of Series B Bond with a par value of NIS 239.3 million ($66.6 million). These Series B Bonds were issued at par. In August 2018, the BVI Company issued additional Series B Bonds with a par value of NIS 125.0 million ($33.8 million). These Series B Bonds were issued at a price of 97.0% of par.

As of September 30, 2021, the outstanding principal amount of the Series B Bonds was NIS 291.4 million ($90.3 million).

The Series B Bonds are traded on the TASE.

Interest

The Series B Bonds initially bore interest at a rate of 4.95% per annum. The rate on Series B Bonds was increased to 5.20% in August 2019 due to the downgrade of the rating of the BVI Company by Standard & Poor’s from ilA to ilA- and as a result the Series B Bond rating declined from ilA+ to ilA. In June 2021 Standard & Poor’s increased the rating of Series B Bonds from ilA to ilA+ and starting from June 30, 2021 interest rate on Series B Bonds was reduced to 4.95%.

Interest on the Series B Bonds is payable semi-annually in arrears. The first interest payment was paid on September 30, 2018. The interest rate may increase if certain financial ratios are not achieved, as discussed below.

Payment Terms

The principal amount of the Series B Bonds is payable in three annual installments due on March 30 of each of the years 2020 through 2022. The first two principal payments are equal to 10% of the original principal amount of the Series B Bonds, and the last principal payments is equal to 80% of original principal amount of the Series B Bonds. The Company is currently obligated to the final principal payment of $90.3 million on March 30, 2022.

Financial Covenants

Until the date of full repayment of the Series B Bonds, the BVI Company must comply with certain financial covenants described below. The application of the covenants is based on the financial statements of the BVI Company as prepared under the IFRS accounting method.

● The stockholders’ equity of the BVI Company may not be less than US$150 million. The stockholders’ equity of the BVI Company under IFRS was $367.6 million at September 30, 2021.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 27%. This ratio was 41.3% at September 30, 2021.

● The ratio of the adjusted net financial debt to adjusted EBITDA of the BVI Company (for the past four quarters) may not exceed 13. The ratio was 6.3 at September 30, 2021.

● The ratio of the outstanding amount of the Series B Bonds to the fair market value of the collateral may not exceed 75%. The ratio was 55.9% at September 30, 2021. The fair market value of the collateral is established by bi-annual third party appraisals of the properties that constitute the collateral.

Dividend Restrictions

The indenture for the Series B Bonds limits the amount of dividends that may be paid by the BVI Company to its stockholders. The BVI Company may not make any distribution unless all of the following conditions are fulfilled (with all amounts calculated under IFRS):

● The balance of the profits and funds that are accrued as of June 30, 2015 will not be distributable and will not be taken into account for the purpose of a distribution. This amount was $119,213,000.

● The distribution amount may not exceed 40% of the net profit after tax that is recognized in the most recent consolidated financial statements of the BVI Company, less profits or losses arising from a change in accounting methods, net revaluation profits/losses (that have not yet been realized) arising from a change in the fair value of the assets with respect to the fair value as of December 31, 2015 or the date on which the assets were purchased, whichever is later.

● Notwithstanding the above, in the case in which the Company’s equity in the consolidated financial statements exceeds $280 million, the distribution amount will not exceed 70% of the net profit after tax recognized in the consolidated financial statements.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 29%.

● The distributable profits for which no distribution was performed in a specific year will be added to the following quarters.

● The BVI Company’s equity at the end of the last quarter, before the distribution of dividends, less the dividends distributed, may not be less than $190 million.

● The BVI company will provide the trustee for the Series B Bonds with confirmation whereby the BVI Company’s board of directors has discussed and determined that on the date of the resolution of the board of directors to perform a distribution, there are no “warning signs” in the BVI Company as defined in Article 10(b)(15) of the Reporting Regulations, provided that if there are warning signs as mentioned above and the BVI Company’s board of directors has determined that this does not indicate a liquidity problem in the BVI Company.

● The BVI Company meets the financial conditions described above, and the Company is not in violation of all and/or any of its material undertakings to the holders of the Series B Bonds.

At September 30, 2021, based on the restrictions contained in the Series B indenture, the BVI Company would have been able to pay dividends of $31.0 million. The BVI Company paid $14.0 million in dividends during 2020 and $4 million during the first nine months of 2021.

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Increase in Interest Rate

In the event that:

(i) the stockholders’ equity of BVI Company (excluding minority interests) is less than $180 million;

(ii) the ratio of the adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 12;

(iii) the ratio of the consolidated equity of the BVI Company to total consolidated balance sheet of the BVI Company is below 27%; or

(iv) the ratio of outstanding amount of the Series B Bonds to the fair market value of the collateral for the Series B Bonds exceeds 75%,

then, in each case, the interest on the Series B Bonds will increase by an additional 0.5% annually, but only once with respect to each breach of any such covenant. Compliance with these financial covenants is measured quarterly.

As of September 30, 2021, the net adjusted financial debt was $469.47 million; the adjusted EBITDA for the 12 months ended on that date was US$74.90 million (i.e. a ratio of 6.27); the Equity to Total Assets ratio was 41.26%, and the ratio of outstanding amount of the Series B Bonds to the “property value” was 55.91%.

Additionally, if a decline in the rating of the Series B Bonds should take place, then for each single notch decrease, the interest will be increased by 0.25% per year, up to a maximum increment of 1.25% annually.

In any case, the total increment to the interest rate, with respect to any of the above violations on an accumulated basis, will not exceed 1.5% per year. If the rating of the Series B Bonds rises, after the rating had declined, and to the extent that the interest rate was not previously raised with respect to a deviation from the above financial covenants, or alternatively, if after a deviation from the above financial covenant, BVI Company according to its financial statements, will comply with the financial covenants required, the interest rate will be decreased so that its rate will not be lower than the denominated interest rate (4.95%).

As of September 30, 2021, BVI Company was in compliance with the above covenants in a manner not necessitating an increase of the interest rate.

Security

The Series B Bonds are secured by first mortgage lien on 24 of our properties. In addition, the Series B Bonds are also secured by an interest reserve and expenses reserve. The BVI Company has also agreed not to pledge its assets in a general lien without obtaining the prior consent of the holders of the Series B Bonds, provided that the BVI Company is entitled to register specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register a lien, including general and specific, on their assets.

Under the terms of the indenture, the BVI Company can take out properties from the collateral (in case of HUD refinancing) or to add properties and increase the Series B Bonds as long as the outstanding amount of the Series B Bonds to fair market value of the collateral is not more than 65%.

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Additional Bonds

The BVI Company can issue up to additional series of Series B Bonds to a maximum of NIS500 million (or $149.7 million).

Redemption Provisions

The BVI Company may, at its discretion, call the Series B Bonds for early repayment. In the event of the redemption of all of the Series B Bonds, the BVI Company would be required to pay the highest of the following amounts:

(1) the market value of the balance of the Series B Bonds in circulation which will be determined based on the average closing price of the Series B Bonds for thirty (30) trading days before the date on which the board of directors resolves to undertake the early redemption;

(2) the par value of the Series B Bonds available for early redemption in circulation (i.e., the principal balance of the Series B Bonds plus accrued interest until the date of the actual early redemption); or

(3) the balance of the cash flow of the Series B Bonds (consisting of future payments of principal and interest), when discounted to their present value based on the annual yield of the Israeli government bonds plus an “additional rate.” The additional rate will be 1.5% per annum for early repayment performed by June 30, 2021 and 2.5% thereafter.

If the BVI Company had elected to redeem the Series B Bonds at September 30, 2021, the BVI Company would have been required to pay the principal amount of $90.3 million, plus a prepayment penalty equal to $1.0 million, representing under the third alternative described above.

Change of Control

The holders of a majority of the Series B Bonds may accelerate the outstanding balance of the Bonds if the control of the BVI Company is transferred, directly or indirectly, unless the transfer of control is approved by the holders of a majority of the Series B Bonds.

For the purpose of this provision, a transfer of control means a change of control of the Company such that the Company has a controlling stockholder that is not any of the Controlling Stockholders and/or is in the hands of any of their immediate family members (including through trusts that the Controlling Stockholders and/or any of their immediate family members, as mentioned above, are the beneficiaries under and/or are their managers). In this regard, “Control” is defined in the Israeli Companies Law. It is clarified that holdings together with one of the Controlling Stockholders with another person or corporation will not be considered to be a transfer of control.

For purposes of the Series B Bonds, the Controlling Stockholders of the BVI Company are deemed to be Moishe Gubin and Michael Blisko.

The formation transactions do not constitute a change of control for purposes of the Series B Bond indenture.

Terms of Series C Bonds

In July 2021, the BVI Company completed an initial offering of Series C Bonds with a par value of NIS 208.0 million ($64.7 million). The Series C Bonds were issued at par.

The Series C Bonds are traded on the TASE.

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Interest

The Series C Bonds initially bear interest at a rate of 5.7% per annum. In June 2021, Standard & Poor’s provided an initial rating for the Series C Bond of ilA+.

Interest on the Series C Bonds is payable semi-annually in arrears. The first interest payment is payable on January 31, 2022. The interest rate may increase if certain financial ratios are not achieved, as discussed below.

Payment Terms

The principal amount of the Series C Bonds is payable in five annual installments due on July 31 of each of the years from 2022 through 2026. The first four principal payments are equal to 6% of the original principal amount of the Series C Bonds, and the last principal payments is equal to the outstanding principal amount of the Series C Bonds.

Financial Covenants

Until the date of full repayment of the Series C Bonds, the BVI Company must comply with certain financial covenants described below. The application of the covenants is based on the financial statements of the BVI Company as prepared under the IFRS accounting method.

● The stockholders’ equity of the BVI Company may not be less than $230 million.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 25%.

● The ratio of the adjusted net financial debt to adjusted EBITDA of the BVI Company (for the past four quarters) may not exceed 12.

● The ratio of the outstanding amount of the Series C Bonds to the fair market value of the collateral may not exceed 75%.

Dividend Restrictions

The indenture for the Series C Bonds limits the amount of dividends that may be paid by the BVI Company to its stockholders. The BVI Company may not make any distribution unless all of the following conditions are fulfilled (with all amounts calculated under IFRS):

● The distribution amount may not exceed 80% of the net profit after tax that is recognized in the most recent consolidated financial statements of the BVI Company, less profits or losses arising from a change in accounting methods, net revaluation profits/losses (that have not yet been realized) arising from a change in the fair value of the assets with respect to the fair value in prior reporting period.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 30%.

● The distributable profits for which no distribution was performed in a specific year will be added to the following quarters.

● The BVI Company’s equity at the end of the last quarter, before the distribution of dividends, less the dividends distributed, may not be less than $250 million.

● The BVI Company meets the financial conditions described above, and the Company is not in violation of all and/or any of its material undertakings to the holders of the Series C Bonds.

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Increase in Interest Rate

In the event that:

(i) the stockholders’ equity of BVI Company (excluding minority interests) is less than US$250 million;

(ii) the ratio of the adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 11;

(iii) the ratio of the consolidated equity of the BVI Company to total consolidated balance sheet of the BVI Company is below 27%; or

(iv) the ratio of outstanding amount of the Series C Bonds to the fair market value of the collateral for the Series B Bonds exceeds 75%,

then, in each case, the interest on the Series C Bonds will increase by an additional 0.5% annually, but only once with respect to each failure to meet these requirements. Compliance with these financial covenants is measured quarterly.

Additionally, if a decline in the rating of the Series C Bonds should take place, then for each single notch decrease, the interest will be increased by 0.25% per year, up to a maximum increment of 1.25% annually.

In any case, the total increase in the interest rate as a result of the above adjustments will not exceed 1.5% per year. The increases in the interest rate will also be reversed if the BVI Company regains compliance.

Security

The Series C Bonds are secured by first mortgage liens on 8 of our properties. In addition, the Series C Bonds are also secured by an interest reserve and expenses reserve. The BVI Company has agreed not to pledge its assets pursuant to a general lien without obtaining the prior consent of the holders of the Series C Bonds, provided that the BVI Company is entitled to register specific liens on its properties and also to provide guarantees and its subsidiaries are entitled to register general and specific liens on their assets.

Under the terms of the indenture for the Series C Bonds, the BVI Company can take out properties from the collateral (in case of HUD refinancing) or to add properties and increase the Series C Bonds as long as the ratio of outstanding amount of the Series C Bonds to fair market value of the collateral is not more than 65%. In addition, starting from July 1, 2023, if the fair market value of the collateral is below 55%, the BVI Company can request to release collateral so the fair market value will increase to 55%.

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Additional Bonds

The BVI Company can issue additional series of Series C Bonds up to a maximum of NIS630 million (or $195 million).

Redemption Provisions

The BVI Company may, at its discretion, call the Series C Bonds for early repayment. In the event of the redemption of all of the Series C Bonds, the BVI Company would be required to pay the highest of the following amounts:

●	the market value of the balance of the Series C Bonds in circulation which will be determined based on the average closing price of the Series B Bonds for thirty (30) trading days before the date on which the board of directors resolves to undertake the early redemption;

●	the par value of the Series C Bonds available for early redemption in circulation (i.e., the principal balance of the Series C Bonds plus accrued interest until the date of the actual early redemption); or

●	the balance of the payments under the Series C Bonds (consisting of future payments of principal and interest), when discounted to their present value based on the annual yield of the Israeli government bonds plus an “additional rate.” The additional rate will be 1.0% per annum for early repayment performed by September 30, 2022, 2.5% from October 1, 2022 to September 30, 2023, and 3.0% thereafter.

Change of Control

The holders of a majority of the Series C Bonds may accelerate the outstanding balance of the Bonds if the control of the BVI Company is transferred, directly or indirectly, unless the transfer of control is approved by the holders of a majority of the Series C Bonds.

For the purpose of this provision, a transfer of control means a change of control of the BVI Company such that the BVI Company has a controlling stockholder that is not any of the “controlling stockholders” and/or is in the hands of any of their immediate family members (including through trusts that the controlling stockholders and/or any of their immediate family members are the beneficiaries under and/or are their managers). In this regard, “control” is defined in the Israeli Companies Law.

For purposes of the Series C Bonds, the “controlling stockholders” of the BVI Company are deemed to be Moishe Gubin and Michael Blisko.

Other Debt

On September 30, 2021, the Company owed $1.4 million under notes issued to a seller of an acquired property.

Related Party and Other Debt

The Company does not currently have any indebtedness to related parties. See “Certain Relationships and Related Party Transactions.”

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Contractual Obligations

The following table sets forth our contractual obligations as of September 30, 2021, excluding the impact of subsequent events:

Contractual Obligations as of September 30, 2021
	1 Year	2-5 Years	5 Years and Over	Total
		(Amounts in $000s)
Series A Bonds	$11,591	21,557	-	33,148
Series B Bonds	90,261	-	-	90,261
Series C Bonds	3,865	60,551	-	64,416
Senior Debt	18,368	75,365	216,324	310,057
Operating lease liability	375	1,500	261	2,136
Notes payable	-	1,353	-	1,353
Interest expense	18,540	50,513	105,694	174,748

Total	$143,001	210,839	322,279	676,119

Off-Balance Sheet Arrangements

As of the date of this prospectus, we have no off-balance sheet arrangements.

Inflation

We are exposed to inflation risk as income from long-term leases are a main source of our cash flows from operations. For our leased properties, we expect there to be provisions in the majority of our leases that will protect us from the impact of inflation. These provisions may include rent escalators, and leases that are triple-net. However, due to the long-term nature of the anticipated leases, among other factors, the leases may not re-set frequently enough to cover inflation.

Non-GAAP Financial Measures

We consider the following non-GAAP financial measures useful to investors as key supplemental measures of our performance: FFO attributable to common stockholders and AFFO attributable to common stockholders.

Funds from Operations

FFO is a non-GAAP measure used by many investors and analysts that follow the real estate industry. FFO, as defined by the National Association of Real Estate Investment Trusts, or NAREIT, means net income (calculated in accordance with GAAP), excluding: (i) depreciation and amortization related to real estate, (ii) gains and losses from the sale of real estate assets and gain from bond retirement, (iii) gains and losses from any change in control, (iv) impairment write-downs of real estate assets and (v) investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity.

We compute FFO in accordance with NAREIT’s definition, which may differ from the methodology for calculating FFO, or similarly titled measures, used by other companies.

AFFO means an amount equal to FFO less (i) normalized recurring expenditures that are capitalized and then amortized, but which are necessary to maintain a property and its revenue stream and (2) an adjustment to GAAP revenue to “straight-line” rents.

Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, most real estate industry investors consider FFO to be helpful in evaluating a real estate company’s operations. We believe that the presentation of FFO and AFFO provides useful information to investors regarding our operating performance by excluding the effect of depreciation and amortization, gains or losses from sales for real estate, including impairments, extraordinary items and the portion of items related to unconsolidated entities, all of which are based on historical cost accounting, and that FFO and AFFO can facilitate comparisons of operating performance between periods and between REITs, even though FFO and AFFO do not represent an amount that accrues directly to common stockholders.

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Our calculation of FFO may not be comparable to measures calculated by other companies who do not use the NAREIT definition of FFO or do not calculate FFO per diluted share in accordance with NAREIT guidance. FFO should not be considered as an alternative to net income (computed in accordance with GAAP) as an indicator of the Predecessor Company’s financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of its liquidity.

FFO and AFFO
	Nine months ended September 30,	Year ended December 31,
	2021	2020
	(Amounts in $000s)
FFO	$33,789	$37,726
AFFO	$32,065	$38,844

Quantitative and Qualitative Disclosures about Market Risks

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business and investment objectives, we expect that the primary market risk to which we will be exposed is interest rate risk.

We may be exposed to the effects of interest rate changes primarily as a result of long-term debt used to acquire properties. As of September 30, 2021, we had $33.1 million net outstanding under our Series A Bonds, which bear interest at a fixed rate of 6.9% per annum, $90.3 million outstanding under our Series B Bonds, which bear interest at a fixed rate of 4.95% per annum, $64.4 million outstanding under our Series C Bonds and $310.2 million in senior debt notes, of which $25.4 million (5.10% of total debt) bear interest at variable rate equal to one month LIBOR plus a margin. At September 30, 2021, one month LIBOR was 0.075%. Assuming no increase in the amount of our variable interest rate debt, if one month LIBOR increased 100 basis points, our annual cash flow would decrease by approximately $254,000. Our interest rate risk management objectives are to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we may borrow at fixed rates or variable rates. We also may enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument.

In addition to changes in interest rates, the value of our future investments is subject to fluctuations based on changes in local and regional economic conditions, change in currency rates between the Israeli Shekel and the U.S. Dollar and changes in the creditworthiness of tenants/operators, which may affect our ability to refinance our debt if necessary.

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BUSINESS AND PROPERTIES

Our discussion below of the dynamics U.S. skilled nursing facility industry is based on our medium and long-term expectations for the industry and on market data and industry forecasts that had been published before or do not otherwise take into account the ongoing global COVID-19 pandemic. In the short term, we expect both this industry and our business will be impacted by the pandemic, although we cannot predict with certainty the impact the pandemic will have. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—COVID-19 Pandemic.

We are a self-managed and self-administered company that specializes in the acquisition, ownership and triple-net leasing of skilled nursing facilities and other post-acute healthcare properties. As of the date of this prospectus, our portfolio consisted of 79 healthcare properties with an aggregate of 10,426 licensed beds. We hold fee title to 78 of these properties, and hold one property under a long-term lease. These properties are located across Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas. Our 79 properties comprise 85 healthcare facilities, consisting of the following:

●	74 stand-alone skilled nursing facilities;
●	four dual-purpose facilities used as both skilled nursing facilities and long-term acute care hospitals; and
●	three assisted living facilities.

We generate substantially all of our revenues by leasing our properties to tenants under long-term leases on a triple-net basis, under which the tenant pays the cost of real estate taxes, insurance and other operating costs of the facility and capital expenditures. Each healthcare facility located at our properties is managed by a qualified operator with an experienced management team.

We are entitled to monthly rent paid by the tenants and we do not receive any income or bear any expenses from the operation of such facilities. As of the date of this prospectus, the aggregate annualized average base rent under the leases for our properties was approximately $82.8 million.

Since our Predecessor Company was formed, we have demonstrated consistent growth through acquisitions, having purchased 51 properties since January 2015, with an aggregate purchase price of approximately $385.9 million. Our aggregate annualized average base rent has grown at an approximate 22.4% CAGR from $25.9 million at December 31, 2015 to $82.8 million as of the date of this prospectus. During that period, we expanded our geographic footprint from six states to nine states.

Our management team has extensive experience in acquiring, owning, financing, operating and leasing of skilled nursing facilities and other types of healthcare properties. The team is led by Moishe Gubin, our Chief Executive Officer and Chairman of our Board of Directors and Nahman Eingal, our Chief Financial Officer. After the direct listing, they will be joined by Joshua Blisko, who will serve as our Senior Investment Officer. Combined, this team has over 50 years of experience investing in real estate and particularly in healthcare related real estate and operating companies. They have completed over 80 real estate related/healthcare related acquisitions totaling over $700 million in gross investment through various investment vehicles. Our management team also has extensive experience as operators of, and healthcare consultants to, skilled nursing facilities, having managed and operated over 60 skilled nursing facilities, including 55 of our current tenants. We believe our management team’s unique experience across both skilled nursing operations and real estate and its extensive knowledge of the skilled nursing industry position us favorably to take advantage of healthcare investment opportunities. Additionally, our deep and broad relationships with industry operators-have allowed us to identify and acquire skilled nursing facilities to which many of our competitors do not have access.

We have assembled a high quality and diversified portfolio of skilled nursing and other healthcare related facilities and we plan to continue to invest primarily in skilled nursing facilities and other healthcare facilities that primarily provide services to the elderly. We believe these asset classes provide potential for higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise necessary to acquire, own, finance and operate these properties, which are factors that tend to limit competition among investors, owners, operators and finance companies. Additionally, our management team’s strong relationships in the industry have allowed us to acquire healthcare-related properties at valuations that achieve attractive lease yields, with the goal of generating strong returns for our stockholders over the long-term. As we continue to acquire additional properties and expand our portfolio, we expect to continue diversifying our portfolio by geography and by tenant, while also maintaining balance sheet strength and liquidity.

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We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2022. Additionally, we were organized in an UPREIT structure in which we own substantially all of our assets and conduct substantially all of our business through the Operating Partnership. We are the general partner of the Operating Partnership and own approximately 10.9% of the outstanding OP units.

Industry Overview

We specialize in the acquisition of income-producing healthcare-related facilities, primarily focusing on skilled nursing facilities located in the United States. According to the National Health Expenditure Projections for 2019-2028 published by the Centers for Medicare & Medicaid Services (“CMS”), Office of the Actuary, nursing home expenditures are projected to grow from approximately $175 billion in 2019 to approximately $266 billion in 2028, which represents a CAGR of approximately 5% for this period. The industry has continued to evolve to meet the growing demand for post-acute and custodial healthcare services and will continue to increase in spending based on some of the following trends:

Aging Population. According to the U.S. Census Bureau, the number of Americans aged 65 or older is one of the fastest growing segments of the U.S. population and is projected to increase from approximately 56 million in 2020 to 74 million in 2030, which reflects a CAGR of approximately 3%.

Shift of Patient Care Settings to Lower Cost Alternatives. Cost containment measures adopted by the federal government encourage patient treatment in more cost-effective settings, such as SNFs. As a result, higher acuity patients that would have previously been treated in a long-term acute care hospital and/or in an inpatient rehabilitation facility are now increasingly being treated in lower cost settings such as SNFs.

Favorable Supply and Demand Industry Dynamics. The number of SNFs has declined modestly over the past several years. There were approximately 15,000 SNFs in the United States in 2019, according to MedPAC, compared with approximately 16,900 facilities in 2000, according to the Centers for Disease Control and Prevention. We expect that the potential profitability of the SNF industry will improve due to lack of growth in the supply of SNFs and an increase in demand for such facilities due to an increase in the number of individuals over age 65.

Barriers to Entry. In some states, owners and operators of existing SNFs have the benefit of certificate of need, or CON, laws. These laws are state regulatory mechanisms for establishing or expanding health care facilities and services in a given area. In a state with a CON program, a state health planning agency must approve major capital expenditures for certain health care facilities. CON programs aim to control health care costs by restricting duplicative services and determining whether new capital expenditures meet a community need. We believe these laws create barriers to entry for new operators in CON states and limit competition for existing owners and operators. Eight of the nine states in which we own properties require a CON.

Our Portfolio

As of the date of this prospectus, we owned and leased a geographically diverse portfolio of 79 healthcare- related properties in nine states, with an aggregate of 10,426 licensed beds. Of these 79 properties, 74 are skilled nursing facilities, four are dual-purpose facilities used as both skilled nursing facilities and long-term acute care hospitals, and three are assisted living facilities.

The following table contains information regarding our owned and leased healthcare facility portfolio by facility type, as of the date of this prospectus.

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Summary of Our Facilities
Facility Type	Number of Facilities(1)	Licensed Bed Count	Annualized Average Base Rent(2)(3)	% of Total Annualized Base Rent
			(Amounts in $000s)
Skilled Nursing Facilities	78	10,176	$81,497	98.4%
Long-Term Acute Care Hospitals (4)	4	153	940	1.2%
Assisted Living Facilities	3	97	366	0.4%
Total	85	10,426	$82,803	100.0%

(1)	Number of facilities does not equate to the number of properties because four properties include more than one type of facility.

(2)	Annualized average base rent does not represent historical rental amounts. Rather, annualized average base rent represents the average annual base rent for the expected life of the lease, except as otherwise noted. Base rent does not include tenant recoveries, additional rents or other related adjustments, but does include contractual annual rent escalation and averages the base rent over the life of the lease. For additional information on the expiration of these leases, see “Business and Properties — Lease Expirations.”

(3)	There are no material differences between the annualized average base rent for the properties leased to related parties and the properties leased to unaffiliated third parties. In most cases, the base rent is equal to ten percent of the purchase price of the property, subject to adjustments based on changes in the consumer price index.

(4)	As of the date of this prospectus, two of the Long-Term Acute Care Hospitals were vacant. We are actively seeking tenants for these facilities. Annualized Average Base Rent does not include any rent for these facilities.

Property Types

Skilled Nursing Facilities. Skilled nursing facilities, or SNFs, provide services that include daily nursing, therapeutic rehabilitation, social services, housekeeping, nutrition and administrative services for individuals and patients requiring certain assistance for daily living activities. A typical SNF includes mostly one or two bed units, each equipped with a private or shared bathroom and community dining halls.

Long-Term Acute Care Hospitals. Long-term acute care hospitals, or LTACHs, provide a range of services and treatments for acute care domains such as emergency care; urgent care; short-term stabilization; trauma care and acute care surgery; critical care; and prehospital care. The acute service domains mentioned are for individuals and patients with acute life- or limb- threatening medical surgical needs, ambulatory care needs, acute needs before delivery of definitive treatment, community care needs until patient transfer, life-threatening conditions requiring comprehensive care and constant monitoring, and life-threatening injuries requiring acute surgical attention.

Assisted Living Facilities. Assisted living facilities, or ALFs, provide services that include minimal nursing assistance, housekeeping, nutrition, laundry and administrative services for individuals and patients requiring minimal assistance for daily living activities. ALFs enable residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. ALFs are typically comprised of one and two bedroom suites equipped with private bathrooms and efficiency kitchens. Services bundled within one regular monthly fee usually include three meals per day in a central dining room, daily housekeeping, laundry, medical reminders and 24-hour availability of assistance with the activities of daily living, such as eating, dressing and bathing. Professional nursing and healthcare services are available at the facility on-call or at scheduled times.

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Geographic Diversification

As of the date of this prospectus, our portfolio of 79 properties is broadly diversified by geographic location across nine U.S. states, comprising Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas.

The following table contains information regarding our healthcare facility portfolio by geography, as of the date of this prospectus:

State	Number of Properties	Facility Type	Licensed Bed Count	Annualized Average Base Rent (Amounts in $000s)	% of Total Annualized Average Base Rent
Illinois	21	21 SNFs	4,327	$25,941	31.3%
Indiana	15	15 SNFs	1,388	14,258	17.2%
Arkansas	13	12 SNFs 2 ALFs	1,572	11,044	13.3%
Kentucky	9	9 SNFs 1 ALF	1,045	8,214	9.9%
Tennessee	12	12 SNFs	1,056	17,148	20.7%
Texas	3	3 SNFs 3 LTACHs	563	3,471	4.2%
Oklahoma	1	1 SNFs 1 LTACH	137	1,077	1.3%
Ohio	4	4 SNFs	238	864	1.1%
Michigan	1	1 SNF	100	786	1.0%
		78 SNFs 4 LTACHs 3 ALFs
Totals	79		10,426	$82,803	100.0%

Tenants and Operators

Our properties are currently leased to 83 tenants under 28 lease agreements. Our leases include 9 master lease agreements that cover 64 facilities leased to 64 tenants, with the remaining 19 leases each covering a single facility leased to one tenant. Sixty one of our tenants are related parties. As of the date of this prospectus, two facilities were vacant.

Each property is operated as a healthcare facility by a licensed operator, which may be the tenant or a separate operator. Each operator holds a license granted by state regulators to operate a specific type of facility. All of the operators have an experienced management team and senior healthcare staff with substantial knowledge of their respective local markets. We target healthcare operators that are owned by principals with a history of quality care, and the demonstrated ability to successfully navigate in a changing healthcare operating environment. Certain operators are related parties.

We believe that each of the operators of our properties is primarily focused on serving the needs of the local community. Unlike operators that are part of a large national healthcare conglomerate, we believe the operators at our properties can manage their facilities more efficiently because they are not burdened by costly infrastructure and have the flexibility to rapidly adjust their cost structure to respond to changes in the reimbursement environment.

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In order to operate efficiently and improve profitability, most of the operators at our facilities have engaged large consulting firms that specialize in healthcare and skilled nursing operations. These consulting firms provide advice and assistance on marketing, operating policies and procedures, billing, collections and regulatory compliance. The operators and consultants work together to develop and standardize best practices in the facilities, while operating in a cost-efficient manner. The operators at our properties primarily use one of nine principal consulting firms, including four firms that are part of Infinity Healthcare, a healthcare consulting business that is owned by the Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company.

The tenants and operators of our properties have demonstrated the ability to generate consistent profitability despite the challenging markets in which they operate. In many cases, these tenants and operators have successfully optimized and stabilized underperforming skilled nursing facilities. While these tenants and operators have been successful, we expect to seek opportunities to diversify our tenant/operator mix through future acquisitions that will be leased to new operators.

The following table contains information regarding our healthcare facility portfolio by tenant, as of the date of this prospectus:

Lessor/ Company Subsidiary	Tenant/ Operator (1)	State	Property type	Number of licensed beds	Tenant Lease Expiration Year (2)	Rentable square feet	Percent leased	Annualized Lease Income (in $)	% of total Annualized Lease Income	Annualized lease income per SQF (in $)
Master Lease Indiana
1020 West Vine Street Realty LLC	The Waters of Princeton II, LLC	IN	SNF	95	2025	32,571	100%	1,045,506	1.26%	32.10
12803 Lenover Street Realty, LLC	The Waters of Dillsboro – Ross Manor II, LLC	IN	SNF	123	2025	67,851	100%	1,353,655	1.63%	19.95
1350 North Todd Drive Realty LLC	The Waters of Scottsburg II, LLC	IN	SNF	99	2025	28,050	100%	1,089,527	1.32%	38.84
1600 East Liberty Street Realty, LLC	The Waters of Covington II, LLC	IN	SNF	119	2025	40,821	100%	1,309,634	1.58%	32.08
1601 Hospital Drive Realty, LLC	The Waters of Greencastle II, LLC	IN	SNF	100	2025	31,245	100%	1,100,532	1.33%	35.22
1712 Leland Drive Realty, LLC	The Waters of Huntingburg II, LLC	IN	SNF	95	2025	45,156	100%	1,045,506	1.26%	23.15
2055 Heritage Drive Realty, LLC	The Waters of Martinsville II, LLC	IN	SNF	103	2025	30,060	100%	1,133,548	1.37%	37.71
3895 South Keystone Avenue Realty, LLC	The Waters of Indianapolis II, LLC	IN	SNF	81	2025	25,469	100%	891,431	1.08%	35.00
405 Rio Vista Lane Realty, LLC	The Waters of Rising Sun II, LLC	IN	SNF	58	2025	16,140	100%	638,309	0.77%	39.55
950 Cross Avenue Realty, LLC	The Waters of Clifty Falls II, LLC	IN	SNF	138	2025	39,438	100%	1,518,735	1.83%	38.51
958 East Highway 46 Realty, LLC	The Water of Batesville II, LLC	IN	SNF	86	2025	59,582	100%	946,458	1.14%	15.88
2400_Chateau Drive Realty, LLC	The Waters of Muncie II, LLC	IN	SNF	72	2025	22,350	100%	792,383	0.96%	35.45
The Big H2O, LLC	The Waters of New Castle II, LLC	IN	SNF	66	2025	24,860	100%	726,351	0.88%	29.22
Master Lease Central Illinois 1
253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center, LLC	IL	SNF	119	2026	43,189	100%	399,076	0.48%	9.24
3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center, LLC	IL	SNF	181	2026	44,840	100%	606,998	0.73%	13.54
727 North 17th Street LLC	Belleville Rehabilitation and Nursing Center, LLC	IL	SNF	180	2026	50,650	100%	603,644	0.73%	11.92

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Master Lease Landmark
1621 Coit Road Realty, LLC	Landmark of Plano Nursing and Rehabilitation, LLC	TX	SNF	160	2028	49,812	100%	1,257,678	1.52%	25.25
8200 National Avenue Realty, LLC	Landmark of Midwest City Nursing and Rehabilitation, LLC	OK	SNF	106	2028	39,789	100%	833,211	1.01%	20.94
8200 National Avenue Realty, LLC	Landmark of Midwest City Hospital	OK	LTACH	31	2028	49,319	100%	243,675	0.29%	4.94
5601 Plum Creek Drive Realty, LLC	Landmark of Amarillo Nursing and Rehabilitation, LLC	TX	SNF	99	2028	60,031	100%	778,188	0.94%	12.96
9300 Ballard Road Realty, LLC	Landmark of Desplaines Nursing and Rehabilitation, LLC	IL	SNF	231	2022	70,556	100%	1,815,772	2.19%	25.73
911 South 3rd St Realty LLC	Chalet Of Niles	MI	SNF	100	2025	31,895	100%	786,049	0.95%	24.64
1015 Magazine Street, LLC	Landmark of River City Rehabilitation and Nursing Center	KY	SNF	92	2028	36,050	100%	723,165	0.87%	20.06
900 Gagel Avenue, LLC	Landmark of Iroquois Park Rehabilitation and Nursing Center	KY	SNF	120	2028	36,374	100%	943,258	1.14%	25.93
308 West Maple Avenue, LLC	Landmark of Lancaster Rehabilitation and Nursing Center	KY	SNF	96	2028	42,438	100%	754,607	0.91%	17.78
1155 Eastern Parkway, LLC	Landmark of Louisville Rehabilitation and Nursing Center	KY	SNF	252	2028	106,250	100%	1,980,842	2.39%	18.64
203 Bruce Court, LLC	Landmark of Danville Rehabilitation and Nursing Center, LLC, Goldenrod Village Assisted Living Center, LLC	KY	SNF/ ALF	108	2028	46,500	100%	848.932	1.03%	18.26
120 Life Care Way, LLC	Landmark of Bardstown Rehabilitation and Nursing Center	KY	SNF	100	2028	36,295	100%	786,049	0.95%	21.66
1033 North Highway 11, LLC	Landmark of Laurel Creek Rehabilitation and Nursing Center	KY	SNF	106	2028	32,793	100%	833,211	1.01%	25.41
945 West Russell Street, LLC	Landmark of Elkhorn City Rehabilitation and Nursing Center	KY	SNF	106	2028	31,637	100%	833,211	1.01%	26.34
1253 Lake Barkley Drive, LLC	Landmark of Kuttawa, A Rehabilitation & Nursing Center	KY	SNF	65	2031	37,892	100%	510,932	0.62%	13.48
Master Lease Central Illinois 2
107 South Lincoln Street LLC	Park Haven Rehabilitation and Nursing Center, LLC	IL	SNF	101	2034	21,150	100%	390,846	0.47%	18.48
1623 West Delmar Avenue LLC	Godfrey Healthcare & Rehabilitation Center, LLC	IL	SNF	68	2034	15,740	100%	263,144	0.32%	16.72
393 Edwardsville Road LLC	Wood River Healthcare & Rehabilitation Center, LLC	IL	SNF	106	2034	29,491	100%	410,194	0.50%	13.91
Master Lease Ohio
3090 Five Points Hartford Realty, LLC	Concord Care Center of Healthcare of Hartford, Inc.	OH	SNF	54	2025	15,504	100%	196,012	0.24%	12.64
3121 Glanzman Road Realty, LLC	Concord Care Center of Healthcare of Toledo, Inc.	OH	SNF	84	2025	24,087	100%	304,908	0.37%	12.66
620 West Strub Road Realty, LLC	Concord Care Center of Healthcare of Sandusky, Inc.	OH	SNF	50	2025	18,984	100%	181,493	0.22%	9.56
4250 Sodom Hutchings Road Realty, LLC	Concord Care Center of Healthcare of Cortland, Inc.	OH	SNF	50	2025	14,736	100%	181,493	0.22%	12.32

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Master Lease Tennessee 1
115 Woodlawn Drive, LLC	Lakebridge a Waters Community, LLC	TN	SNF	109	2031	37,734	100%	1,514,820	1.83%	40.14
146 Buck Creek Road, LLC	The Waters of Roan Highlands, LLC	TN	SNF	80	2031	30,139	100%	1,111,794	1.34%	36.89
704 5th Avenue East, LLC	The Waters of Springfield, LLC	TN	SNF	66	2031	19,900	100%	917,230	1.11%	46.09
2501 River Road, LLC	The Waters of Cheatham, LLC	TN	SNF	80	2031	37,953	100%	1,111,794	1.34%	29.29
202 Enon Springs Road East, LLC	The Waters of Smyrna, LLC	TN	SNF	91	2031	34,070	100%	1,264,666	1.53%	37.12
140 Technology Lane, LLC	The Waters of Johnson City, LLC	TN	SNF	84	2031	34,814	100%	1,167,384	1.41%	33.53
835 Union Street, LLC	The Waters of Shelbyville, LLC	TN	SNF	96	2031	44,327	100%	1,334,153	1.61%	30.10
Master Lease Tennessee 2
505 North Roan Street, LLC	Agape Rehabilitation & Nursing Center, A Water’s Community	TN	SNF	84	2031	27,100	100%	1,628,910	1.97%	60.11
14510 Highway 79, LLC	Waters of McKenzie, A Rehabilitation & Nursing Center	TN	SNF	66	2031	22,454	100%	1,279,858	1.55%	57.00
6500 Kirby Gate Boulevard, LLC	Waters of Memphis, A Rehabilitation & Nursing Center	TN	SNF	90	2031	51,565	100%	1,745,261	2.11%	33.85
978 Highway 11 South, LLC	Waters of Sweetwater, A Rehabilitation & Nursing Center	TN	SNF	90	2031	30,312	100%	1,745,261	2.11%	57.58
2830 Highway 394, LLC	Waters of Bristol, A Rehabilitation & Nursing Center	TN	SNF	120	2031	53,913	100%	2,327,014	2.81%	43.16
Master Lease Arkansas 1
5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	AR	SNF	117	2028	41,490	100%	821,950	0.99%	19.81
414 Massey Avenue, LLC	Mountain View Residential Home – A Waters Community, LLC	AR	ALF	32	2028	12,548	100%	224,807	0.27%	17.92
706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	AR	SNF	97	2028	31,586	100%	681,445	0.82%	21.57
8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	AR	SNF	140	2028	61,543	100%	983,530	1.19%	15.98
1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	AR	SNF	120	2028	82,328	100%	843,025	1.02%	10.24
5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation – A Waters Community, LLC	AR	SNF	154	2028	56,176	100%	1,081,883	1.31%	19.26
2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	AR	SNF	140	2028	65,149	100%	983,530	1.19%	15.10
1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	AR	SNF	110	2028	32,962	100%	772,773	0.93%	23.44
826 North Street, LLC	The Waters of Stamps, LLC	AR	SNF	94	2028	30,924	100%	660,370	0.80%	21.35

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Individual Leases
Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	IL	SNF	190	2026	37,100	100%	1,005,313	1.21%	27.10
Momence Meadows Realty, LLC	Momence Meadows Rehabilitation and Nursing Center, LLC	IL	SNF	140	2025	37,139	100%	1,038,000	1.25%	27.95
Oak Lawn Nursing Realty, LLC	Oak Lawn Respiratory and Rehabilitation Center, LLC	IL	SNF	143	2031	37,854	100%	1,083,048	1.31%	28.61
Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	IL	SNF	144	2024	34,152	100%	1,215,483	1.47%	35.59
Lincoln Park Holdings, LLC	Lakeview Rehabilitation and Nursing Center, LLC	IL	SNF	178	2031	34,362	100%	1,260,000	1.52%	36.67
Continental Nursing Realty, LLC	Continental Rehabilitation and Nursing Center, LLC	IL	SNF	208	2031	53,653	100%	1,575,348	1.90%	29.36
Westshire Nursing Realty, LLC	City View Multi care Center LLC	IL	SNF	485	2026	124,020	100%	1,788,365	2.16%	14.42
Belhaven Realty, LLC	Belhaven Rehabilitation and Nursing Center, LLC	IL	SNF	221	2026	60,000	100%	2,134,570	2.58%	35.58
West Suburban Nursing Realty, LLC	West Suburban Rehabilitation and Nursing Center, LLC	IL	SNF	259	2027	70,314	100%	1,961,604	2.37%	27.90
Niles Nursing Realty, LLC	Niles Nursing & Rehab, LLC	IL	SNF	304	2026	46,480	100%	2,409,998	2.91%	51.85
Parkshore Estates Nursing Realty, LLC	Parkshore Estates Rehabilitation and Nursing Center, LLC	IL	SNF	318	2026	94,018	100%	2,454,187	2.96%	26.10
Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	IL	SNF	404	2026	120,000	100%	2,547,712	3.08%	21.23
516 West Frech Street LLC	Parker Rehabilitation and Nursing Center, LLC	IL	SNF	102	2030	24,979	100%	498,224	0.60%	19.95
4343 Kennedy Drive, LLC	Hope Creek Nursing and Rehabilitation Center, LLC	IL	SNF	245	2030	104,000	100%	443,800	0.58%	4.63
1316 North Tibbs Avenue Realty LLC	West Park, a Water community	IN	SNF	89	2024	26,572	100%	549,884	0.66%	20.69
1585 Perry Worth Road LLC	The Waters of Lebanon LLC	IN	SNF	64	2027	32,650	100%	116,677	0.14%	3.57
1621 Coit Road Realty, LLC	None	TX	LTACH	43	-	24,906	0%	-	0.00%	-
2301 North Oregon Realty, LLC	Grace Point Wellness Center	TX	SNF	182	2028	19,895	100%	739,423	0.89%	37.17
2301 North Oregon Realty, LLC	Specialty Hospital Management	TX	LTACH	32	2023	24,660	100%	696,000	0.84%	28.22
5601 Plum Creek Drive Realty, LLC	None	TX	LTACH	47		30,015	0%		0.00%	-
9209 Dollarway Road, LLC	The Waters of White Hall, LLC	AR	SNF	120	2029	45,771	100%	843,026	1.02%	18.42
Master Lease Arkansas 2
326 Lindley Lane, LLC	The Waters of Newport, LLC	AR	SNF	120	2028	49,675	100%	843,097	1.02%	16.97
2821 West Dixon Road, LLC	The Waters of West Dixon & West Dixon Assisted Living – A Waters Community, LLC	AR	SNF/ALF	176	2028	50,382	100%	1,236,434	1.49%	24.54
552 Golf Links Road, LLC	Hot Springs Nursing and Rehabilitation – A Waters Community, LLC	AR	SNF	152	2028	30,372	100%	1,067,833	1.29%	35.16
Total/Average				10,426		3,501,551	98.43%	82,802,930	100.00%	23.65

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(1) The tenant and the operator are the same for each facility other than the 13 SNFs leased under the Indiana master lease agreement and one SNF in Amarillo, Texas. In the case of these other facilities, the tenants are county hospitals which have entered into management agreements with the operators listed in the table. These arrangements permit the facilities to participate in a CMS program that pays higher Medicaid reimbursement rates for facilities associated with hospitals in underserved areas.

(2) The expiration dates do not reflect the exercise of any renewable options.

As of the date of this prospectus, we lease 55 of our facilities to tenants that are affiliates of Moishe Gubin who serves as Chairman of the Board and our Chief Executive Officer, Michael Blisko, who serves as one of our directors, and Ted Lerman, one of the Controlling Members of the Predecessor Company, and six additional facilities to affiliates of Steven Blisko, the brother of Michael Blisko. As of the data of this prospectus, approximately 79.8% of our annualized base rent is received from such related-party tenants. The failure of these tenants to perform their obligations under their leases or renew their leases upon expiration could have a material adverse effect on our business, financial condition and results of operations. As a result, a substantial portion of our rental income is received from related parties. The Controlling Members of the Predecessor Company are Moishe Gubin, Michael Blisko and Ted Lerman and their affiliates. Mr. Gubin is the Chief Executive Officer of the Predecessor Company and serves as our Chief Executive Officer and our Chairman. Michael Blisko is the Chief Executive Officer of Blisko Enterprises LP, a family-owned investment company and serves as one of our directors. Ted Lerman is the Chief Executive Officer of A&F Realty LLC, a family-owned investment company. The other six facilities are leased to affiliates of Steven Blisko, who is the brother of Michael Blisko. Steven Blisko is not a Controlling Member or an affiliate of the Company.

Rental income from leases with these related party tenants represented 79.75% of all rental income for the quarter ended September 30, 2021. We believe these affiliated relationships provide a strong alignment of interests between us and our tenants and offers us increased operating flexibility with regards to potentially replacing underperforming tenants or evaluating acquisitions in new states. As we continue to grow and expand our portfolio, we intend to develop new relationships with unrelated party tenants and operators in order to diversify our tenant base and reduce our dependence on related party and operators.

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The following table contains information regarding tenant/operators that are related parties of the Predecessor Company as of the date of this prospectus:

Tenant/Operators that are Related Parties
Lessor/ Company Subsidiary	Tenant/ Operator (1)	Beneficial Owner Percentage in Tenant/Operator by Related Party
		Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Steven Blisko
Master Lease Indiana
1020 West Vine Street Realty LLC	The Waters of Princeton II, LLC	38.60%	39.64%	20.20%
12803 Lenover Street Realty, LLC	The Waters of Dillsboro – Ross Manor II, LLC	38.60%	39.64%	20.20%
1350 North Todd Drive Realty LLC	The Waters of Scottsburg II, LLC	38.60%	39.64%	20.20%
1600 East Liberty Street Realty, LLC	The Waters of Covington II, LLC	38.60%	39.64%	20.20%
1601 Hospital Drive Realty, LLC	The Waters of Greencastle II, LLC	38.60%	39.64%	20.20%
1712 Leland Drive Realty, LLC	The Waters of Huntingburg II, LLC	38.60%	39.64%	20.20%
2055 Heritage Drive Realty, LLC	The Waters of Martinsville II, LLC	38.60%	39.64%	20.20%
3895 South Keystone Avenue Realty, LLC	The Waters of Indianapolis II, LLC	38.60%	39.64%	20.20%
405 Rio Vista Lane Realty, LLC	The Waters of Rising Sun II, LLC	38.60%	39.64%	20.20%
950 Cross Avenue Realty, LLC	The Waters of Clifty Falls II, LLC	38.60%	39.64%	20.20%
958 East Highway 46 Realty, LLC	The Water of Batesville II, LLC	38.60%	39.64%	20.20%
2400 Chateau Drive Realty, LLC	The Waters of Muncie II, LLC	38.60%	39.64%	20.20%
The Big H2O, LLC	The Waters of New Castle II, LLC	38.60%	39.64%	20.20%

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Master Lease Tennessee
115 Woodlawn Drive, LLC	Lakebridge, a Waters Community, LLC	40.00%	40.00%	20.00%
146 Buck Creek Road, LLC	The Waters of Roan Highlands, LLC	40.00%	40.00%	20.00%
704 5th Avenue East, LLC	The Waters of Springfield, LLC	40.00%	40.00%	20.00%
2501 River Road, LLC	The Waters of Cheatham, LLC	40.00%	40.00%	20.00%
202 Enon Springs Road East, LLC	The Waters of Smyrna, LLC	40.00%	40.00%	20.00%
140 Technology Lane, LLC	The Waters of Johnson City, LLC	40.00%	40.00%	20.00%
835 Union Street, LLC	The Waters of Shelbyville, LLC	40.00%	40.00%	20.00%
505 North Roan Street, LLC	Agape Rehabilitation & Nursing Center, A Water’s Community	40.00%	40.00%	20.00%
14510 Highway 79, LLC	Waters of McKenzie, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
6500 Kirby Gate Boulevard, LLC	Waters of Memphis, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
978 Highway 11 South, LLC	Waters of Sweetwater, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
2830 Highway 394, LLC	Waters of Bristol, A Rehabilitation & Nursing Center	40.00%	40.00%	20.00%
Master Lease Arkansas 1
5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	46.25%	46.25%	7.50%
414 Massey Avenue, LLC	Mountain View Residential Home – A Waters Community, LLC	46.25%	46.25%	7.50%
706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	46.25%	46.25%	7.50%
8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	46.25%	46.25%	7.50%
1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	46.25%	46.25%	7.50%
5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation – A Waters Community, LLC	46.25%	46.25%	7.50%
2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	46.25%	46.25%	7.50%
1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	46.25%	46.25%	7.50%
826 North Street, LLC	The Waters of Stamps, LLC	46.25%	46.25%	7.50%

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Individual Leases
Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	37.50%	37.50%	5.00%
Momence Meadows Realty, LLC	Momence Meadows Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%
Oak Lawn Nursing Realty, LLC	Oak Lawn Respiratory and Rehabilitation Center, LLC	50.00%	50.00%	0.00%
Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%
Lincoln Park Holdings, LLC	Lakeview Rehabilitation and Nursing Center, LLC	40.00%	40.00%	0.00%
Continental Nursing Realty, LLC	Continental Rehabilitation and Nursing Center, LLC	37.50%	37.50%	5.00%
Westshire Nursing Realty, LLC	City View Multi care Center LLC	50.00%	50.00%	0.00%
Belhaven Realty, LLC	Belhaven Rehabilitation and Nursing Center, LLC	35.00%	35.00%	24.99%
West Suburban Nursing Realty, LLC	West Suburban Rehabilitation and Nursing Center, LLC	37.50%	37.50%	5.00%
Niles Nursing Realty, LLC	Niles Nursing & Rehab, LLC	40.00%	40.00%	20.00%
Parkshore Estates Nursing Realty, LLC	Parkshore Estates Rehabilitation and Nursing Center, LLC	30.00%	30.00%	20.00%
Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	33.39%	33.39%	23.97%
516 West Frech Street LLC	Parker Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%
4343 Kennedy Drive, LLC	Hope Creek Nursing and Rehabilitation Center, LLC	50.00%	50.00%	0.00%
1316 North Tibbs Avenue Realty LLC	West Park, a water community	40.00%	40.00%	20.00%
1585 Perry Worth Road LLC	The Waters of Lebanon LLC	40.00%	40.00%	20.00%
9209 Dollarway Road, LLC	The Waters of White Hall, LLC	46.25%	46.25%	7.50%

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Master Lease Arkansas 2
326 Lindley Lane, LLC	The Waters of Newport, LLC	46.25%	46.25%	7.50%
2821 West Dixon Road, LLC	The Waters of West Dixon & West Dixon Assisted Living – A Waters Community, LLC	46.25%	46.25%	7.50%
552 Golf Links Road, LLC	Hot Springs Nursing and Rehabilitation – A Waters Community, LLC	46.25%	46.25%	7.50%
Master Lease Central Illinois 1
253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center, LLC			40.00%	60.00%
3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center, LLC			40.00%	60.00%
727 North 17th Street LLC	Belleville Rehabilitation and Nursing Center, LLC			40.00%	60.00%
Master Lease Central Illinois 2
107 South Lincoln Street LLC	Park Haven Rehabilitation and Nursing Center, LLC			40.00%	60.00%
1623 West Delmar Avenue LLC	Godfrey Healthcare & Rehabilitation Center, LLC			40.00%	60.00%
393 Edwardsville Road LLC	Wood River Healthcare & Rehabilitation Center, LLC			40.00%	60.00%

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Principal Consulting Firms to Operators

The principal consulting firms engaged by our tenants as of September 30, 2021 are described below. They provide the tenants with a wide range of advice and assistance that we believe significantly enhances the operators’ ability to operate successfully. As further described below, some of the consulting firms are related parties.

Infinity Healthcare (“Infinity”). Infinity is a consulting group that provides healthcare consulting services to the healthcare industry, including facilities that offer skilled and intermediate nursing, short-term rehabilitation, services for residents with dementia and Alzheimer’s disease, behavioral health, ventilator units, in-house dialysis, and home health. Infinity was founded in 2008 by Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company. Infinity provides consulting services to 67 facilities (of which 55 are leased from us) in Arkansas, Illinois, Indiana, Michigan, Oklahoma, Tennessee and Texas.

Benchmark Healthcare (“Benchmark”). Benchmark is a healthcare consulting service provider to the skilled nursing facility industry. Benchmark was founded in 2015 and primarily provides consulting services to A&M Healthcare which, through its subsidiaries, holds the licenses to 15 skilled nursing facilities. A&M Healthcare operates under the trade name Landmark. Benchmark provides consulting services to 17 facilities (of which 16 are leased from us) in Kentucky, Illinois Texas, Michigan and Oklahoma.

Integrity Healthcare Communities (“Integrity”). Integrity is a healthcare consulting company that provides consulting services to the skilled nursing facility industry. Integrity was founded in 2010 by Steven Blisko, who is the brother of Michael Blisko. Integrity provides consulting services to 11 skilled nursing facilities (of which 6 are leased from us) in central and southern Illinois.

AOM Healthcare Management (“AOM”). AOM is a diverse and experienced healthcare consulting firm founded in the 2000’s and based in New York. AOM provides consulting services to 22 skilled nursing facilities (of which four are leased from us) in New York and Ohio.

Paramount Healthcare Consultants (“Paramount”). Paramount is a diverse and experienced healthcare consulting firm founded in 2008 and based in Louisiana. Paramount provides consulting services to 11 healthcare facilities (of which one is leased from us) in Louisiana and Texas.

Each of these consultants provides services to our tenants and operators directly without any involvement by us. None of these consultants provide us with any services and we have no contractual obligations or commitments with these consultants. We do not require any tenants or operators to use the services of any consultant.

Competitive Strengths

We believe that the following competitive strengths provide a solid foundation for the sustained growth of our business and successful execution of our business strategies:

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Diversified Portfolio. We have a portfolio that is diversified in terms of both geography and tenant composition. As of the date of this prospectus, our portfolio is comprised of 79 healthcare-related properties with a total of 10,426 licensed beds located throughout Arkansas, Illinois, Indiana, Kentucky, Michigan, Ohio, Oklahoma, Tennessee and Texas. We believe that our geographic diversification limits the potential impact of any regulatory, reimbursement, competitive dynamic or other changes in any single market on the overall performance of our portfolio. We lease our properties to 83 tenants, with no single tenant accounting for more than 3.08% of our annualized base rent. This diversification limits our exposure for any single tenant that encounters financial or operational difficulties.

Protected Markets. In eight of the nine states in which we operate, we benefit from CON laws that require state approval for the constructions and expansion of certain types of healthcare facilities. These laws represent significant barriers to entry and limit competition in these markets.

Demonstrated Ability to Identify and Structure Accretive Acquisition Opportunities. Our management team has long-standing relationships in the skilled nursing and post-acute industries. Through their experience in acquiring these types of facilities, we have the proven ability to identify and complete complex and accretive transactions. For example, in 2019 we acquired seven skilled nursing facilities in Arkansas and Kentucky through the assumption of approximately $37 million of mortgage debt, which allowed us to acquire the properties at an estimated discount of approximately 31% to the fair market value of the properties. Similarly, in 2018 we also acquired an additional 10 facilities for a total consideration of $44.8 million through the assumption or payment of the outstanding loan on the facilities or directly from the lender, in each case at discounted prices relative to the fair market value of the properties. These 16 properties are expected to generate average annual rental income of approximately $14 million over the life of the leases and represent an opportunity that is consistent with our track record of identifying and acquiring accretive acquisitions. Additionally, because many of our acquisitions are off-market opportunities sourced through our management team’s network of industry relationships, we believe we do not typically compete with larger healthcare-focused real estate companies for acquisitions as they tend to focus on larger, platform acquisition opportunities. As a result, we have consistently acquired assets at attractive valuations and believe we can continue to identify these types of opportunities to expand our portfolio.

Significant Experience Acquiring Underperforming Assets. Although we primarily seek to acquire properties that have had consistent profitability, we may also acquire underperforming properties if we believe that the underlying facilities can become successful through better management. Our management team’s prior experience as operators gives it the ability to evaluate these types of facilities and their potential for improved revenue enhancement and increased operating efficiencies. We will consider the acquisition of underperforming properties if they are available at attractive valuations and provide us with significant upside potential once their new operators have successfully stabilized and optimized their operations. If we acquire underperforming properties, we would expect to lease them to tenants and operators that have significant turnaround experience and support from experienced consultants.

Experienced and Adept Operators. We have strong and long-standing relationships with operators and their principals who have significant experience in operating successful skilled nursing facilities. These operators and their principals have a strong track record of operating in challenging markets where operators are subject to increased regulatory issues and significant competition. Additionally, these operators and their principals have learned to successfully operate facilities in which most of the revenue is earned from providing services to patients covered by Medicaid which are subject to lower reimbursement rates than other revenue sources.

Consulting Firms Provide Additional Resources for the Operators of our Facilities. Most of the operators of our facilities utilize the services of experienced healthcare consulting firms to provide them with expert advice and assistance with their operations. We believe these consulting firms provide the operators with additional expertise and resources that materially enhance their ability to operate efficiently and to meet applicable regulatory requirements.

Close Relationships with Tenants, Operators and Consultants Provide Enhanced Oversight, Market Intelligence and Strong Alignment of Interests. The nature of our close relationships with the tenants and operators of our properties and their consulting firms allows us to maintain close communication and obtain early knowledge of potential issues faced by our tenants, enabling us to address those issues that affect us as the lessor. These relationships also provide us with intelligence on the markets in which we own properties and assistance in locating new and replacement tenants. Additionally, the consulting firms assist us without charge in evaluating potential acquisitions and operators. This assistance provides us with insight on local market trends, which is particularly valuable for new markets. These relationships also provide a strong alignment of interests between our interests as a property owner and our tenants’ interests.

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Well-Structured, Long-Term, Triple-Net Leases Generate Predictable and Growing Rental Income Streams. Most of our owned properties are leased to tenants under long-term, non-cancellable, triple-net leases, pursuant to which the tenants are responsible for all maintenance and repairs, insurance and taxes associated with the leased properties and the business conducted at the properties. As of September 30, 2021, 98.43% of the gross leasable area of our facilities was leased with an average remaining lease term of 6.42 years. Our portfolio had normalized EBITDARM and normalized EBITDAR coverage ratios of 2.74x and 2.07x, respectively, for the twelve month period ended June 30, 2021 (based on internally prepared financial results of our tenants). Our leases generally have terms that range from 10 to 20 years with two five-year extensions, and annual rent escalators of 1% to 3% per year, which provides us with a steady and growing cash rental stream. Additionally, our leases are structured to provide us with key credit support and have credit enhancement provisions that may include non-refundable security deposits of up to 6 months, personal and corporate guarantees and cross-default provisions under our master leases. Approximately 70.5% of our total annualized rental revenue is generated through our 9 master leases that have cross-default and cross-collateralization provisions.

Seasoned Management Team with Significant Experience. Moishe Gubin, our Chairman and Chief Executive Officer, has over 21 years of operating and real estate experience in the skilled nursing and long-term care industries. Prior to founding the Predecessor Company, Mr. Gubin worked as an operator of skilled nursing facilities and built a strong operational knowledge base that has been incorporated into the day-to-day management of our current portfolio. Additionally, Mr. Gubin has significant acquisition experience having completed over 80 healthcare-related facilities with an aggregate investment amount of over $700 million since 2003. Nahman Eingal, our Chief Financial Officer, has an extensive background in real estate finance with over 20 years of experience in the banking industry focusing on commercial lending to healthcare providers. Mr. Gubin and Mr. Eingal also have significant experience accessing the debt capital markets to fund growth, having raised over $266 million of publicly traded bonds that are listed on the Tel Aviv Stock Exchange. Joshua Blisko, our proposed Senior Investment Officer, has served in various roles across corporate finance and real estate and previously oversaw over $400 million in asset dispositions and over $350 million in financing and refinancing transactions. We believe that the diverse operational and financial background and expertise of our management team gives us the ability to successfully manage our portfolio and sustain our growth.

Experienced Public Filer. Our BVI Company has raised, in aggregate, over $266 million from the sale of bonds that are listed on the TASE. Under the regulations of the TASE and the Israeli Securities Act, the BVI Company has reporting and corporate governance requirements that include filing of quarterly and annual financial reports, conducting stockholder meetings, maintaining an independent board and addressing conflicts of interest. As a result, our management team has experience in operating in a manner that is similar to a U.S. public company and has established reporting and governance processes and policies that can be adapted to meet the requirements for operating as a U.S. public company.

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Our Business and Growth Strategies

Our objective is to generate attractive returns for our stockholders over the long-term through dividends and capital appreciation. Key elements of our strategy include the following:

Acquire Additional Healthcare Properties in Concentrated Geographic Areas. We plan to invest primarily in real estate used as skilled nursing facilities and other healthcare facilities that provide services to the elderly, where our management team has substantial experience and relationships. We believe these facilities have the potential to provide higher risk-adjusted returns compared to other forms of net-leased real estate assets due to the specialized expertise necessary to acquire, own, finance and manage these properties, which are factors that tend to limit competition among investors, owners, operators and finance companies. We will seek to acquire properties in states where we believe we can build regional density in order to create competitive advantages and drive operational and cost efficiencies.

Negotiate Well-Structured Net Leases. Our primary ownership structure is a facility purchase with a long-term triple-net lease with the healthcare operator. We seek to structure our leases with lease terms ranging from 10 to 15 years with tenant options to extend the lease for an additional period of 5 to 10 years, and rent escalators that provide a steadily growing cash rental stream. Our lease structures are designed to provide us with credit support for our rents, including, in certain cases, lease deposits, covenants regarding liquidity, and various provisions for cross-default. We believe these features help insulate us from variability in operator cash flows and enable us to minimize our expenses while we continue to build our portfolio.

Leverage Existing and Develop New Operator Relationships. Our management team has long-standing relationships in the healthcare industry through which we have sourced our existing portfolio, and we intend to continue to expand our portfolio by leveraging these existing relationships. Most of our properties are leased to related parties. One of our goals is to reduce our dependence on related party tenants in order to diversify our tenant base. Although we expect to continue to lease properties to related party tenants in markets in which the related party tenants have substantial experience and operations, we intend to lease properties in other markets to unrelated tenants if we are able to identify qualified operators. Additionally, we will consider leasing properties to unrelated parties in markets in which related parties operate if we are able to identify qualified operators that are willing to lease properties on terms that are no less favorable than those available from related parties.

Finance existing portfolio with Long-Term, Low-Interest Rate, HUD Guaranteed Non-Recourse Debt. We have, and will continue to use, an attractive capital structure in the form of HUD guaranteed mortgage loans through existing government programs, which are long-term, low-interest rate and non-recourse. Currently HUD guaranteed loans are available for periods of 30 to 35 years at a weighted-average interest rate of 10 years Treasury bills plus 1.8%-2.0% (not including 0.65% mortgage insurance premium).

Utilize Comprehensive Investment Underwriting Criteria. We have adopted what we believe to be a thorough investment underwriting process based on careful analysis and due diligence with respect to both the healthcare real estate and the healthcare service operations. We seek to make investments in healthcare properties that have the following attributes: well-located, visible to traffic, in good physical condition with predictable future capital improvement needs and with attractive prospects for future profitability.

Monitor the Performance of our Facilities and Industry Trends. We carefully monitor the financial and operational performance of our tenants and of the specific facilities in which we invest through a variety of methods, such as reviews of periodic financial statements, and regular meetings with the facility operators. Pursuant to the terms of our leases, our tenants are required to provide us with certain periodic financial statements and operating data.

Utilize Targeted Leverage in Our Investing Activities. We seek to utilize a targeted level of leverage that is appropriate in light of market conditions, future cash flows, the creditworthiness of tenants and future rental rates. We will seek to achieve a ratio of debt to asset fair market value in the range of 45% to 55%. However, our charter and bylaws do not limit the amount of debt that we may incur and our board of directors has not adopted a policy limiting the total amount of our borrowings.

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Policy for the Acquisition and Sale of Properties

As of the date of this prospectus, our goal is to increase our portfolio of properties through the purchase of additional healthcare properties at attractive prices with a targeted annual rate of return on equity in the range of 17%-20%, assuming financing based on a 65% loan-to-value ratio and interest at 6% percent per annum and lease payments of no more than 80% of the operator’s pro forma adjusted EBITDAR. Our goal is to obtain approximately 25% internal rate of return over an approximate 20 year investment horizon.

In considering these performance targets, prospective investors should bear in mind that targeted performance for each acquisition is not a guarantee, projection, forecast or prediction and is not necessarily indicative of future results. These performance targets are as of the date hereof and may change in the future. The performance targets are based on an assumption that economic, market and other conditions will not deteriorate and, in some cases, will improve. These performance targets are also based on estimates and assumptions about performance believed to be reasonable under the circumstances, but actual realized returns of our investments will depend on, among other factors, the ability to consummate attractive investments, future operating results, the value of the assets and market conditions at the time of disposition, any related transaction costs and the timing and manner of sale, all of which may differ from the assumptions and circumstances on which targeted returns are based. We believe the performance targets are reasonable, but prospective investors should keep in mind that this investment involves a high degree of risk and they should purchase these securities only if they can afford a complete loss of their investment. Prospective investors should read the section entitled “Risk Factors” beginning on page 40 for a discussion of certain risks that they should carefully consider before investing in shares of our common stock.

We believe our management team’s depth of experience in healthcare real estate, operations and finance provides us with unique perspective in underwriting potential investments. Our real estate underwriting process focuses on both real estate and healthcare operations. The process includes a detailed analysis of the facility and the financial strength and experience of the tenant and its management. Key factors that we consider in the underwriting process include the following:

● the current, historical and projected cash flow and operating margins of each tenant and at each facility;

● the ratio of our tenants’ operating earnings both to facility rent and to facility rent plus other fixed costs, including debt costs;

● the quality and experience of the tenant and its management team;

● construction quality, condition, design and projected capital needs of the facility and property condition assessments;

● competitive landscape;

● drivers of healthcare-related needs;

● the location of the facility;

● local economic and demographic factors and the competitive landscape of the market;

● licensure and accreditation;

● the effect of evolving healthcare legislation and other existing and future regulations and compliance with such regulations on our tenants’ profitability and liquidity; and

● the payor mix of private, Medicare and Medicaid patients at the facility.

We also require tenants to furnish property and operator-level financials, among other data, on a monthly basis; we evaluate individual and portfolio property performance, liquidity metrics, lease and debt coverage, occupancy, planned capital expenditures, and other measures; and we conduct in- person visits to each facility in the portfolio at least two times per year. We believe our underwriting process enables us to acquire desirable properties with strong tenants that will support our ability to deliver attractive risk-adjusted returns to our stockholders.

The policy does not limit the authority of our board of directors to change or deviate from the policy as it sees fit from time to time. Changes to the policy do not require stockholder approval.

Our management does not have a fixed policy relating to the sale of properties. Accordingly, each potential sale opportunity will be examined on its merits in view of the business opportunity involved.

Sourcing and Initial Screening

Our management team has developed and maintains an extensive network of relationships among active participants within the healthcare services industry. We believe these broad reaching relationships help identify potential healthcare properties for us to acquire and we intend to source acquisitions in off-market and target-marketed transactions from our existing operators and their consulting firms with whom we have strong existing relationships.

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Underwriting and Analysis

Once a potential healthcare facility is identified, we begin our initial due diligence process. We generally require an initial pro forma EBITDAR for the potential facility, which is calculated based on current facility census, current facility Medicaid rate, projected Medicare rate based on a similar facility we own, and projected expenses also based on a similar facility (size, location and structure) we own. Once we have formulated a pro forma EBITDAR, we then allocate 80% of EBITDAR to future first year rent payment and 20% of EBITDAR to profit that is kept by the operator. We then leverage our relationships with the various consulting firms that are engaged by our tenants and collaborate with them in an effort to ensure the analysis is accurate and the facility’s EBITDAR goal is achievable. Their local market insights and experience operating skilled nursing facilities help us with our acquisition underwriting and assist us in determining valuations and projected rent payments. Once the financial analysis is confirmed, we apply a 10% capitalization rate on the target rent amount to set a maximum purchase price. We then submit a letter of intent, or LOI, to a seller for the purchase of the property. If the LOI is accepted, we request initial due diligence information and materials from the seller, which includes information on operational history, financial results, operational statistics, referral patterns and sources, payor mix, the various governmental oversight survey results and responses thereto, accreditation surveys and responses, payroll information and the competitive landscape of the market. After evaluating the due diligence materials, submitted by the potential tenant, our management team presents the opportunity to our investment committee to decide whether or not to pursue the acquisition.

Approval by Investment Committee and Board of Directors

The BVI Company has had an investment committee that reviews all acquisitions and makes recommendations regarding each acquisition to the board of directors of the BVI Company. If any transaction involves a related party, the transaction must first be approved by the audit committee of the BVI Company. All acquisitions must be approved by the full board of directors of the BVI Company. The members of the audit committee of the BVI Company, and a majority of the directors of the BVI Company, are deemed to be independent for purposes of the Israeli Companies Law and the Israeli Securities Act. This approval process will be maintained until all of the Bonds issued by the BVI Company in Israel are repaid and cancelled.

Additionally, the Company has implemented a similar approval process. Each acquisition is first reviewed by an investment committee appointed by our board of directors. If the acquisition is recommended by the investment committee, it would then be submitted to our board of directors for approval. If any transaction involves a related party, the transaction would need to be approved by our audit committee, all of whom will be independent directors or the affirmative vote of a majority of the disinterested members of the board.

At the present time, the investment committees of the Company and the BVI Company consist of Moishe Gubin, Michael Blisko, Ted Lerman, Mark Myers and Stan Gertz. Mr. Gubin is our Chairman and Chief Executive Officer. Mr. Blisko is a director of the Company. Mr. Gubin, Mr. Blisko and Mr. Lerman are also Controlling Members of the Predecessor Company. Mr. Myers is a broker with Walker & Dunlop, Inc., a real estate brokerage firm, and specializes in senior healthcare transaction. He is serving as member of the committee in his personal capacity and not as a representative of Walker & Dunlop, Inc. Mr. Gertz is a former commercial banker with substantial experience in healthcare lending.

We expect that the investment committees will review an in-depth investment package that is prepared by our management team for each acquisition. The investment package would typically include the facility type, operator, operator parent company (lease guarantor), acquisition price (in gross dollars, per square foot, per bed, or other manner as deemed appropriate), operator and parent financial statements (3 to 5 years), operator statistical trends (payor mix, referral sources, patient acuity, etc.), initial lease term, initial lease rate, annual increases to lease rate, optional renewal periods, lease coverage, fixed charge coverage, regulatory compliance and history of deficiencies, demographic and competitive information for the location, all of which are accompanied with a general discussion and summary of why our management team believes the property should be acquired.

Remaining Due Diligence and Closing

Typically, our in-house legal counsel will prepare and negotiate an asset purchase agreement, review the title report and the applicable federal, state or local regulatory compliance requirements. We typically engage third-party consultants to perform property environmental assessments, structural analyses, ALTA surveys and other applicable inspections or reports prior to closing on the transaction. Legal counsel is responsible for coordinating the flow of documents and reports.

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Our Leases

As of the date of this prospectus, all of our properties were subject to lease agreements except for two vacant facilities with approximately 55,000 square feet combined that are designed as a long-term acute care hospitals in two of our dual-purpose properties. Our leases have a weighted-average annualized lease income per leased square foot of $23.65, and as of September 30, 2021, a weighted-average remaining lease term of approximately 6.42 years. To our knowledge, none of our current tenants are in default under any of the leases.

Each of our properties is leased under a separate lease agreement, although 9 groups of properties, covering a total of 64 facilities, are subject to 9 master lease agreements. Each master lease agreement provides that the tenants under the master lease are jointly and severally liable for the obligations of all of the other tenants under such master lease. We entered into these master lease agreements in order to facilitate financing the underlying properties. Rental income under these master leases represents a substantial portion of our rental income.

The following table summarizes information concerning the master lease agreements as of the date of this prospectus (dollars in thousands):

Master Lease Agreements
Master Lease Name	States	Facilities Count	GLA	Annualized Average Base Rent ($000s)	% of Total Annualized Average Base Rent
Master Lease Indiana	IN	13	463,593	$13,592	16.4%
Master Lease Central Illinois 1	IL	3	138,679	$1,610	1.9%
Master Lease Landmark	TX/OK/ MI/IL/KY	16	707,631	$13,929	16.8%
Master Lease Ohio	OH	4	73,311	$864	1.1%
Master Lease Central Illinois 2	IL	3	66,381	$1,064	1.3%
Master Lease Tennessee 1	TN	7	238,937	$8,422	10.2%
Master Lease Tennessee 2	TN	5	185,344	$8,726	10.5%
Master Lease Arkansas 1	AR	9	414,706	$7,053	8.5%
Master Lease Arkansas 2	AR	4	130,429	$3,147	3.8%
Total (9)		64	2,419,011	$58,407	70.5%

Note: The tenants under these master lease agreements are related parties, including the tenants under the master leases in Indiana and the Tennessee, and the two master leases in Arkansas that are affiliated with Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company. See “Business and Properties – Our Leases.”

The following table summarizes information concerning the lease agreements that are not subject to a master lease agreement as of the date of this prospectus (dollars in thousands):

Individual Leases
Lessor	State	Facility Type	Rentable Sq. Ft.	Annualized Average Base Rent ($000s)	% of Total Annualized Average Base Rent
Ambassador Nursing Realty, LLC	Illinois	SNF	37,100	$1,005	1.2%
Momence Meadows Realty, LLC	Illinois	SNF	37,139	$1,038	1.3%
Oak Lawn Nursing Realty, LLC	Illinois	SNF	37,854	$1,083	1.3%
Forest View Nursing Realty, LLC	Illinois	SNF	34,152	$1,215	1.5%
Lincoln Park Holdings, LLC	Illinois	SNF	34,362	$1,260	1.5%
Continental Nursing Realty, LLC	Illinois	SNF	53,653	$1,575	1.9%
Westshire Nursing Realty, LLC	Illinois	SNF	124,020	$1,788	2.2%
Belhaven Realty, LLC	Illinois	SNF	60,000	$2,135	2.6%
West Suburban Nursing Realty, LLC	Illinois	SNF	70,314	$1,962	2.4%
Niles Nursing Realty, LLC	Illinois	SNF	46,480	$2,410	2.9%
Parkshore Estates Nursing Realty, LLC	Illinois	SNF	94,018	$2,454	3.0%
Midway Neurological and Rehabilitation Realty, LLC	Illinois	SNF	120,000	$2,548	3.1%
516 West Frech Street, LLC	Illinois	SNF	24,979	$498	0.6%
4343 Kennedy Drive, LLC	Illinois	SNF	104,000	479	0.5%
1316 North Tibbs Avenue Realty LLC	Indiana	SNF	26,572	$550	0.7%
1585 Perry Worth Rd, LLC	Indiana	SNF	32,650	$117	0.1%
1621 Coit Road Realty, LLC(1)	Texas	LTACH	24,906	$0	0.0%
2301 North Oregon Realty, LLC	Texas	SNF	19,895	$740	0.9%
2301 North Oregon Realty, LLC	Texas	LTACH	24,660	$696	0.8%
5601 Plum Creek Drive Realty, LLC(1)	Texas	LTACH	30,015	$0	0.0%
9209 Dollarway Road, LLC	Arkansas	SNF	45,771	$843	1.0%
Total (21)			1,082,540	$24,396	29.5%

(1) Represents the two LTACH facilities that were vacant.

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Current Portfolio Detail

The following table contains supplemental information regarding our total portfolio, as of the date of this prospectus unless otherwise mentioned (dollars in thousands):

Location		Tenant/Operator	Weighted Average Remaining Lease Term (3)	Total Lease GLA	% Of Total Lease GLA	Annualized Lease Income ($)	% of Total Annualized Lease Income
Master Lease Indiana
Princeton	IN	The Waters of Princeton II, LLC(2)	3.75	32,571	0.93%	1,045,506	1.26%
Dillsboro	IN	The Waters of Dillsboro – Ross Manor II, LLC(2)	3.75	67,851	1.94%	1,353,655	1.63%
Scottsburg	IN	The Waters of Scottsburg II, LLC(2)	3.75	28,050	0.80%	1,089,527	1.32%
Covington	IN	The Waters of Covington II, LLC(2)	3.75	40,821	1.17%	1,309,634	1.58%
Greencastle	IN	The Waters of Greencastle II, LLC(2)	3.75	31,245	0.89%	1,100,532	1.33%
Huntingburg	IN	The Waters of Huntingburg II, LLC(2)	3.75	45,156	1.29%	1,045,506	1.26%
Martinsville	IN	The Waters of Martinsville II, LLC(2)	3.75	30,060	0.86%	1,133,548	1.37%
Indianapolis	IN	The Waters of Indianapolis II, LLC(2)	3.75	25,469	0.73%	891,431	1.08%
Rising Sun	IN	The Waters of Rising Sun II, LLC(2)	3.75	16,140	0.46%	638,309	0.77%
Madison	IN	The Waters of Clifty Falls II, LLC(2)	3.75	39,438	1.13%	1,518,735	1.83%
Batesville	IN	The Water of Batesville II, LLC(2)	3.75	59,582	1.70%	946,458	1.14%
Muncie	IN	The Waters of Muncie II, LLC(2)	3.75	22,350	0.64%	792,383	0.96%
New Castle	IN	The Waters of New Castle II, LLC (2)	3.75	24,860	0.71%	726,351	0.88%
Master Lease Central Illinois 1
Columbia	IL	Columbia Rehabilitation and Nursing Center, LLC(2)	4.50	43,189	1.23%	399,076	0.48%
Alton	IL	Alton Rehabilitation and Nursing Center, LLC(2)	4.50	44,840	1.28%	606,998	0.73%
Belleville	IL	Belleville Rehabilitation and Nursing Center, LLC(2)	4.50	50,650	1.45%	603,644	0.73%
Master Lease Landmark
Plano	TX	Landmark of Plano Nursing and Rehabilitation, LLC	6.25	49,812	1.42%	1,257,610	1.52%
Midwest City	OK	Landmark of Midwest City Nursing and Rehabilitation, LLC	6.25	39,789	1.14%	833,167	1.01%
Midwest City	OK	Landmark of Midwest City Hospital	6.25	49,319	1.41%	243,662	0.29%
Amarillo	TX	Landmark of Amarillo Nursing and Rehabilitation, LLC	6.25	60,031	1.71%	778,146	0.94%
Des Plaines	IL	Landmark of Des Plaines Nursing and Rehabilitation, LLC	1.25	70,556	2.01%	1,815,674	2.19%
Niles	MI	Chalet Of Niles	3.41	31,895	0.91%	786,006	0.95%
Louisville	KY	Landmark of River City Rehabilitation and Nursing Center	6.92	36,050	1.03%	723,126	0.87%
Louisville	KY	Landmark of Iroquois Park Rehabilitation and Nursing Center	6.92	36,374	1.04%	943,207	1.14%
Lancaster	KY	Landmark of Lancaster Rehabilitation and Nursing Center	6.92	42,438	1.21%	754,566	0.91%
Louisville	KY	Landmark of Louisville Rehabilitation and Nursing Center	6.92	106,250	3.03%	1,980,736	2.39%
Danville	KY	Landmark of Danville Rehabilitation and Nursing Center, LLC, Goldenrod Village Assisted Living Center, LLC	6.92	46,500	1.33%	848,887	1.03%
Bardstown	KY	Landmark of Bardstown Rehabilitation and Nursing Center	6.67	36,295	1.04%	786,006	0.95%
Manchester	KY	Landmark of Laurel Creek Rehabilitation and Nursing Center	6.67	32,793	0.94%	833,167	1.01%
Elkhorn City	KY	Landmark of Elkhorn City Rehabilitation and Nursing Center	6.67	31,637	0.90%	833,167	1.01%
Kuttawa	KY	Landmark of Kuttawa, A Rehabilitation & Nursing Center	9.75	37,892	1.08%	510,904	0.62%

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Master Lease Central Illinois 2
Smithton	IL	Park Haven Rehabilitation and Nursing Center, LLC(2)	12.67	21,150	0.60%	390,846	0.47%
Godfrey	IL	Godfrey Healthcare & Rehabilitation Center, LLC(2)	12.67	15,740	0.45%	263,144	0.32%
Wood River	IL	Wood River Healthcare & Rehabilitation Center, LLC(2)	12.67	29,491	0.84%	410,194	0.50%
Master Lease Ohio
Fowler	OH	Concord Care Center of Healthcare of Hartford, Inc.	3.84	15,504	0.44%	196,012	0.24%
Toledo	OH	Concord Care Center of Healthcare of Toledo, Inc.	3.84	24,087	0.69%	304,908	0.37%
Sandusky	OH	Concord Care Center of Healthcare of Sandusky, Inc.	3.84	18,984	0.54%	181,493	0.22%
Cortland	OH	Concord Care Center of Healthcare of Cortland, Inc.	3.84	14,736	0.42%	181,493	0.22%
Master Lease Tennessee 1
Johnson City	TN	Lakebridge, a Waters Community, LLC(2)	9.75	37,734	1.08%	1,514,820	1.83%
Roan Mountain	TN	The Waters of Roan Highlands, LLC(2)	9.75	30,139	0.86%	1,111,794	1.34%
Springfield	TN	The Waters of Springfield, LLC(2)	9.75	19,900	0.57%	917,230	1.11%
Ashland City	TN	The Waters of Cheatham, LLC(2)	9.75	37,953	1.08%	1,111,794	1.34%
Smyrna	TN	The Waters of Smyrna, LLC(2)	9.75	34,070	0.97%	1,264,666	1.53%
Johnson City	TN	The Waters of Johnson City, LLC(2)	9.75	34,814	0.99%	1,167,384	1.41%
Shelbyville	TN	The Waters of Shelbyville, LLC(2)	9.75	44,327	1.27%	1,334,153	1.61%
Master Lease Tennessee 2
Johnson City	TN	Agape Rehabilitation & Nursing Center, A Water’s Community	9.75	27,100	0.77%	1,628,910	1.97%
McKenzie	TN	Waters of McKenzie, A Rehabilitation & Nursing Center	9.75	22,454	0.64%	1,279,858	1.55%
Memphis	TN	Waters of Memphis, A Rehabilitation & Nursing Center	9.75	51,565	1.47%	1,745,261	2.11%
Sweetwater	TN	Waters of Sweetwater, A Rehabilitation & Nursing Center	9.75	30,312	0.87%	1,745,261	2.11%
Bristol	TN	Waters of Bristol, A Rehabilitation & Nursing Center	9.75	53,913	1.54%	2,327,014	2.81%
Master Lease Arkansas 1
Fort Smith	AR	The Waters of Fort Smith, LLC(2)	6.92	41,490	1.18%	821,950	0.99%

126

Mountain View	AR	Mountain View Residential Home – A Waters Community, LLC(2)	6.92	12,548	0.36%	224,807	0.27%
Mountain View	AR	The Waters of Mountain View, LLC(2)	6.92	31,586	0.90%	681,445	0.82%
Little Rock	AR	The Waters of Woodland Hills, LLC(2)	6.92	61,543	1.76%	983,530	1.19%
Little Rock	AR	The Waters of Cumberland, LLC(2)	6.92	82,328	2.35%	843,025	1.02%
Little Rock	AR	Midtown Post Acute and Rehabilitation – A Waters Community, LLC(2)	6.92	56,176	1.60%	1,081,883	1.31%
Little Rock	AR	The Waters of North Little Rock, LLC(2)	6.92	65,149	1.86%	983,530	1.19%
Rogers	AR	The Waters of Rogers, LLC(2)	6.92	32,962	0.94%	772,773	0.93%
Stamps	AR	The Waters of Stamps, LLC(2)	6.92	30,924	0.88%	660,370	0.80%
Master Lease Arkansas 2
Newport	AR	The Waters of Newport, LLC(2)	7.17	49,675	1.42%	843,044	1.02%
Little Rock	AR	The Waters of West Dixon & West Dixon ALF – A Waters Community, LLC(2)	7.17	50,382	1.44%	1,236,465	1.49%
Hot Springs	AR	Hot Springs Nursing and Rehabilitation – A Waters Community, LLC(2)	7.17	30,372	0.87%	1,067,856	1.29%
Individual Lease Agreements (Not Subject to Master Lease Agreements)
Chicago	IL	Ambassador Nursing and Rehabilitation Center II, LLC (2)	4.41	37,100	1.06%	1,005,313	1.21%
Momence	IL	Momence Meadows Rehabilitation and Nursing Center, LLC(2)	4.17	37,139	1.06%	1,038,000	1.25%
Oak Lawn	IL	Oak Lawn Respiratory and Rehabilitation Center, LLC(2)	9.58	37,854	1.08%	1,083,048	1.31%
Itasca	IL	Forest View Rehabilitation and Nursing Center, LLC(2)	3.09	34,152	0.98%	1,215,483	1.47%
Chicago	IL	Lakeview Rehabilitation and Nursing Center, LLC(2)	9.58	34,362	0.98%	1,260,000	1.52%
Chicago	IL	Continental Rehabilitation and Nursing Center, LLC(2)	9.42	53,653	1.53%	1,575,348	1.90%
Cicero	IL	City View Multi care Center LLC(2)	4.50	124,020	3.54%	1,788,365	2.16%
Chicago	IL	Belhaven Rehabilitation and Nursing Center, LLC(2)	4.41	60,000	1.71%	2,134,570	2.58%
Bloomingdale	IL	West Suburban Rehabilitation and Nursing Center, LLC(2)	6.00	70,314	2.01%	1,961,604	2.37%

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Niles	IL	Niles Nursing & Rehab, LLC(2)	4.41	46,480	1.33%	2,409,998	2.91%
Chicago	IL	Parkshore Estates Rehabilitation and Nursing Center, LLC(2)	4.50	94,018	2.69%	2,454,187	2.96%
Bridgeview	IL	Midway Neurological and Rehabilitation Center, LLC(2)	4.41	120,000	3.43%	2,547,712	3.08%
Streator	IL	Parker Rehabilitation and Nursing Center, LLC(2)	8.50	24,979	0.71%	498,350	0.60%
East Moline	IL	Hope Creek Nursing & Rehabilitation Center, LLC	9.00	104,000	2.97%	478,958	0.58%
Indianapolis	IN	West Park, a water community(2)	2.58	26,572	0.76%	549,884	0.66%
Lebanon	IN	The Waters of Lebanon LLC(2)	5.75	32,650	0.93%	116,677	0.14%
Plano	TX	None		24,906	0.71%	-	0.00%
El Paso	TX	Grace Point Wellness Center	6.25	19,895	0.57%	739,423	0.89%
El Paso	TX	Specialty Hospital Management	1.25	24,660	0.70%	696,000	0.84%
Amarillo	TX	None		30,015	0.86%		0.00%
White Hall	AR	The Waters of White Hall, LLC (2)	7.42	45,771	1.31%	843,026	1.02%

		Average/Total	6.42	3,501,551	100.00%	82,802,930	100.00%

(1)	Annualized average base rent does not represent historical rental amounts. Rather, annualized average base rent represents the actual average monthly rent for in-place leases that will be received over the life of the lease and multiplied by 12, calculated as of the date of this prospectus.
(2)	Operating tenant is an affiliate with one of the current members of the Predecessor Company.

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Rent Escalation and Renewal Options

The following table sets forth information concerning rent escalation and renewal options:

Lessor/Company Subsidiary	Location		Annual Escalator	Extension options
Master Lease Indiana			3.00%	2 five year
1020 West Vine Street Realty LLC	Princeton	IN
12803 Lenover Street Realty, LLC	Dillsboro	IN
1350 North Todd Drive Realty, LLC	Scottsburg	IN
1600 East Liberty Street Realty, LLC	Covington	IN
1601 Hospital Drive Realty, LLC	Greencastle	IN
1712 Leland Drive Realty, LLC	Huntingburg	IN
2055 Heritage Drive Realty, LLC	Martinsville	IN
3895 South Keystone Avenue Realty, LLC	Indianapolis	IN
405 Rio Vista Lane Realty, LLC	Rising Sun	IN
950 Cross Avenue Realty, LLC	Madison	IN
958 East Highway 46 Realty, LLC	Batesville	IN
2400 Chateau Drive Realty, LLC	Muncie	IN
The Big H2O, LLC	New Castle	IN
Master Lease Central Illinois 1			3.00%	4 five year
253 Bradington Drive, LLC	Columbia	IL
3523 Wickenhauser, LLC	Alton	IL
727 North 17th Street, LLC	Belleville	IL
Master Lease Landmark			3.00%	2 five year
1621 Coit Road Realty, LLC	Plano	TX
8200 National Avenue Realty, LLC	Midwest City	OK
8200 National Avenue Realty, LLC	Midwest City	OK
5601 Plum Creek Drive Realty, LLC	Amarillo	TX
9300 Ballard Road Realty, LLC	Des Plaines	IL	2.00%	3 five year
911 South 3rd St Realty LLC	Niles	MI
1015 Magazine Street, LLC	Louisville	KY
900 Gagel Avenue, LLC	Louisville	KY
308 West Maple Avenue, LLC	Lancaster	KY
1155 Eastern Parkway, LLC	Louisville	KY
203 Bruce Court, LLC	Danville	KY
120 Life Care Way, LLC	Bardstown	KY
1033 North Highway 11, LLC	Manchester	KY
945 West Russell Street, LLC	Elkhorn City	KY
1253 Lake Barkley Drive, LLC	Kuttawa	KY
Master Lease Central Illinois 2			1.00%	1 ten year
107 South Lincoln Street LLC	Smithton	IL
1623 West Delmar Avenue LLC	Godfrey	IL
393 Edwardsville Road LLC	Wood River	IL
Master Lease Ohio			2.25%	2 five year
3090 Five Points Hartford Realty, LLC	Fowler	OH
3121 Glanzman Road Realty, LLC	Toledo	OH
620 West Strub Road Realty, LLC	Sandusky	OH
4250 Sodom Hutchings Road Realty, LLC	Cortland	OH
Master Lease Tennessee 1			3.00%	2 five years
115 Woodlawn Drive, LLC	Johnson City	TN
146 Buck Creek Road, LLC	Roan Mountain	TN
704 5th Avenue East, LLC	Springfield	TN
2501 River Road, LLC	Ashland City	TN
202 Enon Springs Road East, LLC	Smyrna	TN
140 Technology Lane, LLC	Johnson City	TN
835 Union Street, LLC	Shelbyville	TN
Master Lease Tennessee 1			3.00%	2 five years
505 North Roan Street, LLC	Johnson City	TN
14510 Highway 79, LLC	McKenzie	TN
6500 Kirby Gate Boulevard, LLC	Memphis	TN
978 Highway 11 South, LLC	Sweetwater	TN
2830 Highway 394, LLC	Bristol	TN

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Master Lease Arkansas 1			3.00%	2 five years
5301 Wheeler Avenue, LLC	Fort Smith	AR
414 Massey Avenue, LLC	Mountain View	AR
706 Oak Grove Street, LLC	Mountain View	AR
8701 Riley Drive, LLC	Little Rock	AR
1516 Cumberland Street, LLC	Little Rock	AR
5720 West Markham Street, LLC	Little Rock	AR
2501 John Ashley Drive, LLC	Little Rock	AR
1513 South Dixieland Road, LLC	Rogers	AR
826 North Street, LLC	Stamps	AR
Lease Agreements Not Subject to Master Lease Agreements
Ambassador Nursing Realty, LLC	Chicago	IL	3.00%	2 five year
Momence Meadows Realty, LLC	Momence	IL	—	None
Oak Lawn Nursing Realty, LLC	Oak Lawn	IL	—	None
Forest View Nursing Realty, LLC	Itasca	IL	3.00%	2 five year
Lincoln Park Holdings, LLC	Chicago	IL	—	None
Continental Nursing Realty, LLC	Chicago	IL	—	None
Westshire Nursing Realty, LLC	Cicero	IL	3.00%	2 five year
Belhaven Realty, LLC	Chicago	IL	3.00%	4 five year
West Suburban Nursing Realty, LLC	Bloomingdale	IL	—	None
Niles Nursing Realty, LLC	Niles	IL	3.00%	2 five year
Parkshore Estates Nursing Realty, LLC	Chicago	IL	3.00%	2 five year
Midway Neurological and Rehabilitation Realty, LLC	Bridgeview	IL	3.00%	4 five year
516 West Frech Street, LLC	Streator	IL	2.41%	None
4343 Kennedy Drive, LLC	East Moline	IL	2.00%	2 five year
1316 North Tibbs Avenue Realty LLC	Indianapolis	IN	3.00%	2 five year
1585 Perry Worth Road LLC	Lebanon	IN	3.00%	2 five years
1621 Coit Road Realty, LLC	Plano	TX	-	-
2301 North Oregon Realty, LLC	El Paso	TX	2.5%	2 five years
2301 North Oregon Realty, LLC	El Paso	TX	Inflation	3 five years
5601 Plum Creek Drive Realty, LLC	Amarillo	TX	-	-
9209 Dollarway Road, LLC	White Hall	AR	3.00%	2 five years
Master Lease Arkansas 2			3.00%	2 five years
326 Lindley Lane, LLC	Newport	AR
2821 West Dixon Road, LLC	Little Rock	AR
552 Golf Links Road, LLC	Hot Springs	AR
Average			2.67%

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Lease Expirations

The following table sets forth information concerning the expiration of our leases:

Lease Expirations
Year of Lease Expiration (1)	Number of Leases/Vacant Facilities	GLA of Leases Expiring	Percent of Portfolio GLA	Annualized Base Rent	Percentage of Total Annualized Base Rent	Annualized Base Rent Per Sq. Ft.

2020	-	-	-	-	-	-
2021	-	-	-	-	-	-
2022	1	70,556	2.03%	$1,815,772	2.20%	$25.73
2023	1	24,660	0.70%	696,000	0.84%	$28.22
2024	2	60,724	1.73%	1,765,367	2.13%	$29.07
2025	19	605,938	17.30%	16,279,529	19.66%	$26.87
2026	9	620,297	17.71%	13,949,863	16.85%	$22.49
2027	2	102,964	2.94%	2,078,281	2.51%	$20.18
2028	27	1,132,318	32.34%	21,756,128	26.27%	$19.21
Thereafter	22	829,173	23.68%	24,461,990	29.54%	$29.50
Vacant (2)	2	54,921	1.57%	-	-	-
Total	85	3,501,551	100.0%	$82,802,930	100.0%	$23.65

(1) The year of each lease expiration is based on current contract terms.

(2) As of the date of this prospectus, two of the LTACH facilities were vacant.

Other Lease Arrangements

A total of five properties are leased on a single net lease basis, pursuant to which the tenant pays a fixed periodic rental amount and we pay real estate taxes and insurance. These properties are leased to affiliates of Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company.

Monitoring Tenant Operating Results and Financial Condition

We regularly monitor the operating results and financial condition of our tenants. In this regard, we obtain on a monthly basis the following information from each tenant:

●	Monthly financial statements prepared by the tenants.

●	Monthly census information broken down by payor source. In addition, from March 2020 until July 2021, we received daily census information, together with COVID-19 infections and deaths among residents and staff at each of the facilities. Due to the improvement in infection rates in the United States, we are no longer requiring tenants to provide this information on a daily basis.

We require tenants to provide the following additional information:

●	Health survey and plans of correction information from each of the tenants at any time a survey is being conducted in one of our facilities.

●	Copies of any communications received by tenants that relate to reimbursements from Medicaid or Medicare.

●	An annual facility cost report.

In addition, we visit each facility at least twice a year to assess the physical maintenance and the level of care being provided to residents.

Investments in Real Estate Mortgages

We currently hold real estate mortgages on five properties located in Massachusetts with an outstanding balance of $10.9 million as of September 30, 2021. We acquired these loans as part of a plan to cancel these loans in exchange for the title to the properties. However, subsequent to the purchase of the mortgages and prior to closing on the exchange, the owners had to surrender their licenses to operate healthcare facilities at these properties due to cash flow issues. As a result, we cancelled the planned acquisition of the properties and are attempting to collect the outstanding balance of these loans which are in default. See “Business and Properties — Legal Proceedings.”

With the exception of these mortgages, we do not have any other investments in real estate mortgages and we do not plan to acquire real estate mortgages as part of our investment strategy. However, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in additional mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. If we choose to invest in additional mortgages, we would expect to invest in mortgages secured by healthcare-related properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

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Significant Properties

None of our properties represented 10% or more of our consolidated assets as of December 31, 2020 or September 30, 2021 or had gross revenues that amounted to 10% or more of our consolidated gross revenues for the years ended December 31, 2019 and 2020 or for the nine month period ended September 30, 2021.

Properties Held by the Company as Lessee

One of our wholly-owned subsidiaries holds a property under a long-term, triple net lease.

The terms of the lease are as follows:

Lessor/Property Owner	Tenant/Company Subsidiary	Original Commencement Date	Current Lease Term/Expiration Date	Monthly Rent	Option to Extend Lease
Henry County Memorial Hospital	The Big H2O, LLC	April 28, 1990	20 years/ March 1, 2028	$30,784	Yes, Two 5-year options

Indebtedness

As of September 30, 2021 we had approximately $496.4 million of outstanding debt, which primarily consisted of approximately $284.6 million in HUD guaranteed mortgage loans, $185.0 million in bond indebtedness, $25.4 million in other senior debt, and $1.4 million in seller notes.

Our HUD guaranteed loans have staggered maturities with a weighted average debt maturity of approximately 27 years, with a weighted average interest rate of 3.93% per annum (including mortgage insurance premium) as of September 30, 2021.

Approximately $100.9 million of our Bond debt is payable in 2022, with a weighted average interest rate of 5.83% per annum as of September 30, 2021. Our other senior debt has a weighted average debt maturity of approximately two years, with a weighted average interest rate of LIBOR plus 3.4% per annum as of September 30, 2021. As of September 30, 2021, approximately 94.9% of our debt was fixed rate debt.

In the future, our overall leverage will depend on how we choose to finance our portfolio, including future acquisitions, and the cost of leverage. Neither our charter nor our investment policies restrict the amount of leverage that we may incur.

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources.”

Historical Capital Expenditures

The following table sets forth certain information regarding historical maintenance capital expenditures made by our tenants at the properties in our portfolio for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020			2019
	Amount	Square Feet	Per Sq. Ft.	Amount	Square Feet	Per Sq. Ft.
Maintenance capital expenditures	$5,533,676	3,278,315	$1.69	$7,345,000	3,251,000	$2.26

Lease Defaults

Except as described below, to our knowledge, none of our tenants are in default under any of their leases, and there have been no defaults since January 1, 2019.

Lease Default for Four Properties in Texas

Commencing in 2016, the tenant of four of our properties in Texas experienced cash flow issues and was unable to make required rent payments. The properties were used as skilled nursing facilities and long-term acute care hospitals. The owners of the tenant had provided personal guarantees of the lease. The tenant was not a related party.

In April 2018, we entered into a settlement agreement with the tenant and its owners to resolve the issues arising from the default. Under the settlement agreement, the master lease was terminated. All of the properties have been leased to new operators other than one long-term acute care hospital.

Under the settlement agreement, the guarantors executed two notes in our favor in the principal amount of $7.2 million. The first note, in the amount of $6.5 million, bears interest at 2.5% per annum payable monthly. The principal amount of the note is payable as follows: (i) an initial payment of $500,000 is due on the seventh anniversary of the note, (ii) commencing after the seventh anniversary, there will be equal monthly installments of principal and interest based on a 25-year amortization, and (iii) the outstanding principal amount of approximately $4.7 million will be payable in a lump sum on the maturity date in April 2032. The second note, in the amount of $744,000, bears interest at 10% per annum.

The guarantors failed to make required payments under the notes commencing in September 2019. Due to the uncertainty regarding the repayment of the notes, we originally recorded the amount of the notes receivable at a discount. The recorded amount of the receivable was $2.0 million at December 31, 2018. This was reduced to $1.6 million at December 31, 2019, due to the failure of the guarantors to make the required payments and was further reduced to $0 during fiscal year 2020.

The Company has obtained a $13.5 million judgement against the guarantors and is exploring its options to recover this amount from the guarantors.

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Employees

As of the date of this prospectus, we had eight full-time employees. All of our employees are employed by Strawberry Fields Management Services, LLC, which is one of our wholly-owned subsidiaries of the Operating Partnership. See “Management.” At this time, there are no plans for the Company to employ any individuals.

Insurance

We require our tenants to maintain general liability, professional liability, all risks and other insurance coverages and to name us as an additional insured under these policies. We believe that the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice.

Competition

The market for making investments in healthcare properties is highly fragmented, and increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our investment objectives. In acquiring and leasing healthcare properties, we compete with private equity funds, real estate developers, REITs, other public and private real estate companies and private real estate investors, many of whom have greater financial and operational resources and lower costs of capital than we have. We also face competition in leasing or subleasing available facilities to prospective tenants.

Regulation

Healthcare Regulatory Matters

The following discussion describes certain material healthcare laws and regulations that may affect our operations and those of our tenants/operators. Although there is presently no Federal regulation on the lessor itself from Federal government agencies that regulate and inspect the operators and no regulation of the lessor in the States in which we own real property, our tenants (the operators of skilled nursing facilities, long-term acute care hospitals and other healthcare providers) are subject to extensive federal, state and local government healthcare laws and regulations. These laws and regulations include requirements related to licensure, conduct of operations, ownership of the facilities operation, addition or expansion of facilities and services, prices for services, billing for services and the confidentiality and security of health-related information. Different properties within our portfolio may be more or less subject to certain types of regulation, some of which are specific to the type of facility or provider. These laws and regulations are wide-ranging and complex, may vary or overlap from jurisdiction to jurisdiction, and are subject frequently to change. Compliance with these regulatory requirements can increase operating costs and, thereby, adversely affect the financial viability of our tenants/operators’ businesses. Our tenants/operators’ failure to comply with these laws and regulations could adversely affect their ability to successfully operate our properties, or receive reimbursement for services rendered within them, which could negatively impact their ability to satisfy their contractual obligations to us. Our leases will require the tenants/operators to comply with all applicable laws, including healthcare laws.

Our tenants are subject directly to healthcare laws and regulations, because of the broad nature of some of these restrictions, such as the Anti-Kickback Statute discussed below. We intend for all of our business activities and operations to conform in all material respects with all applicable laws and regulations, including healthcare laws and regulations. We expect that the healthcare industry will continue to face increased regulation and pressure in the areas of fraud, waste and abuse, cost control, healthcare management and provision of services.

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Healthcare Reform Measures. The Affordable Care Act changed how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced growth in Medicare program spending, reductions in Medicare and Medicaid reimbursement, including but not limited to, Disproportionate Share Hospital, or DSH payments, and expanding efforts by governmental and private third party payors to tie reimbursement to quality and efficiency. In addition, the law reformed certain aspects of health insurance, contains provisions intended to strengthen fraud and abuse enforcement, and encourage the development of new payment models, including the creation of Accountable Care Organizations, or ACOs. The status of the Affordable Care Act is subject to substantial uncertainty due to proposals to terminate or modify its provisions. We are not able to predict the effect of such changes on our business since the nature of any changes is undetermined. However, any changes that result in a decrease in payments made on behalf of patients are likely to reduce the income that our tenants receive from the operation of facilities at our properties.

Sources of Revenue and Reimbursement. Our tenants and operators receive payments for patient services from the federal government under the Medicare program, state governments under their respective Medicaid or similar programs, managed care plans, private insurers and directly from patients. Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons, persons with end-stage renal disease and persons with Lou Gehrig’s Disease. Medicaid is a federal-state program, administered by the states pursuant to certain conditions imposed by the Federal government, which provides hospital and medical benefits to qualifying individuals who are unable to afford healthcare. Generally, revenues for services rendered to Medicare patients are determined under a prospective payment system, or PPS. CMS annually establishes payment rates for the PPS for each applicable facility type.

Amounts received under Medicare and Medicaid programs are generally significantly less than established facility gross charges for the services provided and may not reflect the provider’s costs. Healthcare providers generally offer discounts from established charges to certain group purchasers of healthcare services, including private insurance companies, employers, health maintenance organizations, or HMOs, preferred provider organizations, or PPOs and other managed care plans. These discount programs generally limit a provider’s ability to increase revenues in response to increasing costs. Patients are generally not responsible for the total difference between established provider gross charges and amounts reimbursed for such services under Medicare, Medicaid, HMOs, PPOs and other managed care plans, but are responsible to the extent of any exclusions, deductibles or coinsurance features of their coverage. The amount of such exclusions, deductibles and coinsurance continues to increase. Collection of amounts due from individuals is typically more difficult than from governmental or third-party payers takes considerably longer and often requires the involvement of, and payment to, third parties to collect.

Payments to providers are being increasingly tied to quality and efficiency. These initiatives include requirements to report clinical data and patient satisfaction scores, reduced Medicare payments to hospitals based on “excess” readmission rates as determined by CMS, denial of payments under Medicare, Medicaid and some private payors for services resulting from a hospital or facility-acquired condition, or HAC, and reduced Medicare payments to hospitals with high risk-adjusted HAC rates. Certain provider types, including, but not limited to, inpatient rehabilitation facilities and long-term acute care hospitals, are subject to specific limits and restrictions on eligibility for admissions which, in turn, affect reimbursement at these facilities.

The amounts of program payments received by our tenants/operators can be changed from time to time by legislative or regulatory actions and by determinations by agents for the programs. Level of payment has also been impacted by the Federal budget sequestration which automatically reduces payments as a result of funding limitations. The Medicare and Medicaid statutory framework is subject to administrative rulings, interpretations and discretion that affect the amount and timing of reimbursement made under Medicare and Medicaid. Federal healthcare program reimbursement changes may be applied retroactively under certain circumstances. In recent years, the federal government has enacted various measures to reduce spending under federal healthcare programs. In April 2018, CMS announced as part of its patient driven payment model (“PDPM”) a skilled-nursing preferred payor system (“SNF-PPS”) intended to reduce administrative burden, and foster innovation to improve care and quality for patients. CMS estimates the program of payment redesign and policy changes would increase Medicare payments to SNFs by 2.4% ($850 million) during 2019.

In addition, many states have enacted, or are considering enacting, measures designed to reduce their Medicaid expenditures and change private healthcare insurance, and states continue to face significant challenges in maintaining appropriate levels of Medicaid funding due to state budget shortfalls. Many States have also sought to control costs by implementing a variety of alternative care and payment models authorized under Federal Medicaid waivers and such models often impose new or enhanced administrative requirements on health care providers as a condition of payment. Further, non-government payers may reduce their reimbursement rates in accordance with payment reductions by government programs or for other reasons. Healthcare provider operating margins may continue to be under significant pressure due to the deterioration in pricing flexibility and payor mix, as well as increases in operating expenses that exceed increases in payments under the Medicare and Medicaid programs.

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Anti-Kickback Statute. A section of the Social Security Act known as the “Anti-Kickback Statute” prohibits, among other things, the offer, payment, solicitation or acceptance of remuneration, directly or indirectly, in return for referring an individual to a provider of services for which payment may be made in whole or in part under a federal healthcare program, including the Medicare or Medicaid programs. Courts have interpreted this statute broadly and held that the Anti-Kickback Statute is violated if just one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. The Affordable Care Act provides that knowledge of the Anti-Kickback Statute or specific intent to violate the statute is not required in order to violate the Anti-Kickback Statute. Violation of the Anti-Kickback Statute is a crime, punishable by fines of up to $25,000 per violation, five years imprisonment, or both. Violations may also result in civil and administrative liability and sanctions, including civil penalties of up to $50,000 per violation, liability under the False Claims Act, exclusion from participation in federal and state healthcare programs, including Medicare and Medicaid, and additional monetary penalties in amounts treble to the underlying remuneration.

There are a limited number of statutory exceptions and regulatory safe harbors for categories of activities deemed protected from prosecution under the Anti-Kickback Statute. Currently, there are statutory exceptions and safe harbors for various activities, including the following: certain investment interests, space rental, equipment rental, practitioner recruitment, personnel services and management contracts, sale of practice, referral services, warranties, discounts, employees, managed care arrangements, investments in group practices, freestanding surgery centers, ambulance replenishing and referral agreements for specialty services. The safe harbor for space rental arrangements requires, among other things, that the aggregate rental payments be set in advance, be consistent with fair market value and not be determined in a manner that takes into account the volume or value of any referrals. The fact that conduct or a business arrangement does not fall within a safe harbor does not necessarily render the conduct or business arrangement illegal under the Anti-Kickback Statute. However, such conduct and business arrangements may lead to increased scrutiny by government enforcement authorities.

Many states have laws similar to the Anti-Kickback Statute that regulate the exchange of remuneration in connection with the provision of healthcare services, including prohibiting payments to physicians for patient referrals. The scope of these state laws is broad because they can often apply regardless of the source of payment for care. These statutes typically provide for criminal and civil penalties, as well as potential loss of facility licensure and eligibility for reimbursement by government payors.

We intend to use commercially reasonable efforts to structure our arrangements, including any lease/operating arrangements involving facilities in which local physicians are investors, so as to satisfy, or meet as closely as possible, safe harbor requirements. The safe harbors are narrowly structured, and there are not safe harbors available for every type of financial arrangement that we or our tenants/operators may enter. Although it is our intention to fully comply with the Anti-Kickback Statue, as well as all other applicable state and federal laws, we cannot assure you that all of our arrangements or the arrangements of our tenants/operators will meet all the conditions for a safe harbor. There can be no assurance regulatory authorities enforcing these laws will determine our financial arrangements or the financial relationships of our tenants/operators comply with the Anti-Kickback Statute or other similar laws and such regulatory authorities or private qui tam relators bringing actions on behalf of government entities in exchange for a portion of any recovery may allege non-compliance and seek financial or other penalties.

Stark Law. The Social Security Act also includes a provision commonly known as the “Stark Law.” The Stark Law is a strict liability statute that prohibits a physician from making a referral to an entity furnishing “designated health services” paid by Medicare or Medicaid if the physician or a member of the physician’s immediate family has a financial relationship with that entity unless an exception to the law is met. Designated health services include, among other services, inpatient and outpatient hospital services, clinical laboratory services, physical therapy services and radiology services. The Stark Law also prohibits entities that provide designated health services from billing the Medicare and Medicaid programs for any items or services that result from a prohibited referral and requires the entities to refund amounts received for items or services provided pursuant to the prohibited referral. Sanctions for violating the Stark Law are imposed without consideration to intent and include denial of payment, civil monetary penalties of up to $15,000 per prohibited service provided for failure to return amounts received in a timely manner, and exclusion from the Medicare and Medicaid programs. The statute also provides for a penalty of up to $100,000 for a circumvention scheme. Failure to refund amounts received pursuant to a prohibited referral may also constitute a false claim and result in additional penalties under the False Claims Act, which is discussed in greater detail below.

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There are exceptions to the self-referral prohibition for many of the customary financial arrangements between physicians and providers, including employment contracts, leases and recruitment agreements. There is also an exception for a physician’s ownership interest in an entire hospital, as opposed to an ownership interest in a hospital department if such ownership interests and capacity were in place as of March 23, 2010. Unlike safe harbors under the Anti-Kickback Statute, an arrangement must comply with every requirement of a Stark Law exception, or the arrangement will be in violation of the Stark Law. Through a series of rulemakings, CMS has issued final regulations implementing the Stark Law. While these regulations were intended to clarify the requirements of the exceptions to the Stark Law, it is unclear how the government will interpret many of these exceptions for enforcement purposes and even an inadvertent failure to comply with the strict requirements, such as assuring a signature, can result in imposition of penalties under certain circumstances.

Although there is an exception for a physician’s ownership interest in an entire hospital, the Affordable Care Act prohibits newly created physician-owned hospitals from billing for Medicare patients referred by their physician owners. As a result, the law effectively prevents the formation after December 31, 2010 of new physician-owned hospitals that participate in Medicare and Medicaid. While the Affordable Care Act grandfathers existing physician-owned hospitals, it does not allow these hospitals to increase the percentage of physician ownership and significantly restricts their ability to expand services.

Many states also have laws similar to the Stark Law that prohibit certain self-referrals. The scope of these state laws is broad because they can often apply regardless of the source of payment for care, and little precedent exists for their interpretation or enforcement. These statutes typically provide for criminal and civil penalties, as well as loss of facility licensure.

Although our lease agreements will require tenants to comply with the Stark Law, we cannot offer assurance that the arrangements entered into by us or by our tenants/operators will be found to be in compliance with the Stark Law or similar state laws.

The False Claims Act. The federal False Claims Act prohibits knowingly making or presenting any false claim for payment to the federal government. The government may use the False Claims Act to prosecute Medicare and other government program fraud in areas such as coding errors, billing for services not provided, submitting false cost reports and failing to report and repay an overpayment within 60 days of identifying the overpayment or by the date a corresponding cost report is due, whichever is later. The False Claims Act defines the term “knowingly” broadly. Although simple negligence will not give rise to liability under the False Claims Act, submitting a claim with reckless disregard to its truth or falsity or failing to correct an error with in specified period of time constitutes a “knowing” submission.

The False Claims Act contains qui tam, or whistleblower, provisions that allow private individuals to bring actions on behalf of the government alleging that the defendant has defrauded the federal government. Whistleblowers under the False Claims Act may collect a portion of the government’s recovery, which serves as an incentive to bring claims which then must be defended whether or not they have merit. Every entity that receives at least $5 million annually in Medicaid payments must have written policies for all employees, contractors or agents, providing detailed information about false claims, false statements and whistleblower protections under certain federal laws, including the False Claims Act, and similar state laws.

In some cases, whistleblowers and the federal government have taken the position, and some courts have held, that providers who allegedly have violated other statutes, such as the Anti-Kickback Statute and the Stark Law, have thereby submitted false claims under the False Claims Act. The Affordable Care Act clarifies this issue with respect to the Anti-Kickback Statute by providing that submission of claims for services or items generated in violation of the Anti-Kickback Statute constitutes a false or fraudulent claim under the False Claims Act. If a defendant is found liable under the False Claims Act, the defendant may be required to pay three times the actual damages sustained by the government, additional civil penalties of up to $10,000 per false claim, plus reimbursement of the fees of counsel for the whistleblower.

Many states have enacted similar statutes preventing the presentation of a false claim to a state government, and we expect more to do so because the Social Security Act provides a financial incentive for states to enact statutes establishing state level liability.

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Other Fraud & Abuse Laws. There are various other fraud and abuse laws at both the federal and state levels that cover false claims and false statements and these may impact our business. For example, the Civil Monetary Penalties law authorizes the imposition of monetary penalties against an entity that engages in a number of prohibited activities. The penalties vary by the prohibited conduct, but include penalties of $10,000 for each item or service, $15,000 for each individual with respect to whom false or misleading information was given, and treble damages for the total amount of remuneration claimed. The prohibited actions include, but are not limited to, the following:

●	knowingly presenting or causing to be presented, a claim for services not provided as claimed or which is otherwise false or fraudulent in any way;

●	knowingly giving or causing to be giving false or misleading information reasonably expected to influence the decision to discharge a patient;

●	offering or giving remuneration to any beneficiary of a federal healthcare program likely to influence the receipt of reimbursable items or services; arranging for reimbursable services with an entity which is excluded from participation from a federal healthcare program; or knowingly or willfully soliciting or receiving remuneration for a referral of a federal healthcare program beneficiary.

Any violations of the Civil Monetary Penalties Law by management or our tenants/operators could result in substantial fines and penalties, and could have an adverse effect on our business.

HIPAA Administrative Simplification and Privacy and Security Requirements. HIPAA, as amended by the HITECH Act, and its implementing regulations create a national standard for protecting the privacy and security of individually identifiable health information (called “protected health information”). Compliance with HIPAA is mandatory for covered entities, which include healthcare providers such as tenants/operators of our facilities. Compliance is also required for entities that create, receive, maintain or transmit protected health information on behalf of healthcare providers or that perform services for healthcare providers that involve the disclosure of protected health information, called “business associates.”

Covered entities must report a breach of protected health information that has not been secured through encryption or destruction to all affected individuals without unreasonable delay, but in any case, no more than 60 days after the breach is discovered. Notification must also be made to HHS and, in the case of a breach involving more than 500 individuals, to the media. In the final rule issued in January, 2013, HHS modified the standard for determining whether a breach has occurred by creating a presumption that any non-permitted acquisition, access, use or disclosure of protected health information is a breach unless the covered entity or business associate can demonstrate that there is a low probability that the information has been compromised, based on a risk assessment.

Covered entities and business associates are subject to civil penalties for violations of HIPAA of up to $1.5 million per year for violations of the same requirement. In addition, criminal penalties can be imposed not only against covered entities and business associates, but also against individual employees who obtain or disclose protected health information without authorization. The criminal penalties range up to $250,000 and up to 10 years imprisonment. In addition, state Attorneys General may bring civil actions for HIPAA violations, HHS must conduct periodic HIPAA compliance audits of covered entities and business associates. If any of our tenants/operators are subject to an investigation or audit and found to be in violation of HIPAA, such tenants/operators could incur substantial penalties, which could have a negative impact on their financial condition. Our tenants/operators may also be subject to more stringent state law privacy, security and breach notification obligations. Enforcement of HIPAA and the Health Information Technology for Economic and Clinical Health (HITECH) Act, which substantially augmented the requirements under HIPAA have become increasingly stringent and the penalties for non-compliance have become increasingly harsh.

Licensure, Certification and Accreditation. Healthcare property construction and operation are subject to numerous federal, state and local regulations relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, maintenance of adequate records, fire prevention, rate-setting and compliance with building codes and environmental protection laws. The requirements for licensure, certification and accreditation are subject to change and, in order to remain qualified, it may become necessary for our tenants/operators to make changes in their facilities, equipment, personnel and services.

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Facilities in our portfolio will be subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. We will require our healthcare properties to be properly licensed under applicable state laws. Except for provider types not eligible for participation in Medicare and Medicaid, we expect our tenant/operators to participate in the Medicare and Medicaid programs and, where applicable, to be accredited by an approved accrediting organization which is also often a requirement for Medicare certification. The loss of Medicare or Medicaid certification would result in our tenants/operators that operate Medicare/Medicaid-eligible providers from receiving reimbursement from federal healthcare programs. The loss of accreditation, where applicable, would result in increased scrutiny by CMS and likely the loss of payment from non-government payers which often condition participation and payment on participation in the Medicare program.

In some states, the construction or expansion of healthcare properties, the acquisition of existing facilities, the transfer or change of ownership and the addition of new beds or services may be subject to review by and prior approval of, or notifications to, state regulatory agencies under a Certificate of Need, or CON program. Such laws generally require the reviewing state agency to determine the public need for additional or expanded healthcare properties and services and have begun to expect some level of revenue from enforcement action in their budget planning. Some states in which we operate have also adopted limitations on the opening of new skilled nursing facilities. See “Business and Properties – Skilled nursing facility industry Business in the United States.” The requirements for licensure, certification and accreditation also include notification or approval in the event of the transfer or change of ownership or certain other changes. Further, federal programs, including Medicare, must be notified in the event of a change of ownership or change of information at a participating provider. Failure by our tenants/operators to provide required federal and state notifications, obtain necessary state licensure and CON approvals could result in significant penalties as well as prevent the completion of an acquisition or effort to expand services or facilities. We may be required to provide ownership information or otherwise participate in certain of these approvals and notifications.

Antitrust Laws. The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-skilled nursing facilities. These laws prohibit price fixing, concerted refusal to deal, market allocation, monopolization, attempts to monopolize, price discrimination, tying arrangements, exclusive dealing, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the healthcare industry is currently a priority of the Federal Trade Commission and the Antitrust Division of the Department of Justice. We intend to operate so that we and our tenants/operators are in compliance with such federal and state laws, but future review by courts or regulatory authorities could result in a determination that could adversely affect the operations of our tenants/operators and, consequently, our operations. In addition to enforcement by Federal and State agencies, in an effort to control health care costs, private payors such as employee welfare benefit plans administered by or for employers or unions have become increasing aggressive in bringing actions against providers alleging violations of antitrust laws.

Healthcare Industry Investigations. Significant media and public attention has focused in recent years on the healthcare industry. The federal government is dedicated to funding additional federal enforcement activities related to healthcare providers and preventing fraud and abuse. Our tenants/operators will engage in many of routine healthcare operations and other activities that could be the subject of governmental investigations or inquiries. For example, our tenants/operators will likely have significant Medicare and Medicaid billings, numerous financial arrangements with physicians who are referral sources, and joint venture arrangements involving physician investors. In recent years, Congress and the States have increased the level of funding for fraud and abuse enforcement activities. It is possible that governmental entities could initiate investigations or litigation in the future and that such proceedings could result in significant costs and penalties, as well as adverse publicity. It is also possible that our executives could be included in governmental investigations or litigation or named as defendants in private litigation.

Governmental agencies and their agents, such as the Medicare Administrative Contractors, fiscal intermediaries and carriers, as well as the HHS-OIG, CMS and state Medicaid programs, may conduct audits of our tenants/operator’s operations. Private payers may conduct similar post-payment audits, and our tenants/operators may also perform internal audits and monitoring. Many of these audits employ the use of statistical sampling and extrapolation whereby a small number of claims are reviewed but adverse results are applied against a provider’s claims for long periods of time. Depending on the nature of the conduct found in such audits and whether the underlying conduct could be considered systemic such that results are extrapolated, the resolution of these audits which can often require substantial repayments could have a material, adverse effect on our portfolio’s financial position, results of operations and liquidity.

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Under the Recovery Audit Contractor, or RAC program, CMS contracts with RACs on a contingency basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program, to managed Medicare plans and in the Medicaid program. CMS has also initiated a RAC prepayment demonstration program in 11 states. CMS also employs Medicaid Integrity Contractors, or MICs to perform post-payment audits of Medicaid claims and identify overpayments. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities. Aside from the costs associated with responding to a myriad of requests for substantiation of services, should any of our tenants/operators be found out of compliance with any of these laws, regulations or programs, our business, our financial position and our results of operations could be negatively impacted.

Environmental Matters

A wide variety of federal, state and local environmental and occupational health and safety laws and regulations affect healthcare property operations. These complex federal and state statutes, and their enforcement, involve a myriad of regulations, many of which involve strict liability on the part of the potential offender. Some of these federal and state statutes may directly impact us. Under various federal, state and local environmental laws, ordinances and regulations, an owner of real property or a secured lender, such as us, may be liable for the costs of removal or remediation of hazardous or toxic substances at, under or disposed of in connection with such property, as well as other potential costs relating to hazardous or toxic substances (including government fines and damages for injuries to persons and adjacent property). The cost of any required remediation, removal, fines or personal or property damages and the owner’s or secured lender’s liability therefore could exceed or impair the value of the property, and/or the assets of the owner or secured lender. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral which, in turn, could reduce our revenues. For a description of the risks associated with environmental matters, see “Risk Factors—We face possible liability for environmental cleanup costs and damages for contamination related to properties we acquire, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.”

Prior to closing any property acquisition or loan, we ordinarily obtain Phase I environmental assessments in order to attempt to identify potential environmental concerns at the facilities. These assessments will be carried out in accordance with an appropriate level of due diligence and will generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the Phase I environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.

Americans with Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Many States and localities have similar requirements that are in addition to, and sometime more stringent than, Federal requirements. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA or a comparable State or local requirement could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

We are not currently a party to any material legal proceedings other than the following:

In March 2020, Joseph Schwartz, Rosie Schwartz and certain companies owned by them filed a complaint in the U.S. District Court for the Northern District of Illinois against Moishe Gubin, Michael Blisko, the Predecessor Company and 21 of its subsidiaries, as well as the operators of 17 of the facilities operated at our properties. The complaint was related to the Predecessor Company’s acquisition of 16 properties located in Arkansas, Kentucky and Illinois that were completed between May 2018 and April 2019 and the attempt to purchase additional 5 properties located in Massachusetts. The complaint was dismissed by the court in 2020 for lack of subject matter jurisdiction. The plaintiffs did not file an appeal with respect to this action, and the time for an appeal has expired.

In August 2020, Joseph Schwartz, Rosie Schwartz and several companies controlled by them filed a second complaint in the Circuit Court in Pulaski County, Arkansas. The second complaint had nearly identical claims as the federal case, but was limited to matters related to the Predecessor Company’s acquisition of properties located in Arkansas. The sellers, which were affiliates of Skyline Health Care, had encountered financial difficulties and requested the Predecessor Company to acquire these properties. The defendants have filed an answer denying the plaintiffs’ claims and asserting counterclaims based on breach of contract. The parties are currently engaged in discovery.

In January 2021, Joseph Schwartz, Rosie Schwartz and certain companies owned by them filed a third complaint in Illinois state court in Cook County, Illinois, which has nearly identical claims to the initial federal case, but was limited to claims related to the Kentucky and Massachusetts properties. The complaint has not been properly served on any of the defendants, and, accordingly, the defendants have not responded to the complaint.

In each of these complaints, the plaintiffs asserted claims for fraud, breach of contract and rescission arising out of the defendants alleged failure to perform certain post-closing obligations under the purchase contracts. We have potential direct exposure for these claims because the subsidiaries of the Predecessor Company that were named as defendants are now subsidiaries of the Operating Partnership. Additionally, the Operating Partnership is potentially liable for the claims made against Moishe Gubin, Michael Blisko and the Predecessor Company pursuant to the provisions of the contribution agreement, under which the Operating Partnership assumed all of the liabilities of the Predecessor Company and agreed to indemnify the Predecessor Company and its affiliates for such liabilities. We and the named defendants believe that the claims set forth in the complaints are without merit. The named defendants intend to vigorously defend the litigation and to assert counterclaims against the plaintiffs based on their failure to fulfill their obligations under the purchase contracts, interim management agreement, and operations transfer agreements. We believe this matter will be resolved without a material adverse effect to the Company.

As noted above, the March 2020 and January 2021 complaints also related to the Predecessor Company’s planned acquisition of five properties located in Massachusetts. Certain subsidiaries of the Predecessor Company purchased loans related to these properties in 2018 for a price of $7.74 million with the expectation that the subsidiaries would acquire title to the properties and the loans would be retired. The subsidiaries subsequently advanced $3.1 million under the loans to satisfy other liabilities related to the properties. The planned acquisition/settlement with the sellers/owners/borrowers was cancelled because they were forced to surrender their licenses to operate healthcare facilities on these properties due to their cash flow issues. The Predecessor Company intends to file suit seeking to collect the outstanding amount of these loans and assert related claims against the sellers and their principals.

Other Matters

From time to time, the Predecessor Company has been, and we, in the future, may be parties to other claims and routine litigation arising in the ordinary course of business. We do not believe that the outcome of any such claims or litigation, individually or in the aggregate, would have a material adverse effect on our business, financial position or results of operations.

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Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find common stock less attractive as a result. The result may be a less active trading market for common stock and our stock price may be more volatile.

In addition, the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of the extended transition period for adopting new or revised accounting standards available to emerging growth companies.

We will remain an “emerging growth company” until the earliest to occur of the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation); the last day of the fiscal year following the fifth anniversary of this listing; the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt or the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.

Corporate Information

Our principal executive offices are located at 6101 Nimtz Parkway, South Bend, Indiana 46628. Our telephone number at our executive offices is (574) 807-0800 and our corporate website is www.strawberryfieldsreit.com. The information contained on, or accessible through, our website is not incorporated by reference into, and does not form a part of, this prospectus.

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MANAGEMENT

Our Directors and Executive Officers

Our board of directors consists of five members, at least three of whom are independent under the listing standards of Nasdaq and the Exchange Act. Our directors are elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors.” The first annual meeting of our stockholders will be held in 2022.

The following table sets forth certain information concerning our directors and executive officers:

Name	Age	Position
Moishe Gubin	44	Chairman of the Board and Chief Executive Officer

Essel Bailey	75	Director*

Michael Blisko	45	Director

Jack Levine	69	Director *

Reid Shapiro	47	Director *

Nahman Eingal	58	Chief Financial Officer

Joshua Blisko	31	Senior Investment Officer

*We believe that these directors qualify as “independent” under Nasdaq and Exchange Act standards.

The following is a biographical summary of the experience of our directors, director nominees and executive officers.

Moishe Gubin has served as the Chief Executive Officer and as a director of the Company since its organization. He has served as the Company’s Chairman of the Board since June 2021. He has served as the Chief Executive Officer of the Predecessor Company since 2014 and as the Co-Chief Executive Officer and Chairman of the Board of the BVI Company since 2015. From 2004 to 2014, Mr. Gubin was the Chief Financial Officer and manager of Infinity Healthcare Management, LLC, a company engaged in managing skilled nursing facilities and other healthcare facilities. Mr. Gubin graduated from Touro Liberal Arts and Science College, in New York, New York, with a B.S. in Accounting and Information Systems and a Minor in Jewish Studies. Mr. Gubin is the founder of the Midwest Torah Center Inc., a non-profit spiritual outreach center (www.midwesttorah.org). He also attended Yeshiva Bais Israel where he received a B.A. in Talmudic Literature. Mr. Gubin is a licensed certified public accountant in the State of New York. He also serves as a director of OptimumBank Holdings, Inc., a bank holding company based in Ft. Lauderdale, Florida. Mr. Gubin was named as a director based on his substantial experience in acquiring, owning and operating skilled nursing facility industries and similar healthcare facilities.

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Essel Bailey has served as a director of the Company since June 2021. Mr. Bailey spent the last 50 years engaged in the public and private capital markets, first as a lawyer specializing in corporate and real estate finance and then as a senior officer or director of several healthcare companies. During the last 15 years, he has been a private investor in healthcare services and finance. From January 1992 to July 2000, he served as the chief executive officer of Omega Healthcare Investors, Inc., a Nasdaq listed REIT engaged in the ownership and leasing of healthcare properties, and from 1996 also at Omega Worldwide, Inc., a Nasdaq company engaged in ownership and leasing of healthcare properties in the United Kingdom and in Australia. He has previously served on the boards of Vitalink Pharmacy, Inc. (Nasdaq), Evergreen Healthcare, Inc. (Nasdaq) and NAREIT, the international trade association of real estate investment trusts. As a private investor, Mr. Bailey has served as an officer, director and stockholder of several private healthcare operating and finance companies, and has served on the boards of charitable organizations related to education and the environment. Mr. Bailey received his B.A. from Wesleyan University and his J.D. from University of Michigan Law School and is a member of the American Bar Association and the Michigan Bar Association. Mr. Bailey was named as a director based on his substantial experience in acquiring, owning and operating skilled nursing facilities and similar healthcare facilities.

Michael Blisko has served as a director of the Company since June 2021. Mr. Blisko is the Chief Executive Officer for Infinity Healthcare Management. Mr. Blisko is a veteran of leading healthcare consultancy portfolios, as well as the architect in creating cutting edge leadership teams. Mr. Blisko is currently a board member of Strawberry Fields REIT, LLC, the Predecessor Company. Mr. Blisko is a principal for a myriad of ancillary companies including United Rx, a long-term pharmacy, Heritage Home Health and Hospice, Xcel Med, Bella Monte Recovery, and Core Centers Recovery. Currently, Mr. Blisko serves on the Board of Directors for the Indiana Healthcare Association (IHCA) and is on the committee for Post-Acute Care for the American Healthcare Association (AHCA). Previously, Mr. Blisko was the Chairman of the Regulatory Committee with the Illinois Council for Long-term Care from 2014 to 2016, and was also on the Board of Directors for the Illinois Council of Long-term Care. Mr. Blisko is a Licensed Nursing Home Administrator with a Master’s Degree in Healthcare Administration from Hofstra University and a BA in Talmudic Law from Bais Yisroel, Jerusalem. Mr. Blisko was named as a director based on his substantial experience in acquiring, owning and operating skilled nursing facilities and similar healthcare facilities.

Jack Levine has served as a director of the Company since June 2021. Mr. Levine is a certified public accountant who has provided financial and consulting services to private companies for over 30 years. Since 2010, he has served as a director and chairman of the audit committee of SignPath Pharma, Inc., a clinical stage biopharmaceutical company. SignPath was a public reporting company prior to 2017. He has also served as a director and audit committee member of Provista Diagnostics, Inc., a cancer detection and diagnostics company, and Pharmanet, Inc., global drug development services company where he also served as Chairman of the Board. From 2000 to 2006, Mr. Levine was Chairman either of the Audit Committee, Executive Committee or ALCO Committee of Beach Bank, Miami Beach, From 2004 to 2006, Mr. Levine was a member of the Audit Committee of Miami Dade County School Board, the nation’s third largest school system. Mr. Levine has been a licensed CPA in Florida since 1983 and in New York since 2009. He has been a Board Member of the Southeast Region of the American Friends of Bar-Ilan University since 2002. Mr. Levine received an M.A from New York University and B.A from Hunter College of City University of New York. Mr. Levine was named as a director based on his substantial experience on boards of public entities.

Reid Shapiro has served as a director of the Company since June 2021. Mr. Shapiro has been the owner of Shappy LLC, a company engaged in business consulting since 2014. From 1998 to 2014, he was a partner and co-founder of Elephant Group, Inc., a company engaged in the retail sale of electronic products which grew to approximately 120 locations. Mr. Shapiro was responsible for site selection for new stores, lease negotiations, build-out and retail management. Following the sale of this business to AT&T, Elephant Group transitioned to become DISH Network’s largest reseller of satellite television systems. It further diversified into the cable, telephone and home security businesses. As part of his duties at Elephant Group, Mr. Shapiro also served as the Chief Development Officer of Saveology.com, Inc., which operated a daily deal business on the internet. Mr. Shapiro has also served on the Florida Panthers NHL Advisory Board. Mr. Shapiro graduated from Yeshiva University in New York. Mr. Shapiro was named as a director based on his substantial experience in creating value for investors and entrepreneurial experience.

Nahman Eingal has served as our Chief Financial Officer since the Company’s inception. He has served as the Chief Operating Officer of the Predecessor Company since 2014 and as the Co-Chief Executive Officer and director of the BVI Company since 2015. From 2009 to 2014, Mr. Eingal served as the Treasurer for Infinity Healthcare Management Services II, LLC, a company engaged in managing skilled nursing facilities and other healthcare facilities. Mr. Eingal received a B.A. in economics from Rupin College and an M.B.A. in financing and banking from the Hebrew University in Jerusalem, Israel.

Joshua Blisko will become our Senior Investment Officer after the direct listing. Since 2015, he has been a Real Estate Associate at Cohen Equities, where he supervised over a substantial number of real estate related acquisitions, dispositions and financings. From 2014 to 2015, he was a commodities analyst at Barclays in New York, where he traded energy related commodities. Mr. Blisko received a B.S. in Finance from New York University, Leonard N. Stern School of Business in 2014.

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Board of Directors

Our charter and bylaws provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors but may not less than the minimum number required under the MGCL, which is one, or more than 15. We currently have five directors. We believe that three of these directors meet the requirement to be independent under the standards of Nasdaq and the Exchange Act.

Corporate Governance

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. The principal features of our corporate governance structure include the following:

● our board of directors is not classified, so that each of our directors will be elected annually;

● of the five persons who serve on our board of directors, our board of directors has determined that three of our directors satisfy the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act;

● at least one of our directors qualifies as an “audit committee financial expert” as defined by the SEC;

● we believe that we comply with the Nasdaq listing standards, including having board committees comprised solely of independent directors;

● we have opted out of the business combination and control share acquisition statutes in the MGCL; and

● we do not have a stockholder rights plan.

Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss financial risk exposure and the steps our management should take to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

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Board Committees

Our board of directors has established three standing committees: an audit committee, a nominating and corporate governance committee and a compensation committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of Nasdaq, as amended or modified from time to time, and each of these committees is comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish other committees to facilitate the management of the Company.

Audit Committee

The Company has an audit committee that is initially comprised of three independent directors, consisting of Reid Shapiro, Jack Levine and Essel Bailey. We believe that Mr. Levine is qualified as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq corporate governance listing standards and “financially sophisticated” as that term is defined by Nasdaq. Our board has adopted an audit committee charter, which details the principal functions of the audit committee, including oversight related to:

● our accounting and financial reporting processes;

● the integrity of our consolidated financial statements and financial reporting process;

● our systems of disclosure controls and procedures and internal control over financial reporting;

● our compliance with financial, legal and regulatory requirements;

● the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

● the performance of our internal audit function; and

● our overall risk profile.

The audit committee is also responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

The Company has a nominating and corporate governance committee that is initially comprised of three independent directors, consisting of Reid Shapiro, Jack Levine and Essel Bailey. Our board has adopted a nominating and corporate governance committee charter, which details the principal functions of the nominating and corporate governance committee, including:

● identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

● developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

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● reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

● recommending to the board of directors nominees for each committee of the board of directors;

● annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and Nasdaq corporate governance listing standards; and

● overseeing the board of directors’ evaluation of management.

In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Compensation Committee

The Company has a compensation committee that is initially comprised of three independent directors, consisting of Reid Shapiro, Jack Levine and Essel Bailey. Our board has adopted a compensation committee charter, which detailed the principal functions of the compensation committee, including:

● reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

● reviewing and approving the compensation of all of our other officers;

● reviewing our executive compensation policies and plans;

● implementing and administering our incentive compensation equity-based remuneration plans;

● assisting management in complying with our proxy statement and annual report disclosure requirements;

● producing a report on executive compensation to be included in our annual proxy statement; and

● reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Code of Business Conduct and Ethics

Our board of directors has established a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics designed to deter wrongdoing and to promote:

● honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

● full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

● compliance with applicable laws, rules and regulations;

● prompt internal reporting of violations of the code to appropriate persons identified in the code; and

● accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or Nasdaq regulations.

Indemnification of Directors and Officers and Limitation of Liability

For information concerning indemnification applicable to our directors and officers, see “Certain Provisions of Maryland Law and of Our Charter and Bylaws.”

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EXECUTIVE COMPENSATION

Executive Compensation

Our executive officers are currently employed by one of our subsidiaries, Strawberry Fields Management Services LLC, or SFMS.

The annual base salaries of each executive officer for 2022 is set forth in the following table:

Name and Principal Position	Base Salary

Moishe Gubin	$300,000
Chairman and Chief Executive Officer

Nahman Eingal	$80,000
Chief Financial Officer

Joshua Blisko	(1)
Proposed Senior Investment Officer

(1) The salary to be received by Mr. Blisko has not yet been established and will be determined prior to the commencement of the direct listing.

During 2021, the Board of Directors approved the payment of a bonus of $1,100,000 to Mr. Gubin for his services for 2021, which was paid in January 2022. Any future bonuses to Mr. Gubin or the other executive officers will be made at the discretion of the Board.

The Company has not adopted any compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our management team. We expect that our compensation committee will review the current compensation of our executive officers in conjunction with the establishment of compensation policies and objectives for executive compensation. We anticipate that the compensation committee will design a compensation program that rewards, among other things, our operating results, favorable stockholder returns, and individual contributions to our success. We expect compensation incentives designed to further these goals will take the form of annual cash compensation and longer-term equity awards.

The table below sets forth a summary of all compensation earned, awarded or paid, as applicable, to our executive officers by SFMS for the years ended December 31, 2021 and 2020.

Name and Principal Position	Year	Salary	Bonus	Total
Moishe Gubin
Chairman and Chief Executive Officer	2021	$300,000	$1,100,000	$1,400,000
	2020	$300,000	-	$300,000

Nahman Eingal
Chief Financial Officer	2021	$80,000	-	$80,000
	2020	$80,000	-	$80,000

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Transfer of Equity Interests to an Entity Controlled by Nahman Eingal

Pursuant to a prior commitment from the Predecessor Company, in June 2021, an entity controlled by Mr. Eingal received 208,528 OP units from the Predecessor Company at the time of the completion of the formation transactions as compensation for services rendered by Mr. Eingal to the Predecessor Company.

Employment Agreements

None of the officers of the Company are parties to any employment agreements.

Director Compensation

As compensation for serving on our board of directors, each of our independent directors will receive annual fees of $25,000 and $1,500 per meeting. Directors who are also officers or employees of the Company will not receive any additional compensation as directors. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings.

Our board of directors may change the compensation of our independent directors in its discretion.

2021 Equity Incentive Plan

The Company has adopted an equity incentive plan. The purpose of the plan is to attract and retain non-employee directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, and to award their efforts toward our continued success, long-term growth and profitability. The plan provides for the grant of stock options, share awards (including restricted common stock and restricted stock units), stock appreciation rights, dividend equivalent rights, performance awards, annual incentive cash awards and other equity-based awards. There were a total of 250,000 shares of common stock reserved for issuance pursuant to the plan, subject to certain adjustments set forth in the plan. In connection with the formation transactions, the Company granted 19,320 shares to employees of the Company and certain of its affiliates. In October 2021 the Company granted 5,580 shares of common stock to employees of the Company and certain of its affiliates.

Administration of the Equity Incentive Plan

The equity incentive plan is administered by the compensation committee of our board of directors, except that the equity incentive plan is administered by our board of directors with respect to awards made to directors who are not employees. This summary uses the term “administrator” to refer to the compensation committee or our board of directors, as applicable. The administrator will approve all terms of awards under the equity incentive plan. The administrator also will determine who will receive grants under the equity incentive plan and the terms of each grant; provided that a director who is not an employee may not receive awards for more than $250,000 in any calendar year.

Eligibility

All of our employees and employees of our subsidiaries and affiliates, including our Operating Partnership, are eligible to receive grants under the equity incentive plan. In addition, our independent directors and individuals who perform services for us and our subsidiaries and affiliates, including individuals who perform services for the Operating Partnership, may receive grants under the equity incentive plan. Only common-law employees are eligible to receive awards of incentive stock options.

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Share Authorization

The number of shares of common stock that may be issued under the equity incentive plan is 250,000 shares (approximately 0.48% of the number of outstanding shares of common stock and OP units on a fully diluted basis). In connection with stock splits, stock dividends, recapitalizations and certain other events, our board of directors is authorized to make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the equity incentive plan, the individual grant limits and the terms of outstanding awards. If any awards terminate, expire or are cancelled, forfeited, exchanged or surrendered without having been exercised or paid or are settled in cash, the shares of common stock subject to such awards will again be available for future grants under the equity incentive plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are available for future grants under the equity incentive plan. No awards under the equity incentive plan are currently outstanding and no additional grants are currently planned.

Options

The equity incentive plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). The exercise price for any option will generally be payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a “ten percent stockholder”).

Stock Awards

The equity incentive plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares; provided, however, that dividends payable on common stock subject to a stock award that does not vest solely on account of continued employment or service will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of any certificates evidencing such shares, and (iii) a participant must deliver a stock power to us for each stock award.

Stock Appreciation Rights

The equity incentive plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares’ fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a “ten percent stockholder.”

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Performance Units

The equity incentive plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified number of shares of common stock, if performance goals established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of the Operating Partnership, the participant’s performance or such other criteria determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Incentive Awards

The equity incentive plan also authorizes the grant of incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned, and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment that may be in cash, common stock or a combination of cash and common stock.

Other Equity-Based Awards

The administrator may grant other types of stock-based awards under the equity incentive plan. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator.

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Dividend Equivalents

The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of common stock); provided, however, that if the related performance units or other equity-based awards will not vest solely on account of continued employment or service, dividend equivalents will be paid only when, and to the extent that, the underlying award vests. Dividend equivalents may be payable in cash, shares of common stock or other property dividends declared on shares of common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

If we experience a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are outstanding will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

A change in control under the equity incentive plan occurs if:

● a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of the total combined voting power of our outstanding securities;

● we merge into another entity, unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

● we sell or dispose of all or substantially all of our assets, other than a sale or disposition to any entity more than 50% of the combined voting power and common stock of which is owned by our stockholders immediately before the sale or disposition; or

● during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the equity incentive plan could be treated as parachute payments. In that event, the equity incentive plan will provide that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the equity incentive plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The equity incentive plan will also provide that these provisions do not apply to a participant who has an agreement with us providing that the individual is entitled to indemnification from us for the 20% excise tax. Neither of our named executive officers has such an agreement providing for the indemnification of the 20% excise tax.

Amendment; Termination

Our board of directors may amend or terminate the equity incentive plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or Nasdaq requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the equity incentive plan, materially increases the aggregate number of shares of common stock that may be issued under the equity incentive plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the equity incentive plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the equity incentive plan will terminate on the day before the tenth anniversary of the date our board of directors adopts the equity incentive plan.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have had and currently have relationships and transactions with related parties. Our related parties consist of our directors, executive officers, persons who beneficially own 5% or more of the shares of our common stock or 5% or more of the OP units of the Operating Partnership, members of their immediate families and their affiliates, as well as managers of the Predecessor Company, persons who beneficially owned more than 5% of the membership interests in the Predecessor Company, members of their immediate family members and their affiliates.

We have described below relationships and transactions since January 1, 2020 with related parties in which the amount involved exceeded $120,000, and all currently proposed transactions which exceed $120,000.

The relationships and transactions described below relate to transactions with Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, Ted Lerman, who is the third Controlling Member of the Predecessor Company, Nahman Eingal, who is our Chief Financial Officer, and Steven Blisko, who is the brother of Michael Blisko, and their affiliated entities. There were no other reportable relationships and transactions with related parties.

Formation Transactions

On June 8, 2021, pursuant to a contribution agreement among the Company, the Predecessor Company and the Operating Partnership, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, our Operating Partnership issued an aggregate of 51,686,280 OP units to the Predecessor Company. The Predecessor Company distributed these OP units to its members, and certain of these members transferred their OP units to their beneficial owners and other transferees. We subsequently exchanged 5,824,846 of these OP units for 5,824,846 shares of our common stock.

The assets that were contributed to the Operating Partnership by the Predecessor Company included all of the shares of the BVI Company, all of the membership interests in three property-owning limited liability companies owned directly by the Predecessor Company and all of the membership interests in SFMS. The BVI Company continues to own, through wholly-owned subsidiaries, all of our 78 properties and to hold, through wholly-owned subsidiaries, one lease for an additional property.

The contribution agreement was not negotiated on an arms’ length basis and may not be as favorable to us as an agreement negotiated on an arms’ length basis. We did not obtain independent third-party appraisals of the assets owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuation or fairness opinion. Accordingly, the value of the OP units that we issued as consideration for the assets of the Predecessor Company in the formation transactions may have exceeded their aggregate fair market value. See “Risk Factors—Risks Related to Our Properties and Our Business.”

Payment of Organizational and Listing Expenses

The Predecessor Company funded the organizational and listing costs incurred by the Company until the consummation of the formation transactions. As of the date of this prospectus, the aggregate amount funded by the Predecessor Company was $2,465,000.

Related Party Debt

During the period from January 1, 2020, through September 30, 2020, the Predecessor Company was indebted to Strawberry Patch Aleph, LLC, a company controlled by Moishe Gubin and Michael Blisko, with respect to loans made by Strawberry Patch Aleph, LLC to the Predecessor Company. The maximum principal amount owed to Strawberry Patch Aleph, LLC during this period was $1.3 million. The debt was repaid in full in September 2020. No interest was paid on this indebtedness.

During the period from January 1, 2020, through September 30, 2020, the Predecessor Company was indebted to Strawberry Patch Bet, LLC, a company controlled by Moishe Gubin and Michael Blisko, with respect to loans made by Strawberry Patch Bet, LLC to the Predecessor Company The maximum principal amount owed to Strawberry Patch Bet, LLC during this period was $4.1 million. The amount of $1,950,000 of this debt was repaid in September 2020 through the issuance of membership interests in the Predecessor Company to Strawberry Patch Bet, LLC, and the balance was repaid in cash. The amount of interest paid to Strawberry Patch Bet, LLC during this period was $163,000.

During the period from January 1, 2020, through September 30, 2020, the Predecessor Company was indebted to New York Boys Management, LLC, a company controlled by Moishe Gubin and Michael Blisko, with respect to loans made by New York Boys Management, LLC to the Predecessor Company. The maximum principal amount owed to New York Boys Management, LLC, during this period was $400,000. The debt was repaid in September 2020. The amount of interest paid to New York Boys Management, LLC, during this period was $30,000.

During the period from January 1, 2020, through October 30, 2020, the Predecessor Company was indebted to Evergreen Insurance, LLC, a company controlled by Moishe Gubin and Michael Blisko, with respect to loans made by Evergreen Insurance, LLC to the Predecessor Company. The maximum principal amount owed to Evergreen Insurance, LLC, during this period was $1.7 million. The debt was repaid in October 2020. No interest was paid on this indebtedness.

During the period from January 1, 2020, through September 30, 2020, the Predecessor Company was indebted to 516 West Frech, LLC, a company controlled by Moishe Gubin and Michael Blisko with respect to loans made by 516 West Frech, LLC to the Predecessor Company. The maximum principal amount owed to 516 West Frech, LLC during this period was $1.3 million. The debt was repaid in September 2020 through the issuance of membership interests in the Predecessor Company. No interest was paid on this indebtedness.

During the period from January 1, 2020, through September 30, 2020, the Predecessor Company was indebted to Infinity Funding, LLC, a company controlled by Moishe Gubin and Michael Blisko with respect to loans made by Infinity Funding, LLC to the Predecessor Company. The maximum principal amount owed to Infinity Funding LLC, during this period was $2.0 million. The debt was repaid in September 2020. No interest was paid on this indebtedness.

During the period from January 1, 2020, through August 31, 2020, the Predecessor Company was indebted to A&F Realty, LLC, a company controlled by Ted Lerman, one of the Controlling Members of the Predecessor Company with respect to loans made by A&F Realty, LLC to the Predecessor Company. The maximum principal amount owed to A&F Realty during this period was $8.2 million. The Predecessor Company repaid all amounts owned to A&F Realty in August 2020. The amount of interest paid to A&F Realty during this period was $690,000.

As of the date of this prospectus, we had no related party indebtedness.

Lease Agreements with Related Parties

Leases with Affiliates of Moishe Gubin, Michael Blisko and Ted Lerman

As of the date of this prospectus, the Company leased 55 facilities to affiliates of Moishe Gubin, Michael Blisko and Ted Lerman. Moishe Gubin is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko is one of our directors and one of the Controlling Members of the Predecessor Company, and Ted Lerman is the third Controlling Member of the Predecessor Company. Thirty-eight of these facilities are leased under five master lease agreements in which the tenants are jointly and severally liable for all lease payments under each such master lease agreement, and the remaining 17 facilities are leased under separate lease agreements. The aggregate amount of annualized base rent payable under these leases as of the date of this prospectus was $63.9 million. A default under one master lease agreement will not result in a default under any other master lease agreement.

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The following table sets forth information concerning leases with affiliates of Moishe Gubin, Michael Blisko and Ted Lerman as of date of this prospectus. Each of these leases is a triple-net lease except as noted.

Master Leases with Affiliates of Moishe Gubin, Michael Blisko and Ted Lerman
State	Lessor/Company Subsidiary	Tenant/Operator	Average Annualized Base Rent	Annual Escalator	Lease Maturity Date	Extension Options
Master Lease Indiana
IN	1020 West Vine Street Realty, LLC	The Waters of Princeton II, LLC	$1,045,506	3.0%	7/1/2025	2 five year
IN	12803 Lenover Street Realty, LLC	The Waters of Dillsboro - Ross Manor II, LLC	1,353,655	3.0%	7/1/2025	2 five year
IN	1350 North Todd Drive Realty, LLC	The Waters of Scottsburg II, LLC	1,089,527	3.0%	7/1/2025	2 five year
IN	1600 East Liberty Street Realty, LLC	The Waters of Covington II, LLC	1,309,634	3.0%	7/1/2025	2 five year
IN	1601 Hospital Drive Realty, LLC	The Waters of Greencastle II, LLC	1,100,532	3.0%	7/1/2025	2 five year
IN	1712 Leland Drive Realty, LLC	The Waters of Huntingburg II, LLC	1,045,506	3.0%	7/1/2025	2 five year
IN	2055 Heritage Drive Realty, LLC	The Waters of Martinsville II, LLC	1,133,548	3.0%	7/1/2025	2 five year
IN	3895 South Keystone Avenue Realty, LLC	The Waters of Indianapolis II, LLC	891,431	3.0%	7/1/2025	2 five year
IN	405 Rio Vista Lane Realty, LLC	The Waters of Rising Sun II, LLC	638,309	3.0%	7/1/2025	2 five year
IN	950 Cross Avenue Realty, LLC	The Waters of Clifty Falls II, LLC	1,518,735	3.0%	7/1/2025	2 five year
IN	958 East Highway 46 Realty, LLC	The Water of Batesville II, LLC	946,458	3.0%	7/1/2025	2 five year
IN	2400 Chateau Drive Realty, LLC	The Waters of Muncie II, LLC	792,383	3.0%	7/1/2025	2 five year
IN	The Big H2O, LLC	The Waters of New Castle II, LLC	726,351	3.0%	7/1/2025	2 five year
Master Lease Tennessee 1
TN	115 Woodlawn Drive, LLC	Lakebridge a Waters Community, LLC	1,514,820	3.00%	6/30/2031	2 five years
TN	146 Buck Creek Road, LLC	The Waters of Roan Highlands, LLC	1,111,794	3.00%	6/30/2031	2 five years
TN	704 5th Avenue East, LLC	The Waters of Springfield, LLC	917,230	3.00%	6/30/2031	2 five years
TN	2501 River Road, LLC	The Waters of Cheatham, LLC	1,111,794	3.00%	6/30/2031	2 five years
TN	202 Enon Springs Road East, LLC	The Waters of Smyrna, LLC	1,264,666	3.00%	6/30/2031	2 five years
TN	140 Technology Lane, LLC	The Waters of Johnson City, LLC	1,167,384	3.00%	6/30/2031	2 five years
TN	835 Union Street, LLC	The Waters of Shelbyville, LLC	1,334,153	3.00%	6/30/2031	2 five years
Master Lease Tennessee 2
TN	505 North Roan Street, LLC	Agape Rehabilitation & Nursing Center, A Water’s Community	1,628,910	3.00%	6/30/2031	2 five years
TN	14510 Highway 79, LLC	Waters of McKenzie, A Rehabilitation & Nursing Center	1,279,858	3.00%	6/30/2031	2 five years
TN	6500 Kirby Gate Boulevard, LLC	Waters of Memphis, A Rehabilitation & Nursing Center	1,745,261	3.00%	6/30/2031	2 five years
TN	978 Highway 11 South, LLC	Waters of Sweetwater, A Rehabilitation & Nursing Center	1,745,261	3.00%	6/30/2031	2 five years
TN	2830 Highway 394, LLC	Waters of Bristol, A Rehabilitation & Nursing Center	2,327,014	3.00%	6/30/2031	2 five years
Master Lease Arkansas 1 (2)
AR	5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	821,950	3.00%	8/31/2028	2 five years
AR	414 Massey Avenue, LLC	Mountain View Residential Home - A Waters Community, LLC	224,807	3.00%	8/31/2028	2 five years
AR	706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	681,445	3.00%	8/31/2028	2 five years
AR	8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	983,530	3.00%	8/31/2028	2 five years
AR	1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	843,025	3.00%	8/31/2028	2 five years
AR	5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation - A Waters Community, LLC	1,081,883	3.00%	8/31/2028	2 five years
AR	2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	983,530	3.00%	8/31/2028	2 five years
AR	1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	772,773	3.00%	8/31/2028	2 five years
AR	826 North Street, LLC	The Waters of Stamps, LLC	660,370	3.00%	8/31/2028	2 five years
Master Lease Arkansas 2 (2)
AR	326 Lindley Lane, LLC	The Waters of Newport, LLC	843,044	3.00%	12/1/2028	2 five years
AR	2821 West Dixon Road, LLC	The Waters of West Dixon & West Dixon Assisted Living - A Waters Community, LLC	1,236,465	3.00%	12/1/2028	2 five years
AR	552 Golf Links Road, LLC	Hot Springs Nursing and Rehabilitation - A Waters Community, LLC	1,067,856	3.00%	12/1/2028	2 five years

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Other Lease Agreements with Affiliates of Moishe Gubin, Michael Blisko and Ted Lerman
State	Lessor/Company Subsidiary	Tenant/Operator	Annual Base Rent	Annual Escalator	Lease Maturity	Extension Options
IL	Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	$1,005,313	3.00%	2/28/2026	2 five year
IL	Momence Meadows Realty, LLC (1)	Momence Meadows Rehabilitation and Nursing Center, LLC	$1,038,000	—	12/1/2025	None
IL	Oak Lawn Nursing Realty, LLC (1)	Oak Lawn Respiratory and Rehabilitation Center, LLC	$1,083,048	—	5/1/2031	None
IL	Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	$1,215,483	3.00%	10/31/2024	2 five year
IL	Lincoln Park Holdings, LLC (1)	Lakeview Rehabilitation and Nursing Center, LLC	$1,260,000	—	5/1/2031	None
IL	Continental Nursing Realty, LLC (1)	Continental Rehabilitation and Nursing Center, LLC	$1,575,348	—	3/1/2031	None
IL	Westshire Nursing Realty, LLC	City View Multi care Center LLC	$1,788,365	3.00%	3/31/2026	2 five year
IL	Belhaven Realty, LLC	Belhaven Rehabilitation and Nursing Center, LLC	$2,134,570	3.00%	2/28/2026	4 five year
IL	West Suburban Nursing Realty, LLC (1)	West Suburban Rehabilitation and Nursing Center, LLC	$1,961,604	—	10/1/2027	None
IL	Niles Nursing Realty, LLC	Niles Nursing & Rehab, LLC	$2,409,998	3.00%	2/28/2026	2 five year
IL	Parkshore Estates Nursing Realty, LLC	Parkshore Estates Rehabilitation and Nursing Center, LLC	$2,454,187	3.00%	3/31/2026	2 five year
IL	Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	$2,547,712	3.00%	2/28/2026	4 five year
IL	516 West Frech Street, LLC	Parker Rehabilitation and Nursing Center, LLC	$498,350	2.41%	4/1/2030	None
IL	4343 Kennedy Drive, LLC	Hope Creek Nursing and Rehabilitation Center, LLC	478,958	2.00%	9/30/2030	2 five year
IN	1316 North Tibbs Avenue Realty LLC	West Park, a water community	$549,884	3.00%	5/1/2024	2 five year
IN	1585 Perry Worth Road LLC	The Waters of Lebanon LLC	$116,677	3.00%	6/30/2027	2 five years
AR	9209 Dollarway Road, LLC	The Waters of White Hall, LLC	$843,026	3.00%	3/1/2019	2 five years

(1) These are gross leases.

In April 2021, related party tenants for the 13 properties located in Arkansas listed in the preceding table agreed to assign their leases to a group of unaffiliated third parties. The facilities located on these properties consist of 12 SNFs and 2 ALFs, with one property housing both a SNF and an ALF. There will be no changes to the terms of the existing leases. The assignment of the leases is subject to the approval of the State of Arkansas, which has been requested but not yet received. In connection with the lease assignments, the Company and the proposed tenants have held discussions concerning the possible sale of the properties to the proposed tenants or the grant of an option to purchase the properties for an aggregate price of $90 million. The Company and the proposed tenants have not entered into any agreement with respect to any sale or option. Accordingly, the Company and the proposed tenants may not enter into any such agreement and the terms of any such agreement are subject to further negotiations between the parties. These properties are subject to claims by the prior owners of the properties. These claims are not expected to have any impact on the assignment of the leases, but they may interfere with any sale of the properties. See “Business and Properties - Legal Proceedings.”

Leases with Affiliates of Steven Blisko

As of the date of this prospectus, we also leased six facilities to entities that are affiliates of Steven Blisko. Steven Blisko is the brother of Michael Blisko, who is one of our directors and own of the Controlling Members of the Predecessor Company. Steven Blisko does not own, either directly or indirectly, any interest in the Predecessor Company, does not serve as a manager, director or officer of the Predecessor Company and does not serve as a director or officer of the Company. Steven Blisko owns 300 of shares of our common stock. The aggregate amount of annual base rent payable under these leases was $2.67 million as of the date of this prospectus.

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The following table sets forth information concerning these leases with affiliates of Steven Blisko as of the date of this prospectus. Each of these leases is a triple-net lease except as noted.

Leases with Affiliates of Steven Blisko
State	Lessor/Company Subsidiary	Tenant/Operator	Annual Base Rent	Annual Escalator	Lease Maturity	Extension Options
Master Lease Central Illinois 1
IL	253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center, LLC	$399,076	3.00%	3/31/2026	4 five year
IL	3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center, LLC	$606,998	3.00%	3/31/2026	4 five year
IL	727 North 17th Street, LLC	Belleville Rehabilitation and Nursing Center, LLC	$603,644	3.00%	3/31/2026	4 five year
Master Lease Central Illinois 2
IL	107 South Lincoln Street LLC	Park Haven Rehabilitation and Nursing Center, LLC	$390,846	1.00%	6/1/2034	1 ten year
IL	1623 West Delmar Avenue LLC	Godfrey Healthcare & Rehabilitation Center, LLC	$263,144	1.00%	6/1/2034	1 ten year
IL	393 Edwardsville Road LLC	Wood River Healthcare & Rehabilitation Center, LLC	$410,194	1.00%	6/1/2034	1 ten year

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Acquisition of Properties Leased to Related Parties

Since January 1, 2020, we have acquired seven properties from unaffiliated third parties that were leased to related parties, as follows:

On October 1, 2020, we acquired a property located in Illinois from an unaffiliated third party for a purchase price of $4.0 million, which we paid in cash. This property contains 245 skilled nursing facility beds and approximately 104,000 square feet. Concurrently with the closing of the acquisition, we leased this property on a triple net basis to Hope Creek Nursing and Rehabilitation Center, LLC, an affiliate of Moishe Gubin and Michael Blisko, which will operate and manage the property. The lease has an initial term of 10 years with two extension options of five years each. The lease provides for annual base rent of $400,000 in the first year, $450,000 in the second year and annual increases of approximately 2% thereafter. In addition, we granted Hope Creek Nursing and Rehabilitation Center, LLC, the operator of the facility and an affiliate of Moishe Gubin and Michael Blisko, an option to purchase the property for an option price of $4.6 million during 2020, which will increase by $600,000 in each subsequent year during the term of the option.

On August 25, 2021, we acquired five properties located in Tennessee and one in Kentucky from unaffiliated third parties for an aggregate acquisition cost of $81.0 million, which we paid through the issuance of 1,545,217 OP units valued at $16,997,000 and a cash payment of $63,990,000. The properties contain skilled nursing facilities of approximately 223,000 square feet and 515 beds. The Company financed part of the cash portion of the purchase price from the net proceeds received by the Company from a sale of Series C Bonds in Israel. Moishe Gubin and the sellers have entered into an agreement, pursuant to which Mr. Gubin has agreed to purchase the OP units issued to the sellers, unless the sellers elect to retain of the OP units. In the event that the sellers do not elect to retain the OP units, then Mr. Gubin will be required to pay to the sellers an amount (less any distributions paid to the sellers) equal to the greater of value of $11.00 per OP unit (which represents the agreed value of the OP units issued to pay a portion of the purchase price for the properties) or the value of the shares of our common stock as of the date of the repurchase. The value of the shares of our common stock would be determined pursuant to the terms of the partnership agreement of the Operating Partnership, which provides that the value is equal to the average of the daily market prices of such shares for the ten consecutive trading days immediately preceding the date of such valuation, or, if the shares are not then traded, the value shall be determined by the Company acting in good faith on the basis of such information as it considers, in its reasonable judgment, to be appropriate.

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We have leased the five Tennessee facilities to affiliates of Moishe Gubin, Michael Blisko and Ted Lerman, under a new Tennessee master lease. The tenants are Agape Rehabilitation & Nursing Center, A Water’s Community, LLC Waters of McKenzie, A Rehabilitation & Nursing Center, LLC, Waters of Memphis, A Rehabilitation & Nursing Center, LLC, Waters of Sweetwater, A Rehabilitation & Nursing Center, LLC, and Waters of Bristol, A Rehabilitation & Nursing Center, LLC. We also leased the one Kentucky property to an unrelated third party under the existing Landmark master lease. The Tennessee properties were leased to the affiliated tenants on a triple net basis, which will operate and manage the properties. The lease has an initial term of 10 years with two extension options of five years each. The lease provides for annual base rent of $7.6 million in the first year, $7.8 in the second year and annual increases of approximately 3% thereafter.

Management Services from Strawberry Fields Management Services LLC

Prior to September 30, 2020, the Predecessor Company was a party to a management services agreement with SFMS, pursuant to which, SFMS managed the day-to-day operations of the Predecessor Company. The Predecessor Company paid management fees to SFMS equal to 2% of the actual rental income of the Predecessor Company. The fees were $1,083,000 during the first nine months of 2020, $1.36 million in 2019 and $1.15 million in 2018. SFMS was an affiliate of Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company and Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company. On September 30, 2020, the Predecessor Company acquired SFMS. SFMS was contributed to the Operating Partnership along with all the other assets and liabilities of the Predecessor Company as part of the formation transactions. As a result, SFMS is a wholly-owned subsidiary of the Operating Partnership.

Guarantees from Moishe Gubin and Michael Blisko

As of September 30, 2021, Moishe Gubin and Michael Blisko had personally guaranteed the repayment of three mortgage loans in the aggregate amount of $25.4 million made by unaffiliated commercial banks to the subsidiaries of the Company. The guarantees related to loans that are secured by first mortgages on 2 properties located in Texas and one property located in each of Oklahoma, Indiana and Illinois. The guarantees require to repay the full amount of the loans in the event of any event of default under the terms of the loans. The guarantors do not receive any compensation for guaranteeing the loans.

Sale of Membership Interests by Predecessor Company

In September 2020, the Predecessor Company issued 71 common units and 462 of preferred units to 20 entities and individuals at a price of $40,000 per common unit and $45,000 per preferred unit. The total purchase price for the units sold in this offering was $23,630,000, of which $20,340,000 was paid in cash and the balance was paid through the cancellation of debt owned by the Predecessor Company to the purchasers. The purchasers include the following related parties:

● Empire Indemnity, a company controlled by Moishe Gubin and Michael Blisko, which purchased 402 common units for an aggregate cash price of $18,090,000.

● 516 West Frech St II, LLC, a company controlled by Moishe Gubin and Michael Blisko, which acquired 11 common units and 20 preferred units for an aggregate price of $1,340,000, which was paid through cancellation of indebtedness owed by the Predecessor Company to the purchaser.

● Strawberry Patch Bet, LLC, a company controlled by Moishe Gubin and Michael Blisko, which acquired 15 common units and 30 preferred units for an aggregate price of $1,950,000, which was paid through cancellation of indebtedness owed by the Predecessor Company to the purchaser.

156

● T&N Realty, LLC, a company controlled by Nahman Eingal, one of the Company’s executive officers, which purchased 2 common units and 4 preferred units for an aggregate cash price of $260,000.

In December 2020, the Predecessor Company issued 73 preferred units to Empire Indemnity, a company controlled by Moishe Gubin and Michael Blisko in exchange for a cash purchase price of $45,000 per preferred unit.

Redemption of Membership Interests by Predecessor Company

In November 2020, the Predecessor Company redeemed 54 preferred units from members of the Predecessor Company who were related parties in the following transactions:

●	The Predecessor Company redeemed 20 preferred units from 516 West Frech St II, LLC, a company controlled by Moishe Gubin and Michael Blisko, for an aggregate cash price of $900,000.

●	The Predecessor Company redeemed 30 preferred units from Strawberry Patch Bet, LLC, a company controlled by Moishe Gubin and Michael Blisko, for an aggregate cash price of $1,350,000.

●	The Predecessor Company redeemed 4 preferred units T&N Realty, LLC, a company controlled by Nahman Eingal, one of the Company’s executive officers, for an aggregate cash price of $260,000.

Partnership Agreement

In connection with the formation transactions, the partnership agreement of our Operating Partnership was amended and restated. The Operating Partnership issued 51,686,280 OP units to the Predecessor Company at the time of the formation transactions, which were distributed to the beneficial owners of the Predecessor Company. The holders of the OP units became limited partners in our Operating Partnership. See “Description of the Partnership Agreement of Strawberry Fields Realty LP.”

Pursuant to the amended and restated partnership agreement of our Operating Partnership, limited partners of our Operating Partnership have redemption rights, which entitle them to require our Operating Partnership to redeem their OP units in exchange for cash or, at the Company’s option, for shares of our common stock on a one-for-one basis, provided that OP units issued in the formation transactions must be outstanding for at least one year (or such lesser time as determined by the Company in its sole and absolute discretion), subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock— Restrictions on Ownership and Transfer.”

Registration Rights

We have granted those persons who received OP units in the formation transactions, including affiliates of our directors and officers who received OP units in the formation transactions, certain registration rights with respect to those shares of our common stock that may be issued to them, including in connection with the exercise of the redemption rights under the partnership agreement of our Operating Partnership. None of these OP units may be redeemed for at least one year after their issue date (or such lesser time as determined by the General Partner in its sole and absolute discretion). The Company has no plans to approve a shorter period for any person.

Under the partnership agreement of our Operating Partnership, we agreed to use commercially reasonable efforts to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, a registration statement registering the issuance and resale of the common stock issuable upon redemption of the OP units issued as part of the formation transactions. We will not be eligible to file a registration statement on Form S-3 until one year after the effective date of the registration statement of which this prospectus is a part. We agreed to pay all of the expenses relating to such registration statements. See “Shares Eligible for Future Sale—Registration Rights.”

157

Tax Protection Agreement

We entered into a tax protection agreement with the members of the Predecessor Company, pursuant to which we agreed to indemnify Predecessor Company, its members and their beneficial owners (the “protected parties”) against certain potential adverse tax consequences to them, which may affect the way in which we conduct our business in the future, including with respect to when and under what circumstances we sell certain properties or interests therein or repay debt. The protected parties include Strawberry Patch Aleph, LLC, Strawberry Patch Bet, LLC, Southern Illinois Healthcare Realty LLC, 735 West Diversey Parkway, LLC, 516 West Frech St II, LLC and T&N Realty, LLC, who are affiliates of Moishe Gubin, who is our Chairman and Chief Executive Officer and one of the Controlling Members of the Predecessor Company, Michael Blisko, who is one of our directors and one of the Controlling Members of the Predecessor Company, Ted Lerman, who is the third Controlling Member of the Predecessor Company and Nahman Eingal, who is our Chief Financial Officer.

The potential adverse tax consequences against which we will indemnify the protected parties include future gain with respect to any negative capital account balances that exist after formation or that are “built-in” gain relating to assets that the protected parties are deemed to contribute to the Company. It is anticipated that the total amount of taxable built-in gain on the protected contributed properties and other assets is approximately $376.6 million. The built-in gain associated with each property was recognized as taxable income by the members of the Predecessor Company in the event that the property were sold or the indebtedness on such property were reduced. Under the tax protection agreement, we will reimburse the members of the Predecessor Company for any federal and state income tax liability that they may incur as a result of the recognition of this income. The aggregate amount of such potential reimbursement is estimated to be $         million. In this regard, the Company has granted the tenant of one of the Company’s properties, an SNF located in Illinois, an option to purchase this property. If the tenant had exercised its option as of September 30, 2021, the Company would have recognized a built-in gain of approximately $1.65 million on such property, which could have required the Company to make a tax indemnity payment of approximately $        . The Company has also had discussions with the proposed tenants of 13 of the Company’s properties in Arkansas with respect to the sale or the grant of an option to purchase such properties for an aggregate price of $90 million. If the Company had sold these properties for this price as of September 30, 2021, the Company would have recognized a built-in gain of approximately $42.1 million on such properties, which could have required the Company to make an tax indemnity payment of approximately $         million.

The tax protection agreement also provides that we will offer the protected parties the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, in a manner intended to provide an allocation of Operating Partnership liabilities to the partner for federal income tax purposes. Such protected parties guaranteed debt in the amount of approximately $25.4 million immediately following the completion of the formation transactions. In addition to any guarantee opportunities provided immediately following the completion of the formation transactions, this opportunity also offers upon future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the ten years following the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such protected party a cash payment intended to approximate its tax liability resulting from our failure to make such opportunities available to that protected party and the tax liabilities incurred as a result of such tax protection payment. This obligation could result in payments of up to $         million.

The amount of tax liability described above is calculated without regard to any deductions, losses or credits that may be available. See “Structure and Formation of Our Company—Tax Protection Agreement.”

Indemnification

Our charter provides that we will indemnify our directors and officers, and we intend to enter into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers.”

158

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of the date of this prospectus certain information regarding the beneficial ownership of shares of our common stock and shares of common stock issuable upon redemption of OP units for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock, (2) each of our directors and named executive officers, and (3) all of our directors and executive officers as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person holds shares of common stock as opposed to OP units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the date of this prospectus or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, the address of each named person is c/o Strawberry Fields REIT, LLC at 6101 Nimtz Parkway, South Bend, Indiana 46628. No shares beneficially owned by any executive officer, director or persons who will become directors have been pledged as security for a loan.

	Number of Shares of Common Stock Beneficially Owned (1)	Number of Shares of Common Stock and OP Units Beneficially Owned	Percentage of All Shares of Common Stock(2)	Percentage of All Shares of Common Stock and OP Units(2)

Moishe Gubin (3)	294,065	19,147,449	5.032%	35.957%
Michael Blisko (4)	127,592	19,515,007	2.183%	36.647%
Essel Bailey	45,503	45,503	0.779%	0.085%
Jack Levine	91,005	91,005	1.557%	0.171%
Reid Shapiro	—	—	—	—
Nahman Eingal (5)	403,240	403,240	6.900%	0.757%
Joshua Blisko	120	120	0.002%	0.000%
All Directors, Director Nominees and Executive Officers as a group (six persons)	961,525	39,202,324	16.453%	73.617%
Beneficial Owners of More than Five Percent (5%)
B&N Realty Investment LLC	369,686	369,686	6.326%	0.694%
Moishe Gubin/Gubin Enterprises LP (4)	294,065	19,147,449	5.032%	35.957%
Michael Blisko/Blisko Enterprises LP (5)	127,592	19,515,007	2.183%	36.647%
Ted Lerman/A&F Realty LLC (6)	269,864	6,497,167	4.618%	12.201%
Wissati Irrevocable Trust	520,147	520,147	8.900%	0.977%
Hebrew Orthodox Congregation	572,728	750,000	9.800%	1.408%
Nahman Eingal (5)	403,240	403,240	6.900%	0.757%
Congregation Shaarei Halacha of Chestnut Ridge	522,788	522,788	8.945%	0.982%
South Bend Kollel	572,728	750,000	9.800%	1.408%
The Jewish Federation of Metropolitan Chicago	330,000	330,000	5.647%	0.620%

(1) Excludes shares of common stock that may be issued upon redemption of OP units.

159

(2) Based on an aggregate of 5,849,746 shares of common stock and an aggregate of 47,406,651 OP units (which excludes OP units held by the Company).

(3) Gubin Enterprises LP, a limited partnership controlled by Mr. Gubin, is the owner of 16,065,489 OP units and 210,488 shares of our common stock. In addition, Strawberry Patch Aleph LLC, a limited liability company controlled by Mr. Gubin and Michael Blisko, is the owner 54,713 shares of our common stock. New York Boys Management LLC, a limited liability company controlled by Mr. Gubin and Michael Blisko, is the owner of 3,448,271 OP units. Southern Illinois Healthcare Realty, a limited liability company controlled by Mr. Blisko and Mr. Gubin, is the owner 102,690 shares of our common stock. Energy & Power, a limited liability company controlled by Mr. Blisko and Mr. Gubin, is the owner of 75,164 shares of our common stock. R&Q Quest Insurance Limited for and on behalf of the Empire Indemnity 2 Segregated Account a segregated account controlled by Mr. Blisko and Mr. Gubin, is the owner of 2,127,517 OP units.

(4) Blisko Enterprises LP, a limited partnership controlled by Mr. Blisko, is the owner of 16,599,521 OP units and 54,097 shares of our common stock. In addition, Strawberry Patch Aleph LLC, a limited liability company controlled by Mr. Gubin and Michael Blisko, is the owner of 54,713 shares of our common stock. New York Boys Management LLC, a limited liability company controlled by Mr. Gubin and Michael Blisko, is the owner of 3,448,271 OP units. Southern Illinois Healthcare Realty, a limited liability company controlled by Mr. Blisko and Mr. Gubin, is the owner of 102,690 shares of our common stock. Energy & Power, a limited liability company controlled by Mr. Blisko and Mr. Gubin, is the owner of 75,164 shares of our common stock. R&Q Quest Insurance Limited for and on behalf of the Empire Indemnity 2 Segregated Account a segregated account controlled by Mr. Blisko and Mr. Gubin, is the owner of 2,127,517 OP units.

(5) T&N Realty LLC, a limited liability company controlled by Mr. Eingal, is the owner of 403,240 shares of our common stock.

(6) A&F Realty LLC, a limited liability company controlled by Mr. Lerman, is the direct and indirect owner of 6,227,303 OP units and 269,864 shares of our common stock, including 2,289 shares held directly by Mr. Lerman.

160

REGISTERED STOCKHOLDERS

The following table sets forth, as of______, 2022, the number of shares of our common stock held by and registered for resale by means of this prospectus for the Registered Stockholders.

The Registered Stockholders consist of the holders of 25.9% of the outstanding shares of our common stock. None of the Registered Holders are affiliates of the Company. The shares held by the Registered Holders are “restricted securities” (as defined in Rule 144 under the Securities Act). The Registered Stockholders may, or may not, elect to sell their shares of common stock covered by this prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on Nasdaq at prevailing market prices. As such, the Company will have no input if and when any Registered Stockholder may, or may not, elect to sell their shares of common stock or the prices at which any such sales may occur. See “Plan of Distribution.”

Information concerning the Registered Stockholders may change from time to time and any changed information will be set forth in supplements to this prospectus, if and when necessary. Because the Registered Stockholders may sell all, some, or none of the shares of common stock covered by this prospectus, we cannot determine the number of shares of such common stock that will be sold by the Registered Stockholders, or the amount or percentage of shares of common stock that will be held by the Registered Stockholders upon consummation of any particular sale. In addition, the Registered Stockholders listed in the table below may have sold, transferred, or otherwise disposed of, or may sell, transfer, or otherwise dispose of, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act, after the date on which they provided the information set forth in the table below.

The Registered Stockholders are not entitled to any registration rights with respect to the common stock. However, we currently intend to use our reasonable efforts to keep the registration statement effective for a period of at least 180 days after the effectiveness of the registration statement. We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of the shares of common stock by the Registered Stockholders. However, we engaged our financial advisor, Cantor, with respect to certain other matters relating to our listing. See “Plan of Distribution.”

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares of common stock issuable pursuant to options and warrants that are exercisable or settled within 60 days of _____, 2022. Shares of common stock issuable pursuant to options and warrants are deemed outstanding for computing the percentage of the class beneficially owned by the person holding such securities but are not deemed outstanding for computing the percentage of the class beneficially owned by any other person. The percentage of beneficial ownership for the following table is based on total shares of common stock outstanding as of ______, 2022.

The Registered Stockholders have not, nor have they within the past three years had, any position, office, or other material relationship with us, other than as disclosed in this prospectus. See “Management” and “Certain Relationships and Related Party Transactions” for further information regarding the Registered Stockholders. The business address of each Registered Stockholder is c/o Strawberry Fields REIT, LLC at 6101 Nimtz Parkway, South Bend, Indiana 46628, unless otherwise indicated below.

161

	Number of Shares of Common Stock Beneficially Owned (1)	% of Total shares of common stock Beneficially Owned	Number of Total shares of common stock and OP Units Beneficially Owned (2)	% of All shares of common stock and OP Units (2)
Congregation Shaarei Halacha of Chestnut Ridge	522,788	8.94546%	522,788	0.9817464%
Joseph Blisko	143,221	2.45066%	143,221	0.2689555%
Steinberg 2012 Family Trust	135,103	2.31175%	135,103	0.2537107%
Wolden T. and Jennifer L. Egan Living Trust	93,355	1.59740%	93,355	0.1753119%
Elly Latinik	81,288	1.39093%	81,288	0.1526512%
Mark Myers Trust	76,938	1.31650%	76,938	0.1444823%
Strawberry Shortcake, LLC	68,254	1.16790%	68,254	0.1281746%
Aaron Mauer	65,348	1.11818%	65,348	0.1227174%
The Elisha Rothman 2014 Irrevocable Dynasty Trust	45,503	0.77860%	45,503	0.0854503%
Theodore Berman	28,006	0.47922%	28,006	0.0525926%
The Stern Family 2017 Trust	28,006	0.47922%	28,006	0.0525926%
Mark T Orenstein	23,254	0.39789%	23,254	0.0436688%
Bruce Leon	14,003	0.23961%	14,003	0.0262963%
Sandra Light Revocable Trust	14,003	0.23961%	14,003	0.0262963%
Cecelia Blisko	14,003	0.23961%	14,003	0.0262963%
Brian Zubkoff	12,657	0.21658%	12,657	0.0237686%
Joel Klein	9,335	0.15974%	9,335	0.0175302%
Carleton Family Trust	9,335	0.15974%	9,335	0.0175302%
MN1 Management, LLC	9,335	0.15974%	9,335	0.0175302%
Chris Pollastrini	4,668	0.07987%	4,668	0.0087661%
F&S Partnership	4,668	0.07987%	4,668	0.0087661%
Joshua W Sheldon	4,668	0.07987%	4,668	0.0087661%
Martin Z Schmidt	4,668	0.07987%	4,668	0.0087661%
Shalom Menora	4,668	0.07987%	4,668	0.0087661%
Judah Menora	4,668	0.07987%	4,668	0.0087661%
John K Lines	4,668	0.07987%	4,668	0.0087661%
Ira Rosenberg	4,668	0.07987%	4,668	0.0087661%
Menachem Wolf	4,668	0.07987%	4,668	0.0087661%
Edan Eingal	1,000	0.01711%	1,000	0.0018779%
Maya Eingal	1,000	0.01711%	1,000	0.0018779%
Dovid Gubin Trust	300	0.00513%	300	0.0005634%
Hadassahah Gubin Trust	300	0.00513%	300	0.0005634%
Batsheva Gubin Trust	300	0.00513%	300	0.0005634%
Yosef Gubin Trust	300	0.00513%	300	0.0005634%
Goldie Blisko	300	0.00513%	300	0.0005634%
Sara Blisko	300	0.00513%	300	0.0005634%
Sam Blisko	300	0.00513%	300	0.0005634%
Shoshana Blisko	300	0.00513%	300	0.0005634%
Avraham Lerman	300	0.00513%	300	0.0005634%
Meira Pollack	300	0.00513%	300	0.0005634%
Michael Lerman	300	0.00513%	300	0.0005634%

162

Shraga Lerman	300	0.00513%	300	0.0005634%
Arye Leib Lerman	300	0.00513%	300	0.0005634%
Adina Deutsch	300	0.00513%	300	0.0005634%
Nesanel Lerman	300	0.00513%	300	0.0005634%
Chana A. Dershowitz	300	0.00513%	300	0.0005634%
Yaffa Celnik	300	0.00513%	300	0.0005634%
Menucha Berzansky	300	0.00513%	300	0.0005634%
Sara Rifka Hirchman	300	0.00513%	300	0.0005634%
Mendel Lerman	300	0.00513%	300	0.0005634%
Moshe Noach Lerman	300	0.00513%	300	0.0005634%
Dave Lerman	300	0.00513%	300	0.0005634%
Danny Lerman	300	0.00513%	300	0.0005634%
Marc Lerman	300	0.00513%	300	0.0005634%
Alice Lerman	300	0.00513%	300	0.0005634%
Billy Lerman	300	0.00513%	300	0.0005634%
Sheila Glenner	300	0.00513%	300	0.0005634%
Ben Lerman	300	0.00513%	300	0.0005634%
Gerry Lerman	300	0.00513%	300	0.0005634%
Shlomo Lerman	300	0.00513%	300	0.0005634%
Shoshana Geretz	300	0.00513%	300	0.0005634%
Noach Lerman	300	0.00513%	300	0.0005634%
Abraham Lerman	300	0.00513%	300	0.0005634%
Aviva Hershberg	300	0.00513%	300	0.0005634%
Shira Zeiger	300	0.00513%	300	0.0005634%
Dov Lerman	300	0.00513%	300	0.0005634%
Robert Lerman	300	0.00513%	300	0.0005634%
Alona Stern	300	0.00513%	300	0.0005634%
Maya Lerman	300	0.00513%	300	0.0005634%
Mike Lerman	300	0.00513%	300	0.0005634%
Sarah Cohen	300	0.00513%	300	0.0005634%
Aaron Lerman	300	0.00513%	300	0.0005634%
Nathan Lerman	300	0.00513%	300	0.0005634%
Naomi Rosenman	300	0.00513%	300	0.0005634%
Rena Gurvitz	300	0.00513%	300	0.0005634%
Ilana Lerman	300	0.00513%	300	0.0005634%
Sally Lerman	300	0.00513%	300	0.0005634%
Don Lerman	300	0.00513%	300	0.0005634%
Jim Lerman	300	0.00513%	300	0.0005634%
Yehoshua Lerman	300	0.00513%	300	0.0005634%
Joseph Lerman	300	0.00513%	300	0.0005634%
Chana Sarah Zentman	300	0.00513%	300	0.0005634%
Nechama Janowski	300	0.00513%	300	0.0005634%
Avraham Lerman	300	0.00513%	300	0.0005634%
Devorah Weinberger	300	0.00513%	300	0.0005634%
Menashe Lerman	300	0.00513%	300	0.0005634%
Miriam Lichter	300	0.00513%	300	0.0005634%
Reuven Lerman	300	0.00513%	300	0.0005634%
Yael Kibel	300	0.00513%	300	0.0005634%
Dalya Slomnicki	300	0.00513%	300	0.0005634%

163

Atara Lubowsky	300	0.00513%	300	0.0005634%
Sara Leah Aronson	300	0.00513%	300	0.0005634%
Jay Lerman	300	0.00513%	300	0.0005634%
Nathan Lerman	300	0.00513%	300	0.0005634%
Gila Rosenbaum	300	0.00513%	300	0.0005634%
Leora Bornstein	300	0.00513%	300	0.0005634%
Shmuel Lerman	300	0.00513%	300	0.0005634%
Ayelet Litwin	300	0.00513%	300	0.0005634%
Aliza Miriam Lerman	300	0.00513%	300	0.0005634%
Brucha Teitelbaum	300	0.00513%	300	0.0005634%
Mendel Teitelbaum	300	0.00513%	300	0.0005634%
Roisa B Glantz	300	0.00513%	300	0.0005634%
Yoel Glantz	300	0.00513%	300	0.0005634%
Chaim H. Teitelbaum	300	0.00513%	300	0.0005634%
Chaya Teitelbaum	300	0.00513%	300	0.0005634%
Zalmen L Teitelbaum	300	0.00513%	300	0.0005634%
Kaila Teitelbaum	300	0.00513%	300	0.0005634%
Eluzar Teitelbaum	300	0.00513%	300	0.0005634%
Yoel Teitelbaum	300	0.00513%	300	0.0005634%
Miriam Y Teitelbaum	300	0.00513%	300	0.0005634%
Joseph Meisels	300	0.00513%	300	0.0005634%
Sarah E. Meisels	300	0.00513%	300	0.0005634%
Yoel K. Meisels	300	0.00513%	300	0.0005634%
Chaim H. Meisels	300	0.00513%	300	0.0005634%
Dvora Meisels	300	0.00513%	300	0.0005634%
Zisha Meisels	300	0.00513%	300	0.0005634%
Chumie Meisels	300	0.00513%	300	0.0005634%
Sholem Teitelbaum	300	0.00513%	300	0.0005634%
Margulis Teitelbaum	300	0.00513%	300	0.0005634%
Yoel Meisels	300	0.00513%	300	0.0005634%
Lipa Meisels	300	0.00513%	300	0.0005634%
Zev Meisels	300	0.00513%	300	0.0005634%
Alazer Meisels	300	0.00513%	300	0.0005634%
Hinda Meisels	300	0.00513%	300	0.0005634%
Zalmen Meisels	300	0.00513%	300	0.0005634%
Chaya Meisels	300	0.00513%	300	0.0005634%
Zalmen L. Meisels	300	0.00513%	300	0.0005634%
Chava Meisels	300	0.00513%	300	0.0005634%
Shimon Meisels	300	0.00513%	300	0.0005634%
Chaya Meisels	300	0.00513%	300	0.0005634%
Yakov Y. Meisels	300	0.00513%	300	0.0005634%
Chanie Meisels	300	0.00513%	300	0.0005634%
Mechel Horowitz	300	0.00513%	300	0.0005634%
Nechuama Horowitz	300	0.00513%	300	0.0005634%
Chaim E. Rabinowvic	300	0.00513%	300	0.0005634%
Chana R. Rabinowvic	300	0.00513%	300	0.0005634%
Chaim Halberstam	300	0.00513%	300	0.0005634%
Roiza B. Halberstam	300	0.00513%	300	0.0005634%
Eluzer Meisels	300	0.00513%	300	0.0005634%

164

Rivka Meisels	300	0.00513%	300	0.0005634%
Mordechai A Meisels	300	0.00513%	300	0.0005634%
Chana Meisels	300	0.00513%	300	0.0005634%
Chaya Weisz	300	0.00513%	300	0.0005634%
Yoel Weisz	300	0.00513%	300	0.0005634%
Chaim H. Meisels	300	0.00513%	300	0.0005634%
Eluzar Meisels	300	0.00513%	300	0.0005634%
Roiza B. Meisels	300	0.00513%	300	0.0005634%
Shlomo Meisels	300	0.00513%	300	0.0005634%
Sara Meisels	300	0.00513%	300	0.0005634%
Zalmen L. Meisels	300	0.00513%	300	0.0005634%
Chaim S. Halberstam	300	0.00513%	300	0.0005634%
Roiza B. Halberstam	300	0.00513%	300	0.0005634%
Eluzer Halberstam	300	0.00513%	300	0.0005634%
Yidas Halberstam	300	0.00513%	300	0.0005634%
Shlomo Halberstam	300	0.00513%	300	0.0005634%
Yoel Halberstam	300	0.00513%	300	0.0005634%
Chana R. Halberstam	300	0.00513%	300	0.0005634%
Eluzer Halberstam	300	0.00513%	300	0.0005634%
Sarah M. Ashkenazi	300	0.00513%	300	0.0005634%
Chaim H. Ashkanzi	300	0.00513%	300	0.0005634%
Adam Vale	300	0.00513%	300	0.0005634%
Kimberly Rudolph	300	0.00513%	300	0.0005634%
Kathryn Silver	300	0.00513%	300	0.0005634%
William Rothner	300	0.00513%	300	0.0005634%
Melissa Rothner	300	0.00513%	300	0.0005634%
Daniel Rothner	300	0.00513%	300	0.0005634%
Rachel Stark	300	0.00513%	300	0.0005634%
Eric Rothner	300	0.00513%	300	0.0005634%
Chaim Belsky	300	0.00513%	300	0.0005634%
Maurice Aaron	300	0.00513%	300	0.0005634%
Nathan Stern	300	0.00513%	300	0.0005634%
Yitzy Simcha	300	0.00513%	300	0.0005634%
Steven Blisko	300	0.00513%	300	0.0005634%
David Lifsics	300	0.00513%	300	0.0005634%
Joseph Wadler	300	0.00513%	300	0.0005634%
Yehuda Wasser	300	0.00513%	300	0.0005634%
Yerachmiel Picholtz	300	0.00513%	300	0.0005634%
Alan Gubin	300	0.00513%	300	0.0005634%
Jonathan Moscovitch	300	0.00513%	300	0.0005634%
Martin Loeb	300	0.00513%	300	0.0005634%
Aaron Mauer	300	0.00513%	300	0.0005634%
Carrie Dipaolo	300	0.00513%	300	0.0005634%
Chris Ray	300	0.00513%	300	0.0005634%
Charles Benain	300	0.00513%	300	0.0005634%
Jeff Sax	300	0.00513%	300	0.0005634%
Michael Perl	300	0.00513%	300	0.0005634%
Noah Rosen	300	0.00513%	300	0.0005634%
Tami Toreja	300	0.00513%	300	0.0005634%

165

Tony Mular	300	0.00513%	300	0.0005634%
Mary Glenn Richardson	300	0.00513%	300	0.0005634%
Alan Irni	120	0.00205%	120	0.0002253%
Alan Shulman	120	0.00205%	120	0.0002253%
Avi Silberstein	120	0.00205%	120	0.0002253%
Avi Zwelling	120	0.00205%	120	0.0002253%
Bentzion Kaminetzky	120	0.00205%	120	0.0002253%
David Itzkowitz	120	0.00205%	120	0.0002253%
Edward Zeiler	120	0.00205%	120	0.0002253%
Elliot Rosenfeld	120	0.00205%	120	0.0002253%
Erik Lindenauer	120	0.00205%	120	0.0002253%
Fred Aaron	120	0.00205%	120	0.0002253%
Henry Legere	120	0.00205%	120	0.0002253%
Jason Rappaport	120	0.00205%	120	0.0002253%
Jerry Latinik	120	0.00205%	120	0.0002253%
2Tera Investments, LLC	120	0.00205%	120	0.0002253%
Meir Nitekman	120	0.00205%	120	0.0002253%
Moishe Zeiler	120	0.00205%	120	0.0002253%
Mutty Kaminetzky	120	0.00205%	120	0.0002253%
Quickfeet, Llc	120	0.00205%	120	0.0002253%
Rajiv Kandala	120	0.00205%	120	0.0002253%
Shabsai Shuchatowitz	120	0.00205%	120	0.0002253%
Shimmy Webster	120	0.00205%	120	0.0002253%
Tim Terry	120	0.00205%	120	0.0002253%
Dact Company Llc	120	0.00205%	120	0.0002253%
Yanky Weiss	120	0.00205%	120	0.0002253%
Yehiel Kalish	120	0.00205%	120	0.0002253%
Yeruchum Levovitz	120	0.00205%	120	0.0002253%
Yitz Kaminetzky	120	0.00205%	120	0.0002253%
Alan Sorcher	120	0.00205%	120	0.0002253%
Brian Egan	120	0.00205%	120	0.0002253%
Charles Sheets	120	0.00205%	120	0.0002253%
Dan Gaafar	120	0.00205%	120	0.0002253%
Daniel Bruksten	120	0.00205%	120	0.0002253%
Gary Johnson	120	0.00205%	120	0.0002253%
Joseph Lifsics	120	0.00205%	120	0.0002253%
Melvin Lifsics	120	0.00205%	120	0.0002253%
Michael Feldman	120	0.00205%	120	0.0002253%
Sam Greenwald	120	0.00205%	120	0.0002253%
Sol Zeiler	120	0.00205%	120	0.0002253%
Tomer Bitton	120	0.00205%	120	0.0002253%
Albert Milstein	120	0.00205%	120	0.0002253%
Ari Fisch	120	0.00205%	120	0.0002253%
Ari Gross	120	0.00205%	120	0.0002253%
Ari Haas	120	0.00205%	120	0.0002253%
Arthur Kornblit	120	0.00205%	120	0.0002253%
Ben Klein	120	0.00205%	120	0.0002253%
Baruch Hertz	120	0.00205%	120	0.0002253%
Chaim Neiditch	120	0.00205%	120	0.0002253%

166

Daniel Glenner	120	0.00205%	120	0.0002253%
David Gorenstein	120	0.00205%	120	0.0002253%
Donald Rhodes	120	0.00205%	120	0.0002253%
Etai Sooliman	120	0.00205%	120	0.0002253%
Frank Karkazis	120	0.00205%	120	0.0002253%
Fred Nebel	120	0.00205%	120	0.0002253%
Gabe Solomon	120	0.00205%	120	0.0002253%
George Mueller	120	0.00205%	120	0.0002253%
Jerry Silva	120	0.00205%	120	0.0002253%
Joe Rozehzadeh	120	0.00205%	120	0.0002253%
J&R Family Investments LLC	120	0.00205%	120	0.0002253%
The Schwartz Group NY, LLC	120	0.00205%	120	0.0002253%
Jonathan Glenner	120	0.00205%	120	0.0002253%
Levi Orbach	120	0.00205%	120	0.0002253%
Martin Levin	120	0.00205%	120	0.0002253%
Marvin James Mickow Jr	120	0.00205%	120	0.0002253%
Meir Sax	120	0.00205%	120	0.0002253%
Menachem Fellig	120	0.00205%	120	0.0002253%
Michelle Zelcer	120	0.00205%	120	0.0002253%
Richard Lerner	120	0.00205%	120	0.0002253%
Family Health Ventures, Inc.	120	0.00205%	120	0.0002253%
Aish Tamid of Los Angeles	120	0.00205%	120	0.0002253%
Sam Lipshitz	120	0.00205%	120	0.0002253%
Samuel Finkel	120	0.00205%	120	0.0002253%
Shlomo Francis	120	0.00205%	120	0.0002253%
Sidney Glenner	120	0.00205%	120	0.0002253%
Stanford Gertz	120	0.00205%	120	0.0002253%
Steve Wolf	120	0.00205%	120	0.0002253%
Jackie Chazanow	120	0.00205%	120	0.0002253%
Yitzchok Shkop	120	0.00205%	120	0.0002253%
Yossi Brandman	120	0.00205%	120	0.0002253%
Bobby Snyder	300	0.00513%	300	0.0005633%
Cheryl Thomkewicz	300	0.00513%	300	0.0005633%
Gabi Abraham	300	0.00513%	300	0.0002253%
Joseph Pomerantsev	120	0.00205%	120	0.0002253%
Kate Simanovich	300	0.00513%	300	0.0005633%
Khris Pickens	300	0.00513%	300	0.0005633%
Marcia Rodriguez-Gingrich	120	0.00205%	120	0.0002253%
Matt Van Zelst	120	0.00205%	120	0.0002253%
Megan Frank	120	0.00205%	120	0.0002253%
Melvin Hobbs	120	0.00205%	120	0.0002253%
Michael Elkes	300	0.00513%	300	0.0005633%
Paresh Vipani	300	0.00513%	300	0.0005633%
Paul Hoffman	300	0.00513%	300	0.0005633%
Rhonda Arthur	120	0.00205%	120	0.0002253%
Rhonda Secor	300	0.00513%	300	0.0005633%
Shmuel Shayowitz	120	0.00205%	120	0.0002253%
Tina Anatolitis	120	0.00205%	120	0.0002253%
Tom Korkos	300	0.00513%	300	0.0005633%

167

Ami Patel	300	0.00513%	300	0.0005633%
Andrew Grubb	120	0.00205%	120	0.0002253%
Angel Goodpaster	300	0.00513%	300	0.0005633%
Angel Zeno	300	0.00513%	300	0.0005633%
Becky Ostrom	300	0.00513%	300	0.0005633%
Beverly Lowery	120	0.00205%	120	0.0002253%
Cody Clark	120	0.00205%	120	0.0002253%
Crystal Yockey	300	0.00513%	300	0.0005633%
Darlene Kusek	120	0.00205%	120	0.0002253%
Edward Friedman	120	0.00205%	120	0.0002253%
Frances Eubanks	300	0.00513%	300	0.0005633%
Geraldine Gerzon	300	0.00513%	300	0.0005633%
Holly Wachtal	300	0.00513%	300	0.0005633%
Israel Vargas	300	0.00513%	300	0.0005633%
Jackie Hernandez	300	0.00513%	300	0.0005633%
Jenny Nail	300	0.00513%	300	0.0005633%
Demetrious Kuzios	300	0.00513%	300	0.0005633%
John Stare	300	0.00513%	300	0.0005633%
Jonette Prince	300	0.00513%	300	0.0005633%
Josette Damalerio	300	0.00513%	300	0.0005633%
Kathy Seibel	300	0.00513%	300	0.0005633%
Kerri Flanagan	300	0.00513%	300	0.0005633%
Kevin Beuchler	120	0.00205%	120	0.0002253%
Laura Goldstone	300	0.00513%	300	0.0005633%
Lisa Adams	300	0.00513%	300	0.0005633%
Lisa Cuthbertson	300	0.00513%	300	0.0005633%
Marcin Chochol	120	0.00205%	120	0.0002253%
Mark Friedman	120	0.00205%	120	0.0002253%
Mary Mccormick	300	0.00513%	300	0.0005633%
Elizabeth Gueli	120	0.00205%	120	0.0002253%
Renu William	120	0.00205%	120	0.0002253%
Melissa Hall	120	0.00205%	120	0.0002253%
Michael Brown	120	0.00205%	120	0.0002253%
Dovid Kanarek	120	0.00205%	120	0.0002253%
Ola Roy	120	0.00205%	120	0.0002253%
Phil Birn	120	0.00205%	120	0.0002253%
Sandra Adkins	120	0.00205%	120	0.0002253%
Tami Heidenthal	120	0.00205%	120	0.0002253%
Tevis Tuggel	120	0.00205%	120	0.0002253%
Thomeka Brown	120	0.00205%	120	0.0002253%
Tonya Graves	120	0.00205%	120	0.0002253%
Vanessa Roll	120	0.00205%	120	0.0002253%
Debbie Fishbain	120	0.00205%	120	0.0002253%
Kipp Sachsteder	120	0.00205%	120	0.0002253%
Moshe Katz	120	0.00205%	120	0.0002253%
Chuck Bulow	120	0.00205%	120	0.0002253%
Bob Hanke	120	0.00205%	120	0.0002253%
Suvimol Machnikowski	120	0.00205%	120	0.0002253%
Jacqueline Rinvil	120	0.00205%	120	0.0002253%

168

Catherine Ramos	120	0.00205%	120	0.0002253%
Barbara Norment	120	0.00205%	120	0.0002253%
Margarita Castro	120	0.00205%	120	0.0002253%
Barbara Worman	120	0.00205%	120	0.0002253%
Judy Gregory	120	0.00205%	120	0.0002253%
Kimberly Roberts	120	0.00205%	120	0.0002253%
Anita V Calica	120	0.00205%	120	0.0002253%
Carolyn Conen	120	0.00205%	120	0.0002253%
Vicki Jones	120	0.00205%	120	0.0002253%
Judy Hovis	120	0.00205%	120	0.0002253%
Vickie Hacker	120	0.00205%	120	0.0002253%
Criselda Lazaro	120	0.00205%	120	0.0002253%
Elizabeth Duran	120	0.00205%	120	0.0002253%
Brenda Stark	120	0.00205%	120	0.0002253%
Wanda Miller	120	0.00205%	120	0.0002253%
Maria Elena Morales	120	0.00205%	120	0.0002253%
Patricia Trahan	120	0.00205%	120	0.0002253%
Nancy Lawson	120	0.00205%	120	0.0002253%
Denise Castaneda	120	0.00205%	120	0.0002253%
Mietrie Rivers	120	0.00205%	120	0.0002253%
Melvin Mack	120	0.00205%	120	0.0002253%
Diana Davis	120	0.00205%	120	0.0002253%
Elzbieta Wroblewska	120	0.00205%	120	0.0002253%
Michelle Riesenbeck	120	0.00205%	120	0.0002253%
Guadalupe Iracheta	120	0.00205%	120	0.0002253%
Imelda Deguzman	120	0.00205%	120	0.0002253%
Cipriano Veloria Medrano	120	0.00205%	120	0.0002253%
Joan Kramer	120	0.00205%	120	0.0002253%
Brenda Wells	120	0.00205%	120	0.0002253%
Evelyn Godfrey	120	0.00205%	120	0.0002253%
Paula Adair	120	0.00205%	120	0.0002253%
Angelita Intal	120	0.00205%	120	0.0002253%
Ana Artieda-Naranjo	120	0.00205%	120	0.0002253%
Sheila Collins	120	0.00205%	120	0.0002253%
Lorie Menges	120	0.00205%	120	0.0002253%
Valerie Hawkins	120	0.00205%	120	0.0002253%
William Anderson	120	0.00205%	120	0.0002253%
Tammy Robbins	120	0.00205%	120	0.0002253%
Mary Williams	120	0.00205%	120	0.0002253%
Henry Hudson	120	0.00205%	120	0.0002253%
Earlene Carlisle	120	0.00205%	120	0.0002253%
Felipe Tapia	120	0.00205%	120	0.0002253%
Angelia White	120	0.00205%	120	0.0002253%
Sharon Ware	120	0.00205%	120	0.0002253%
Nancy Hill	120	0.00205%	120	0.0002253%
Linda Watson	120	0.00205%	120	0.0002253%
Judy Evans	120	0.00205%	120	0.0002253%
Martha Hensley	120	0.00205%	120	0.0002253%
Donna M Johnson	120	0.00205%	120	0.0002253%
Yvonne Martin	120	0.00205%	120	0.0002253%
Desiree Walker	120	0.00205%	120	0.0002253%
Andre Smith	120	0.00205%	120	0.0002253%
Stacie Ringier	120	0.00205%	120	0.0002253%
Kristine Riggs	120	0.00205%	120	0.0002253%
Theresa Hueston	120	0.00205%	120	0.0002253%
Gloria Cooper	120	0.00205%	120	0.0002253%
Martha Hernandez	120	0.00205%	120	0.0002253%
Antonio West	120	0.00205%	120	0.0002253%
Rena Smith	120	0.00205%	120	0.0002253%
Cheryl Whittaker	120	0.00205%	120	0.0002253%
Marva Clark	120	0.00205%	120	0.0002253%
Gracie Lee	120	0.00205%	120	0.0002253%
Eustace Dwyer	120	0.00205%	120	0.0002253%
	1,516,286	25.92%	1,516,286	2.847144%

(1)	Excludes shares of common stock that may be issued upon redemption of OP units.
(2)	Based on an aggregate of 5,849,746 shares of common stock and an aggregate of 47,406,651 OP units (which excludes OP units held by the Company).

169

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES AND TRANSACTIONS

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

We will conduct all of our investment activities through our Operating Partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of the Company. Consistent with our policy to acquire assets for both income and capital gain, our Operating Partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see “Business and Properties.”

We expect to pursue our investment objectives primarily through the ownership by our Operating Partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in healthcare-related properties. Future investment or development activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing healthcare facilities or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

We currently hold real estate mortgages on five properties located in Massachusetts with an outstanding balance of $10.9 million as of September 30, 2021. We acquired these loans as part of a plan to cancel these loans in exchange for the title to the properties. However, subsequent to the purchase of the mortgages and prior to closing on the exchange, the owner/operator had to surrender its licenses to the State of Massachusetts due to cash flow issues. As a result, the planned acquisition was cancelled and we are attempting to collect the outstanding balance of these loans which are currently in default. See “Business and Properties – Legal Proceedings.”

170

With the exception of these mortgages, we do not have any investments in real estate mortgages and we do not plan to acquire real estate mortgages as part of our investment strategy. However, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in additional mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. If we choose to invest in additional mortgages, we would expect to invest in mortgages secured by healthcare- related properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of the Company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an “investment company” under the 1940 Act.

Investments in Other Securities

Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions and Potential Dispositions

On February 11, 2021, we sold five properties located in southern Illinois that housed skilled nursing facilities to a group of unrelated third parties for an aggregate price of $26.1 million. The leases for these properties provided for annualized base rent of $3.5 million. We elected to sell these properties because the offered price was attractive and the sale reduced our concentration in this market. We recognized a gain of $3.8 million as a result of these sales. See “Business and Properties – Recent Disposition.”

In April 2021, tenants for 13 of our properties located in Arkansas agreed to assign their leases to a group of unaffiliated third parties. The current tenants are related parties of the Company. The facilities located on these properties consist of 12 SNFs and 2 ALFs, with one property housing both a SNF and an ALF. There will be no changes to the terms of the existing leases. The assignment of the leases is subject to the approval of the State of Arkansas, which has been requested but not yet received. In connection with the lease assignments, the Company and the proposed tenants have held discussions concerning the possible sale of the properties to the proposed tenants or the grant of an option to purchase the properties for an aggregate price of $90 million. The Company and the proposed tenants have not entered into any agreement with respect to any sale or option. Accordingly, the Company and the proposed tenants may not enter into any such agreement and the terms of any such agreement are subject to further negotiations between the parties. These properties are subject to claims by the prior owners of the properties. These claims are not expected to have any impact on the assignment of the leases, but they may interfere with any sale of the properties. See “Business and Properties - Legal Proceedings.”

See “Business and Properties – Potential Disposition.”

With exception of these properties, we do not currently intend to dispose of any of our properties, although we reserve the right to do so if, based upon management’s periodic review of our portfolio, our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold OP units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See “Risk Factors—Risks Related to Our Organizational Structure—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our Operating Partnership, which may impede business decisions that could benefit our stockholders.”

Financing and Leverage Policy

In the future, we anticipate using a combination of additional HUD guaranteed mortgage loans, bond financing, commercial loans and cash flows from operations to finance our operations and acquisitions. We may also utilize other sources of financing, such as asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or nonrecourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

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We intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates.

Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Going forward, we expect to target an overall debt-to-gross total assets ratio in the range of 45% to 55%, which is in line with similar publicly traded REITs.

Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional OP units or senior securities of our Operating Partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our Operating Partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our Operating Partnership in exchange for additional interests in our Operating Partnership, which will dilute the ownership interests of the limited partners in our Operating Partnership.

Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or OP units in connection with acquisitions of property.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview

Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our Operating Partnership or any partner thereof, on the other. Our directors and officers have duties to the Company under applicable Maryland law in connection with their oversight and management of the Company. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our Operating Partnership. Our fiduciary duties and obligations, as the general partner of our Operating Partnership, may come into conflict with the duties of our directors and officers to the Company. Affiliates of certain of our officers and directors will be limited partners of our Operating Partnership.

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Under Delaware law, a partnership agreement may restrict or eliminate a general partner’s fiduciary duties to a limited partnership or its partners, provided that the partnership agreement may not eliminate the implied contractual covenant of good faith and fair dealing. The partnership agreement provides that we will be under no obligation to consider the separate interests of the limited partners of our Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. The partnership agreement also provides that, in the event of a conflict between the interests of our Operating Partnership or any limited partner, on the one hand, and the separate interests of the Company or our stockholders, on the other hand, that cannot be resolved in a manner not adverse to either our stockholders or the limited partners, we, in our capacity as the general partner of our Operating Partnership, shall resolve the conflict in favor of the Company and our stockholders. Additionally, any action or failure to act on our part or on the part of our board of directors that gives priority to the separate interests of the Company or our stockholders that does not result in a violation of the contract rights of the limited partners of the Operating Partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our Operating Partnership, owe to the Operating Partnership and its limited partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

The partnership agreement provides that we are not liable to our Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our Operating Partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our Operating Partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our Operating Partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our Operating Partnership must indemnify us, our directors and officers, officers of our Operating Partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

Our Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our Operating Partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person’s right to indemnification under the partnership agreement) or if the person is found to be liable to our Operating Partnership on any portion of any claim in the action.

Sale or Refinancing of Properties

In the event that we sell the properties we acquired in the formation transactions, certain OP unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors. In addition, our Operating Partnership has agreed to indemnify certain limited partners, including affiliates of certain of our executive officers, employees and directors, for their tax liabilities (plus an additional amount equal to the taxes incurred as a result of such indemnity payment) attributable to their share of the built-in gain, as of the completion of the formation transactions, with respect to their interest in the tax protected properties.

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Policies Applicable to All Directors and Officers

Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions, including negotiating and entering into leases with directors, officers and stockholders or other related parties, and transactions which raise potential conflicts of interest between us and Operating Partnership, including the tender of OP units by the Predecessor Company or its affiliates, for cash redemption or exchange for shares of our common stock. See “Description of the Partnership Agreement of Strawberry Fields Realty LP—Redemption Rights.” This policy will provide that the audit committee of our board of directors, comprised of independent directors, will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party before approving such transaction. Based on its consideration of all of the relevant facts and circumstances, the audit committee will decide whether or not to approve such transaction. The audit committee would also consider the effect any related party transaction would have on our continued ability to qualify as a REIT. If the board of directors becomes aware of an existing related party transaction that has not been pre-approved under this policy, the transaction will be referred to the audit committee, which will evaluate all options available, including ratification, revision or termination of such transaction. Subject to certain exclusions, this policy also will require any member of the audit committee who may be interested in a related party transaction to recuse himself or herself from any consideration of such related party transaction.

We also adopted a code of business conduct and ethics, which provides that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof, provided that:

● the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

● the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

● the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

Furthermore, under Delaware law (where our Operating Partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our Operating Partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the Operating Partnership and its limited partners (as such duty has been modified by the partnership agreement). As noted above, we also intend to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions.

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Policies with Respect to Other Activities

We have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in “Description of the Partnership Agreement of Strawberry Fields Realty LP” we expect, but are not obligated, to issue common stock to holders of OP units upon some or all of their exercises of their redemption rights. Except in connection with the formation transactions, we have not issued common stock or any other securities in exchange for property or any other purpose. Our board of directors has no present intention of causing us to repurchase any common stock. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our board of directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See “Description of Capital Stock.” We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our Operating Partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

We intend to make available to our stockholders annual reports, including our audited financial statements. Upon the effectiveness of the registration statement of which this prospectus is a part, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

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STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Company

We were formed as a Maryland corporation on July 8, 2019 and commenced operations on June 8, 2021, following the completion of the formation transactions. We conduct our business through a traditional UPREIT structure in which our properties are owned by our Operating Partnership directly or through limited liability companies, limited partnerships or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our Operating Partnership and we own approximately 11.0% of the outstanding OP units as of the date of this prospectus. Our board of directors oversee our business and affairs.

Our Operating Partnership

Our Operating Partnership was formed as a Delaware limited partnership on July 9, 2019 and commenced operations on June 8, 2021, following the completion of the formation transactions. Substantially all of our assets are held by, and our operations is being conducted through, our Operating Partnership. As the sole general partner of our Operating Partnership, we generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in “Description of the Partnership Agreement of Strawberry Fields Realty LP.” In the future, we may issue additional OP units or preferred OP units of limited partnership interest in our Operating Partnership, or preferred OP units, from time to time in connection with property acquisitions, compensation or otherwise.

Formation Transactions

On June 8, 2021, pursuant to a contribution agreement among the Company, the Predecessor Company and the Operating Partnership, the Predecessor Company contributed all of its assets to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, our Operating Partnership issued an aggregate of 51,686,280 OP units to the Predecessor Company. The Predecessor Company distributed these OP units to its members, and certain of these members transferred their OP units to their beneficial owners and other transferees. We subsequently exchanged 5,824,846 of these OP units for 5,824,846 shares of our common stock.

The assets that were contributed to the Operating Partnership by the Predecessor Company included all of the shares of the BVI Company, all of the membership interests in three property-owning limited liability companies owned directly by the Predecessor Company and all of the membership interests in SFMS. The BVI Company continues to own, through wholly-owned subsidiaries, all of our 78 properties and to hold, through wholly-owned subsidiaries, one lease for an additional property.

The contribution agreement was not negotiated on an arms’ length basis and may not be as favorable to us as an agreement negotiated on an arms’ length basis. We did not obtain independent third-party appraisals of the assets owned by the Predecessor Company for purposes of the formation transactions nor any independent third-party valuation or fairness opinion. Accordingly, the value of the OP units that we issued as consideration for the assets of the Predecessor Company in the formation transactions may have exceeded their aggregate fair market value.

In connection with the formation transactions, the Company also issued 19,320 shares of the Company’s common stock to the employees of the Company and its affiliates.

As a result of the completion of the formation transactions and the other transactions described above, we became the owner of approximately 11.3% of the outstanding OP units, which was reduced to 11.0% of the OP units following the issuance of additional OP units in connection with the Operating Partnership’s acquisition of additional properties in Tennessee and Kentucky in August 2021 and the issuance of additional shares of the Company’s common stock to the employees of the Company and its affiliates under the employee bonus plan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Acquisitions.”

In connection with the formation transactions, we also entered into a tax protection agreement with the Predecessor Company, pursuant to which we agreed to indemnify Predecessor Company, its members and their beneficial owners (the “protected parties”) against certain potential adverse tax consequences to them, which may affect the way in which we conduct our business in the future, including with respect to when and under what circumstances we sell certain properties or interests therein or repay debt. The potential adverse tax consequences against which we will indemnify the protected parties include future gain with respect to any negative capital account balances that exist after formation or that are “built-in” gain relating to assets that the protected parties are deemed to contribute to the Company. It is anticipated that the total amount of taxable built-in gain on the protected contributed properties and other assets will be approximately $376.6 million. Such indemnification obligations could result in aggregate payments of up to $        million.

The tax protection agreement also provides that we will offer the protected parties the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, in a manner intended to provide an allocation of liabilities to the protected partner for federal income tax purposes. Such protected parties guaranteed debt in the amount of approximately $25.4 million immediately following the completion of the formation transactions. In addition to any guarantee opportunities provided immediately following the completion of the formation transactions, this opportunity also offers upon future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the ten years following the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such protected party a cash payment intended to approximate its tax liability resulting from our failure to make such opportunities available to that protected party and the tax liabilities incurred as a result of such tax protection payment. This obligation could result in payments of up to $        million.

The amount of tax is calculated without regard to any deductions, losses or credits that may be available. See “Structure and Formation of Our Company—Tax Protection Agreement.”

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Tax Protection Agreement

Under the Code, taxable gain recognized upon a sale of an asset contributed to a partnership must be allocated to the contributing partner, or original contributor, in a manner that takes into account the variation between the tax basis and the fair market value of the asset at the time of the contribution. This requirement may result in a significant allocation of taxable gain to the original contributor without an increased cash distribution. In addition, when a partner contributes an asset subject to a liability to a partnership, any reduction in the partner’s share of partnership liabilities that exceeds the partner’s adjusted tax basis in the partnership would result in taxable gain to the partner.

We entered into a tax protection agreement that provides benefits to the Predecessor Company, its members and their beneficial owners (the “protected parties”). See “Certain Relationships and Related Transactions—Tax Protection Agreement.” This agreement is intended to protect the protected party against the tax consequences described above. If we dispose of any interest in the protected properties in a taxable transaction prior to the tenth anniversary of the completion of the formation transactions, then we will indemnify the protected parties for their tax liabilities attributable to the built-in gain that exists with respect to such properties as of the time of the formation transactions and the tax liabilities incurred as a result of such tax protection payment. Pursuant to the tax protection agreement, it is anticipated that the total amount of protected built-in gain on the protected properties and other assets will be approximately $376.6 million. Such indemnification obligations could result in aggregate payments of up to $        million. The amount of tax is calculated without regard to any deductions, losses or credits that may be available. With respect to each of the protected properties, the tax indemnities described above will not apply to a disposition of a protected property if such disposition constitutes a “like-kind exchange” under section 1031 of the Code, an involuntary conversion under section 1033 of the Code, or another transaction (including, but not limited to, (i) a contribution of property that qualifies for the non-recognition of gain under sections 721 or 351 of the Code or (ii) a merger or consolidation of our Operating Partnership with or into another entity that qualifies for taxation as a partnership for federal income tax purposes) if such transaction does not result in the recognition of taxable income or gain to a contributor with respect to its OP units. In the case of the exception discussed in the preceding sentence, the tax protection then would apply to the replacement property (or the partnership interest) received in the transaction, to the extent that the sale or other disposition of that replacement asset would result in the recognition of any of the built-in gain that existed for that property at the time of our formation transactions.

The tax protection agreement also provides that we will offer the protected parties the opportunity to guarantee debt, or, alternatively, to enter into a deficit restoration obligation, in a manner intended to provide an allocation of liabilities to the protected partner for federal income tax purposes. Such protected parties guaranteed debt in the amount of approximately $25.4 million immediately following the completion of the formation transactions. In addition to any guarantee opportunities provided immediately following the completion of the formation transactions, this opportunity also offers upon future repayments, retirements, refinancings or other reductions (other than scheduled amortization) of the currently outstanding liabilities of the entities that held those properties prior to the formation transactions during the ten years following the completion of the formation transactions. If we fail to make such opportunities available, we will be required to deliver to each such protected party a cash payment intended to approximate its tax liability resulting from our failure to make such opportunities available to that protected party and the tax liabilities incurred as a result of such tax protection payment. This obligation could result in payments of up to $        million.

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DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF STRAWBERRY FIELDS REALTY LP

The following summarizes the material terms of the agreement of limited partnership of our Operating Partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our Operating Partnership, a Delaware limited partnership. We conduct substantially all of our operations and make substantially all of our investments through our Operating Partnership. Pursuant to the partnership agreement, we, as the general partner, have full, complete and exclusive responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of tenants, to make distributions to partners and to cause changes in our Operating Partnership’s business activities.

Transferability of Interests

Holders of OP units may not transfer their units without our consent, as general partner of the Operating Partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of the Company unless:

● we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by the Company or our subsidiaries);

● as a result of such transaction, all limited partners (other than the Company or our subsidiaries) will receive, or have the right to receive, for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one of the shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common stock, each holder of OP units (other than those held by the Company or our subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

● we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than the Company or our subsidiaries) receive for each OP unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by a holder of one of the shares of our common stock.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

As the general partner of the Operating Partnership, we may (i) transfer all or any portion of our general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed.

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We, through a wholly-owned subsidiary serving as the general partner, without the consent of the limited partners, may (i) merge or consolidate our Operating Partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our Operating Partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Redemption Rights

Pursuant to the partnership agreement, the holders of the OP units issued in the formation transactions, including affiliates of our directors and executive officers, have redemption rights, which entitle them to cause our Operating Partnership to redeem their OP units in exchange for cash or, at our option, for shares of our common stock on a one-for-one basis, provided that none of these OP units may be redeemed for at least one year after their issue date (or such lesser time as determined by us in its sole and absolute discretion). We have no plans to approve a shorter period for any person.

The partnership agreement also grants redemption rights to limited partners who acquire OP units issued after the formation transactions, provided that such OP units the redemption of such OP units shall be subject to such restrictions as may be agreed to by the redeeming limited partner and the general partner.

Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our Operating Partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 OP units or, if such limited partner holds less than 1,000 OP units, all the OP units owned by such limited partner. The number of shares of common stock issuable upon redemption of OP units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings.

In the event that any director, executive officer or affiliate of the Company tenders their OP units for cash redemption or exchange for shares of our common stock, we will treat this request as a related party transaction. The determination will be made by our audit committee, comprised of independent directors, pursuant to our related party transaction policy. In making this determination, the audit committee would consider the impact of the redemption or exchange on the Company and its stockholders, including any impact on Company’s status as a REIT. See “Policies With Respect To Certain Activities and Transactions —Policies Applicable to All Directors and Officers.”

Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

● result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

● result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);

● result in our being “closely held” within the meaning of Section 856(h) of the Code;

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● cause us to fail to qualify as a REIT under the Code; or

● cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock or OP units for purposes of complying with the registration provisions of the Securities Act.

The general partner may, in its sole and absolute discretion, waive certain of these restrictions.

The partnership agreement requires that our Operating Partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership generally will pay all of our administrative costs and expenses, including:

● all expenses relating to our continuity of existence and our subsidiaries’ operations;

● all expenses relating to offerings and registration of securities;

● all expenses associated with any repurchase by us of any securities;

● all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

● all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

● all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

● all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

● all expenses incurred by us relating to any issuance or redemption of OP units; and

● all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our Operating Partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our Operating Partnership or its subsidiaries.

General Partner Duties

Our directors and officers have duties under applicable Maryland law. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties under applicable Delaware law to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its limited partners. Our duties, as general partner to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that we will be under no obligation to consider the separate interests of the limited partners of our Operating Partnership in deciding whether to cause the Operating Partnership to take or decline to take any actions. The partnership agreement also provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the Operating Partnership, on the other hand, that cannot be resolved in a manner not adverse to either our stockholders or the limited partners, we, in our capacity as general partner of our Operating Partnership shall resolve the conflict in favor of the Company and our stockholders. We shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

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Distributions

The partnership agreement provides that our Operating Partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our Operating Partnership’s property in connection with the liquidation of our Operating Partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our Operating Partnership.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the preferences among classes and the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by our Operating Partnership for allocating items with respect to (i) the difference between the Predecessor Company’s adjusted tax basis in our portfolio that we will contribute to our Operating Partnership in exchange for OP units and (ii) contributed property acquired for OP units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners.

Registration Rights

We have granted those persons who received OP units in the formation transactions, including affiliates of our directors and officers who received OP units in the formation transactions, certain registration rights with respect to those shares of our common stock that may be issued to them, including in connection with the exercise of the redemption rights under the partnership agreement of our Operating Partnership. None of these OP units may be redeemed for at least one year after their issue date (or such lesser time as determined by us in its sole and absolute discretion). We have no plans to approve a shorter period for any person.

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Following the date on which we become eligible to use a registration statement on Form S-3 for the registration of securities and subject to certain further conditions as set forth in our Operating Partnership’s partnership agreement, we will be obligated to use our commercially reasonable efforts to file a shelf registration statement covering the issuance and resale of common stock received by limited partners upon redemption of their OP units (collectively, the “Registrable Securities”). We will not be eligible to file a registration statement on Form S-3 until one year after the effective date of the registration statement of which this prospectus is a part.

In furtherance of such registration rights, we have also agreed as follows:

● to use our commercially reasonable efforts to have the registration statement declared effective;

● to use our commercially reasonable efforts to keep the registration statement continuously effective (including the preparation and filing of any amendments and supplements necessary for that purpose) until the earlier of (i) the date that is two (2) years after the date of the effectiveness of the registration statement, (ii) the date on which all the Registrable Securities registered in the registration statement are eligible for sale without registration pursuant to Rule 144 (or any successor provision) under the Securities Act without volume limitations or other restrictions on transfer thereunder, or (iii) the date on which all the Registrable Securities registered by the registration statement are sold,

● to furnish to these holders of shares of our common stock prospectuses, supplements, amendments, and such other documents reasonably requested by them;

● to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

● to list the shares of our common stock on any securities exchange or national market system upon which shares of our common stock are then listed; and

● to indemnify these parties against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such parties.

Notwithstanding the foregoing, we are not required to file more than one registration statement with respect to the registration rights listed above, and, as a condition to our obligations with respect to the registration rights, each affected party will agree:

● that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each such party will be suspended until we notify such party that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period);

● that if we propose an underwritten public offering, each such party will agree not to effect any offer, sale or distribution of our shares during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and

● to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such party.

Subject to certain exceptions, our Operating Partnership will pay all expenses in connection with the exercise of registration rights under our Operating Partnership’s partnership agreement.

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DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material terms of the securities of the Company and certain terms of our charter and bylaws, but it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to 500,000,000 shares of common stock, $0.0001 par value per share, and up to 100,000,000 shares of preferred stock, $0.0001 par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series without stockholder approval. As of the date of this prospectus we had 5,849,746 issued and outstanding shares of common stock, and no shares of preferred stock was issued and outstanding.

All of our outstanding shares of common stock, including shares to be sold pursuant to this prospectus, were duly authorized and validly issued and are fully paid and nonassessable.

Under Maryland law, stockholders generally are not personally liable for our debts or obligations solely as a result of their status as stockholders.

Common Stock

Voting Rights of Common Stock

Subject to the provisions of our charter regarding the restrictions on transfer and ownership of shares of our common stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of capital stock, the holders of shares of common stock will possess the exclusive voting power. There is no cumulative voting in the election of the Company’s directors, which means that the stockholders entitled to cast a majority of the votes of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by a majority of its board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the vote required to amend the charter, which requires at least two-thirds of the votes entitled to be cast) may be taken if declared advisable by a majority of our board of directors and approved by the vote of stockholders holding at least a majority of the votes entitled to be cast on the matter. However, Maryland law permits a corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to one or more persons if all of the equity interests of the person or persons are owned, directly or indirectly, by the corporation. In addition, because assets may be held by a corporation’s subsidiaries, as will be the case with the Company, these subsidiaries may be able to transfer all or substantially all of such assets without a vote of our stockholders.

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Dividends, Distributions, Liquidation and Other Rights

Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on transfer of shares of stock, holders of shares of common stock are entitled to receive dividends on such shares of common stock if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Such holders are also entitled to share ratably in the assets of the Company legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment or establishment of reserves for all debts and liabilities of the Company and any shares with preferential rights thereto.

Holders of shares of common stock have no preference, conversion, exchange, sinking fund or redemption rights, have no preemptive rights to subscribe for any securities of the Company and have no appraisal rights. Subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding the restrictions on transfer of shares of stock, shares of common stock have equal dividend, liquidation and other rights.

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of shares of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over the shares of common stock with respect to dividends, distributions and rights upon liquidation and with other terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of shares of our common stock or otherwise might be in their best interest. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

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Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, will contain restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, upon completion of the formation transactions, (i) no person, may beneficially or constructively own more than 9.8% in value of the aggregate outstanding shares of our common stock, and (ii) no person may beneficially or constructively own more than 9.8%, in value of the outstanding shares of any class or series of our preferred stock (collectively, the “ownership limit”).

Our charter also prohibits any person from:

● beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

● transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

● beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 9.9% or more of stocks or interest (determined in accordance with Section 856(d)(2)(B) of the Code) of a tenant, other than TRS, of our real property;

● beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any “eligible independent contractor” (as defined in Section 856(d)(9)(A) of the Code) that operations a “qualified health care property” (as defined in Section 856(e)(6)(D)(i) of the Code) on behalf of a TRS failing to qualify as such under the Code; or

● acquiring shares of our capital stock if such acquisition would disqualify us as a REIT under the Code.

Our board of directors is authorized to consider the lack of certainty in the provisions of the Code relating to the ownership of stock that may prevent a corporation from qualifying as a REIT and may make interpretations concerning the ownership limit and attributed ownership and related matters on as conservative basis as the board of directors deems advisable to minimize or eliminate uncertainty as to our qualification or continued qualification as a REIT. Our charter does not restrict the authority of the board to take such other action as it deems necessary or advisable to protect to us and the interests of the stockholders by preservation of our qualification as a REIT under the Code.

Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions. A decreased ownership limit will not apply to any person or entity whose percentage of ownership of our stock is in excess of the decreased ownership limit until the person or entity’s ownership of our stock equals or falls below the decreased ownership limit, but any further acquisition of our stock will be subject to the decreased ownership limit.

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Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries and the purported owner or transferee (the “prohibited owner”) acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the prohibited owner will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The prohibited owner will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the prohibited owner prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows. The prohibited owner will receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of dividends or other distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares of our stock have been transferred to the trust, the shares are sold by the prohibited owner, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited owner received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the prohibited owner shall acquire no rights in those shares.

The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

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Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT.

Every owner of 5% or more (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Exchange Listing

We have applied to list our common stock on the Nasdaq Capital Market under the symbol “STRW”.

Transfer Agent and Registrar

Continental Stock Transfer and Trust is our transfer agent and registrar for the common stock.

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CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See “Where You Can Find More Information.”

Our Board of Directors

Our charter and bylaws provide that the number of directors of the Company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy resulting from an increase in the number of directors, or the resignation, death or removal of a director may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, stockholders entitled to cast a majority of all the votes entitled to be cast in the election of directors will be able to elect all of our directors.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

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The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

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Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

1. the corporation’s board of directors will be divided into three classes;

2. the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

3. the number of directors may be fixed only by vote of the directors;

4. a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

5. the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders.

We have elected by a provision in our charter to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (2) vest in our board of directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our president and chief executive officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our board of directors is not currently classified. In the future, our board of directors may elect, without stockholder approval, to classify our board of directors or elect to be subject to any of the other provisions of Subtitle 8.

Meetings of Stockholders

Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any other business will be held on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting or until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, our president and chief executive officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for certain amendments related to the removal of directors and the vote required to amend the charter (which must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

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Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by any stockholder who was a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by any stockholder who was a stockholder of record at the record date set by our board of directors for the purposes of determining stockholders entitled to vote at the meeting, at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

● supermajority vote and cause requirements for removal of directors;

● requirement that stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

● provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

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● the power of our board of directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

● the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

● the restrictions on ownership and transfer of our stock; and

● advance notice requirements for director nominations and stockholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and absolute forum for (a) any Internal Corporate Claim, as such term is defined in Section 1-101(p) of the MGCL, (b) any derivative action or proceeding brought on our behalf other than actions arising under the federal securities laws, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine and no such action may be brought in any court sitting outside of the State of Maryland or in another circuit court within the State of Maryland unless we consent in writing to such court. These provisions of our bylaws will not apply to claims that may be asserted under federal securities laws.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Our charter provides for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

● the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

● the director or officer actually received an improper personal benefit in money, property or services; or

● in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

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However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

● a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

● a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter obligates us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

● any present or former director or officer of the Company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

● any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any individual who served the Predecessor Company in any of the capacities described above and to any employee or agent of the Company or our Predecessor.

We will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to the listing of our common stock on the Nasdaq Capital Market, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market following our listing on the Nasdaq Capital Market, or the perception that such sales could occur, could adversely affect the public price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We will have no input if and when any Registered Stockholder may, or may not, elect to sell its shares of common stock or the prices at which any such sales may occur. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time.

As of the date of this prospectus, we have 5,849,746 outstanding shares of our common stock, consisting of 5,824,846 shares issued in exchange for OP Units that were issued in the formation transactions and 24,900 shares granted to employees of the Company and its affiliates under our equity incentive plan. All of these shares are “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be publicly sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144.

We are registering for resale 1,516,286 of the outstanding shares of our common stock held by the Registered Stockholders under this prospectus. Accordingly, these shares will be freely sold after the effectiveness of the registration statement of which this prospectus is a part. We intend to maintain the effectiveness of the registration statement for a period of six months after the effective date of this registration statement.

Once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for 90 days and assuming the availability of certain public information about us, (i) non-affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, and (ii) our directors, executive officers and other affiliates who have beneficially owned our common stock for at least six months may rely on Rule 144 to sell their shares of common stock, subject to volume limitation under Rule 144 under the Securities Act.

For a description of certain additional restrictions on transfers of shares of our common stock held by certain of our stockholders, see “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

Rule 144 provides an exemption for the resale of securities under the Securities Act.

Under Rule 144 as currently in effect, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale and who has beneficially owned our shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

● 1.0% of the shares of our common stock then outstanding, which equals approximately 58,497 shares based on the number of shares outstanding as of the date of this prospectus; or

● the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

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Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who acquired shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our Company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the effective date of the registration statement of which this prospectus is a part before selling those shares pursuant to Rule 701.

Redemption/Exchange Rights

The Operating Partnership has 53,237,077 outstanding OP units, consisting of 5,849,746 OP units held by us, 45,861,434 OP units issued in the formation transactions, which are held by beneficial owners of the Predecessor Company and their transferees, and 1,545,217 OP units issued to the sellers and broker of certain properties acquired by the Operating Partnership in August 2021.

Commencing on June 8, 2022, the 45,861,434 OP Units that are held by beneficial owners of the Predecessor Company and their transferees may be redeemed by the holders, for cash, or at our option, for shares of our common stock, on a one-for-one basis, unless we agree to allow them to redeem these OP units prior to June 8, 2022.

Commencing on August 25, 2022, the 1,545,217 OP units issued to the sellers and broker of the properties acquired by the Operating Partnership may be redeemed by these holders, for cash, or at our option, for shares of our common stock, on a one-for-one basis, unless we agree to allow them to redeem the OP units prior to August 25, 2022. Moishe Gubin, our Chairman and Chief Executive Officer, also agreed to purchase the OP units issued to the sellers either at cost or fair market value (whichever is higher) 12 months after the closing at the option of the sellers.

The redemption of the OP units is subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled “Description of Capital Stock—Restrictions on Ownership and Transfer.” See “Description of the Partnership Agreement of Strawberry Fields Realty LP.”

Registration Rights

Pursuant to the terms of the partnership agreement of our Operating Partnership, and the terms of the contribution agreement pursuant to which we acquired the assets and liabilities of the Predecessor Company, we agreed to use commercially reasonable efforts to file, following the date on which we become eligible to file a registration statement on Form S-3 under the Securities Act, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the OP units and the resale of the common stock issued in the formation transfers. We will pay all of the expenses relating to such registration statements. We will not be eligible to file a registration statement on Form S-3 under the Securities Act until twelve months after the effective date of the registration statement of which this prospectus is a part.

Equity Incentive Plan

We have adopted an equity incentive plan. The plan provides for the grant of various types of incentive awards to directors, officers, employees and consultants of the Company and our subsidiaries and affiliates, including our Operating Partnership. An aggregate of 250,000 shares of our common stock are authorized for issuance under the equity incentive plan. We have issued 24,900 shares to certain employees of the Company and its affiliates under the plan. We are registering 24,180 of these shares for resale pursuant to the registration statement of which this prospectus is a part.

We currently have no plans to issue additional shares or other equity awards under the plan. In the event that we elect to issue additional equity awards under the plan, we plan to file with the SEC a registration statement on Form S-8 covering awards and shares of our common stock issuable under the plan. Any shares of our common stock covered by the Form S-8 would be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant. Shutts & Bowen LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

●	insurance companies;

●	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);

●	financial institutions or broker-dealers;

●	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);

●	U.S. expatriates;

●	persons who mark-to-market our stock;

●	subchapter S corporations;

●	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

●	regulated investment companies and REITs;

●	trusts and estates;

●	holders who receive our stock through the exercise of employee stock options or otherwise as compensation;

●	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;

●	persons subject to the alternative minimum tax provisions of the Code; and

●	persons holding our stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our stock as capital assets for federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this summary. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

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WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Formation Transactions of the Company

The initial transfer of OP units to the Company in June 2021 in connection with the formation transactions in exchange for shares of our common stock will generally be treated as a tax-deferred contribution of property to the Company by the shareholders under Section 351 of the Code. As a result, the Company would generally take a carryover basis in the assets that were transferred and there would generally be no increase in future depreciation deductions available for the Company on such property. However, the basis of the assets would be increased to the extent that the extent of liabilities deemed transferred to the Company are greater than the aggregate basis of the assets transferred to the Company. The Company has not yet determined the extent to which the liabilities that were deemed to be transferred to the Company were greater than the aggregate basis of the assets transferred to the Company.

Taxation of our Company

We are currently taxed as a corporation under Subchapter C of the Code. We intend to elect to be taxed as a REIT for federal income tax purposes for the 2022 calendar year. We believe that, commencing with 2022, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex. This summary sets forth only the material aspects of such provisions and is qualified in its entirety by the express language of applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof. This section is not a substitute for careful tax planning. We urge you, as a prospective investor, to consult your own tax advisor regarding the specific tax consequences to you of a purchase of shares, ownership and sale of the shares and of our election to be taxed as a REIT.

In connection with this listing, Shutts & Bowen LLP is rendering an opinion that, commencing with the 2022 calendar year, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the Code for the 2022 calendar year and subsequent taxable years. Investors should be aware that Shutts & Bowen LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Shutts & Bowen LLP’s opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Shutts & Bowen LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Shutts & Bowen LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material), in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

As long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our taxable ordinary income that we distribute currently to our stockholders, because the REIT provisions of the Code generally allow a REIT to deduct distributions paid to its stockholders. This substantially eliminates the federal “double taxation” on earnings (taxation at both the corporate level and stockholder level) that usually results from an investment in a corporation. However, even if we qualify for taxation as a REIT, we will be subject to federal tax in the following circumstances:

● We will pay federal corporate income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

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● We will pay income tax at the highest corporate rate on:

●	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

●	other non-qualifying income from foreclosure property.

● We will pay a 100% tax on net income from prohibited transactions (which are, in general, sales or other dispositions of property other than foreclosure property held primarily for sale to customers in the ordinary course of business).

● If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

● the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by a fraction intended to reflect our profitability.

● If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distribute.

● We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

● If we have built-in gain assets at the time of the effectiveness of our REIT election and make an election to be taxed immediately or recognize gain on the disposition of such asset during the 5-year period following the effectiveness of our REIT election or if we acquire any asset from a C corporation (i.e., a corporation generally subject to corporate-level tax) in a carryover-basis transaction and we subsequently recognize gain on the disposition of the asset during the 5-year period beginning on the date on which we acquired the asset, then all or a portion of the gain may be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS. We estimate the potential maximum built-in gain to be $    .

● We will be subject to a 100% excise tax on transactions with any TRS that are not conducted on an arm’s-length basis, including services provided by a TRS.

● If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

● If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

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● We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

● The earnings of our lower-tier entities that are subchapter C corporations, including any TRS we may form in the future, will be subject to federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we also may have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any TRS we may form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets certain requirements. In order for us to qualify, and continue to qualify, as a REIT, the REIT must meet, generally on a continuing basis, satisfy each of the following requirements:

1. It is managed by one or more trustees or directors.

2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3. It would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code.

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

5. It has at least 100 persons are beneficial owners of its shares or ownership certificates.

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

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9. It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

10. It satisfies certain other tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2022 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

As a Maryland corporation, we satisfy the third requirement, and we intend to file an election to be taxed as a REIT with the IRS commencing with our taxable year beginning on January 1, 2022. In addition, we are managed by a board of directors, we have transferable shares and we do not intend to operate as a financial institution or insurance company. We utilize the calendar year for federal income tax reporting purposes. Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Stock — Restrictions on Ownership and Transfer.” These provisions permit us to refuse to recognize certain transfers of shares that would tend to violate these REIT provisions. We can offer no assurance that our refusal to recognize a transfer will be effective. Notwithstanding compliance with the share ownership requirements outlined above, tax-exempt stockholders may be required to treat all or a portion of their distributions from us as UBTI (as defined below) if tax-exempt stockholders, in the aggregate, exceed certain ownership thresholds set forth in the Code. We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Finally, in order to qualify as a REIT, we must not have accumulated earnings and profits attributable to any non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute any such accumulated earnings and profits. We intend to distribute any such accumulated earnings and profits during 2022.

Qualified REIT Subsidiaries

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships

An unincorporated domestic entity, such as a limited liability company, that has a single owner for federal income tax purposes generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

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We have control of our Operating Partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

In addition, the character of the assets and gross income of the partnership, qualified REIT subsidiary or other disregarded entity shall retain the same character in the hands of the REIT for purposes of satisfying the gross income tests and asset tests set forth in the Code.

Taxable REIT Subsidiaries

A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. The separate existence of a TRS or other taxable corporation, unlike a “qualified REIT subsidiary” or other disregarded entity, as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, a TRS is generally subject to corporate income tax on its earnings, which may reduce the cash flow generated by such entity. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as dividend income to the extent of the TRS’s current and accumulated earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. In addition, overall limitations on the deductibility of net interest expense by businesses could apply to a TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests — Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements. We may elect to treat entities as TRSs in the future. For example, we could utilize a TRS structure for our healthcare properties by leasing such properties to a TRS or one of its subsidiaries and engaging third party operators. Such TRSs will be subject to corporate income tax on their taxable income.

The Company does not have any subsidiaries that it intends to treat as a TRS and currently has no plans to establish a TRS in the future.

Gross Income Tests

We must satisfy two gross income tests annually to qualify and maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

● rents from real property;

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● interest on debt secured by mortgages on real property, or on interests in real property, other than on nonqualified publicly-offered REIT debt instruments;

● dividends or other distributions on, and gain from the sale of, shares in other REITs;

● gain from the sale of real estate assets;

● income and gain derived from foreclosure property;

● amounts (other than amounts the determination of which depends in whole or in part on the income or profits of any person) received or accrued as consideration for entering into agreements (i) to make loans secured by mortgages on real property or on interests in real property or (ii) to purchase or lease real property (including interests in real property and interests in mortgages on real property); and

● income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Generally, gross income from dispositions of real property held primarily for sale in the ordinary course of business is excluded from the 75% income test.

Although a debt instrument issued by a “publicly offered REIT” (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a “real estate asset” for the asset tests, neither the gain from the sale of such debt instruments nor interest on such debt instruments is treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” (as defined in “—Hedging Transactions”) that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “— Foreign Currency Gain.” Finally, gross income attributable to cancellation of indebtedness income will be excluded from both the numerator and denominator for purposes of both of the gross income tests. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

● First, the rent must not be based, in whole or in part, on the income or profits of any person; however, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales if such amount is in conformity with normal business practice and not used as a means to base rent on income or profits.

● Second, rents received from a tenant will not qualify as “rents from real property” if we or a direct or indirect owner of 10% or more of the REIT directly or constructively owns 10% or more of the tenant except that rents received from a TRS under certain circumstances qualify as rents from real property even if the REIT owns more than a 10% interest in the subsidiary.

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● Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

● Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties. However, we need not provide services through an “independent contractor” or a TRS, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property.

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

● are fixed at the time the leases are entered into;

● are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

● conform with normal business practice.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, if we own, actually or constructively, 10% or more (measured by voting power or fair market value) of the stock of a corporate lessee, or 10% or more of the assets or net profits of any non-corporate lessee (each a “related party tenant”), other than a TRS, any income we receive from the lessee will be non-qualifying income for purposes of the 75% and 95% gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. Our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should not own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date. At the present time, to our knowledge, no person beneficially or constructively owns more than 9.8% of our stock. Two of our directors, Moishe Gubin and Michael Blisko, beneficially own approximately 7.2% of our outstanding common stock as well as 80.7% of the outstanding OP units in the Operating Partnership. They also own majority interests in more than 55 of our tenants. We believe that these tenants would not currently be treated as related party tenants for purposes of the REIT qualification requirements because we believe that Mr. Gubin and Mr. Blisko do not constructively own 10% of the Company. However, if their constructive ownership of the Company were to exceed 10% in the future, or if interests in these tenants are otherwise treated as constructively owned by us, the rental income from the tenants controlled by Mr. Gubin and Mr. Blisko would not be qualifying income for REIT qualification purpose, which would cause us to fail to satisfy the REIT gross income tests and could cause us to fail to qualify as a REIT or be subject to a substantial penalty tax. See “Failure to Satisfy Gross Income Tests” below. The Company intends to closely monitor their ownership of the Company to avoid this issue.

We may own up to 100% of the shares of one or more TRSs. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a TRS will qualify as “rents from real property” as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled TRS”) will not be treated as “rents from real property.” If in the future we receive rent from a TRS, we will seek to comply with this exception.

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While rents from real property do not generally include amounts received from an entity in which the REIT owns, directly or indirectly, a 10% or greater interest by voting power or value, the Code permits a REIT to lease a healthcare facility to a TRS, provided the TRS engages an eligible independent contractor (i.e., an unrelated third party) to manage and operate the healthcare facility. A healthcare facility is defined as a hospital, nursing facility, assisted living facility or congregate care facility and may also include certain independent living facilities or other licensed facilities that provide medical or nursing services to patients. The eligible independent contractor must be responsible for the daily supervision and direction of the employees on behalf of the TRS pursuant to a management agreement or similar service contract.

Under the Code, a TRS can receive all revenue and bear all expenses of operating qualified healthcare property, less the independent contractor’s fee. The net income after paying management fees, rent to the REIT, and other operating expenses would be subject to corporate level taxation. The net after tax earnings of the TRS may be distributed by the TRS to the REIT and would constitute good REIT income for purposes of the 95% income test, but not the 75% income test.

We do not intend to treat any of our current subsidiaries as a TRS and currently have no plans to establish a TRS in the future. We generally lease our properties to tenants under triple-net or similar lease structures, where the tenant bears all or substantially all of the costs (including cost increases for real estate taxes, utilities, insurance and ordinary repairs). Nevertheless, we have the ability to utilize a TRS structure by leasing our healthcare properties to a TRS and engaging third party operators.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe either that the personal property ratio is less than 15% or that any rent attributable to excess personal property, when taken together with all of our other non-qualifying income, will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Fourth, except as described below, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the shares of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related properties. We believe that we do not perform any services other than customary ones for our lessees, other than services that are provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular property does not qualify as “rents from real property” because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (iii) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees are required to pay certain additional charges. We believe that our leases are structured in a manner that will enable us to continue satisfy the REIT gross income tests.

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Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

● an amount that is based on a fixed percentage or percentages of receipts or sales; and

● an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan or on the date the REIT modifies the loan (if the modification is treated as “significant” for federal income tax purposes), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property — that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. For purposes of this paragraph, however, we do not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. In addition, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest on such loan is qualifying income for purposes of the 75% gross income test.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests assuming the loan is held for investment.

We may modify the terms of any mortgage loans we hold. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is (i) occasioned by a borrower default or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified, which could result in a portion of the interest income on the loan being treated as nonqualifying income for purposes of the 75% gross income test. In determining the value of the real property securing such a loan, we generally will not obtain third party appraisals but rather will rely on internal valuations.

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We expect that the interest, original issue discount, and market discount income that we receive from any mortgage related assets generally will be qualifying income for purposes of both gross income tests.

Dividends. Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Fee Income. We may receive various fees. Fee income generally will not be treated as qualifying income for purposes of the 75% and 95% gross income tests. Any fees earned by a TRS are not included for purposes of the gross income tests. We do not expect such amounts, if any, to be significant.

Prohibited Transactions. A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Any gain that we realize on the sale of property held as inventory or otherwise held primarily for sale to customers, in the ordinary course of business, will generally be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Our gain would include any gain realized by a “qualified REIT subsidiary” and our share of any gain realized by any of the partnerships or limited liability companies in which we own an interest. This prohibited transaction income may also adversely affect our ability to satisfy the 75% gross income test and the 95% gross income test for qualification as a REIT. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

● the REIT has held the property for not less than two years;

● the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

● either (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies, (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (iv) (a) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%, or (v) (a) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT’s properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

● in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

● if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

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We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

● that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

● for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

● for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified healthcare property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

● on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

● on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

● which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income, or a TRS.

We may have the option to foreclose on mortgage loans when a borrower is in default. The foregoing rules could affect a decision by us to foreclose on a particular mortgage loan and could affect whether we choose to foreclose with regard to a particular mortgage loan.

Hedging Transactions. From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A “hedging transaction” means (i) any transaction entered into in the normal course of our or our Operating Partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), or (iii) any transaction entered into to “offset” a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property is disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

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Foreign Currency Gain. Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT that would satisfy the 75% gross income test and 75% asset test (discussed below) on a stand-alone basis. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

Phantom income. Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from certain assets in advance of our receipt of cash flow from or proceeds from disposition of such assets, and may be required to report taxable income that exceeds the economic income ultimately realized on such assets.

We may originate loans with original issue discount. In general, we will be required to accrue original issue discount based on the constant yield to maturity of the loan, and to treat it as taxable income in accordance with applicable federal income tax rules even though such yield may exceed cash payments, if any, received on such loan.

Under the TCJA, we generally will be required to take certain amounts in income no later than the time such amounts are reflected in our consolidated financial statements. This rule may require the accrual of income with respect to any loans we may acquire earlier than would be the case under the general tax rules.

In addition, in the event that any loan is delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular loan are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Finally, we may be required under the terms of indebtedness that we incur to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to our stockholders.

As a result of each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Distribution Requirements.”

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Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

● our failure to meet those tests is due to reasonable cause and not to willful neglect; and

● following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

● any incorrect information on the schedule is not due to fraud with intent to evade tax.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year relating to the nature and diversification of our assets:

First, at least 75% of the value of our total assets must consist of:

● cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

● U.S. government securities;

● interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as “rents from real property”;

● interests in mortgage loans secured by real property;

● stock in other REITs and debt instruments issued by “publicly offered REITs”; and

● investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities (other than a TRS) may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by “publicly offered REITs” to the extent such debt instruments are not secured by real property or interests in real property.

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For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, debt of “publicly offered REITs,” equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT (other than a “publicly offered REIT”), except that for purposes of the 10% value test, the term “securities” does not include:

● “Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

● a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

● a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice;

● Any loan to an individual or an estate;

● Any “section 467 rental agreement,” other than an agreement with a related party tenant;

● Any obligation to pay “rents from real property”;

● Certain securities issued by governmental entities;

● Any security issued by a REIT;

● Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and

● Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

In general, under the applicable Treasury regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (1) the date we agreed to acquire or originate the loan; or (2) in the event of a significant modification, the date we modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT’s treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the loan on the relevant quarterly REIT asset testing date or (2) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. We intend to invest in mortgage loans, if any, in a manner that will enable us to continue to satisfy the asset and gross income test requirements.

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We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

● we satisfied the asset tests at the end of the preceding calendar quarter; and

● the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. If we fail any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) file a description of each asset causing the failure with the IRS and (iii) pay a tax equal to the greater of $50,000 or the highest corporate tax rate applicable to the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

We believe that our existing investments comply with the foregoing asset tests, and we intend to monitor compliance on an ongoing basis.

We believe that the assets that we hold, and that we will acquire in the future, will allow us to satisfy the foregoing asset test requirements. However, we do not typically obtain independent appraisals to support our conclusions as to the value of our assets, and may not obtain independent appraisals to support our conclusions as to the value of the real estate collateral for any senior loan that we may hold. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of certain assets violates one or more of the asset tests applicable to REITs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

● the sum of

●	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

●	90% of our after-tax net income, if any, from foreclosure property, minus

● the excess of the sum of specified items of non-cash income (including original issue discount on any loans) over 5% of our REIT taxable income, computed without regard to the dividends paid deduction and our net capital gain.

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We must make such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

Further, if we were not a “publicly offered REIT,” for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the dividends paid deduction, such distributions must not be “preferential dividends.” A dividend is not a preferential dividend if that distribution is (i) pro rata among all outstanding shares within a particular class of stock and (ii) in accordance with the preferences among different classes of stock as set forth in our charter. This preferential dividend rule does not apply to us so long as we qualify and continue to qualify as a “publicly offered REIT.”

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last nine months of the calendar year, at least the sum of:

● 85% of our REIT ordinary income for such year,

● 95% of our REIT capital gain income for such year, and

● any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute during such year.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock or debt securities. The IRS has issued a revenue procedure authorizing publicly offered REITs to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. We currently do not intend to pay taxable dividends payable in cash and stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying deficiency dividends to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest and penalties to the IRS based upon the amount of any deduction we take for deficiency dividends for an earlier year.

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We are required to file an annual federal income tax return, which, like other corporate returns, is subject to examination by the IRS. Because the tax laws require us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the IRS will challenge positions we take in computing our REIT taxable income and our distributions. Issues could arise, for example, with respect to the determination of the basis of the assets contributed to the Company in connection with formation transactions, the allocation of the purchase price of properties between depreciable or amortizable assets and non-depreciable or non-amortizable assets such as land and the current deductibility of fees paid to our advisor and its affiliates. If the IRS were to successfully challenge our characterization of a transaction or determination of our REIT taxable income, we could be found to have failed to satisfy a requirement for qualification as a REIT. If, as a result of a challenge, we are determined to have failed to satisfy the distribution requirements for a taxable year, we would be disqualified as a REIT unless we were permitted to pay a deficiency distribution to our stockholders and pay penalties and interest thereon to the IRS, as provided by the Code. A deficiency distribution cannot be used to satisfy the distribution requirement however, if the failure to meet the requirement is not due to a later adjustment to our income by the IRS.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax on our taxable income at regular corporate rates (currently, 21%). In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, if our REIT status is terminated, for any reason, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a beneficial owner of our capital stock that for federal income tax purposes is:

● a citizen or resident of the United States;

● a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

● an estate whose income is subject to federal income taxation regardless of its source;

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● any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person; or

● a person or entity otherwise subject to federal income taxation on a net income basis.

If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our capital stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our capital stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our capital stock by the partnership.

For the taxable years that as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. Our dividends will not qualify for the dividends received deduction generally available to corporations for the taxable years that we qualify as a REIT, although such deduction may be available to eligible corporate shareholders with respect to any dividends we pay in 2021.

Individuals, trusts and estates may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not “capital gain dividends” or “qualified dividend income,” subject to certain limitations (the “pass-through deduction”). For taxable years before January 1, 2026, the maximum tax rate for U.S. stockholders taxed at individual rates is 37%. For taxpayers qualifying for the full pass-through deduction, the effective maximum tax rate on ordinary REIT dividends for taxable years before January 1, 2026 would be 29.6%. In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

Dividends paid to a U.S. stockholder in 2022 and later years generally will not qualify for the 20% tax rate for “qualified dividend income,.” although such rate may be available with respect to any dividends we pay in 2021. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because, beginning in 2022, we generally will not be subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See “— Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends generally will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations during the taxable year, such as a TRS, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our capital stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “— Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, beginning in 2022, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

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U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations.

Taxation of U.S. Stockholders on the Disposition of Capital Stock

A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our stock may be disallowed if the U.S. stockholder purchases other stock within 30 days before or after the disposition. Also, the IRS is authorized to issue Treasury Regulations that would subject a portion of the capital gain a U.S. stockholder recognizes from selling his shares or from a capital gain distribution to a tax at a 25% rate, to the extent the capital gain is attributable to depreciation previously deducted.

If a U.S. stockholder has shares of our common stock redeemed by us, the U.S. stockholder will be treated as if the U.S. stockholder sold the redeemed shares if all of the U.S. stockholder’s shares of our common stock are redeemed or if the redemption is not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or substantially disproportionate within the meaning of Section 302(b)(2) of the Code. If a redemption distribution is not treated as a sale of the redeemed shares, it will be treated as a dividend distribution, and will not be entitled to return of capital treatment as in the case of a sale or exchange transaction. U.S. stockholders should consult with their tax advisors regarding the taxation of any particular redemption of our shares.

Capital Gains and Losses

A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. For taxable years before January 1, 2026, the highest marginal individual income tax rate currently is 37%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. In addition, certain net capital gains attributable to depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate to the extent of previously claimed real property depreciation. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. In addition, individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our stock. However, the U.S. Congress is currently considering legislation that could potentially increase the tax rate on long-term capital gains that would apply for certain taxpayers. If such legislation is enacted, it could result in a significant increase in the tax rate on long-term capital gains.

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With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

FATCA Withholding

Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain U.S. stockholders who own our shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of capital stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

● the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

● we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

either:

● one pension trust owns more than 25% of the value of our capital stock; or

● a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a beneficial owner of our capital stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are highly complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our capital stock, including any reporting requirements.

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Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest” (“USRPI”), as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

● a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or W-8BEN-E, as applicable, evidencing eligibility for that reduced rate with us;

● the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income; or

● the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of the non-U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its capital stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. We may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

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Capital gain distributions to the holders of shares of a class of our capital stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) (a) such class of capital stock is treated as being “regularly traded” on an established securities market in the United States, and (b) the non-U.S. stockholder did not own more than 10% of such class of capital stock at any time during the one-year period preceding the distribution or (ii) the non-U.S. stockholder was treated as a “qualified stockholder” or “qualified foreign pension fund,” as discussed below. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on the Nasdaq Capital Market following this listing. If a class of our capital stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of the applicable class of our capital stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of shares of our capital stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire that capital stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of our capital stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder’s proportionate share of such tax paid by us exceeds its actual federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions

Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPIs, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, despite our status as a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our capital stock if we are a “domestically controlled qualified investment entity.” A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met and this test will not be applicable during 2021, since we will not be treated as a REIT in that year. If a class of our capital stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to that class of our capital stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of that class of our capital stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

● that class of our capital stock is treated as being regularly traded under applicable Treasury regulations on an established securities market; and

● the non-U.S. stockholder owned, actually or constructively, 10% or less of that class of our capital stock at all times during a specified testing period.

As noted above, we anticipate our common stock will be regularly traded on an established securities market following this listing.

If the gain on the sale of shares of our capital stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

● the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

● the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains (5% during any period we are treated as a C corporation).

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Qualified Stockholders

Subject to the exception discussed below, any distribution to a “qualified stockholder” who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. While a “qualified stockholder” will not be subject to FIRPTA withholding on REIT distributions, the portion of REIT distributions attributable to certain investors in a “qualified stockholder” (i.e., non-U.S. persons who hold interests in the “qualified stockholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified stockholder”) may be subject to FIRPTA withholding. REIT distributions received by a “qualified stockholder” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax.

In addition, a sale of our stock by a “qualified stockholder” who holds such stock directly or indirectly (through one or more partnerships) generally will not be subject to federal income taxation under FIRPTA. As with distributions, the portion of amounts realized attributable to certain investors in a “qualified stockholder” (i.e., non-U.S. persons who hold interests in the “qualified stockholder” (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor’s ownership in the “qualified stockholder”)) may be subject to federal income taxation and FIRPTA withholding on a sale of our stock.

A “qualified stockholder” is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on NYSE or Nasdaq markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a “United States real property holding corporation” if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

Any distribution to a “qualified foreign pension fund” (or an entity all of the interests of which are held by a “qualified foreign pension fund”) who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. REIT distributions received by a “qualified foreign pension fund” that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax. In addition, a sale of our stock by a “qualified foreign pension fund” that holds such stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA.

A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

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FATCA Withholding

Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our capital stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding, at a rate of 24%, with respect to distributions unless the stockholder:

● is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

● provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

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Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Substantially all of the Company’s investments are held indirectly through the Operating Partnership. In general, partnerships are “pass-through” entities that are not subject to federal income tax at the partnership level. However, a partner is allocated its proportionate share of the items of income, gain, loss, deduction and credit of a partnership, and is required to include these items in calculating its tax liability, without regard to whether it receives a distribution from the partnership. The Company includes its proportionate share of these partnership items in its income for purposes of the various REIT income tests and the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, the Company includes its proportionate share of assets held through the Operating Partnership.

Classification as Partnerships. We will be entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

● is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

● is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity is a U.S. entity and fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) for federal income tax purposes. Our Operating Partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”). Treasury regulations (the “PTP regulations”) provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We believe our Operating Partnership will qualify for the private placement exclusion. We expect that any other Partnership that we form in the future will qualify for the private placement exclusion. Our Operating Partnership’s partnership agreement contains provisions enabling its general partner to take such steps as are necessary or appropriate to prevent the issuance and transfers of interests in our Operating Partnership from causing our Operating Partnership to be treated as a publicly traded partnership under the PTP regulations. There can be no assurance, however, that we will not (i) issue partnership interests in a transaction required to be registered under the Securities Act, or (ii) issue partnership interests to more than 100 partners. However, even if our Operating Partnership were considered a publicly-traded partnership under the PTP Regulations, we believe our Operating Partnership should not be treated as a corporation because we expect it would be eligible for the 90% passive income exception described above.

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We have not requested, and do not intend to request, a ruling from the IRS that our Operating Partnership will be classified as a partnership for federal income tax purposes. If for any reason our Operating Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we may not be able to qualify as a REIT unless we qualified for certain relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax. In general, a partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. However, the tax liability for adjustments to a Partnership’s tax returns made as a result of an audit by the IRS will be imposed on the Partnership itself in certain circumstances absent an election to the contrary.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. Our formation transactions will result in a book-tax difference with respect to the properties held by our Operating Partnership, and our Operating Partnership may admit partners in the future in exchange for a contribution of property, which will result in book-tax differences.

Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis in the hands of our Operating Partnership of properties contributed to us would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all our properties were to have a tax basis equal to their fair market value at the time of contribution.

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Under the partnership agreement for our Operating Partnership, depreciation or amortization deductions of our Operating Partnership generally will be allocated among the partners in accordance with their respective interests in our Operating Partnership, except to the extent that our Operating Partnership is required under Section 704(c) of the Code to use a method for allocating depreciation deductions attributable to contributed properties that results in the contributing partner receiving a disproportionately large share of such deductions when compared to the tax basis of such property. In this case, the contributing partner may be allocated (1) lower amounts of depreciation deductions for tax purposes with respect to contributed properties than would be allocated to such contributing partner if each such property were to have a tax basis equal to its fair market value at the time of contribution, and/or (2) taxable gain in the event of a sale of such contributed properties in excess of the economic profit allocated to such contributing partner as a result of such sale. These allocations may cause the contributing partner to recognize taxable income in excess of cash proceeds received by the contributing partner, which might require such partner to utilize cash from other sources to satisfy his or her tax liability or, if we happen to be the contributing partner, adversely affect our ability to comply with the REIT distribution requirements. In addition, depending on the methodology that is used, a partner that does not contribute property to the Operating Partnership in a tax-free transaction (which may include the Company) could be allocated less depreciation deductions than it would have been allocated under other circumstances. The Operating Partnership’s operating agreement does not provide a default method that will be used to account for book-tax differences caused by our Operating Partnership admitting partners in the future in exchange for contributions of property and we have not yet selected the method to be utilized by the Operating Partnership.

We (us and the Operating Partnership) have entered into a contribution agreement with certain affiliates pursuant to which the Operating Partnership acquired real properties having a lower basis than the fair market value of these properties. Accordingly, the tax principles discussed in this section could require lower allocations of depreciation expense and, in the event of a sale of one or more of these properties, higher allocations of income or gain to those contributing partners. While the application of these tax principles would not ordinarily have an adverse impact on any allocations of income, deduction, and/or gain to us as a REIT, the Operating Partnership also has entered into a tax protection agreement with the contributing partners that generally limit the Operating Partnership’s ability to dispose of these properties. Further, if the Operating Partnership were to dispose of one (or more) of these properties, the Operating Partnership could be obligated to make certain payments to the contributing partners to compensate them for the additional taxes payable as a result of the gains that are recognized and allocated to the contributing partners under these tax principles. As a result, the net proceeds available for distribution to us by the Operating Partnership after making any such tax payments to the contributing partners would be reduced.

The foregoing principles also could affect the calculation of our earnings and profits for purposes of determining which portion of our distributions is taxable as a dividend. The allocations described in the above paragraphs may result in a higher portion of our distributions being taxed as a dividend if we acquire properties in exchange for units of our Operating Partnership than would have occurred had we purchased such properties for cash.

In general, if any asset contributed to or revalued by the Operating Partnership is determined to have a fair market value that is greater than its adjusted tax basis, partners who have contributed those assets, including the Company, will be allocated lower amounts of depreciation deductions as to specific properties for tax purposes by the Operating Partnership and increased taxable income and gain on sale. Thus, the Company may be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of contributed assets. These amounts may be in excess of the economic or book income allocated to it as a result of the sale. In this regard, it should be noted that as the general partner of the Operating Partnership, the Company will determine, taking into account the tax consequences to it, when and whether to sell any given property.

The Company will be allocated its share of the Operating Partnership’s taxable income or loss for each year regardless of the amount of cash that may be distributed to it by the Operating Partnership. As a result, the Company could be allocated taxable income for a year in excess of the amount of cash distributed to it. This excess taxable income is sometimes referred to as “phantom income.” Because the Company relies on cash distributions from the Operating Partnership to meet its REIT distribution requirements, which are specified percentages of its REIT taxable income, the recognition of this phantom income might adversely affect the Company’s ability to comply with those requirements.

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Basis in Operating Partnership Interest

The adjusted tax basis of a partner’s interest in the Operating Partnership generally is equal to (1) the amount of cash and the basis of any other property contributed to the Operating Partnership by the partner, (2) increased by the partner’s (a) allocable share of the Operating Partnership’s income and (b) allocable share of indebtedness of the Operating Partnership, and (3) reduced, but not below zero, by (a) the partner’s allocable share of the Operating Partnership’s loss and (b) the amount of cash distributed to the partner, including constructive cash distributions resulting from a reduction in the partner’s share of indebtedness of the Operating Partnership.

If the allocation of a partner’s distributive share of the Operating Partnership’s loss would reduce the adjusted tax basis of such partner’s partnership interest in the Operating Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce an adjusted tax basis below zero. If a distribution from the Operating Partnership or a reduction in a partner’s share of the Operating Partnership’s liabilities (which is treated as a constructive distribution for tax purposes) would reduce such partner’s adjusted tax basis below zero, any such distribution, including a constructive distribution, would constitute taxable income to such partner. The gain realized by the partner upon the receipt of any such distribution or constructive distribution would normally be characterized as capital gain, and if the partner’s partnership interest in the Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distribution would constitute long-term capital gain.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “— Income Taxation of the Partnerships and Their Partners — Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. The TCJA significantly changed the federal income tax laws applicable to businesses and their owners, including REITs and their stockholders. Additional technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. We cannot predict the long-term effect of the TCJA or any future law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

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State and Local Taxes

The Company and its stockholders are subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders of the Company should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

A portion of the Company’s income is earned through the Company’s TRSs. The TRSs are subject to federal and state income tax at the normal applicable corporate rates. In addition, a taxable REIT subsidiary will be limited in its ability to deduct interest payments made directly or indirectly to the Company in excess of a certain amount.

To the extent that the Company and the taxable REIT subsidiaries are required to pay federal, state or local taxes, the Company will have less cash available for distribution to stockholders.

Statement of Stock Ownership

We are required to demand annual written statements from the record holders of designated percentages of our shares disclosing the actual owners of the shares. Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares is required to include specified information relating to his or her shares in his or her federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file, our federal income tax return, permanent records showing the information we have received about the actual ownership of shares and a list of those persons failing or refusing to comply with our demand.

Tax Shelter Reporting. Under recently promulgated Treasury regulations, if a stockholder recognizes a loss with respect to the shares of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct stockholders of portfolio securities are in many cases exempt from this reporting requirement, but stockholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Stockholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

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PLAN OF DISTRIBUTION

The Registered Stockholders and their pledgees, donees, transferees, assignees, or other successors-in-interest may sell their shares of common stock covered hereby pursuant to brokerage transactions on the Nasdaq Capital Market or any other public exchange or registered alternative trading system at prevailing market prices at any time after the shares of common stock are listed for trading thereon.

We are not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of common stock by the Registered Stockholders, except we have engaged a financial advisor with respect to certain other matters relating to our listing, as further described below. As such, we do not anticipate receiving any notice as to if and when any Registered Stockholder may elect to sell their shares of common stock or the prices at which any such sales may occur, and there can be no assurance that any Registered Stockholders will sell any or all of the shares of common stock covered by this prospectus.

We will not receive any proceeds from the sale of shares of common stock by the Registered Stockholders. We expect to recognize certain non-recurring costs as part of our transition to a publicly-traded company, consisting of professional fees and other expenses. As part of our direct listing, these fees will be expensed in the period incurred and not deducted from net proceeds to the issuer as they would be in an initial public offering.

We have engaged Cantor Fitzgerald & Co. LLC, or Cantor, as our financial advisor to advise and assist us with respect to certain matters relating to our listing. These matters include assisting us in defining our objectives with respect to the filing of the registration statement of which this prospectus forms a part, our preparation of the registration statement of which this prospectus forms a part, our preparation of investor communications and presentations in connection with investor education, and being available to consult with Nasdaq, including on the day that shares of our common stock are initially listed on the Nasdaq Capital Market.

In addition, Cantor will determine when shares of our common stock are ready to trade and to approve proceeding with the opening of trading at the Current Reference Price (as defined below). However, Cantor has not been engaged to participate in investor meetings or to otherwise facilitate or coordinate price discovery activities or sales of our common stock (except as described herein).

On the day that shares of our common stock are initially listed on the Nasdaq Capital Market, Nasdaq will begin accepting, but not executing, pre-opening buy and sell orders and will begin to continuously generate the indicative Current Reference Price on the basis of such accepted orders. During a 10-minute “Display Only” period, market participants may enter quotes and orders in shares of our common stock in Nasdaq’s systems and such information is disseminated, along with other indicative imbalance information, to Cantor and other market participants by Nasdaq on its NOII and BookViewer tools. Following the “Display Only” period, a “Pre-Launch” period begins, during which Cantor, in its capacity as our designated financial advisor to perform the functions under Nasdaq Rule 4120(c)(8), must notify Nasdaq that our shares are “ready to trade.” Once Cantor has notified Nasdaq that shares of our common stock are ready to trade, Nasdaq will calculate the Current Reference Price (as defined below) for shares of our common stock, in accordance with Nasdaq’s rules. If Cantor then approves proceeding at the Current Reference Price, Nasdaq will conduct price validation checks in accordance with Nasdaq rules. As part of conducting its price validation checks, Nasdaq may consult with Cantor and other market participants. Upon completion of such price validation checks the applicable orders that have been entered will then be executed at such price and regular trading of shares of our common stock on the Nasdaq Capital Market will commence.

Under Nasdaq’s rules, the “Current Reference Price” means: (i) the single price at which the maximum number of orders to buy or sell shares of our common stock can be matched; (ii) if more than one price exists under clause (i), then the price that minimizes the number of shares of our common stock for which orders cannot be matched; (iii) if more than one price exists under clause (ii), then the entered price (i.e. the specified price entered in an order by a customer to buy or sell) at which shares of our common stock will remain unmatched (i.e. will not be bought or sold); and (iv) if more than one price exists under clause (iii), a price determined by Nasdaq after consultation with Cantor will exercise any consultation rights only to the extent that it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M (to the extent applicable), or applicable relief granted thereunder. In determining the Current Reference Price, Nasdaq’s algorithms will match orders that have been entered into and accepted by Nasdaq’s system. This occurs with respect to a potential Current Reference Price when orders to buy shares of common stock at an entered bid price that is greater than or equal to such potential Current Reference Price are matched with orders to sell a like number of shares of common stock at an entered asking price that is less than or equal to such potential Current Reference Price.

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To illustrate, as a hypothetical example of the calculation of the Current Reference Price, if Nasdaq’s algorithms matched all accepted orders as described above, and two limit orders remained — a limit order to buy 500 shares of common stock at an entered bid price of $10.01 per share and a limit order to sell 200 shares of common stock at an entered asking price of $10.00 per share — the Current Reference Price would be determined as follows:

● Under clause (i), if the Current Reference Price is $10.00, then the maximum number of additional shares that can be matched is 200. If the Current Reference Price is $10.01, then the maximum number of additional shares that can be matched is also 200, which means that the same maximum number of additional shares would be matched at the price of either $10.00 or $10.01.

● Because more than one price under clause (i) exists, under clause (ii), the Current Reference Price would be the price that minimizes the imbalance between orders to buy or sell (i.e. minimizes the number of shares that would remain unmatched at such price). Selecting either $10.00 or $10.01 as the Current Reference Price would create the same imbalance in the limit orders that cannot be matched, because at either price 300 shares would not be matched.

● Because more than one price under clause (ii) exists, then under clause (iii), the Current Reference Price would be the entered price at which orders for shares of common stock at such entered price will remain unmatched. In such case, choosing $10.01 would cause 300 shares of the 500 share limit order with the entered price of $10.01 to remain unmatched, compared to choosing $10.00, where all 200 shares of the limit order with the entered price of $10.00 would be matched, and no shares at such entered price remain unmatched. Thus, Nasdaq would select $10.01 as the Current Reference Price because orders for shares at such entered price will remain unmatched.

The above example (including the prices) is provided solely by way of illustration.

Cantor, as the designated financial advisor under Nasdaq Rule 4120(c)(8), will determine when shares of our common stock are ready to trade and approve proceeding at the Current Reference Price primarily based on consideration of volume, timing, and price. In particular, Cantor will determine, based primarily on pre-opening buy and sell orders, when a reasonable amount of volume will cross on the opening trade such that sufficient price discovery has been made to open trading at the Current Reference Price. If Cantor does not approve proceeding at the Current Reference Price (for example, due to the absence of adequate pre-opening buy and sell interest), Cantor will request that Nasdaq delay the open until such a time that sufficient price discovery has been made to ensure a reasonable amount of volume crosses on the opening trade.

Similar to a Nasdaq-listed underwritten initial public offering, in connection with the listing of shares of our common stock, Cantor and buyers and sellers (or their brokers) who have subscribed will have access to the Nasdaq Stock Market’s Order Imbalance Indicator (sometimes referred to as the Net Order Imbalance Indicator or NOII), a widely available, subscription-based data feed, prior to submitting buy or sell orders. Nasdaq’s electronic trading platform simulates auctions every second to calculate a Current Reference Price, the number of shares that can be paired off the Current Reference Price, the number of shares that would remain unexecuted at the Current Reference Price and whether a buy-side or sell-side imbalance exists, or whether there is no imbalance, in order to disseminate that information continuously to buyers and sellers via the Order Imbalance Indicator data feed. Nasdaq will also provide our financial advisor with access to the “BookViewer,” which provides an aggregated and anonymized visual display of the current order book that is updated every time a new order for shares of our common stock enters the system. This disseminated information, including the Current Reference Price, is identical to what buyers and sellers (and the lead underwriter, with respect to the BookViewer tool) would have access to in the context of a Nasdaq-listed initial public offering, and the information is disseminated in the same manner as it would be for a Nasdaq-listed initial public offering. This tool can also be used by our financial advisor to help gather the information it needs in order to provide Nasdaq with its assessment that shares of our common stock are “ready to trade.”

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However, because this is not an underwritten initial public offering, there will be no traditional “book building” process (i.e., an organized process pursuant to which buy and sell interest is coordinated in advance to some prescribed level – the “book”). Moreover, prior to the opening trade, there will not be a price at which underwriters initially sold shares of our common stock to the public as there would be in an underwritten initial public offering. This lack of an initial public offering price could impact the range of buy and sell orders collected by the Nasdaq Capital Market from various broker-dealers. Consequently, the public price of shares of our common stock may be more volatile than in an underwritten initial public offering and could, upon listing on the Nasdaq Capital Market, decline significantly and rapidly. See the section titled “Risk Factors—Risks Related to Ownership of Our Common Stock — Our listing differs significantly from an underwritten initial public offering” and “— Shares of our common stock currently have no public market. An active trading market may not develop or continue to be liquid and the market price of shares of our common stock may be volatile.”

In addition, in order to list on the Nasdaq Capital Market, we are also required to have at least three registered and active market makers. We understand that Cantor does not intend to act as a registered and active market maker. However, Cantor may assist interested Registered Stockholders with the establishment of brokerage accounts.

In addition to sales made pursuant to this prospectus, the shares of common stock covered by this prospectus may be sold by the Registered Stockholders in individually negotiated transactions exempt from the registration requirements of the Securities Act. Under the securities laws of some states, shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

The Registered Stockholders may from time to time transfer, distribute, pledge, assign, or grant a security interest in some or all the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the transferees, distributees, pledgees, assignees, or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of the Registered Stockholders to include the transferee, distributee, pledgee, assignee, or other successors in interest as Registered Stockholders under this prospectus. The Registered Stockholders also may transfer the shares in other circumstances, in which case the transferees, distributes, pledgees, or other successors in interest will be the registered beneficial owners for purposes of this prospectus.

A Registered Stockholder that is an entity may elect to make an in-kind distribution of common stock or warrants to its members, partners, or stockholders pursuant to the registration statement of which this prospectus forms a part by delivering a prospectus.

If any of the Registered Stockholders utilize a broker-dealer in the sale of the shares of common stock being offered by this prospectus, such broker-dealer may receive commissions in the form of discounts, concessions, or commissions from such Registered Stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal.

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LEGAL MATTERS

Our principal legal advisor is Shutts & Bowen LLP. Clifford Chance US LLP is legal advisor to the financial advisor. Shapiro Sher Guinot & Sandler P.A. will pass upon the validity of the shares of common stock to be offered pursuant to this prospectus and certain other matters of Maryland law.

EXPERTS

The financial statements of Strawberry Fields REIT, Inc. as of May 31, 2021, and the consolidated financial statements of Strawberry Fields REIT, LLC as of December 31, 2020 and 2019, have been included herein in reliance upon the reports of Hacker, Johnson & Smith PA., independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at www.strawberryfieldsreit.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock covered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to the Company and the shares of common stock covered by this prospectus, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Our SEC filings, including our registration statement, are available to you, free of charge, on the SEC’s website, www.sec.gov.

Immediately upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports and other information with the SEC. These reports and other information will be available for inspection and copying at the website of the SEC referred to above.

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230

STRAWBERRY FIELDS REIT, INC.

Balance Sheet as of May 31, 2021

F-1

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors

Strawberry Fields REIT, Inc.

Opinion on the Balance Sheet

We have audited the accompanying balance sheet of Strawberry Fields REIT, Inc. (the “Company”) as of May 31, 2021 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2021 in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Hacker, Johnson, & Smith P.A.

We have served as the Company’s auditor since 2019.

Tampa, Florida

August 25, 2021

F-2

Strawberry Fields REIT, Inc.

Balance Sheet

May 31, 2021
Assets
Cash	$1,000
Total Assets	$1,000

Liabilities and Stockholders’ Equity
Common stock, par value $0.0001 per share; 500,000,000 shares authorized; 1,000 shares issued and outstanding	$-
Preferred stock, par value $0.0001 per share; 100,000,000 shares authorized; no shares issued and outstanding	-
Additional Paid in Capital	1,000
Total Liabilities and Stockholder’s Equity	$1,000

See accompanying notes to balance sheet

F-3

Strawberry Fields REIT, Inc.

Notes to Balance Sheet

1. Organization

Strawberry Fields REIT, Inc. (the “Company”) was organized in the state of Maryland on July 8, 2019. The Company is authorized to issue up 500,000,000 of common stock, par value $0.0001 per share and 100,000,000 of preferred stock, par value $0.0001 per share. The Company has no assets other than cash and has not yet commenced operations.

The Company intends to qualify as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”) under the Internal Revenue Code of 1986, as amended (the “Code”) beginning with its taxable year ending December 31, 2022. As a REIT, the Company generally will not be subject to federal income tax to the extent that it distributes at least 90% of its taxable income for each tax year to its stockholders. REITs are subject to a number of organizational and operational requirements.

If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed income.

2. Formation Transactions

On June 8, 2021, we completed the following formation transactions and related transactions:

●	Strawberry Fields REIT, LLC (the “Predecessor Company”) contributed all of its assets owned as of June 8, 2021, to Strawberry Fields Realty LP (the “Operating Partnership”), and the Operating Partnership assumed all of the liabilities of the Predecessor Company as of the same date;

●	the Operating Partnership issued 51,686,280 common partnership interests (the “OP units”) to the Predecessor Company, which were distributed to the beneficial owners of the Predecessor Company; and

●	the Company issued 5,824,846 shares of its common stock to the members of the Predecessor Company and their beneficial owners and their transferees in exchange for 5,824,846 OP units.

Following the completion of these transactions, the Company owned approximately 11.3% of the outstanding OP units in the Operating Partnership.

3. Summary of Significant Accounting Policies

Basis of Presentation

The balance sheet includes the accounts of the Company and has been prepared by management in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make a number of estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results may differ materially from these estimates and assumptions.

Organizational and Other Costs

Costs related to the Company’s organization as well as other transaction costs are being funded by Strawberry Fields REIT, LLC. Organizational costs incurred by the Company will be expensed. The Company has not recorded any organization or transaction costs because such costs were not the liability of the Company until the formation transactions were completed.

F-4

Subsequent Events

Purchase of Five Properties in Tennessee and One in Kentucky

On August 25, 2021, the Company acquired five properties located in Tennessee and one in Kentucky (the “Tennessee/Kentucky Properties”) for an aggregate acquisition cost of $81.0 million, which was paid through the issuance of 1,545,217 OP units valued at $16,997,000 and a cash payment of $63,990,000. Moishe Gubin, our Chairman and Chief Executive Officer, agreed to purchase the OP units issued to the sellers either at cost or fair market value (whichever is higher) 12 months after the closing at the option of the sellers. The properties contain skilled nursing facilities of approximately 223,000 square feet and 515 beds. The Company financed part of the cash portion of the purchase price from the net proceeds received by the Company from the sale of Series C Bonds in Israel.

We have leased the five Tennessee facilities to related parties under a new Tennessee master lease, and the one Kentucky property to an unrelated third party under the existing Landmark master lease. As a result of the lease of these properties, our annual base rent will increase by $8.1 million in the first year, with annual increases of 3% thereafter.

Issuance of Series C Bonds

In July 2021, Strawberry Fields REIT, Ltd. (the “BVI Company”) completed an initial offering of Series C Bonds with a par value of NIS 208.0 million ($64.0 million). These Series C Bond were issued at par.

The Series C Bonds are traded on the Tel Aviv Stock Exchange (the “TASE”).

Interest

The Series C Bonds initially bear interest at a rate of 5.7% per annum. In June 2021, Standard & Poor’s provided an initial rating for the Series C Bonds of ilA+.

Interest on the Series C Bonds is payable semi-annually in arrears. The first interest payment is payable on January 31, 2022. The interest rate may increase if certain financial ratios are not achieved, as discussed below.

Payment Terms

The principal amount of the Series C Bonds is payable in five annual installments due on July 31 of each of the years 2022 through 2026. The first four principal payments are equal to 6% of the original principal amount of the Series C Bonds, and the last principal payments is equal to the outstanding principal amount of the Series C Bonds.

Financial Covenants

Until the date of full repayment of the Series C Bonds, the BVI Company must comply with certain financial covenants described below. The application of the covenants is based on the financial statements of the BVI Company as prepared under the IFRS accounting method.

● The stockholders’ equity of the BVI Company may not be less than $230 million.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 25%.

● The ratio of the adjusted net financial debt to adjusted EBITDA of the BVI Company (for the past four quarters) may not exceed 12.

● The ratio of the outstanding amount of the Series C Bonds to the fair market value of the collateral may not exceed 75%.

F-5

Dividend Restrictions

The indenture for the Series C Bonds limits the amount of dividends that may be paid by the BVI Company to its stockholders. The BVI Company may not make any distribution unless all of the following conditions are fulfilled (with all amounts calculated under IFRS):

● The distribution amount may not exceed 80% of the net profit after tax that is recognized in the most recent consolidated financial statements of the BVI Company, less profits or losses arising from a change in accounting methods, net revaluation profits/losses (that have not yet been realized) arising from a change in the fair value of the assets with respect to the fair value in prior reporting period.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 30%.

● The distributable profits for which no distribution was performed in a specific year will be added to the following quarters.

● The BVI Company’s equity at the end of the last quarter, before the distribution of dividends, less the dividends distributed, may not be less than $250 million.

● The BVI Company meets the financial conditions described above, and the Company is not in violation of all and/or any of its material undertakings to the holders of the Series C Bonds.

F-6

Increase in Interest Rate

In the event that:

(i) the stockholders’ equity of BVI Company (excluding minority interests) is less than $250 million;

(ii) the ratio of the adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 11;

(iii) the ratio of the consolidated equity of the BVI Company to total consolidated balance sheet of the BVI Company is below 27%; or

(iv) the ratio of outstanding amount of the Series C Bonds to the fair market value of the collateral for the Series B Bonds exceeds 75%,

then, in each case, the interest on the Series C Bonds will increase by an additional 0.5% annually, but only once with respect to each failure to meet these requirements. Compliance with these financial covenants is measured quarterly.

Additionally, if a decline in the rating of the Series C Bonds should take place, then for each single notch decrease, the interest will be increased by 0.25% per year, up to a maximum increment of 1.25% annually.

In any case, the total increase in the interest rate as a result of the above adjustments will not exceed 1.5% per year. The increases in the interest rate will also be reversed if the BVI Company regains compliance.

Security

The Series C Bonds are secured by first mortgage liens on 9 of our properties. In addition, the Series C Bonds are also secured by an interest reserve and expenses reserve. The BVI Company has agreed not to pledge its assets pursuant to a general lien without obtaining the prior consent of the holders of the Series C Bonds, provided that the BVI Company is entitled to register specific liens on its properties and also to provide guarantees and its subsidiaries are entitled to register general and specific liens on their assets.

Under the terms of the indenture for the Series C Bonds, the BVI Company can take out properties from the collateral (in case of HUD refinancing) or to add properties and increase the Bond Series C as long as the ratio of outstanding amount of the Series C Bonds to fair market value of the collateral is not more than 65%. In addition, starting from July 1, 2023, if the fair market value of the collateral is below 55%, the BVI Company can request to release collateral so the fair market value will increase to 55%.

F-7

Additional Bonds

The BVI Company can issue up to additional series of Series C Bonds to a maximum of NIS630 million (or $195 million).

Redemption Provisions

The BVI Company may, at its discretion, call the Series C Bonds for early repayment. In the event of the redemption of all of the Series C Bonds, the BVI Company would be required to pay the highest of the following amounts:

●	the market value of the balance of the Series C Bonds in circulation which will be determined based on the average closing price of the Series B Bonds for thirty (30) trading days before the date on which the board of directors resolves to undertake the early redemption;

●	the par value of the Series C Bonds available for early redemption in circulation (i.e., the principal balance of the Series C Bonds plus accrued interest until the date of the actual early redemption); or

●	the balance of the payments under the Series C Bonds (consisting of future payments of principal and interest), when discounted to their present value based on the annual yield of the Israeli government bonds plus an “additional rate.” The additional rate will be 1.0% per annum for early repayment performed by September 30, 2022, 2.5% from October 1, 2022 to September 30, 2023, and 3.0% thereafter.

Change of Control

The holders of a majority of the Series C Bonds may accelerate the outstanding balance of the Bonds if the control of the BVI Company is transferred, directly or indirectly, unless the transfer of control is approved by the holders of a majority of the Series C Bonds.

For the purpose of this provision, a transfer of control means a change of control of the BVI Company such that the BVI Company has a controlling stockholder that is not any of the “controlling stockholders” and/or is in the hands of any of their immediate family members (including through trusts that the controlling stockholders and/or any of their immediate family members are the beneficiaries under and/or are their managers). In this regard, “control” is defined in the Israeli Companies Law.

For purposes of the Series C Bonds, the “controlling stockholders” of the BVI Company are deemed to be Moishe Gubin and Michael Blisko.

Equity Incentive Plan

The Company adopted an equity incentive plan. The plan provides for the grant of various types of incentive awards to directors, officers, employees and consultants of the Company and our subsidiaries and affiliates, including our Operating Partnership. An aggregate of 250,000 shares of the Company’s common stock are authorized for issuance under the equity incentive plan. The Company has issued 19,320 shares to certain employees of the Company and its affiliates under the plan.

F-8

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018

F-9

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Strawberry Fields REIT, LLC

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Strawberry Fields REIT, LLC (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of income and comprehensive income (loss), changes in members’ deficit and cash flows, for each of the years in the three-year period ended December 31, 2020, and the related notes to the consolidated financial statements and Financial Statement Schedule III (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Hacker, Johnson, & Smith P.A.

We have served as the Company’s auditor since 2019.

Tampa, Florida

March 23, 2021 – except for note 14 as for which the date is September 2, 2021

F-10

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in $000’s, except unit data)

	December 31,
	2020	2019
Assets
Real estate investments, net	$406,123	$421,171
Cash and cash equivalents	17,811	7,650
Restricted cash and equivalents	24,248	29,595
Accounts receivable	20	787
Straight-line rent receivable, net	21,230	20,239
Right of use asset	2,348	3,139
Real estate investments held for sale	22,174	22,174
Goodwill, other intangible assets and lease rights	17,688	20,717
Deferred financing expenses	5,205	5,147
Notes receivable, net	6,540	7,543
Other assets	295	693
Related party loans	-	1,130
Total Assets	$523,682	$539,985

Liabilities

Accounts payable and accrued liabilities	$13,147	12,420
Bonds, net	143,041	161,569
Senior debt	343,425	351,973
Loans from affiliates and related parties	-	18,791
Lease liabilities	2,348	3,139
Other liabilities	8,301	9,174
Total Liabilities	$510,262	$557,066
Commitments and Contingencies (Notes 6, 8 and 14)
Members’ Equity (Deficit)
10,570 and 10,378 Common Units as of December 31, 2020 and 2019, respectively	-	-
475 and 0 Preferred Units as of December 31, 2020 and 2019, respectively	-	-
Paid in capital	63,936	35,974
Accumulated other comprehensive loss	(23,775)	(14,426)
Accumulated deficit	(26,741)	(38,629)
Total Members’ Equity (Deficit)	$13,420	$(17,081)
Total Liabilities and Members’ Equity (Deficit)	$523,682	$539,985

See accompanying notes to consolidated financial statements.

F-11

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Amounts in $000’s, except unit data)

	Year Ended December 31
	2020	2019	2018
Revenues
Rental revenues	$84,091	$81,258	$61,621

Expenses:
Depreciation	$23,612	$23,193	$20,017
Amortization	3,029	4,303	4,054
Goodwill impairments	-	-	128
General and administrative expenses	4,367	4,461	3,294
Property taxes	10,046	10,034	958
Facility rent expenses	297	531	697
Provision for doubtful accounts	3,203	7,226	3,076
Total expenses	$44,554	$49,748	$32,224
Income from operations	$39,537	31,510	29,397

Interest expense, net	$(25,535)	$(28,065)	$(25,108)
Amortization of deferred financing costs	(356)	(346)	(425)
Mortgage insurance premium	(1,872)	(1,718)	(1,382)
Total interest expense	$(27,763)	$(30,129)	$(26,915)

Other income (expense):
Gain from sale of real estate investments	-	2,892	-
Gain from bond retirement	803	83	-
Other income (expenses)	250	250	(1,324)
Loss on derivatives	(939)	-	-
Total other income (expenses), net	114	$3,225	$(1,324)

Net income	$11,888	$4,606	$1,158
Other comprehensive income (loss) :
(Loss) gain due to foreign currency translation	(9,349)	(13,616)	8,060
Gain (loss) on derivatives	-	74	(102)
Comprehensive income (loss)	$2,539	$(8,936)	$9,116

Net income	$11,888	4,606	1,158
Less: preferred unit dividends	(526)	-	-
Net income available for common members	$11,362	4,606	1,158
Net income per common unit	$1,092.82	$443.87	$111.69

Weighted average number of common units outstanding	10,397	10,377	10,368

See accompanying notes to consolidated financial statements.

F-12

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

(Amounts in $000’s, except unit data)

	Common Units	Preferred Units	Additional Paid-in Capital	Accumulated other comprehensive loss	Accumulated Deficit	Total

Balance, December 31, 2017	10,358	-	$33,100	$(8,842)	$(44,393)	$(20,135)
Net change in foreign currency translation	-	-	-	8,060	-	8,060
Net change in unrealized loss on derivative	-	-	-	(102)	-	(102)
Units sales	10	-	482	-	-	482
Net income	-	-	-	-	1,158	1,158
Balance, December 31, 2018	10,368	-	$33,582	$(884)	$(43,235)	$(10,537)
Net change in foreign currency translation	-	-	-	(13,616)	-	(13,616)
Net change in unrealized gain on derivative	-	-	-	74	-	74
Units sales	10	-	482	-	-	482
Capital contribution	-	-	1,910	-	-	1,910
Net income	-	-	-	-	4,606	4,606
Balance, December 31, 2019	10,378	-	$35,974	$(14,426)	$(38,629)	$(17,081)
Net change in foreign currency translation	-	-	-	(9,349)	-	(9,349)
Acquisition of net assets of SFMS	-	-	(1,162)			(1,162)
Common Unit sales	166	-	7,235	-	-	7,235
Preferred Unit Sales	-	425	19,125	-	-	19,125
Issuance of Common Units in exchange for loans from affiliates and related parties	26	-	1,040	-	-	1,040
Issuance of Preferred Units in exchange for loans from affiliates and related parties	-	50	2,250	-	-	2,250
Preferred dividends	-	-	(526)	-	-	(526)
Net income	-	-	-	-	11,888	11,888
Balance, December 31, 2020	10,570	475	$63,936	$(23,775)	$(26,741)	$13,420

See accompanying notes to consolidated financial statements

F-13

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in $000’s)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$11,888	$4,606	$1,158
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,641	27,496	24,071
Goodwill impairments	-	-	128
Gain from sale of real estate investments	-	(2,892)	-
Gain from bond retirement	(803)	(83)	-
Amortization of bond issuance costs	1,139	1,039	1,028
Decrease (increase) in accounts receivable and other assets	1,165	(256)	4,834
Amortization of deferred financing costs	356	346	425
Amortization of right of use asset	275	-	-
Foreign currency transaction adjustments	(167)	(885)	(486)
Increase in straight-line rent receivables	(991)	(4,031)	(4,500)
(Decrease) increase in accounts payable and accrued liabilities and other liabilities	(1,884)	3,132	4,036
Repayment of operating lease liabilities	(275)	(491)	(128)
Net cash provided by operating activities	$37,344	$27,981	$30,566

Cash flow from investing activities:
Purchase of Real estate investments	(8,564)	(64,171)	(48,606)
Decrease (increase) in notes receivable	1,003	3,859	(10,012)
Decrease in related party loans	1,130	-	-
Investments in goodwill, other intangible assets and lease rights	-	-	(1,323)
Cash received from sale of real estate investments	-	4,693	-
Net cash used in investing activities	$(6,431)	$(55,619)	$(59,941)

Cash flows from financing activities:

Proceeds from senior debt, net of discount	$13,744	$87,170	$9,149
Proceeds from issuance of bonds, net of discount	-	-	96,724
Repayment of bonds	(25,732)	(15,140)	(15,594)
Retirement of bonds	(2,678)	(522)	-
Repayment of senior debt	(23,575)	(38,887)	(69,979)
Increase (decrease) in loans from others	1,283	(2,719)	841
Repayment of lease liabilities
(Decrease) increase in loans from affiliates and related parties	(15,501)	1,857	(1,141)
Proceeds from sale of members’ units	26,360	482	482
Net cash (used in) provided by financing activities	$(26,099)	$32,241	$20,482
Increase (decrease) in cash and cash equivalent and restricted cash and equivalents	$4,814	$4,603	$(8,893)
Cash and cash equivalents and restricted cash and equivalents at the beginning of the year	37,245	32,642	41,535
Cash and cash equivalents and restricted cash and equivalents at the end of the year	$42,059	$37,245	$32,642

F-14

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(Amounts in $000’s)

	Year Ended December 31,
	2020	2019	2018
Supplemental Disclosure of Cash Flow Information:

Cash paid during the year for interest	$23,346	$26,858	$22,185
Supplemental schedule of noncash investing activities:
Accumulated other comprehensive loss:
Change in unrealized loss on derivatives	$-	$74	$(102)
Foreign currency translation adjustments	$(9,349)	$(13,616)	$8,060
Capitalization of right of use asset and lease liability	$-	$4,350	$-
Capitalization of deferred financing expenses	$-	$533	$26
Transfer of accounts payable and accrued liabilities to paid in capital	$-	$1,910	$-
Transfer of real estate investments to real estate investments held for sale	$-	$16,354	$3,318
Transfer of goodwill, other intangible assets and lease rights to real estate investment held for sale	$-	$5,692	$-
Derecognition of goodwill, other intangible assets and lease rights in connection with real estate investment sale	$-	$3,342	$-
Derecognition of right of use asset in connection with real estate investment purchase	$(516)	-	-
Derecognition of lease liabilities in connection with real estate investment purchase	$(516)	-	-
Note receivable in connection with real estate investment sale	$-	$1,390	-
Transfer of loans from affiliates and related parties for common and preferred member units	$3,290	-	-
Decrease in additional paid in capital in connection with acquisition of net assets of SFMS	$(1,162)	-	-
Increase in accounts payable and accrued liabilities in connection with acquisition of SFMS	$1,282	-	-
Accrued preferred unit dividends included in other liabilities	$456	-	-

See accompanying notes to consolidated financial statements

F-15

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Business

Overview

Strawberry Fields, REIT LLC (the “Company”) is an Indiana limited liability company organized on August 4, 2014.

The Company primarily invests in real estate serving the healthcare industry in the United States. The Company through its subsidiaries owns skilled nursing facilities, long-term acute care hospitals, a rehabilitation clinic, and other healthcare related properties in the States of Illinois, Indiana, Michigan, Texas, Ohio, Tennessee, Kentucky, Oklahoma, and Arkansas. As of December 31, 2020, the Company owned 77 facilities and leased one facility that is subleased to a tenant that operates the facility.

Basis of Presentation

The Company maintains its accounting records on an accrual basis in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

These consolidated financial statements are presented in U.S. dollars.

Acquisitions

On March 19th, 2020, the Company’s board of directors approved an agreement with a third party to purchase the fee simple rights on a property in Kentucky (106 beds) for the total consideration of $4.4 million. Prior to the closing, the Company signed a 10-year lease agreement with a third party. The annual rent payment during the first year will be $540,000 with annual escalations of 3%. The deal was financed with a $4.3 million loan from a related party. The transaction closed on June 4th, 2020. This lease is included with the existing Kentucky master lease.

On September 16th, 2020 the Company entered into an agreement with a third party to purchase the fee simple rights on a single Skilled Nursing Facility in Illinois (245 beds) for the total consideration of $4.0 million. Company signed a 10-year lease agreement with an operator related to the controlling members. The annual rent payment during the first year will be $400,000, $450,000 for the second year and an annual escalation of 2% thereafter. The deal was closed on October 1st, 2020 in cash. In addition, the Company gave the tenant in the property a purchase option to buy the building for $4.6 million during 2020 and the option price increases by $600,000 every year thereafter.

On October 13, 2020, the Company closed on the purchase of its long-term ground lease of 9300 Ballard Road, LLC for $285,000. The Company also owns the building under this ground lease.

During 2019, the Company through wholly-owned subsidiaries acquired the ownership rights in 11 new skilled nursing facilities (consisting of four in Arkansas, three in Illinois, one in Indiana and three in Kentucky), for a total purchase price of $67.0 million. The acquisitions were financed by $50.5 million in loans and $16.5 million in cash.

During 2018, the Company acquired 11 skilled nursing facilities located in Arkansas and Kentucky for an aggregate purchase price of $48.5 million. The acquisitions were financed through the issuance of $33.0 million of additional Series B Bonds and cash. In addition, the Company refinanced $10.0 million of bank debt on two properties with HUD guaranteed mortgage loans.

F-16

NOTE 1. Business (cont.)

Dispositions

In March 2018, the Company agreed to sell one of its assets which is used as a medical office building to a third party for a purchase price of $6.15 million. The sale closed in May 2019. The Company recognized a gain of $2,892,000 from the sale. The purchaser paid $1.4 million of the purchase price through the delivery of a note payable to the Company over a period of up to 12 years and after retiring the first mortgage on the property. The Company received net cash proceeds of $1.5 million after repayment of the Company’s existing mortgage on the property.

Other Significant Events

A wholly-owned subsidiary of the Company, Strawberry Fields REIT Ltd. (the “BVI Company”), has issued two series of Bonds consisting of Series A Bonds and Series B Bonds. The BVI Company is a private company organized in 2015 under the Business Companies Act of the British Virgin Islands.

Series A Bonds

In November 2015, the BVI Company issued Series A Bonds in the face amount of New Israeli Shekel (NIS) 265.2 million ($68 million) and received the net amount after issuance costs of NIS 251.2 million ($64.3 million).

During September 2016, the BVI Company issued at a premium of 103.6% additional Series A Bonds in the face amount of NIS 70.0 million ($18.6 million) and received a net amount after issuance costs of NIS 70.8 million ($18.8 million).

During May 2017, the BVI Company issued at a premium of 105.9% additional Series A Bonds in the face amount of NIS 39.0 million ($10.7 million) and received a net amount after issuance costs of NIS 40.9 million ($11.3 million).

The principal amount of the Series A Bonds is payable in eight annual installments due on July 1 of each of the years 2017 through 2024. The first four principal payments are equal to 15% of the original principal amount of the Series A Bonds, and each of the last four principal payments are equal to 10% of original principal amount of the Series A Bonds.

For additional information regarding the Series A Bonds, see Note 7.

Series B Bonds

In April 2018, the BVI Company issued Series B Bonds with a par value of NIS 239.3 million ($66.6 million) and received a net amount after issuance costs of NIS 234.4 million ($65.2 million). These Series B Bonds were issued at par.

In August 2018, the BVI Company issued additional Series B Bonds with a par value of NIS 125.0 million ($33.8 million) and received a net amount after issuance costs of NIS 121.2 million ($33.8 million). These Series B Bonds were issued at a price of 97% of par.

The principal amount of the Series B Bonds is payable in three annual installments due on March 31 of each of the years 2020 through 2022. The first two principal payments are equal to 10% of the original principal amount of the Series B Bonds, and the last principal payments is equal to 80% of original principal amount of the Series B Bonds.

F-17

NOTE 1. Business (cont.)

For additional information regarding the Series B Bonds, see Note 7.

Fiscal Year End

The Company has adopted a fiscal year end of December 31.

NOTE 2. Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions in the preparation of the consolidated financial statements in conformity with U.S. GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from management’s estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

All entities which the Company holds are wholly-owned by the Company.

Restricted Cash and cash equivalents

Restricted cash primarily consists of amounts held by mortgage lenders to provide for (i) real estate tax and insurance expenditures, tenant improvements and capital expenditures, (ii) security deposits and (iii) interest reserve for bonds.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less when purchased.

The Company’s cash, cash equivalents and restricted cash and cash equivalents periodically exceed federally insurable limits. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to the cash in its operating accounts. At December 31, 2020 and 2019 the Company had $30,815,000 and $22,025,000, respectively on deposit in excess of federally insured limits.

F-18

NOTE 2. Summary of Significant Accounting Policies (cont.)

Real Estate Depreciation

Real estate costs related to the acquisitions and improvement of properties are capitalized and depreciated over the expected life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Building and improvements	7-40 years
Equipment and personal property	1-14 years

Real Estate Valuation

We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. In determining fair value, we use current appraisals or other third-party valuations. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in place leases, we make best estimates based on the evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease up periods, market conditions and costs to execute similar leases. These assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in place leases.

We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred. All of our acquisitions of investment properties during the three-year period ended December 31, 2020, qualified as assets acquisitions.

Revenue Recognition

Rental income from operating leases is generally recognized on a straight-line basis over the terms of the leases. Substantially most of our leases contain provisions for specified annual increases over the rents of the prior year and are generally computed in one of three methods depending on specific provisions of each lease as follows:

(i)	a specified annual increase over the prior year’s rent, generally between 1.0% and 3.0%;

(ii)	a calculation based on the Consumer Price Index; or

(iii)	specific dollar increases.

F-19

NOTE 2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition (Cont.)

Contingent revenue is not recognized until all possible contingencies have been eliminated. We consider the operating history of the lessee and the general condition of the industry when evaluating whether all possible contingencies have been eliminated and have historically, and expect in the future, to not include contingent rents as income until received. We follow a policy related to rental income whereby we consider a lease to be non-performing after 60 days of non-payment of past due amounts and do not recognize unpaid rental income from that lease until the amounts have been received.

Rental revenues relating to non-contingent leases that contain specified rental increases over the life of the lease are recognized on the straight-line basis. Recognizing income on a straight-line basis requires us to calculate the total non-contingent rent containing specified rental increases over the life of the lease and to recognize the revenue evenly over that life. This method results in rental income in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable asset included in our accompanying consolidated balance sheets. At some point during the lease, depending on its terms, the cash rent payments eventually exceed the straight-line rent which results in the straight-line rent receivable asset decreasing to zero over the remainder of the lease term. We assess the collectability of straight-line rent in accordance with the applicable accounting standards and our reserve policy. If the lessee becomes delinquent in rent owed under the terms of the lease, we may provide a reserve against the recognized straight-line rent receivable asset for a portion, up to its full value, that we estimate may not be recoverable.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market leases are accreted to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

In May 2014, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 (or ASU 2014-09), Revenue from Contracts with Customers: Topic 606. ASU 2014-09, as amended by subsequent ASUs on this topic, provides for a single comprehensive principles-based standard for the recognition of revenue across all industries through the application of the following five-step process:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

This standard was effective for interim and annual reporting periods that begin on or after December 15, 2018.The Company adopted ASU 2014-09 on January 1, 2019 using the modified retrospective method; however, there was no cumulative effect required to be recognized in retained earnings at the date of application. Substantially all of the Company’s revenue is derived from its tenant leases and therefore falls outside the scope of this guidance. ASU 2014-09 does apply to gain from sale of real estate investments. Gain from sale of real estate investments is recognized when control of the property is transferred and it is probable that substantially all consideration will be collected.

F-20

NOTE 2. Summary of Significant Accounting Policies (cont.)

Leases

Effective January 1, 2019 we report revenues and expenses within our triple-net leased properties for real estate taxes that are escrowed and obligations of the tenants in accordance with their respective leases with us. This reporting had no impact on our net income.

In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), Leases (Topic 842).

ASU 2016-02 modifies existing guidance by requiring lessees to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance of operating leases. ASU 2016-02 requires the lessors to identify lease and non-lease components of a lease agreement.

ASU 2016-02 governs the recognition of revenue for lease components. Revenue related to non-lease components under lease agreements will be subject to the revenue recognition standard, upon adoption of this ASU. Additionally, in July 2018, the FASB issued ASU No. 2018-11, Leases - Targeted Improvements (“ASU 2018-11”), which provides lessors with the option to elect a practical expedient allowing them to not separate lease and non-lease components and instead, to account for those components as a single lease component. This practical expedient is limited to circumstances in which: (i) the timing and pattern of transfer are the same for the non-lease component and the related lease component and (ii) the lease component, if accounted for separately, would be classified as an operating lease. This practical expedient causes an entity to assess whether a contract is predominantly lease-based or service-based and recognize the entire contract under the relevant accounting guidance (i.e., predominantly lease-based would be accounted for under ASU 2016-02 and predominantly service-based would be accounted for under the Revenue ASUs). This practical expedient option is available as a single election that must be consistently applied to all existing leases at the date of adoption. ASU 2018-11 also provides a practical expedient that allows companies to use an optional transition method. Under the optional transition method, a cumulative adjustment to retained earnings during the period of adoption is recorded and prior periods would not require restatement. Consequently, entities that elect both the practical expedient and the optional transitional method will apply the new lease ASU prospectively to leases commencing or modified after January 1, 2019 and will not be required to apply the disclosures under the new lease ASU to comparative periods.

ASC 842 has subsequently been amended by other issued ASUs to clarify and improve the standard as well as to provide certain practical expedients. In December 2018, the FASB issued ASU 2018-20 (“ASU 2018-20”), Narrow-Scope Improvements for Lessors, which amends ASC 842 to require the lessors to exclude the lessor costs that are directly paid by the lessee to third parties on lessor’s behalf from variable payments. However, the lessor costs that are paid by the lessor and reimbursed by the lessee are required to be included in variable payments.

ASU 2016-02 and its amendments, which now have formally entered into the FASB codification as ASC 842, were effective on January 1, 2019. We elected these practical expedients and adopted ASC 842 on January 1, 2019 using the effective date as our date of initial application. Therefore, financial information and disclosures under ASC 842 will not be provided for periods prior to January 1, 2019. The impact of ASC 842 on the Company’s consolidated financial statements as of January 1, 2019 was to increase operating lease rights of use assets and lease liabilities by $3,829,000.

F-21

NOTE 2. Summary of Significant Accounting Policies (cont.)

Allowance for Doubtful Accounts

The Company evaluates the liquidity and creditworthiness of its tenants, operators and borrowers on a monthly and quarterly basis. The Company’s evaluation considers industry and economic conditions, individual and portfolio property performance, credit enhancements, liquidity and other factors. The Company’s tenants, borrowers and operators furnish property, portfolio and guarantor/operator-level financial statements, among other information, on a monthly or quarterly basis; the Company utilizes this financial information to calculate the lease or debt service coverages that it uses as a primary credit quality indicator. Lease and debt service coverage information is evaluated together with other property, portfolio and operator performance information, including revenue, expense, net operating income, occupancy, rental rate, reimbursement trends, capital expenditures and EBITDA (defined as earnings before interest, tax, and depreciation and amortization), along with other liquidity measures. The Company evaluates, on a monthly basis or immediately upon a significant change in circumstance, its tenants’, operators’ and borrowers’ ability to service their obligations with the Company.

The Company maintains an allowance for doubtful accounts for straight-line rent receivables resulting from tenants’ inability to make contractual rent and tenant recovery payments or lease defaults. For straight-line rent receivables, the Company’s assessment is based on amounts estimated to be recoverable over the lease term.

Impairment of Long-Lived Assets and Goodwill

The Company assesses the carrying value of real estate assets and related intangibles (“real estate assets”) when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company tests its real estate assets for impairment by comparing the sum of the expected future undiscounted cash flows to the carrying value of the real estate assets. The expected future undiscounted cash flows are calculated utilizing the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. If the carrying value exceeds the expected future undiscounted cash flows, an impairment loss will be recognized to the extent that the carrying value of the real estate assets is greater than their fair value.

Goodwill is tested for impairment at least annually based on certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its’ carrying value. Potential impairment indicators include a significant decline in real estate values, significant restructuring plans, current macroeconomic conditions, state of the equity and capital markets or a significant decline in the Company’s market capitalization. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its’ carrying value, the Company applies the required two-step quantitative approach. The quantitative procedures of the two-step approach (i) compare the fair value of a reporting unit with its carrying value, including goodwill, and, if necessary, (ii) compare the implied fair value of reporting unit goodwill with the carrying value as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the fair value of assets and liabilities, excluding goodwill, is the implied value of goodwill and is used to determine the impairment amount, if any. The Company has selected the fourth quarter of each fiscal year to perform its annual impairment test.

F-22

NOTE 2. Summary of Significant Accounting Policies (cont.)

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and cash equivalents, notes receivable and operating leases on owned properties. Our financial instruments, notes receivable and operating leases are subject to the possibility of loss of carrying value as a result of the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instrument less valuable. Cash and cash equivalents, restricted cash and equivalent are held with various financial institutions. From time to time, these balances exceed the federally insured limits. These balances are maintained with high quality financial institutions which management believes limits the risk.

With respect to notes receivable, we obtain various collateral and other protective rights, and continually monitor these rights, in order to reduce such possibilities of loss. In addition, we provide reserves for potential losses based upon management’s periodic review of our portfolio. The Company held $7.74 million in real estate mortgage loans and a $3.1 million note receivable on December 31, 2020 and 2019, respectively. During 2018, the Company undertook to acquire five properties located in Massachusetts through the acquisition of the loans secured by first mortgages on the properties. In this regard, the Company purchased mortgage loans from the lenders for $7.74 million. During 2019, the Company subsequently advanced $3.1 million under the mortgages to repay other debts related to the properties. The Company had an informal understanding with the owner that, in exchange for the cancellation of the loans, the owner would transfer title to the properties to the Company. However, subsequent to the purchase of the loans but prior to the transfer of the properties to the Company, the Company cancelled the planned transfer because the owner was forced to surrender its licenses to the State of Massachusetts due to cash flow issues. The Company is currently seeking to collect the outstanding amount of the loans. Although the Company believes that the loans will be paid in full through the sale of the properties to a third party and personal guarantees from the principals of the owner, the Company elected to record, on March 31, 2019, a $5.39 million reserve for doubtful accounts to reflect the uncertainty concerning the recovery of the Company’s investment in the loans. As of December 31, 2020, the reserve for doubtful accounts was increased to $5.82 million. The Company continually monitors the collection efforts and reviews the need to adjust the reserves. In addition, based on third party appraisals, the properties were appraised at $5.6 million which exceeds the net book value of the mortgages of $5.0 million as of December 31, 2020

Market Concentration Risk

The Company owns 77 buildings and leases 1 building in 9 states, with 26 buildings or 33.33% of its total buildings located in Illinois (which include 4,776 skilled nursing beds or 46.10% of the Company’s total beds) and 15 buildings or 19.23% of its total buildings in Indiana (which include 1,388 skilled nursing beds or 13.40% of the Company’s total beds).

Since tenant revenue is primarily generated from Medicare and Medicaid, the operations of the Company are indirectly subject to the administrative directives, rules and regulations of federal and state regulatory agencies, including, but not limited to, Centers for Medicare and Medicaid Services, and the Department of Health and Aging in all states in which the Company operates. Such administrative directives, rules and regulations, including budgetary reimbursement funding, are subject to change by an act of Congress, the passage of laws by the state regulators or an administrative change mandated by one of the executive branch agencies. Such changes may occur with little notice or inadequate funding to pay for the related costs, including the additional administrative burden, to comply with a change.

Derivatives and Hedging

During its normal course of business, the Company uses certain types of derivative instruments for the purpose of managing foreign currency risk. To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. In addition, at inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions, must be, and are expected to remain, probable of occurring in accordance with the Company’s related assertions.

F-23

NOTE 2. Summary of Significant Accounting Policies (cont.)

Derivatives and Hedging (cont.)

The Company recognizes all derivative instruments, including embedded derivatives that are required to be bifurcated, as assets or liabilities in the consolidated balance sheets at fair value. Changes in fair value of derivative instruments that are not designated in hedging relationships or that do not meet the criteria of hedge accounting are recognized in income. For derivative instruments designated in qualifying cash flow hedging relationships, changes in fair value related to the effective portion of the derivative instruments are recognized in accumulated other comprehensive loss, whereas changes in fair value of the ineffective portion are recognized in income.

Using certain of its New Israeli Shekel (“NIS”) denominated debt, the Company applies net investment hedge accounting to hedge the foreign currency exposure from its net investment in NIS-functional subsidiaries. The variability of the NIS-denominated debt due to changes in the NIS to U.S. dollar (“USD”) exchange rate (“translation value”) is recognized as part of the cumulative translation adjustment component of accumulated other comprehensive loss.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions as well as recognized obligations or assets in the consolidated balance sheets.

The Company also assesses and documents, both at inception of the hedging relationship and on a quarterly basis thereafter, whether the derivative instruments are highly effective in offsetting the designated risks associated with the respective hedged items. If it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues its cash flow hedge accounting prospectively and records the appropriate adjustment to income based on the current fair value of the derivative instrument.

Debt and Capital Raising Issuance Costs

Costs incurred in connection with the issuance of equity interests are recorded as a reduction of additional paid-in capital. Debt issuance costs related to debt instruments, excluding line of credit arrangements, are deferred, recorded as a reduction of the related debt liability, and amortized to interest expense over the remaining term of the related debt liability utilizing the interest method. Deferred financing costs related to line of credit arrangements are deferred, recorded as an asset and amortized to interest expense over the remaining term of the related line of credit arrangement utilizing the interest method.

Penalties incurred to extinguish debt and any remaining unamortized debt issuance costs, discounts and premiums are recognized as income or expense in the consolidated statements of income at the time of extinguishment.

Segment Reporting

Accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. Our investment decisions in health care properties, and resulting investments are managed as a single operating segment for internal reporting and for internal decision-making purposes. Therefore, we have concluded that we operate as a single segment.

Income Per Unit

The Company calculates income per unit (“EPS”) in accordance with ASC 260, Earnings Per Share. Basic EPS is computed by dividing net income applicable to common units by the weighted average number of units shares outstanding during the year. There were no potentially dilutive units.

F-24

NOTE 2. Summary of Significant Accounting Policies (cont.)

Beds, Units, Occupancy and Other Measures

Beds, units, occupancy and other non-financial measures used to describe real estate investments included in these notes to the consolidated financial statements are presented on an unaudited basis and are not subject to audit by the Company’s independent auditors in accordance with the standards of the Public Company Accounting Oversight Board.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies that are translated into U.S. dollars use exchange rates in effect at the end of the period, and revenues and expenses denominated in foreign currencies that are translated into U.S. dollars use average rates of exchange in effect during the related period. Gains or losses resulting from translation are included in accumulated other comprehensive loss, a component of members’ equity (deficit) on the consolidated balance sheets.

Gains or losses resulting from foreign currency transactions are translated into U.S. dollars at the rates of exchange prevailing at the dates of the transactions. The effects of transaction gains or losses are included in other income (expenses), net in the consolidated statements of income.

Fair Value Measurement

The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

● Level 1—quoted prices for identical instruments in active markets;

● Level 2—quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

● Level 3—fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at fair value. When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1. In instances where a market price is available, but the instrument is in an inactive or over-the-counter market, the Company consistently applies the dealer (market maker) pricing estimate and classifies the asset or liability in Level 2.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads and/or market capitalization rates. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or Level 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by the Company include discounted cash flow valuation models. The Company also considers its counterparty’s and own credit risk for derivative instruments and other liabilities measured at fair value. The Company has elected the mid-market pricing expedient when determining fair value.

F-25

NOTE 2. Summary of Significant Accounting Policies (cont.)

Fair Value Measurement (Cont.)

The Company has determined that the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy. The credit valuation adjustment associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of the default by the Company and its counterparties. However, as of December 31, 2020 and 2019, the Company has assessed the significance of the impact if the credit valuation of the Company’s derivatives. As a result, the Company had determined that its derivative valuations in their entirety should be classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance of the counterparties.

Real Estate Investments – Held for Sale

The Company has real estate investments held for sale, which are carried at the lower of their net book value or fair value on a non-recurring basis on the consolidated balance sheets. As of December 31, 2020 and 2019, the fair value of real estate investments held for sale exceeded their net book value. The Company’s real estate investments held for sale are classified as Level 2 of the fair value hierarchy.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recognition of credit losses on loans and other financial instruments held by financial institutions and other organizations. The amendments in ASU 2016-13 eliminate the “probable” initial threshold for recognition of credit losses in current accounting guidance and, instead, reflect an entity’s current estimate of all expected credit losses. Previously, when credit losses were measured under current accounting guidance, an entity generally only considered past events and current conditions in measuring the incurred loss. The amendments in ASU 2016-13 broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss. A reporting entity is required to apply the amendments in ASU 2016-13 using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption.

Upon adoption of ASU 2016-13, the Company is required to reassess its financing receivables, including leases and notes receivable, and expects that application of ASU 2016-13 may result in the Company recognizing credit losses at an earlier date than would otherwise be recognized under current accounting guidance. On October 16, 2019 the FASB approved ASU 2019-10 which extends the effective date of ASU 2016-13 to January 1, 2023, for smaller reporting companies. Adoption of ASU 2016-13 on January 1, 2023, is not expected to be material to the Company’s consolidated financial position and results of operations.

F-26

NOTE 3. Restricted Cash and Equivalents

The following table presents the Company’s restricted cash and equivalents and escrow deposits:

	December 31,
	2020	2019
	(amounts in $000’s)
Escrow with trustee	$1,594	$2,054
MIP escrow accounts	1,309	905
Other escrow and debt deposits	847	2,602
Property tax and insurance escrow	5,088	5,057
Interest reserve bonds escrow	4,602	5,129
HUD replacement reserves	10,808	13,848
Total restricted cash and equivalents	$24,248	$29,595

Escrow with trustee - The Company transfers funds to the trustee for its Series A Bonds to cover interest payments prior to the payment date.

MIP escrow accounts - The Company is required to make monthly escrow deposits for mortgage insurance premiums on the HUD guaranteed mortgage loans.

Other escrow and debt deposits – The Company funds various escrow accounts under certain of its loan agreements, primarily to cover debt service on underlying loans,

Property tax and insurance escrow - The Company funds escrows for real estate taxes and insurance under certain of its loan agreements.

Interest reserve bonds escrow - The indentures for the Series A Bonds and Series B Bonds require the funding of a six-month interest reserve. See Note 7 - Notes Payable and Other Debt.

HUD replacement reserves - The Company is required to make monthly payments into an escrow for replacement and improvement of the project assets covered by HUD guaranteed mortgage loans. A portion of the replacement reserves are required to be maintained until the applicable loan is fully paid.

Real estate investments consist of the following:

	Estimated	December 31,
	Useful Lives	2020	2019
	(Years)	(Amounts in $000’s)
Buildings and improvements	7-40	$422,079	$417,131
Equipment and personal property	1-14	72,207	70,572
Land	-	56,685	54,600
		550,971	542,303
Less: accumulated depreciation		(144,848)	(121,132)
Real estate investments, net		$406,123	$421,171

For the years ended December 31, 2020, 2019 and 2018, total depreciation expense was $23.6 million, $23.2 million and $20.0 million, respectively.

F-27

NOTE 4. Real Estate Investments, net

Acquisitions of Properties

On May 1, 2018, the Company acquired a skilled nursing facility located in Louisville, Kentucky, for an aggregate gross purchase price of $6.5 million. Concurrently with the closing of the acquisition, the Company leased this property to an unaffiliated third party, pursuant to a 10-year triple-net lease agreement as part of the Kentucky master lease with 3 other skilled nursing facilities. The base rent payment during the first year was $650,000. The annual base rent under the master lease increases each year by 3% of the prior year’s base rent.

On August 30, 2018, the Company acquired nine skilled nursing facilities located in Arkansas for the total amount of $38 million. Concurrently with the closing of the acquisition, the Company leased these properties to tenants owned by related parties, which will operate and manage the properties for 10 years on a triple-net lease agreement in exchange of annual base rent of $6.1 million. The lease includes an annual increase of approximately 3% in the rent and two extension options of five years each.

On September 1, 2018, the Company acquired a skilled nursing facility located in Louisville, Kentucky, for an aggregate gross purchase price of $4.0 million. Concurrently with the closing of the acquisition, the Company leased this property to an unaffiliated third party, pursuant to a 10-year triple-net lease agreement as part of the Kentucky master lease with 3 other skilled nursing facilities. Base rent payment during the first year was $445,000. The annual base rent under the master lease increases each year by 3% of the prior year’s base rent.

On January 10, 2019, the Company acquired two skilled nursing facilities located in Western Illinois, for an aggregate gross purchase price of $5.9 million. The Company had previously leased these properties under financing leases that had an option to purchase in favor of the Company. The Company paid $4.4 million of the total purchase in cash and agreed to pay the balance of $1.5 million in four monthly installments starting in February 2019. Prior to the date of acquisition, the two properties were leased by subsidiaries of the Company, which subleased them on a triple-net lease basis to sub-tenants that are entities controlled by a related party. These properties are included under a master lease agreement that includes one other property in Illinois. The lease was not affected by the purchase.

On February 23, 2019, the Company acquired three skilled nursing facilities located in Kentucky for a purchase price of $21.3 million, which it paid through the assumption of debt. Concurrently with the closing of the acquisition, the Company leased these properties to third-party operators, which will operate and manage the properties for 10 years under triple-net lease agreement in exchange of annual base rent of $2.7 million. The lease includes two extension options of five years each and an annual increase of approximately 3%.

On March 27, 2019, the Company purchased a property in Arkansas for a price of $6.9 million. The Company financed $5.2 million of the purchase price with a bank loan. The Company leased the property on a triple-net lease basis to tenant owned by a related party. The base rent during the first year will be $735,000. The lease has an initial term of ten years with two five-year extensions and an annual rent escalation of 3%.

On April 7, 2019, the Company acquired three skilled nursing facilities located in Arkansas for a purchase price of $14.4 million, which it paid through the assumption of debt. Concurrently with the closing of the acquisition, the Company leased these properties on a triple-net lease basis to entities controlled by Mr. Gubin and Mr. Blisko, which will operate and manage the properties for 10 years in exchange of annual base rent of $2.7 million. The lease includes an annual rent increase of approximately 3% and two extension options of five years each.

On June 27, 2019, the Company acquired a skilled nursing facility located in Des Plaines, Illinois, for an aggregate gross purchase price of $15.4 million. The Company leased this property to a third-party operator, which operates and manages the property under an eight-year triple-net lease agreement in exchange of annual base rent of $1.6 million. The lease includes two five-year extension options and an annual rent increase of approximately 3%.

F-28

NOTE 4. Real Estate Investments, net (cont.)

On November 12, 2019, the Company acquired one skilled nursing facility located in Muncie, Indiana (72 beds) for a total purchase price of $3,150,000. Prior to the purchase, the Company leased the property under an operating lease and subleased it through a wholly-owned subsidiary as part of the Indiana master lease. The master lease was not affected by the acquisition

On March 19th, 2020, the Company’s board of directors approved an agreement with a third party to purchase the fee simple rights on a property in Kentucky (106 beds) for total consideration of $4.4 million. Prior to the closing, the Company signed a 10-year lease agreement with a third party. The annual rent payment during the first year will be $540,000 with annual escalations of 3% and two five-year lease renewals. The deal was financed with a $4.3 million loan from a related party. The transaction closed on June 4th, 2020. This lease is included with the existing Kentucky master lease.

On September 16th, 2020 the Company entered into an agreement with a third party to purchase the fee simple rights on a single Skilled Nursing Facility in Illinois (245 beds) for total consideration of $4.0 million. The Company signed a 10-year lease agreement with an operator related to the controlling members. The annual rent payment during the first year will be $400,000, $450,000 for the second year and an annual escalation of 2% thereafter and two five-year lease renewals. The deal was closed on October 1st, 2020 in cash. In addition, the Company gave the tenant in the property a purchase option to buy the building for $4.6 million during 2020 and the option price increases by $600,000 every year thereafter.

On October 13, 2020, the Company closed on the purchase of its long-term ground lease of 9300 Ballard Road, LLC for $285,000.The Company also owns the building under this ground lease.

Dispositions of Assets

Sale of the Medical Office Building in Indiana

In March 2018, the Company agreed to sell one of its assets which is used as a medical office building to a third party for a purchase price of $6.15 million. The sale closed in May 2019. The Company recognized a gain of $2,892,000 from the sale. The purchaser paid $1.4 million of the purchase price through the delivery of a note payable to the Company over a period of up to 12 years and after retiring the first mortgage on the property. The Company received net cash proceeds of $1.5 million after repayment of the Company’s existing mortgage on the property.

Sale of Five Properties in Southern Illinois

On February 12, 2021, the Company closed on the sale of five of its properties located in Illinois to a group of unrelated parties for a total purchase price of $26.1 million. The purchasers will pay $9.1 million of the purchase price through the delivery of notes payable to the Company. The note will bear a fixed interest rate of 5% per annum with fixed monthly payments of principal and interest of $92,900 for a period of 10.5 years. As of December 31, 2020, the net book value of these five properties was $22.1 million and, if the transaction had closed that day, the Company would have recognized a gain of $3.8 million.

F-29

NOTE 4. Real Estate Investments, net (cont.)

Other Events

Settlement Agreement with Prior Tenant

Commencing in 2016, the tenant of four of the Company’s properties in Texas experienced cash flow issues and was unable to make required rent payments. The owners of the tenant had provided personal guarantees on the lease. In April 2018, the Company entered into a settlement agreement with the tenant and its owners to resolve issues arising from the default and the $4.8 million in working capital provided to the tenant after the default. Under the settlement agreement, the master lease was terminated. All of the properties have been leased to new operators other than two long-term acute care hospitals.

The guarantors defaulted under the settlement agreement in September 2019. Due to the uncertainty regarding the repayment of the notes, the amount of the notes receivable recorded by the Company was $1.6 million at December 31, 2019, which represents a present value of future capitalized proceeds at a discount rate of 26.74%. The discount rate was increased from 19.5% as a result of the September 2019 payment default which led to the Company recording $0.4 million provision during the year ended December 31, 2019. During the year ended December 31, 2020 the Company recorded a provision for doubtful accounts of $1.6 million to fully reserve against the note receivable balance as of December 31, 2020. The Company is continuing the effort of collecting the debt from the guarantors and have engaged local counsel.

F-30

NOTE 5. Intangible Assets and Goodwill

Intangible assets consist of the following goodwill, Certificate of Need (“CON”) licenses and lease rights:

	Goodwill including CON Licenses	Lease Rights	Total
	(Amounts in $000’s)
Balances, December 31, 2018
Gross	$7,015	57,919	64,934
Accumulated amortization	-	(30,880)	(30,880)
Net carrying amount	$7,015	27,039	34,054
Amortization	-	(4,303)	(4,303)
Change due to sale/disposition	-	(3,342)	(3,342)
Transfer to real estate investments held for sale	(5,692)	-	(5,692)
Balances, December 31, 2019
Gross	1,323	54,577	55,900
Accumulated amortization	-	(35,183)	(35,183)
Net carrying amount	$1,323	19,394	20,717
Amortization	-	(3,029)	(3,029)
Balances, December 31, 2020
Gross	1,323	54,577	55,900
Accumulated amortization	-	(38,212)	(38,212)
Net carrying amount	$1,323	16,365	17,688

Estimated amortization expense for all finite-lived intangible assets for each of the future years ending December 31 is as follows:

Amortization of Lease Rights
(Amounts in $000’s)
2021	$3,028
2022	3,028
2023	3,028
2024	3,028
2025	3,028
Thereafter	1,225
Total	$16,365

During the year ended December 31, 2018, the Company recognized goodwill impairments of $128,000 due to the sale of a building. During the years ended December 31, 2020 and 2019, no impairment of goodwill was recognized.

F-31

NOTE 6. Leases

As of December 31, 2020 and 2019, the Company had leased 78 and 76 facilities, respectively, to tenant/operators in the states of Illinois, Indiana, Michigan, Ohio, Texas, Kentucky, Tennessee, Oklahoma and Arkansas. As of December 31, 2020, except for two long-term acute care hospitals (“LTACH”), all of the Company’s facilities were leased. Most of these facilities are leased on a triple net basis, meaning that the lessee (i.e., operator of the property) is obligated under the lease for all expenses of the property in respect to insurance, taxes and facility maintenance, as well as the lease payments.

The following table provides additional information regarding the facilities by the Company for the years indicated:

	December 31,
	2020	2019
Cumulative number of facilities	78	76
Cumulative number of operational beds	10,360	10,007

The following table provides additional information regarding the facilities leased by the Company as of December 31, 2020.

State	Number of Operational Beds/Units	Owned by Company	Leased by Company	Total
Illinois	4,776	26	-	26
Indiana	1,388	14	1	15
Michigan	100	1	-	1
Ohio	238	4	-	4
Tennessee	606	7		7
Kentucky	980	8	-	8
Arkansas	1,572	13	-	13
Oklahoma (*)	137	1	-	1
Texas (*)	563	3	-	3
Total	10,360	77	1	78

Facility Type
Skilled Nursing Facilities	10,110	76	1	77
Long-Term Acute Care Hospitals	153	4	-	4
Assisted Living Facility	97	3	-	3
Total	10,360	83	1	84

(*) Each building is comprised of a skilled nursing facility and long-term acute care hospital.

F-32

NOTE 6. Leases (cont.)

As of December 31, 2020, total future minimum rental revenues for the Company’s tenants are as follows:

Year	Amount
(Amounts in $000s)
2021	$75,097
2022	76,959
2023	76,712
2024	78,028
2025	67,011
Thereafter	110,171
Total	$483,978

Properties Leased by the Company and Subleased to Third-Party Operators

The Company has entered into one lease as lessee for a skilled nursing facility as of December 31, 2020. The lease has initial lease terms of 10 years. Rental expense under the operating leases for the year ended December 31, 2018 was $697,000.

The following table provides summary information regarding the number of operational beds associated with properties leased by the Company and subleased to third-party operators:

	December 31,
	2020	2019
Number of facilities leased and subleased	1	1
Number of operational beds	68	68

The Company adopted ASU 2016-02, Leases on January 1, 2019 which resulted in the recognition of operating leases on the consolidated balance sheets commencing in 2019. Right of use assets and lease liabilities are disclosed as separate line items in the consolidated balance sheet and are valued based on the present value of the future minimum lease payments at the lease commencement date. As our leases do not provide an implicit rate, we used our incremental borrowing rate based on the information available at the adoption date in determining the present value of future payments. Lease expense is recognized on a straight-line basis over the lease term. The Company’s operating lease obligation is for one skilled nursing facility. The lease expires on March 1, 2028 and has two five-year renewal options. The lease is a triple net lease, which requires the Company to pay real and personal property taxes, insurance expenses and all capital improvements. The Company subleases the building as part of the Indiana master lease. Based on the sublease with the Company’s tenant, the tenant is required to pay real and personal property taxes, insurance expenses and all capital improvements.

The components of lease expense and other lease information as of and for the years ended December 31, 2020 and 2019 are as follows (dollars in thousands):

	Years ended December 31,
	2020	2019
Operating lease cost	$393	$635

F-33

NOTE 6. Leases (cont.)

	As of December 31,
	2020	2019
Operating lease right of use assets	$2,348	$3,139
Operating lease liabilities	$2,348	$3,139
Weighted average remaining lease term-operating leases (in years)	7.2	21.4
Weighted average discount rate	4.1%	4.1%

Future minimum operating lease payments under non-cancellable leases as of December 31, 2020, reconciled to our operating lease liability presented on the consolidated balance sheets:

(Amounts in $000s)
2021	$375
2022	375
2023	375
2024	375
2025	375
Thereafter	843
Total	$2,718
Less Interest	(370)
Total operating lease liability	$2,348

NOTE 7. Notes Payable and Other Debt

Notes Payable and Other Debt consist of the following:

	Weighted Interest Rate at December 31,	December 31,
	2020	2020	2019
		(Amounts in $000s)
HUD guaranteed bank loans	3.98%	$307,064	$303,068
Bank loans	3.59%	34,591	48,418
Series A and Series B Bonds	5.96%	144,475	163,880
Loan from Affiliates and related parties	5.48%	-	18,791
Loans from others	-%	1,770	$487
Gross Notes Payable and Other Debt		$487,900	$534,644
Debt issuance costs		(1,434)	(2,311)
Net Notes Payable and Other Debt		$486,466	$532,333

Principal payments on the Notes Payable and Other Debt payable through maturity are as follows (in $000s):

Year Ending December 31,
2021	$33,595
2022	122,365
2023	40,505
2024	20,011
2025	8,655
Thereafter	262,769
$487,900

F-34

NOTE 7. Notes Payable and Other Debt (Cont.)

Debt Covenant Compliance

As of December 31, 2020 and 2019, the Company had approximately 45 and 43, respectively, of outstanding credit related instruments (credit facilities, mortgage notes, bonds and other credit obligations). Some of the instruments include financial covenants. Covenant provisions include, but are not limited to, debt service coverage ratios, and minimum levels of EBITDA (defined as earnings before interest, tax, and depreciation and amortization) or EBITDAR (defined as earnings before interest, tax, depreciation and amortization and rental expense). Some covenants are based on annual financial metric measurements and some are based on quarterly financial metric measurements. The Company routinely tracks and monitors its compliance with its covenant provisions. As of December 31, 2020, the Company was in compliance with all financial and administrative covenants.

Senior Debt—Mortgage Loans Guaranteed by HUD

As of December 31, 2020 and 2019, the Company had HUD guaranteed mortgage loans from financial institutions of $307 million and $303 million, respectively. These loans are secured by a first lien on the applicable property, an assignment of rent and a second lien on the operator’s assets. The Company pays HUD an annual mortgage insurance premium of 0.65% of the loan balance in addition to the interest rate. As a result, the overall interest rate paid by the Company with respect to the HUD guaranteed loans as of December 31, 2020 and 2019 was 3.98% and 4.22% respectively (including the mortgage insurance premium).

Series B Bonds

In April 2018, the BVI Company issued Series B Bonds with a par value of NIS 239.3 million ($66.6 million) and received a net amount after issuance costs of NIS 234.4 million ($65.2 million). These Series B Bonds were issued at par. The BVI Company used $45.6 million of the proceeds to pay off bank debt, $3.1 million to cover issuance cost and fund the interest reserve for the Series B Bonds with the trustee, and $18.6 million to make payments on Series A Bonds.

In August 2018, the BVI Company issued additional Series B Bonds with a par value of NIS 125.0 million ($33.8 million) and received a net amount after issuance costs of NIS 121.2 million ($31.6 million). These Series B Bonds were issued at a price of 97.0% of par. The BVI Company used the proceeds to fund a portion of the purchase price of 9 facilities acquired in Arkansas.

The Series B Bonds had an original interest rate of 4.95%. The interest rate on the Series B Bonds was increased to 5.20% in August 2019 due to the downgrade of the rating of the BVI Company by Standard & Poor’s from ilA to ilA- and as a result the Series B Bonds rating declined from ilA+ to ilA.

The principal amount of the Series B Bonds is payable in three annual installments due on March 31 of each of the years 2020 through 2022. The first two principal payments are equal to 10% of the original principal amount of the Series B Bonds, and the last principal payments is equal to 80% of original principal amount of the Series B Bonds.

The Series B Bonds are secured by first mortgage on 24 of the properties owned by the BVI Company. The indenture for the Series B Bonds requires the BVI Company to maintain an interest reserve with the trustee in an amount equal to the next interest payment on the Series B Bonds. In addition, the BVI Company committed not to further encumber its assets under a general lien without obtaining the approval of the holders of the Series B Bonds, provided that the BVI Company may grant specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register general and specific liens on their assets. Under the indenture, the BVI Company can remove properties from the collateral (in case of HUD refinancing) and add properties and increase the amount of the bonds (up to NIS 500 million (or $156 million translated at December 31, 2020 exchange rate) as long as the ratio of total debt to asset value is not more than 65%.

F-35

NOTE 7. Notes Payable and Other Debt (cont.)

Series B Bonds

The financial covenants of the BVI Company are measured based on its financial statements prepared in accordance with IFRS accounting principles. The annual rate of interest on the Series B Bonds will increase by 0.25%, but only once with respect to each breach of any such covenant, if: (i) the shareholders’ equity of the BVI Company (excluding minority interests) is less than $180 million, (ii) the ratio of adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 12, (iii) the ratio of equity to total assets is less than 27%, or (iv) the ratio of the outstanding balance of the Series B Bonds to value of the BVI Company’s properties is more than 75%. Compliance with these financial covenants is measured annually and quarterly based on the BVI Company’s annual financial statements and quarterly financial statements. As of December 31, 2020, the BVI Company was in compliance with the above covenants.

Additionally, the annual rate of interest on the Series B Bonds will increase by 0.25% if there is a decrease in the rating of the Series B Bonds, up to a maximum increase of 1.5% per year.

In the event of the increase in the rate of interest on the Series B Bonds for the above reasons, the rate will be decreased if the underlying cause of the interests is eliminated, provided that the rate of interest will not be less than 4.95%.

Series A Bonds

In November 2015, the BVI Company issued Series A Bonds in the face amount of NIS 265.2 million ($68 million) and received the net amount after issuance costs of NIS 251.2 million ($64.3 million). During September 2016, the BVI Company issued at a premium of 103.6% additional Series A Bonds in the face amount of NIS 70.0 million ($18.6 million) and received a net amount after issuance costs of NIS 70.8 million ($18.8 million). During May 2017, the BVI Company issued at a premium of 105.9% additional Series A Bonds in the face amount of NIS 39.0 million ($10.7 million) and received a net amount after issuance costs of NIS 40.9 million ($11.3 million). The Series A Bonds had an original interest rate of 6.4% per annum. The effective weighted interest rate on the debentures, including those issued in the additional offering, is 7.4%. The first interest payment was made on July 1, 2016.

The rate was increased to 6.65% in March 2017 due to the downgrade of the rating of the Series A Bonds by Standard & Poor’s from A to A-. The rate was increased again to 6.90% in August 2019 due to the downgrade of the rating of the BVI Company by Standard & Poor’s from ilA to ilA- and as a result the Series A Bond rating declined from ilA- to ilBBB+.

The principal amount of the Series A Bonds is payable in eight annual installments due on July 1 of each of the years 2017 through 2024. The first four principal payments are equal to 15% of the original principal amount of the Series A Bonds, and each of the last four principal payments are equal to 10% of original principal amount of the Series A Bonds.

F-36

NOTE 7. Notes Payable and Other Debt (cont.)

Series A Bonds (cont.)

The Series A Bonds are not secured except for an interest reserve. The indenture for the Series A Bonds requires the BVI Company to maintain an interest reserve with the trustee equal to in an amount equal to the next interest payment on the Series A Bonds. In addition, the BVI Company committed not to further encumber its assets under a general lien without obtaining the approval of the holders of the Series A Bonds, provided that the BVI Company may grant specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register general and specific liens on their assets.

The financial covenants of the BVI Company are measured based on its financial statements prepared in accordance with IFRS accounting principles. The annual rate of interest on the Series A Bonds will increase by 0.5%, but only once with respect to each breach of any such covenant, if: (i) the shareholders’ equity of the BVI Company (excluding minority interests) is less than $110 million, (ii) the ratio of adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 12 or (iii) the ratio of equity to total assets is less than 27%. Compliance with these financial covenants is measured annually and quarterly based on the BVI Company’s annual financial statements and quarterly financial statements. As of December 31, 2020, the BVI Company was in compliance with the above covenants.

Additionally, the annual rate of interest on the Series A Bonds will increase by 0.25% if there is a decrease in the rating of the Series A Bonds, up to a maximum increase of 1.25% per year. In the event of the increase in the rate of interest on the Series A Bonds for the above reasons, the rate will be decreased if the underlying cause of the interests is eliminated, provided that the rate of interest will not be less than 6.4%.

The BVI Company committed not to pledge its assets under general liens without obtaining the consent in advance of the debenture holders. Nevertheless, the BVI Company is entitled to register specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register liens, including general and specific, on their assets.

In November 2019, the BVI Company entered into new currency hedge transactions with a bank with respect to the U.S. Dollar NIS exchange for an aggregate notational amount of $47.2 million. A hedge for $3.1 million expired in March 2020, a hedge for $4.7 million expired in July 2020 and the third hedge for $39.4 million expired in November 2020. In January 2020, the Company entered additional currency hedges with a notional amount of $       million at an exchange rate of NIS 3.2 to each dollar. A hedge for $6.83 million expired in March 2020, a hedge for $10.4 million expired in July 2020 and the third hedge for $86.6 million expired in November 2020. No currency hedges have been acquired for 2021.

Bond Repurchases

On December 10, 2018, the board of directors of the BVI Company approved a $1.0 million repurchase program (the “Program”) to repurchase Series A Bonds and Series B issued by the BVI Company. The Program was approved for a period of one year and expired on December 10, 2019. The Program was implemented based on the rules and regulations of the Israeli Securities Authority in relation to the self- purchase of corporate debt. On January 20, 2019, the Board of the BVI Company approved an extension to the Program allowing the Company to invest an additional $2.5 million of its own cash in the Program and to borrow up to $3.5 million to purchase additional bonds for a total Program amount of $7 million. As of December 31, 2020, the BVI Company had repurchased Series A Bonds with a face amount of $3.2 million. The Company recognized a gain of $803,000 as a result of bond retirement during the year ended December 31, 2020.

F-37

NOTE 7. Notes Payable and Other Debt (cont.)

Related Party Debt

See Note 10 below.

Other Debt

As of December 31, 2020 and 2019, the Company had $1.8 million and $0.5 million, respectively, in outstanding amounts due under notes issued to sellers of properties.

NOTE 8. Commitments and Contingencies

Commitments

The Company guarantees from time to time obligations created by itself or its wholly owned subsidiaries.

Contingencies

Our operating results and financial condition are dependent on the ability of our tenants to meet their lease obligations to us. A pandemic, epidemic or outbreak of an infectious disease, such as the recent outbreak of respiratory illness caused by the novel coronavirus known as COVID-19, could adversely affect the ability of our tenants to meet their lease obligation by increasing their operating costs and reducing their income. Tenants may be required to make significant expenditures to prevent or contain such illnesses. Tenants’ revenues could be affected if public trust in skilled nursing facilities and long-term acute care hospitals were undermined because of such illnesses. Tenants’ revenues could also be adversely affected if a pandemic caused a temporary shutdown or diversion of patients, disrupted the delivery of medical supplies or caused staffing shortages. The risk to our tenants is enhanced because their facilities primarily serve the elderly, who are particularly at risk for respiratory illnesses such as COVID-19.

Although the amount of rent we receive from our tenants is not dependent on our tenants’ operating results, our tenants’ ability to fulfill their lease obligations, including the payment of rent, could be adversely affected if our tenants encountered significant financial difficulties due to a pandemic. To date, we do not believe that the recent coronavirus outbreak has had a material adverse impact on our tenants.

In March 2020, Joseph Schwartz, Rosie Schwartz, and certain companies owned by them filed a complaint in the U.S. District Court for the Northern District of Illinois against Moishe Gubin, Michael Blisko, the Company and 21 of its subsidiaries, as well as the operators of 17 of the facilities operated at our properties. The complaint relates to our acquisition of 16 properties located in Arkansas, Kentucky and Illinois and the attempt to purchase 5 properties located in Massachusetts in a series of transactions that were completed between May 2018 and April 2019. The aggregate acquisition cost of the properties was approximately $84.5 million. In each transaction, the purchase price for the property was paid through the assumption or payment of the outstanding satisfaction of mortgage indebtedness on the property such the mortgage lenders would release the property, free and clear. The sellers, which were affiliates of Skyline Health Care, had encountered financial difficulties and requested the Company to acquire the properties.

In the complaint, the plaintiffs have asserted claims for fraud, breach of contract and rescission arising out of the defendants alleged failure to perform certain post-closing obligations under the purchase contracts. The Company and its subsidiaries believe that the complaint is without merit and intend to vigorously defend the litigation and to assert counterclaims against the plaintiffs based on their failure to fulfill their obligations under the purchase contracts and operations transfer agreements. The Company believes this matter will be settled without a material or adverse effect on its consolidated financial statements.

F-38

NOTE 9. Members’ Equity and Distributions

The Company’s outstanding equity consists of 10,570 common units and 475 preferred units. Each preferred unit provides its holders with the rights to receive $4,500 annually in preferred dividends. The preferred unit holders do not have voting rights. The Company has the sole right to redeem the preferred units at any time or to convert into common units. The Company redeemed 31 preferred units on October 1, 2020 at a cost of $1,395,000. Each common unit provides its holder with the following rights: (a) one vote at any meeting of unitholders; (b) an equal share of all distributions to be paid by the Company after the preferred are paid; and (c) an equal share in the distribution of surplus assets of the Company upon liquidation after the preferred are paid. Preferred unit dividends totaling $456,000 are included in other liabilities in the accompanying consolidated balance sheets at December 31, 2020.

The Company has not adopted a distribution policy.

In February 2016, the board of directors of the BVI Company adopted dividend distribution policies, the principles of which are as follows:

1. Commencing in 2016, subject to law and external limitations, the BVI Company will distribute dividends to the Company once each year, or at the end of each quarter, in an amount not to be less than 30% of its distributable earnings;

2. The distribution of dividends will be subject to approval of the board of directors of the BVI Company and according to its needs and its financial obligations as of the date of distribution of the dividends.

3. Prior to approval of the dividends payment, the board of directors of the BVI Company will examine, among other things, the compliance of the BVI Company with the financial covenants and various limitations which have been imposed upon it.

4. The BVI Company Board of Directors is permitted to decide that it will not distribute any dividends.

F-39

NOTE 9. Members’ Equity and Distributions (cont.)

Pursuant to the indentures for the Series A Bonds and Series B Bonds, the BVI Company has committed that it will not make any distributions (as defined in the Israeli Companies Law), including not declaring, paying or distributing any dividends, except if all of the following conditions are met:

1.	The accumulated balance of the earnings and the reserves through June 30, 2015 of the BVI Company will not be permitted to be distributed and they will not be taken into account for the purpose of carrying out a distribution.

2.	The amount of the distribution will not exceed 40% of the BVI Company’s net income as presented on the BVI Company financial statements prepared based on IFRS accounting principles, after taxes, after adjustment of gains/losses derived from a change in the accounting method according to which the financial statements were prepared, and after adjusting net revaluation gains/losses (not yet realized) resulting from a change in the fair value of the BVI Company’s properties in relation to their fair value as of June 30, 2015, or as of the date that the properties were acquired, whichever is later.

3.	The shareholders’ equity of the BVI Company (other than minority interests) at the end of the latest quarter prior to distribution of the dividends, less the dividends distributed, will not be less than $120 million.

4.	The consolidated shareholders’ equity of the BVI Company (other than minority interests) to the total consolidated balance sheet will not be lower than 30%, as a result of the distribution.

5.	The BVI Company complies with the financial covenants described in Note 7. As of December 31, 2020, the BVI Company was in compliance with these financial covenants.

During 2020, the BVI Company distributed to the Company $14,000,000. As of December 31, 2020, the earnings available for distribution as dividends, in accordance with paragraph 2 above, totaled $18,517,000.

During 2019, the BVI Company distributed to the Company $2,000,000. As of December 31, 2019, the earnings available for distribution as dividends, in accordance with paragraph 2 above, totaled $20,873,000.

During 2018, the BVI Company distributed to the Company cash dividends of $1,400,000. As of December 31, 2018, the earnings available for distribution as dividends, in accordance with paragraph 2 above, totaled $19,321,000.

NOTE 10. Related Party Transactions and Economic Dependence

The following entities/individuals are considered to be Related Parties:

Moishe Gubin	Chairman of the Board and a controlling Member of the Company
Michael Blisko	Director and a controlling Member of the Company
Ted Lerman	Director and a Member of the Company
Nahman Eingal	Chief Financial Officer and a Member of the Company
Operating entities	See list below
Steven Blisko	Owner of certain tenants and a brother of Michael Blisko

Lease Agreements with Related Parties

As of December 31, 2020 and 2019, each of the Company’s properties were leased and operated by separate tenants. Each tenant is a special purpose entity that leases the properties from one of the Company’s subsidiaries and operates the facility as a healthcare facility. As of December 31, 2020 and 2019, 61 of the 82 tenants and 59 of the 79 tenants, respectively, were related parties of the Company. Most of the lease agreements are triple net leases.

F-40

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (Cont.)

The following table sets forth details of the lease agreements in force between the Company and its subsidiaries and lessees that are related parties:

			Related Party Ownership in Tenant/Operator (see notes (1) and (2))
State	Lessor/ Company Subsidiary	Tenant/Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options
	Master Lease Indiana
IN	1020 West Vine Street Realty, LLC	The Waters of Princeton II, LLC	39.10%	40.14%	20.20%	$1,045,506	3.00%	1.38%	7/1/2025	2 five year
IN	12803 Lenover Street Realty LLC	The Waters of Dillsboro - Ross Manor II LLC	39.10%	40.14%	20.20%	1,353,655	3.00%	1.78%	7/1/2025	2 five year
IN	1350 North Todd Drive Realty, LLC	The Waters of Scottsburg II LLC	39.10%	40.14%	20.20%	1,089,527	3.00%	1.43%	7/1/2025	2 five year
IN	1600 East Liberty Street Realty LLC	The Waters of Covington II LLC	39.10%	40.14%	20.20%	1,309,634	3.00%	1.72%	7/1/2025	2 five year
IN	1601 Hospital Drive Realty LLC	The Waters of Greencastle II LLC	39.10%	40.14%	20.20%	1,100,532	3.00%	1.45%	7/1/2025	2 five year
IN	1712 Leland Drive Realty, LLC	The Waters of Huntingburg II LLC	39.10%	40.14%	20.20%	1,045,506	3.00%	1.38%	7/1/2025	2 five year
IN	2055 Heritage Drive Realty LLC	The Waters of Martinsville II LLC	39.10%	40.14%	20.20%	1,133,548	3.00%	1.49%	7/1/2025	2 five year
IN	3895 South Keystone Avenue Realty LLC	The Waters of Indianapolis II LLC	39.10%	40.14%	20.20%	891,431	3.00%	1.17%	7/1/2025	2 five year
IN	405 Rio Vista Lane Realty LLC	The Waters of Rising Sun II LLC	39.10%	40.14%	20.20%	638,309	3.00%	0.84%	7/1/2025	2 five year
IN	950 Cross Avenue Realty LLC	The Waters of Clifty Falls II LLC	39.10%	40.14%	20.20%	1,518,735	3.00%	2.00%	7/1/2025	2 five year
IN	958 East Highway 46 Realty LLC	The Waters of Batesville II LLC	39.10%	40.14%	20.20%	946,458	3.00%	1.25%	7/1/2025	2 five year
IN	2400 Chateau Drive Realty, LLC	The Waters of Muncie II LLC	39.10%	40.14%	20.20%	792,383	3.00%	1.04%	7/1/2025	2 five year
IN	The Big H2O LLC	The Waters of New Castle II LLC	39.10%	40.14%	20.20%	726,351	3.00%	0.96%	7/1/2025	2 five year
	Master Lease Tennessee
TN	115 Woodlawn Drive, LLC	Lakebridge, a Waters Community, LLC	40.00%	40.00%	20.00%	1,306,974	3.00%	1.72%	7/31/2026	2 five year
TN	146 Buck Creek Road, LLC	The Waters of Roan Highlands, LLC	40.00%	40.00%	20.00%	959,247	3.00%	1.26%	7/31/2026	2 five year
TN	704 5th Avenue East, LLC	The Waters of Springfield, LLC	40.00%	40.00%	20.00%	791,378	3.00%	1.04%	7/31/2026	2 five year
TN	2501 River Road, LLC	The Waters of Cheatham, LLC	40.00%	40.00%	20.00%	959,247	3.00%	1.26%	7/31/2026	2 five year
TN	202 Enon Springs Road East, LLC	The Waters of Smyrna, LLC	40.00%	40.00%	20.00%	1,091,143	3.00%	1.44%	7/31/2026	2 five year
TN	140 Technology Lane, LLC	The Waters of Johnson City, LLC	40.00%	40.00%	20.00%	1,007,209	3.00%	1.33%	7/31/2026	2 five year
TN	835 Union Street, LLC	The Waters of Shelbyville, LLC	40.00%	40.00%	20.00%	$1,151,096	3.00%	1.52%	7/31/2026	2 five year

F-41

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

	Master Lease Arkansas 1
AR	5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	46.25%	46.25%	7.50%	$821,950	3.00%	1.08%	8/31/2028	2 five year
AR	414 Massey Avenue, LLC	Mountain View Residential Home – A Waters Community, LLC	46.25%	46.25%	7.50%	224,807	3.00%	0.30%	8/31/2028	2 five year
AR	706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	46.25%	46.25%	7.50%	681,445	3.00%	0.90%	8/31/2028	2 five year
AR	8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	46.25%	46.25%	7.50%	983,530	3.00%	1.30%	8/31/2028	2 five year
AR	1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	46.25%	46.25%	7.50%	843,025	3.00%	1.11%	8/31/2028	2 five year
AR	5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation – A Waters Community, LLC	46.25%	46.25%	7.50%	1,081,883	3.00%	1.42%	8/31/2028	2 five year
AR	2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	46.25%	46.25%	7.50%	983,530	3.00%	1.30%	8/31/2028	2 five year
AR	1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	46.25%	46.25%	7.50%	772,773	3.00%	1.02%	8/31/2028	2 five year
AR	826 North Street, LLC	The Waters of Stamps, LLC	46.25%	46.25%	7.50%	660,370	3.00%	0.87%	8/31/2028	2 five year
	Master Lease Arkansas 2
AR	326 Lindley Lane, LLC	The Waters of Newport, LLC	46.25%	46.25%	7.50%	843,097	3.00%	1.11%	4/30/2029	2 five year
AR	2821 West Dixon Road, LLC	The Waters of West Dixon, LLC & West Dixon Assisted Living - A Waters Community, LLC	46.25%	46.25%	7.50%	1,236,434	3.00%	1.63%	4/30/2029	2 five year
AR	552 Golf Links Road, LLC	Hot Springs Nursing and Rehabilitation - A Waters Community, LLC	46.25%	46.25%	7.50%	$1,067,833	3.00%	1.41%	4/30/2029	2 five year

F-42

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

			Related Party Ownership in Tenant/Operator (see notes (1) and (2))
State	Lessor/ Company Subsidiary	Tenant/ Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average Annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options
IL	516 West Frech Street, LLC	Parker Nursing & Rehabilitation Center, LLC	50.00%	50.00%	0.00%	$498,224	$12,000 annually4	0.66%	4/1/2030	None
IN	1316 North Tibbs Avenue Realty, LLC	Westpark, a Waters Community, LLC	40.00%	40.00%	20.00%	549,884	3.00%	0.72%	6/1/2024	2 five year
IL	Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	37.50%	37.50%	5.00%	1,005,313	3.00%	1.32%	2/28/2026	2 five year
IL	Momence Meadows Realty, LLC	Momence Meadows Nursing & Rehabilitation Center, LLC	50.00%	50.00%	0.00%	1,038,000	None	1.37%	12/1/2025	None
IL	Oak Lawn Nursing Realty, LLC	Oak Lawn Respiratory and Rehabilitation Center, LLC	50.00%	50.00%	0.00%	1,083,048	None	1.43%	6/1/2031	None
IL	Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%	1,215,483	3.00%	1.60%	11/30/2024	2 five year
IL	Lincoln Park Holdings, LLC	Lakeview Rehabilitation and Nursing Center, LLC	40.00%	40.00%	0.00%	1,260,000	None	1.66%	6/1/2031	None
IL	Continental Nursing Realty, LLC	Continental Nursing and Rehabilitation Center, LLC	37.50%	37.50%	5.00%	1,575,348	None	2.07%	1/1/2028	None
IL	Westshire Nursing Realty, LLC	City View Multicare Center, LLC	50.00%	50.00%	0.00%	1,788,365	3.00%	2.35%	9/1/2025	2 five year
IL	Belhaven Realty, LLC	Belhaven Nursing and Rehabilitation Center, LLC	35.00%	35.00%	24.99%	2,134,570	3.00%	2.81%	2/28/2026	4 five year
IL	West Suburban Nursing Realty, LLC	West Suburban Nursing & Rehabilitation Center, LLC	37.50%	37.50%	5.00%	1,961,604	None	2.58%	11/1/2027	None
IL	Niles Nursing Realty LLC	Niles Nursing & Rehabilitation Center LLC	40.00%	40.00%	20.00%	2,409,998	3.00%	3.17%	2/28/2026	2 five year
IN	1585 Perry Worth Road, LLC	The Waters of Lebanon, LLC	40.00%	40.00%	20.00%	116,676	3.00%	0.15%	7/1/2027	2 five year
IL	Parkshore Estates Nursing Realty, LLC	Parkshore Estates Nursing and Rehabilitation Center, LLC	30.00%	30.00%	20.00%	2,454,187	3.00%	3.23%	12/1/2024	2 five year
IL	Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	33.39%	33.39%	23.97%	2,547,712	3.00%	3.35%	2/28/2026	4 five year
AR	9209 Dollarway Road, LLC	The Waters of White Hall, LLC	46.25%	46.25%	7.50%	$843,025	3.00%	1.11%	8/31/2028	2 five year
F-41

F-43

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

			Affiliate Ownership in Operator (See Notes (1) and (2))
State	Lessor/ Company Subsidiary	Tenant	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Steven Blisko	Average Annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options
	Master Lease Central Illinois 1
IL	253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center LLC	0.00%	0.00%	40.00%	60.00%	$399,076	3.0%	0.53%	3/31/2026	4 five year
IL	3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center LLC	0.00%	0.00%	40.00%	60.00%	606,998	3.0%	0.80%	3/31/2026	4 five year
IL	727 North 17th Street, LLC	Belleville Rehabilitation and Nursing Center LLC	0.00%	0.00%	40.00%	60.00%	603,644	3.0%	0.79%	3/31/2026	4 five year
	Master Lease Southern Illinois
IL	120 North Tower Road, LLC	Carbondale Rehabilitation and Nursing Center, LLC	0.00%	0.00%	40.00%	60.00%	1,054,220	3.00%	1.39%	9/30/2025	4 five year
IL	1900 North Park Avenue, LLC	Herrin Rehabilitation and Nursing Center, LLC	0.00%	0.00%	40.00%	60.00%	394,326	3.00%	0.52%	9/30/2025	4 five year
IL	315 South Brady Mill Road, LLC	Anna Rehabilitation and Nursing Center, LLC	0.00%	0.00%	40.00%	60.00%	563,323	3.00%	0.74%	9/30/2025	4 five year
IL	430 South Front Street, LLC	Cobden Rehabilitation and Nursing Center, LLC	0.00%	0.00%	40.00%	60.00%	595,513	3.00%	0.78%	9/30/2025	4 five year
	Master Lease Central Illinois 2L
IL	107 South Lincoln Street, LLC	Park Haven Nursing & Rehabilitation Center, LLC	0.00%	0.00%	40.00%	60.00%	390,846	1.00%	0.51%	6/1/2034	1 ten year
IL	1623 West Delmar Avenue, LLC	Godfrey Healthcare & Rehabilitation Center, LLC	0.00%	0.00%	40.00%	60.00%	263,144	1.00%	0.35%	6/1/2034	1 ten year
IL	393 Edwardsville Road, LLC	Wood River Healthcare & Rehabilitation Center, LLC	0.00%	0.00%	40.00%	60.00%	410,194	1.00%	0.54%	6/1/2034	1 ten year
	Individual Lease
IL	1301 East Deyoung Street, LLC	Marion Rehabilitation and Nursing Center, LLC	-	-	40.00%	60.00%	$972,109	3%	1.28%	5/1/2030	None
IL	4343 Kennedy Drive, LLC	Hope Creek Nursing and Rehabilitation Center, LLC	50%	50%	-	-	$443,800	2%	0.63%	9/30/2030	2 five year

(1) The interests of the three listed related parties are not held through any commonly owned holding companies. Mr. Gubin’s interests are held through Gubin Enterprises LP. Mr. Blisko’s interests are held through Blisko Enterprises LP and New York Boys Management, LLC. The interests held by Ted Lerman/A&F Realty are held directly by them.

(2) Each of the tenants is a limited liability company. The percentages listed reflect the owners’ percentage ownership of the outstanding membership interests in each tenant. Each tenant is managed by two or three managers, which currently consist of Mr. Gubin, Mr. Blisko and in some cases Mr. Lerman or A&F Realty. Decisions are made by majority vote of the managers, except (in some cases) for certain major items that require the vote of a majority or greater percentage of the members.

F-44

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Guarantees from Related Parties

As of December 31, 2020 and 2019, Mr. Gubin and Mr. Blisko have guaranteed $34.6 million and $48.4 million in loans, respectfully made by commercial banks to the Company’s subsidiaries.

Management Services Agreement

The Company had entered into a management services agreement with Strawberry Fields Management Services, LLC (“SFMS”), a company owned by Gubin Enterprise LP, A&F Realty and Mr. Blisko. Under the management agreement, SFMS provided management services to the Company, including the following services: accounting reporting, current legal consultation, secretary services, office services, communications and computers, senior management services, collection of rental fees paid by the lessees with respect to the Company’s properties, bookkeeping services, operating the Company’s properties and consulting and management services in connection with the purchase, sale and financing of properties.

In consideration for the above management services, the Company paid SFMS monthly management fees equal to 2.0% of the rental income received by the Company and reimbursed direct expenses of SFMS incurred in providing management services to the Company. The Company was permitted to terminate the management agreement by notice submitted to SFMS at least 60 days in advance.

On September 30, 2020, the Company acquired SFMS, a related party through common ownership for a nominal purchase. The acquisition has been accounted for at historical cost as an acquisition of net assets. The results of SFMS operations have been included in the accompanying consolidated financial statements since September 30, 2020, the date of acquisition. The Company’s consolidated financial statements for the periods prior to September 30, 2020 have not been restated because the impact of the transaction was not significant.

Balances with Related Parties

	December 31,
	2020	2019
	(amounts in $000s)
Straight-line rent receivable	$17,283	$17,190
Tenant portion of replacement reserve	8,235	9,109
Loans from Affiliates and related parties	-	18,791

Payments from and to Related Parties

	Year ended December 31,
	2020	2019	2018
	(Amounts in $000s)
Rental income received from related parties	$66,910	$64,448	$48,788
Net interest expense paid to related parties	$864	$1,767	$1,694
Management services fees paid to related parties	$1,084	$1,363	$1,150

Due to Related Party

In 2015, the members of the Company contributed to the Company their interests in 34 entities that owned properties in exchange for membership interests in the Company. The contributed entities had accounts that were due to and due from the contributing members and their affiliates. As of December 31, 2020 and 2019, the net balance due to these related parties was $0 and $3,499,000, respectively. These amounts were payable on demand and are included in Loans from Affiliates and related parties.

F-45

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Related Party Notes

On March 1, 2016, A&F Realty, a related party, made a loan to the Company in the amount of $17,785,000. The loan bears interest at 15% per annum. The original note was payable in equal monthly installments of principal and interest over 36 months. The note was later amended to be payable on demand. As of the December 31, 2020 and 2019, the balance of the loan was $0 and $8,194,000.

On November 30, 2016, the Company assigned a loan from Strawberry Patch Bet LLC to Infinity Funding, LLC in lieu of another loan the Company had to Infinity Funding, LLC. All entities are affiliates of Mr. Gubin and Mr. Blisko. The loan amount was $2,175,000. The loan bears interest at 10% per annum. The loan is payable on demand. As of December 31, 2020 and 2019, the balance of the loan was $0 and $2,175,000. This loan was repaid on September 10, 2020.

Additionally, the Company is obligated under other related party notes bearing interest at rates of 0% to 8% per annum. As of December 31, 2020 and 2019, the balance payable by the Company under these related parties notes was $0 and $4,923,000, respectively.

At December 31, 2019 related party loans consisted of a $1,130,000 non-interest bearing advance due from Southern Illinois Healthcare Realty, LLC. The advance was due on demand and was repaid December 2020. At December 31, 2020, the Company had approximately $10.2 million on deposit with Optimum Bank. Mr. Gubin is the Chairman of the Board of Optimum Bank.

NOTE 11. Income Taxes

The members of the Company have elected to be taxed as a partnership. For federal and state income tax purposes, all items of income and expenses flow through to its members based on their respective ownership percentages, therefore no provision or liability for income taxes is reflected in these financial statements.

The Company follows recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-than-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Company’s status as a partnership is defined as a tax position under this accounting guidance. As of December 31, 2020, management is not aware of any uncertain tax positions that would have material effect on the Company’s financial statement.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such expense be incurred.

The Company files a U.S. income tax return for a partnership. The Company’s income tax returns for three years will be subject to examination by tax authorities and may change upon examination.

F-46

NOTE 12. Fair Value of Financial Instruments

The following table presents information about the Company’s assets measured in fair value on a recurring and non-recurring basis as of December 31, 2020 and 2019, aggregated by the level in the fair value hierarchy within which those instruments fall.

(amounts in $000s)	Basis of Measurements	Quoted Price in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
December 31, 2020
Real estate investments held for sale	Non-Recurring	-	22,174	-	22,174
Total		-	$22,174	-	$22,174
December 31, 2019
Derivative	Recurring	-	$86	-	86
Real estate investments held for sale	Non-Recurring	-	22,174	-	22,174
Total		-	$22,260	-	$22,260

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of input may result in a reclassification for certain assets.

The Company is required to disclose the fair value of financials instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalent, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s remaining financial instruments that are not reported at fair value on the consolidated balance sheets are reported below:

		December 31, 2020		December 31, 2019
(amounts in $000s)	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior debt and Bonds	3	$486,466	495,226	$513,542	$530,489
Loans from affiliates and related parties	3	-	-	18,791	18,791
Total Liabilities		$486,466	495,226	$532,333	$549,280

Notes receivable	3	6,540	6,540	7,543	7,543

The fair value of the Senior debt and bonds and notes receivable is estimated using a discounted cash flow analysis. Based on management estimate, the carrying amount under the related party notes are considered to be reported at fair value.

F-47

NOTE 13. Derivative and Hedging Activities

The Company may use derivative financial instruments, including interest rate swaps, caps, collars, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate and currency risks associated with its borrowings.

The principal objective of such arrangements is to minimize the risks or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. Additionally, in using currency and interest rate derivatives, the Company aims to add stability to interest expense and to manage its exposure to currency fluctuations and interest rate movements. The Company does not intend to utilize derivatives for speculative purposes or purposes other than currency and interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only entered into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company, and its affiliates, may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2020 and 2019:

	Balance Sheet	December 31,
(amounts in $000s)	Location	2020	2019
Derivative designated as hedging instrument	Other Assets	$-	$86

As of December 31, 2020, the Company has no put options. The Company may purchase put options to sell U.S. Dollars and buy Israeli Shekels that are designated as liability hedges. The put options are used as part of the Company’s currency exchange risk management strategy. Put options on currency are used by the Company to limit its liabilities in the event the Israeli Shekel will strengthen against the U.S Dollar. In the case the Israeli Shekel get relatively stronger against the U.S. Dollar, the Company’s liabilities will increase without similar increase in the company’s assets or income which are all in U.S Dollar denomination.

The effective portion of changes in the fair value of derivatives designated and that qualify as currency hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into income in the period that the hedged forecasted transaction affects operations. During 2020 and 2019, such derivatives were used to hedge the changes in currency fluctuations. The ineffective portion of the change in fair value of the derivatives, if any, would be recognized directly in income.

F-48

NOTE 13. Derivative and Hedging Activities (cont.)

As of December 31, 2020 and 2019, the Company had the following derivatives that were designated as currency hedges:

	December 31, 2020		December 31, 2019
Currency Exchange Derivative	Number of Instruments	Notional Amount (in thousands)	Number of Instruments	Notional Amount (in thousands)
Put option Shekel/$	-	$-	3	$47,200

The table below details the location in the consolidated financial statements of the gain (loss) recognized on currency derivatives designated as cash flow hedges.

	Year Ended December 31
(amounts in $000s)	2020	2019	2018
Gain (Loss) on derivative recognized in accumulated other comprehensive loss	$-	$74	$(102)

During the year ended December 31, 2020, the Company recognized a $939,000 loss on derivative as its put options expired unexercised.

NOTE 14. Subsequent Events

We evaluate all subsequent events and transactions for potential recognition or disclosure in our financial statements. There were no events subsequent to December 31, 2020 for which disclosure was required, except as follows:

Formation Transactions with Strawberry Fields REIT, Inc. (“SF REIT”)

On June 8, 2021, we completed the following formation transactions and related transactions:

●	The Company contributed all of its assets owned as of June 8, 2021, to Strawberry Fields Realty LP (the “Operating Partnership”), a subsidiary of SF REIT, and the Operating Partnership assumed all of the liabilities of the Company as of the same date;

●	The Operating Partnership issued 51,686,280 common partnership interests (the “OP units”) to the Company, which were distributed to the beneficial owners of the Company; and

●	SF REIT issued 5,824,846 shares of common stock to certain members of the Company and their beneficial owners and their transferees in exchange for 5,824,846 OP units.

Following the completion of these transactions, SF REIT owned approximately 11.3% of the outstanding OP units in the Operating Partnership.

F-49

NOTE 14. Subsequent Events (Cont.)

Sale of Southern Il facilities – On February 12, 2021, the Company closed on the sale of five of its assets in Illinois to a group of unrelated third parties for a total purchase price of $26.1 million. See note 4 for discussion on this sale.

NOTE 15. Financing Income (Expenses), Net

	Year ended December 31,
	2020	2019	2018
	(Amounts in $000’s)
Financing expenses
Interest expenses with respect to bonds	$(9,604)	$(9,531)	$(8,931)
Interest expenses on loans from banks and others	(14,041)	(16,252)	(14,162)
Interest expenses with respect to leases	(118)	(143)	(427)
Other financing expenses (including related parties), net	(1,863)	(2,407)	(2,158)
Total financing expenses	$(25,626)	$(28,333)	$(25,678)
Financing income	$91	$268	$570
Interest Expense, Net	$(25,535)	$(28,065)	$(25,108)

F-50

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES

Schedule III

Real Estate and Accumulated Depreciation

(Amounts in $000’s)

F-51

Property	Location	Type of Property	Initial Cost to Company: Land	Initial Cost to Company: Building and Improvements and Intangible lease assets	Initial Cost to Company: Furniture, fixtures, and equipment	Gross Amount at Which Carried at Close of Period: Land	Gross Amount at Which Carried at Close of Period: Building and Improvements and Intangible lease assets	Gross Amount at Which Carried at Close of Period: Furniture, fixtures, and equipment	Total	Accumulated Depreciation	Date of Construction	Date Acquired
West Suburban Nursing Realty, LLC	IL	SNF	1,061,095	11,501,970	1,336,935	1,061,095	11,501,970	1,336,935	13,900,000	5,924,342	1975	11/2/2007
Niles Nursing Realty, LLC	IL	SNF	3,115,279	21,168,943	1,715,779	3,115,279	21,168,943	1,715,779	26,000,001	7,666,306	1974	8/25/2012
Parkshore Estates Nursing Realty, LLC	IL	SNF	450,232	18,186,687	1,747,280	450,232	18,186,687	1,747,280	20,384,199	5,155,259	1975	2/5/2015
Midway Neurological and Rehab Realty, LLC	IL	SNF	1,436,736	15,856,182	1,707,081	1,436,736	15,856,182	1,707,081	18,999,999	10,136,501	1972	4/1/2005
115 Woodlawn Drive, LLC	TN	SNF	1,130,269	9,411,746	930,933	1,130,269	9,411,746	930,933	11,472,948	2,149,510	1995	8/1/2016
146 Buck Creek Road, LLC	TN	SNF	829,555	6,907,704	683,254	829,555	6,907,704	683,254	8,420,513	1,577,622	1997	8/1/2016
704 5th Avenue East, LLC	TN	SNF	684,383	5,698,856	563,684	684,383	5,698,856	563,684	6,946,923	1,301,538	1964	8/1/2016
2501 River Road, LLC	TN	SNF	829,555	6,907,704	683,254	829,555	6,907,704	683,254	8,420,513	1,577,622	1964	8/1/2016
202 Enon Springs East, LLC	TN	SNF	943,619	7,857,513	777,201	943,619	7,857,513	777,201	9,578,333	1,794,545	1974	8/1/2016
140 Technology Lane, LLC	TN	SNF	871,033	7,253,089	717,416	871,033	7,253,089	717,416	8,841,538	1,656,503	2007	8/1/2016
835 Union Street, LLC	TN	SNF	995,467	8,289,244	819,904	995,467	8,289,244	819,904	10,104,615	1,893,147	1962	8/1/2016
308 West Maple Avenue, LLC	KY	SNF	995,467	8,289,244	819,904	995,467	8,289,244	819,904	10,104,615	1,893,147	1970	8/1/2016
Big H2O - Land Rising Sun	IN		772,847	-	-	772,847	-	-	772,847	-		12/1/2012
1585 Perry Worth, LLC	IN	SNF	98,516	820,342	81,142	98,516	820,342	81,142	1,000,000	134,953	1967	7/17/2017
1155 Eastern Parkway, LLC	KY	SNF	1,147,712	18,894,131	1,708,157	1,147,712	18,894,131	1,708,157	21,750,000	2,795,364	1973	9/1/2017
1015 Magazine Street, LLC	KY	SNF	2,750,000	3,060,000	690,000	2,750,000	3,060,000	690,000	6,500,000	1,485,344	1981	5/1/2018
5301 Wheeler Avenue, LLC	AR	SNF	400,000	3,147,874	877,500	400,000	3,147,874	877,500	4,425,374	951,792	1967	8/29/2018
414 Massey Avenue, LLC	AR	SNF	125,000	845,359	240,000	125,000	845,359	240,000	1,210,359	264,902	1994	8/29/2018
706 Oak Grove Street, LLC	AR	SNF	300,000	2,641,399	727,500	300,000	2,641,399	727,500	3,668,899	745,111	1965	8/29/2018
8701 Riley Dr., LLC	AR	SNF	950,000	3,295,319	1,050,000	950,000	3,295,319	1,050,000	5,295,319	1,318,887	1979	8/29/2018
1516 Cumberland Street, LLC	AR	SNF	325,000	3,313,843	900,000	325,000	3,313,843	900,000	4,538,843	828,094	1971	8/29/2018
5720 West Markham Street, LLC	AR	SNF	600,000	4,069,851	1,155,000	600,000	4,069,851	1,155,000	5,824,851	828,923	1973	8/29/2018
2501 John Ashley Dr.,LLC	AR	SNF	550,000	3,695,319	1,050,000	550,000	3,695,319	1,050,000	5,295,319	1,398,501	1969	8/29/2018
1513 S. Dixieland Road, LLC	AR	SNF	275,000	3,060,608	825,000	275,000	3,060,608	825,000	4,160,608	806,802	1968	8/29/2018
826 North Street, Stamps, LLC	AR	SNF	225,000	2,625,428	705,000	225,000	2,625,428	705,000	3,555,428	674,982	1971	8/29/2018
900 Gagel Avenue, LLC	KY	SNF	1,250,000	2,390,000	360,000	1,250,000	2,390,000	360,000	4,000,000	892,797	1970	8/30/2018
120 Life Care Way, LLC	KY	SNF	200,000	5,863,133	750,000	200,000	5,863,133	750,000	6,813,133	768,437	1974	2/19/2019
1033 North Highway 11, LLC	KY	SNF	450,000	5,976,921	795,000	450,000	5,976,921	795,000	7,221,921	766,117	1978	2/19/2019
945 West Russell Street, LLC	KY	SNF	350,000	6,076,921	795,000	350,000	6,076,921	795,000	7,221,921	720,794	1979	2/19/2019
9209 Dollarway Road, LLC	AR	SNF	500,000	5,450,000	900,000	500,000	5,450,000	900,000	6,850,000	910,104	2001	3/27/2019
727 North 17th St, LLC 3523 Wickenhauser, LLC	IL	SNF	613,116	3,616,645	530,140	613,116	3,616,645	530,140	4,759,901	572,553	1969, 1971	1/1/2019
326 Lindley Lane, LLC	AR	SNF	250,000	2,917,353	720,000	250,000	2,917,353	720,000	3,887,353	507,005	2001	4/10/2019
2821 West Dixon Road, LLC	AR	SNF	400,000	4,817,873	354,000	400,000	4,817,873	354,000	5,571,873	893,918	1950	4/10/2019
552 Golf Links Road, LLC	AR	SNF	500,000	3,511,981	912,000	500,000	3,511,981	912,000	4,923,981	653,648	1978	4/10/2019
9300 Ballard Road, LLC	IL	SNF	285,000	12,467,584	1,391,952	285,000	12,467,584	1,391,952	14,144,536	1,339,544	1974	6/28/2019
Land in Covington	KY	N/A	94,922	-	-	94,922	-	-	94,922	-	N/A	11/6/2015
2400 Chateau Drive Realty, LLC	IN	SNF	327,804	2,538,755	283,441	327,804	2,538,755	283,441	3,150,000	204,823	1972	11/13/2019
203 Bruce Court, LLC	KY	SNF	150,000	3,755,896	477,000	150,000	3,755,896	477,000	4,382,896	229,969		
4343 Kennedy Drive LLC	IL	SNF	1,650,000	1,615,000	735,000	1,650,000	1,615,000	735,000	4,000,000	103,087		
Total			$ 56,684,905	$ 442,438,194	$ 51,847,376	$ 56,684,905	$ 442,438,194	$ 51,847,376	$ 550,970,475	$ 144,847,714

F-52

(1) The changes in total real estate and accumulated depreciation for the years ended December 31, 2020, 2019 and 2018 are as follows (in thousands):

	For the year ended December 31,
	2020	2019	2018
Cost
Balance at beginning of the year	$542,303	500,673	456,164
Acquisitions	8,668	64,260	48,475
Disposals/other	-	(22,630)	(3,966)
Balance at end of the year	$550,971	542,303	500,673

Accumulated Depreciation
Balance at beginning of the year	$121,132	104,126	84,888
Depreciation	23,612	23,193	20,017
Dispositions/other	104	(6,187)	(779)
Balance at end of the year	$144,848	121,132	104,126

The unaudited aggregate net tax value of real estate assets for federal income tax purposes as of December 31, 2020 is estimated to be $432,830,549.

(2) The cost of building and improvements is depreciated on a straight-line basis over the estimated useful lives of the buildings and improvements, ranging primarily from 3 to 35 years. The cost of intangible lease assets is depreciated on a straight-line basis over the initial term of the related leases, ranging primarily from 3 to 20 years. The cost of furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives of the furniture, fixtures and equipment, ranging primarily from 2 to 15 years. See Note 4 to the consolidated financial statements for information on useful lives used for depreciation and amortization.

(3) LTACH — long-term acute care hospital; SNF — skilled nursing facility and ALF — assisted living facility.

F-53

STRAWBERRY FIELDS REIT, Inc.

AND SUBSIDIARIES

Consolidated Financial Statements for the Six Months Ended June 30, 2021 and 2020

F-54

STRAWBERRY FIELDS REIT, Inc.

AND SUBSIDIARIES

Consolidated Financial Statements for the Nine Months Ended September 30, 2021 and 2020

F-55

STRAWBERRY FIELDS REIT, Inc. and Subsidiaries

STRAWBERRY FIELDS REIT, LLC and Subsidiaries (predecessor)

CONSOLIDATED BALANCE SHEETS

(Amounts in $000’s, except share data)

	September 30, 2021	December 31, 2020
	(Unaudited)	(predecessor)
Assets
Real estate investments, net	$469,255	$406,123
Cash and cash equivalents	13,059	17,811
Restricted cash and equivalents	22,490	24,248
Accounts receivable	46	20
Straight-line rent receivable, net	22,954	21,230
Right of use lease asset	2,136	2,348
Real estate investments held for sale	-	22,174
Goodwill, other intangible assets and lease rights	15,417	17,688
Deferred financing expenses	4,893	5,205
Notes receivable, net	15,056	6,540
Other assets	396	295
Total Assets	$565,702	$523,682

Liabilities
Accounts payable and accrued liabilities	$10,221	$13,147
Bonds, net	185,039	143,041
Senior debt	311,410	343,425
Operating lease liability	2,136	2,348
Other liabilities	9,777	8,301
Total Liabilities	$518,583	$510,262
Commitments and Contingencies (Notes 8 and 14)
Equity
Common stock, $.0001 par value, 500,000,000 shares authorized, 5,844,166 shares issued and outstanding	-	-
Preferred stock, $.0001 par value, 100,000,000 shares authorized, 0 shares issued and outstanding	-	-
Paid in capital	$5,415	$63,936
Accumulated other comprehensive loss	(2,657)	(23,775)
Retained Earnings (Accumulated deficit)	646	(26,741)
Total Stockholders’ and Predecessor Equity	$3,404	$13,420
Noncontrolling interest	$43,715	-
Total equity	$47,119	13,420
Total Liabilities and Equity	$565,702	$523,682

See accompanying notes to consolidated financial statements.

F-56

STRAWBERRY FIELDS REIT, Inc. and Subsidiaries

STRAWBERRY FIELDS REIT, LLC and Subsidiaries (predecessor)

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

(Amounts in $000’s, except share data)

	Nine Months Ended September 30,
	2021	2020
		Predecessor
Revenues
Rental revenues	$64,051	$63,553

Expenses:
Depreciation	$17,855	$17,746
Amortization	2,271	2,272
General and administrative expenses	4,674	2,827
Property taxes	7,892	8,134
Facility rent expenses	603	218
Provision for doubtful accounts	93	2,801
Total expenses	$33,388	$33,998
Income from operations	30,663	29,555

Interest expense, net	$(15,479)	$(17,901)
Amortization of deferred financing costs	(227)	(203)
Mortgage insurance premium	(1,294)	(1,393)
Total interest expense	$(17,000)	$(19,497)
Other income:
Gain from sale of real estate investments	3,842	-
Gain from bond retirement	-	803
Other income	-	250
Total other income	3,842	1,053
Net income	$17,505	$11,111
Less:
Net income attributable to noncontrolling interest	(5,072)	-
Net income attributable to predecessor	(11,787)	11,111
Net income attributable to common stockholders	646	-
Other comprehensive income:
Gain (loss) due to foreign currency translation	257	(805)
Unrealized gain on derivatives	-	10
Comprehensive income attributable to predecessor	(2,837)	-
Comprehensive loss attributable to noncontrolling interest	2,289	-
Comprehensive income	$355	$10,316
Net income attributable to common stockholders	$646	$-
Basic and diluted income per common share	$0.11	-

Weighted average number of common shares outstanding	5,840,446	-

See accompanying notes to consolidated financial statements.

F-57

STRAWBERRY FIELDS REIT, Inc. and Subsidiaries

STRAWBERRY FIELDS REIT, LLC and Subsidiaries (predecessor)

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(Amounts in $000’s, except share data)

	Number of common shares	Additional Paid-in Capital	Accumulated other comprehensive loss	Retained Earnings / (Accumulated Deficit)	Non-controlling interest	Total
Balance, December 31, 2019 (predecessor)	-	$35,974	$(14,426)	$(38,629)	-	$(17,081)
Net change in foreign currency translation (unaudited)	-	-	(805)	-	-	(805)
Net change in unrealized gain on derivative (unaudited)	-	-	10	-	-	10
Acquisition of net assets of SFMS (unaudited)	-	(1,162)	-	-	-	(1,162)
Common unit sales (unaudited)	-	1,720	-	-	-	1,720
Preferred unit sales (unaudited)	-	19,935	-	-	-	19,935
Issuance of common units in exchange for loans from affiliates and related parties (unaudited)	-	1,040	-	-	-	1,040
Issuance of preferred units in exchange for loans from affiliates and related parties (unaudited)	-	2,250	-	-	-	2,250
Net Income (unaudited) (predecessor)	-	-	-	11,111	-	11,111
Balance, September 30, 2020 (predecessor) (unaudited)	-	$59,757	$(15,221)	$(27,518)	-	$17,018

F-58

STRAWBERRY FIELDS REIT, Inc. and Subsidiaries

STRAWBERRY FIELDS REIT, LLC and Subsidiaries (predecessor)

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) (cont.)

(Amounts in $000’s, except share data)

	Number of Common Shares	Additional Paid-in Capital	Accumulated other comprehensive loss	Retained Earnings / (Accumulated Deficit)	Non-controlling interest	Total
Balance, December 31, 2020 (predecessor)	-	$63,936	$(23,775)	$(26,741)	-	$13,420
Net change in foreign currency translation (unaudited)	-	-	2,837	-	-	2,837
Preferred dividends (unaudited)	-	(1,060)	-	-	-	(1,060)
Net Income (unaudited)	-	-	-	11,787	-	11,787
Balance June 7, 2021	-	62,876	(20,938)	(14,954)	-	26,984
Formation transactions	5,844,166	(57,461)	18,572	14,954	$23,935	-
Issuance of operating partnership units	-	-	-	-	16,997	16,997
Net change in foreign currency translation (unaudited)	-	-	(291)	-	(2,289)	(2,580)
Net Income (unaudited)	-	-	-	646	5,072	5,718
Balance, September 30, 2021 (unaudited)	5,844,166	$5,415	$(2,657)	$646	$43,715	$47,119

See accompanying notes to consolidated financial statements

F-59

STRAWBERRY FIELDS REIT, Inc. and subsidiaries

STRAWBERRY FIELDS REIT, LLC and Subsidiaries (predecessor)

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(Amounts in $000’s)

	Nine Months Ended September 30,
	2021	2020
		(Predecessor)
Cash flows from operating activities:
Net income	$17,505	$11,111
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,126	20,018
Gain from sale of Real Estate Investments	(3,842)
Gain from bond retirement	-	(803)
Amortization of bond issuance costs	812	203
Amortization of deferred financing costs	227	854
(Increase) decrease in accounts receivable and other assets	(127)	331
Amortization of right of use asset	212	205
Foreign currency transaction adjustments	(739)	(3,621)
Increase in straight-line rent receivables	(1,724)	(2,178)
Decrease in accounts payable and accrued liabilities and other liabilities	(994)	(3,529)
Repayment of operating lease liability	(212)	(206)
Net cash provided by operating activities	$31,244	$22,385

Cash flow from investing activities:
Purchase of Real estate investments	$(63,990)	(4,382)
Proceeds from the sale of Real estate investments	129	$-
Decrease in notes receivable	511	1,000
Net cash used in investing activities	$(63,350)	$(3,382)

Cash flows from financing activities:
Proceeds from senior debt, net of discount	$-	13,744
Proceeds from issuance of bonds, net of issuance costs	63,000	-
Repayment of bonds	(22,518)	(25,742)
Proceeds from the sale of bonds	1,700	-
Repayment of senior debt	(15,070)	(7,607)
Decrease in loans from others	-	(70)
Decrease in loans from affiliates and related parties	-	(14,906)
Proceeds from sale of common member units	-	1,720
Proceeds from sale of preferred member units	-	19,935
Payment of Preferred dividends	(1,516)	-
Net cash provided by (used in) financing activities	$25,596	$(12,926)
(Decrease) increase in cash and cash equivalent and restricted cash and equivalents	$(6,510)	$6,077
Cash and cash equivalents and restricted cash and equivalents at the beginning of the period	42,059	37,245
Cash and cash equivalents and restricted cash and equivalents at the end of the period	$35,549	$43,322

F-60

STRAWBERRY FIELDS REIT, Inc. and subsidiaries

STRAWBERRY FIELDS REIT, LLC and Subsidiaries (predecessor)

Supplemental Disclosure of Cash Flow Information:

Cash paid during the period for interest	$16,925	$20,103
Supplemental schedule of noncash investing activities:
Accumulated other comprehensive loss:
Change in unrealized gain on derivative	$-	$10
Foreign currency translation adjustments	$291	$(805)
Transfer of loans from affiliates and related parties for common and preferred member units	$-	$3,290
Decrease in additional paid in capital in connection with acquisition of net assets of SFMS	$-	$(1,162)
Increase in accounts payable and accrued liabilities in connection with acquisition of net assets of SFMS	$-	$1,282
Note receivable in connection with real estate investment sale	$9,027	$-
Buyer assumption of senior debt in connection with real estate investment sale	$16,945	$-
OP units issued in connection with purchase of real estate investments	$16,997	$-

See accompanying notes to consolidated financial statements

F-61

STRAWBERRY FIELDS REIT, Inc.

STRAWBERRY FIELDS REIT, LLC AND SUBSIDIARIES (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Business

Overview

The Company

STRAWBERRY FIELDS REIT Inc (“SF REIT Inc.” or “Company”) was formed as a Maryland corporation in July 2019 and commenced operations on June 8, 2021, following the completion of the formation transactions. The Company conducts its business through a traditional UPREIT structure in which all of its assets are owned by Strawberry Fields Realty, LP, a Delaware limited partnership formed in July 2019, (the “Operating Partnership”, “SF LP”, or “OP”) through limited liability companies or other subsidiaries.

On June 8, 2021, the Company completed the formation transactions. All of the assets and liabilities that the Company owns or controls following the completion of the formation transactions were owned by former subsidiaries of Strawberry Fields REIT, LLC (the “Predecessor Company”). The Predecessor Company entered into a contribution agreement with the Company and the Operating Partnership, pursuant to which the Predecessor Company contributed all of the assets of the Predecessor Company to the Operating Partnership, and the Operating Partnership assumed all of its liabilities. In exchange, the Predecessor Company received units of limited partnership (“OP units”) in the Operating Partnership and immediately distributed them to its owners. The Company immediately offered some of the holders of the OP units, other than certain Prior Beneficial Owners of the Predecessor Company, the opportunity to exchange some of their OP units for an equal number of shares of common stock of the Company. The Company has excluded certain of the Prior Beneficial Owners from the exchange because the exchange of their OP units for shares of the Company’s common stock could result in their beneficial ownership of more than 9.8% of the outstanding shares of the Company in violation of the ownership limitations set forth in the Company’s organizational documents. Following the completion of the formation transactions, the Company is the general partner and sole decision maker of the Operating Partnership and owns approximately 11.3% of the outstanding OP units. The Company’s board of directors oversees our business affairs. The formation transactions were accounted for at historical cost.

As the sole general partner of the Operating Partnership, the Company has the exclusive power under the partnership agreement to manage and conduct its business affairs, subject to certain limited approval and voting rights of the limited partners. The Company may issue additional OP units or preferred OP units of limited partnership interest in the Operating Partnership, in connection with property acquisitions, compensation or otherwise.

As of September 30, 2021, the Company owned 78 properties and leased one property that is subleased to a tenant that operates the facility.

Predecessor Company

Strawberry Fields, REIT LLC (the “Predecessor Company”) is an Indiana limited liability company organized on August 4, 2014.

The Predecessor Company primarily invested in real estate serving the healthcare industry in the United States. The Predecessor Company through its subsidiaries, owned skilled nursing facilities, long-term acute care hospitals, a rehabilitation clinic, and other healthcare related properties in the States of Illinois, Indiana, Michigan, Texas, Ohio, Tennessee, Kentucky, Oklahoma, and Arkansas. Prior to the formation transaction, the Predecessor Company owned 72 properties and leased one property that is subleased to a tenant that operates the facility.

F-62

NOTE 1. Business (Cont.)

Basis of Presentation

The Company maintains its accounting records on an accrual basis in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

These consolidated financial statements are presented in U.S. dollars.

On June 8, 2021, we completed the following formation transactions and related transactions:

●	the Predecessor Company contributed all of its assets owned as of June 8, 2021, to Strawberry Fields Realty LP (the “Operating Partnership”), and the Operating Partnership assumed all of the liabilities of the Predecessor Company as of the same date;

●	the Operating Partnership issued 51,686,280 common partnership interests (the “OP units”) to the Predecessor Company, which were distributed to the beneficial owners of the Predecessor Company; and

●	the Company issued 5,824,846 shares of its common stock to the members of the Predecessor Company and their beneficial owners and their transferees in exchange for 5,824,846 OP units.

Following the completion of the formation transactions, the Company owned approximately 11.3% or 5,844,166 of the outstanding OP units in the Operating Partnership. As of September 30, 2021 the Company owns approximately 11% of the Operating Partnership.

Interim Consolidated Financial Statements

The accompanying unaudited, consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, and the Securities and Exchange Commission (“SEC”) rules for interim financial reporting. Certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been omitted pursuant to such rules and regulations. However, in the opinion of management, the accompanying interim consolidated financial statements reflect all normal recurring adjustments necessary to present fairly the Company’s consolidated financial position as of September 30, 2021, and the consolidated results of operations and cash flows for the periods presented. The consolidated results of operations for interim periods are not necessarily indicative of the results of operations to be expected for any subsequent interim period or for the fiscal year ending December 31, 2021.

The following is a summary of the Predecessor Company’s Consolidated Statement of Income for the period from January 1, 2021, through June 7, 2021, and the Company’s Consolidated Statement of Income for the period from June 8, 2021, to September 30, 2021. These amounts are included in the accompanying Consolidated Statements of Income herein for the Nine months ended September 30, 2021. All balances as of December 31, 2020, and for the Nine months ended September 30, 2020, are those of the Predecessor Company.

F-63

NOTE 1. Business (Cont.)

Interim Consolidated Financial Statements (Cont.)

	Predecessor	SF REIT, INC.
	January 1, 2021 through June 7, 2021	June 8, 2021 through September 30, 2021	TOTAL
Revenues
Rental revenues	$35,440	$28,611	$64,051

Expenses:
Depreciation	$10,303	$7,552	$17,855
Amortization	1,323	948	2,271
General and administrative expenses	1,928	2,746	4,674
Property taxes	4,039	3,853	7,892
Facility rent expenses	217	386	603
Provision for doubtful accounts	93	-	93
Total expenses	$17,903	$15,485	$33,388
Income from operations	17,537	13,126	30,663

Interest expense, net	$(8,769)	$(6,710)	$(15,479)
Amortization of deferred financing costs	(132)	(95)	(227)
Mortgage insurance premium	(691)	(603)	(1,294)
Total interest expense	$(9,592)	$(7,408)	$(17,000)
Other income-
Gain from sale of real estate investments	3,842	-	3,842
Net income	$11,787	$5,718	$17,505
Less net income attributable to non-controlling interest	$-	(5,072)	(5,072)
Net income attributable to Predecessor Company	-	-	(11,787)
Net income attributable to common stockholders	$-	$646	646

Variable Interest Entity

We consolidate the Operating Partnership, a Variable Interest Entity (“VIE”) in which we are considered the primary beneficiary. The primary beneficiary is the entity that has (i) the power to direct the activities that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE.

Non-Controlling Interest

A non-controlling interest is defined as the portion of the equity in an entity not attributable, directly or indirectly, to the Company. Non-controlling interests are required to be presented as a separate component of equity in the consolidated balance sheets. Accordingly, the presentation of net income is modified to present the income attributed to controlling and non-controlling interests. Non-controlling interest in the Company represent OP units held by the Predecessor Company’s members and represent approximately 89% of the Operating Partnership as of September 30, 2021. Operating Partnership unit holders are entitled to share in cash distributions from the Operating Partnership in proportion to their percentage ownership of OP units. Net income is allocated to non-controlling interest based on the weighted-average of OP units outstanding during the period.

F-64

NOTE 1. Business (cont.)

Real Estate Acquisitions

On June 5, 2020, The Predecessor Company acquired a property located in Kentucky for a purchase price of $4.4 million, which was paid in cash. This property contains 90 skilled nursing facility beds and 18 assisted living facility / independent living beds with an aggregate of 108 licensed beds and approximately 46,500 square feet. Concurrently with the closing of the acquisition, the Predecessor Company leased this property to third-party operators, which will operate and manage the property for 10 years in exchange of annual base rent of $540,000. The lease includes an annual increase of approximately 3% in the rent and two extension options of five years each. This property is included under the Landmark master lease.

On August 25, 2021, the Company acquired five properties located in Tennessee and one in Kentucky (the “Tennessee/Kentucky Properties”) for an aggregate acquisition cost of $81.0 million, which was paid through the issuance of 1,545,217 OP units valued at $16,997,000 and a cash payment of $63,990,000. Moishe Gubin, our Chairman and Chief Executive Officer, agreed to purchase the OP units issued to the sellers either at cost or fair market value (whichever is higher) 12 months after the closing at the option of the sellers. The properties contain skilled nursing facilities of approximately 223,000 square feet and 515 beds. The Company financed a portion of the cash portion of the purchase price from the net proceeds received by the Company from the sale of Series C Bonds in Israel.

We leased the five Tennessee facilities to related parties under a new Tennessee master lease, and the one Kentucky property to an unrelated third party under the existing Landmark master lease. As a result of the lease of these properties, our annual base rent will increase by approximately $8.1 million in the first year, with annual increases of 3% thereafter.

Dispositions

On February 12, 2021, the Predecessor Company closed on the sale of five properties in Illinois to a group of unrelated third parties for a total purchase price of $26.1 million. The purchasers paid $9.0 million of the purchase price through the delivery of notes payable to the Predecessor Company and also assumed approximately $16.9 million in outstanding HUD mortgages on these assets. The notes bear a fixed interest rate of 5% per annum with fixed monthly payments of principal and interest of $92,900 for a period of 10.5 years. The Company recognized a gain of $3.8 million in connection with the sale of these real estate investments.

Fiscal Year End

The Company has adopted a fiscal year end of December 31.

NOTE 2. Summary of Significant Accounting Policies

Use of Estimates

Management is required to make estimates and assumptions in the preparation of the consolidated financial statements in conformity with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from management’s estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its Predecessor Company, the Operating Partnership and its wholly-owned subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

F-65

NOTE 2. Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less when purchased.

The Company’s cash, cash equivalents and restricted cash and cash equivalents periodically exceed federally insurable limits. The Company monitors the cash balances in its operating accounts and adjusts the cash balances as appropriate; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, the Company has experienced no loss or lack of access to the cash in its operating accounts. On September 30, 2021, and December 31, 2020, the Company had $22,822,000 and the Predecessor Company had $30,815,000, respectively, on deposit in excess of federally insured limits.

Restricted Cash and Cash Equivalents

Restricted cash primarily consists of amounts held by mortgage lenders to provide for real estate tax expenditures, tenant improvements, capital expenditures and security deposits.

Real Estate Depreciation

Real estate costs related to the acquisitions and improvement of properties are capitalized and depreciated over the expected life of the asset on a straight-line basis. Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset. The Company considers the period of future benefit of an asset to determine its appropriate useful life. Expenditures for tenant improvements are capitalized and amortized over the shorter of the tenant’s lease term or expected useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Building and improvements	7-53 years
Equipment and personal property	1-14 years

Real Estate Valuation

We make estimates as part of our allocation of the purchase price of acquisitions to the various components of the acquisition based upon the fair value of each component. In determining fair value, we use current appraisals or other third-party valuations. The most significant components of our allocations are typically the allocation of fair value to land and buildings and, for certain of our acquisitions, in place leases and other intangible assets. In the case of the fair value of buildings and the allocation of value to land and other intangibles, the estimates of the values of these components will affect the amount of depreciation and amortization we record over the estimated useful life of the property acquired or the remaining lease term. In the case of the value of in place leases, we make best estimates based on the evaluation of the specific characteristics of each tenant’s lease. Factors considered include estimates of carrying costs during hypothetical expected lease up periods, market conditions and costs to execute similar leases. These assumptions affect the amount of future revenue that we will recognize over the remaining lease term for the acquired in place leases.

We evaluate each purchase transaction to determine whether the acquired assets meet the definition of a business. Transaction costs related to acquisitions that are not deemed to be businesses are included in the cost basis of the acquired assets, while transaction costs related to acquisitions that are deemed to be businesses are expensed as incurred. All of our acquisitions of investment properties qualified as asset acquisitions during the Nine-month periods ended September 30, 2021 and 2020.

F-66

NOTE 2. Summary of Significant Accounting Policies (Cont.)

Revenue Recognition

Rental income from operating leases is generally recognized on a straight-line basis over the terms of the leases. Substantially most of our leases contain provisions for specified annual increases over the rents of the prior year and are generally computed in one of three methods depending on specific provisions of each lease as follows:

(i)	a specified annual increase over the prior year’s rent, generally between 1.0% and 3.0%;

(ii)	a calculation based on the Consumer Price Index; or

(iii)	specific dollar increases.

Contingent revenue is not recognized until all possible contingencies have been eliminated. We consider the operating history of the lessee and the general condition of the industry when evaluating whether all possible contingencies have been eliminated and have historically, and expect in the future, to not include contingent rents as income until received. We follow a policy related to rental income whereby we consider a lease to be non-performing after 60 days of non-payment of past due amounts and do not recognize unpaid rental income from that lease until the amounts have been received.

Rental revenues relating to non-contingent leases that contain specified rental increases over the life of the lease are recognized on the straight-line basis. Recognizing income on a straight-line basis requires us to calculate the total non-contingent rent containing specified rental increases over the life of the lease and to recognize the revenue evenly over that life. This method results in rental income in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable asset included in our accompanying consolidated balance sheets. At some point during the lease, depending on its terms, the cash rent payments eventually exceed the straight-line rent which results in the straight-line rent receivable asset decreasing to zero over the remainder of the lease term. We assess the collectability of straight-line rent in accordance with the applicable accounting standards and our reserve policy. If the lessee becomes delinquent in rent owed under the terms of the lease, we may provide a reserve against the recognized straight-line rent receivable asset for a portion, up to its full value, that we estimate may not be recoverable.

Capitalized above-market lease values are amortized as a reduction of rental income over the remaining terms of the respective leases. Capitalized below-market leases are accreted to rental income over the remaining terms of the respective leases and expected below-market renewal option periods.

We report revenues and expenses within our triple-net leased properties for real estate taxes that are escrowed and obligations of the tenants in accordance with their respective lease with us.

Gain from sale of real estate investments was recognized when control of the property was transferred and it is probable that substantially all consideration will be collected.

Allowance for Doubtful Accounts

The Company evaluates the liquidity and creditworthiness of its tenants, operators and borrowers on a monthly and quarterly basis. The Company’s evaluation considers industry and economic conditions, individual and portfolio property performance, credit enhancements, liquidity and other factors. The Company’s tenants, borrowers and operators furnish property, portfolio and guarantor/operator-level financial statements, among other information, on a monthly or quarterly basis; the Company utilizes this financial information to calculate the lease or debt service coverages that it uses as a primary credit quality indicator. Lease and debt service coverage information is evaluated together with other property, portfolio and operator performance information, including revenue, expense, net operating income, occupancy, rental rate, reimbursement trends, capital expenditures and EBITDA (defined as earnings before interest, tax, and depreciation and amortization), along with other liquidity measures. The Company evaluates, on a monthly basis or immediately upon a significant change in circumstance, its tenants’, operators’ and borrowers’ ability to service their obligations with the Company.

F-67

NOTE 2. Summary of Significant Accounting Policies (Cont.)

Allowance for Doubtful Accounts (Cont.)

The Company maintains an allowance for doubtful accounts for straight-line rent receivables resulting from tenants’ inability to make contractual rent and tenant recovery payments or lease defaults. For straight-line rent receivables, the Company’s assessment is based on amounts estimated to be recoverable over the lease term.

Impairment of Long-Lived Assets and Goodwill

The Company assesses the carrying value of real estate assets and related intangibles (“real estate assets”) when events or changes in circumstances indicate that the carrying value may not be recoverable. The Company tests its real estate assets for impairment by comparing the sum of the expected future undiscounted cash flows to the carrying value of the real estate assets. The expected future undiscounted cash flows are calculated utilizing the lowest level of identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. If the carrying value exceeds the expected future undiscounted cash flows, an impairment loss will be recognized to the extent that the carrying value of the real estate assets is greater than their fair value.

Goodwill is tested for impairment at least annually based on certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its’ carrying value. Potential impairment indicators include a significant decline in real estate values, significant restructuring plans, current macroeconomic conditions, state of the equity and capital markets or a significant decline in the Company’s market capitalization. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its’ carrying value, the Company applies the required two-step quantitative approach. The quantitative procedures of the two-step approach (i) compare the fair value of a reporting unit with its carrying value, including goodwill, and, if necessary, (ii) compare the implied fair value of reporting unit goodwill with the carrying value as if it had been acquired in a business combination at the date of the impairment test. The excess fair value of the reporting unit over the fair value of assets and liabilities, excluding goodwill, is the implied value of goodwill and is used to determine the impairment amount, if any. The Company has selected the fourth quarter of each fiscal year to perform its annual impairment test.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash and cash equivalents, notes receivable and operating leases on owned properties. Our financial instruments, notes receivable and operating leases, are subject to the possibility of loss of carrying value as a result of the failure of other parties to perform according to their contractual obligations or changes in market prices which may make the instrument less valuable. Cash and cash equivalents, restricted cash and equivalents are held with various financial institutions. From time to time, these balances exceed the federally insured limits. These balances are maintained with high quality financial institutions which management believes limits the risk.

With respect to notes receivable, we obtain various collateral and other protective rights, and continually monitor these rights, in order to reduce such possibilities of loss. In addition, we provide reserves for potential losses based upon management’s periodic review of our portfolio. The Company and the Predecessor Company held $7.74 million in real estate mortgage loans on September 30, 2021 and December 31, 2020; and $3.1 million of notes receivable on September 30, 2021 and December 31, 2020.

During 2018, the Predecessor Company undertook to acquire five properties located in Massachusetts through the acquisition of the loans secured by first mortgages on the properties. In this regard, the Predecessor Company purchased mortgage loans from the lenders for a price of $7.74 million. During 2019, the Predecessor Company subsequently advanced $3.1 million under the mortgages to repay other debts related to the properties. The Predecessor Company had an informal understanding with the owner that, in exchange for the cancellation of the loans, the owner would transfer title to the properties to the Predecessor Company.

F-68

NOTE 2. Summary of Significant Accounting Policies (Cont.)

Concentrations of Credit Risk (Cont.)

However, subsequent to the purchase of the loans but prior to the transfer of the properties, the Predecessor Company cancelled the planned transfer because the owner was forced to surrender its licenses to the State of Massachusetts due to cash flow issues. The Company is currently seeking to collect the outstanding amount of the loans. Although the Company believes that the loans will be paid in full through the sale of the properties to a third party and personal guarantees from the principals of the owner, the Company elected to record, reserve for doubtful accounts to reflect the uncertainty concerning the recovery of the Company’s investment in the loans. As of September 30, 2021, the total reserve for doubtful accounts was $5.82 million. The Company continually monitors the collection efforts and reviews the need to adjust the reserves. In addition, based on third party appraisals, the assets were appraised at $5.6 million which exceeds the net book value of the mortgages of $5.0 million as of September 30, 2021.

In addition, the Company and the Predecessor Company held $9.9 million and $1.3 million in seller note receivable on September 30, 2021, and December 31, 2020; respectively provided to buyers of the Company’s and Predecessor Company’s assets. These seller notes are performing as agreed.

Market Concentration Risk

The Company owns 78 properties and leases 1 property in 9 states, with 21 properties or 26.6% of its total properties located in Illinois (which include 4,327 skilled nursing beds or 41.50% of the Company’s total beds) and 15 properties or 19.0% of its total properties in Indiana (which include 1,388 skilled nursing beds or 13.3% of the Company’s total beds). Since tenant revenue is primarily generated from Medicare and Medicaid, the operations of the Company are indirectly subject to the administrative directives, rules and regulations of federal and state regulatory agencies, including, but not limited to, Centers for Medicare and Medicaid Services, and the Department of Health and Aging in all states in which the Company operates. Such administrative directives, rules and regulations, including budgetary reimbursement funding, are subject to change by an act of Congress, the passage of laws by the state regulators or an administrative change mandated by one of the executive branch agencies. Such changes may occur with little notice or inadequate funding to pay for the related costs, including the additional administrative burden, to comply with a change.

Derivatives and Hedging

During its normal course of business, the Company uses certain types of derivative instruments for the purpose of managing foreign currency risk. To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. In addition, at inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions, must be, and are expected to remain, probable of occurring in accordance with the Company’s related assertions. Using certain of its New Israeli Shekel (“NIS”) denominated debt, the Company applies net investment hedge accounting to hedge the foreign currency exposure from its net investment in NIS-functional subsidiaries. The variability of the NIS-denominated debt due to changes in the NIS to U.S. dollar (“USD”) exchange rate (“translation value”) is recognized as part of the cumulative translation adjustment component of accumulated other comprehensive loss.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivative instruments that are part of a hedging relationship to specific forecasted transactions as well as recognized obligations or assets in the consolidated balance sheets.

The Company also assesses and documents, both at inception of the hedging relationship and on a quarterly basis thereafter, whether the derivative instruments are highly effective in offsetting the designated risks associated with the respective hedged items. If it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues its cash flow hedge accounting prospectively and records the appropriate adjustment to operations based on the current fair value of the derivative instrument.

F-69

NOTE 2. Summary of Significant Accounting Policies (Cont.)

Debt and Capital Raising Issuance Costs

Costs incurred in connection with the issuance of equity interests are recorded as a reduction of additional paid-in capital. Debt issuance costs related to debt instruments, excluding line of credit arrangements, are deferred, recorded as a reduction of the related debt liability, and amortized to interest expense over the remaining term of the related debt liability utilizing the interest method. Deferred financing costs related to line of credit arrangements are deferred, recorded as an asset and amortized to interest expense over the remaining term of the related line of credit arrangement utilizing the interest method.

Penalties incurred to extinguish debt and any remaining unamortized debt issuance costs, discounts and premiums are recognized as income or expense in the consolidated statements of income at the time of extinguishment.

Segment Reporting

Accounting guidance regarding disclosures about segments of an enterprise and related information establishes standards for the manner in which public business enterprises report information about operating segments. Our investment decisions in health care properties, and resulting investments are managed as a single operating segment for internal reporting and for internal decision-making purposes. Therefore, we have concluded that we operate as a single segment.

Income Per Common Share

The Company calculates basic income per common share by dividing net income by the weighted average number of common shares outstanding during the period. At September 30, 2021, there were 47,406,651 OP units outstanding which are potentially dilutive securities. However, the assumed conversion of the OP units had no impact on basic income per share.

Foreign Currency Translation and Transactions

Assets and liabilities denominated in foreign currencies that are translated into U.S. dollars use exchange rates in effect at the end of the period, and revenues and expenses denominated in foreign currencies that are translated into U.S. dollars use average rates of exchange in effect during the related period. Gains or losses resulting from translation are included in accumulated other comprehensive loss, a component of equity on the consolidated balance sheets.

Gains or losses resulting from foreign currency transactions are translated into U.S. dollars at the rates of exchange prevailing at the dates of the transactions. The effects of transaction gains or losses, if any, are included in other income, in the consolidated statements of income.

Fair Value Measurement

The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

● Level 1—quoted prices for identical instruments in active markets;

● Level 2—quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

F-70

NOTE 2. Summary of Significant Accounting Policies (Cont.)

Fair Value Measurement (Cont.)

● Level 3—fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at fair value. When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1. In instances where a market price is available, but the instrument is in an inactive or over-the-counter market, the Company consistently applies the dealer (market maker) pricing estimate and classifies the asset or liability in Level 2. If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads and/or market capitalization rates. Items valued using such internally generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, the asset or liability could be classified in either Level 2 or Level 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by the Company include discounted cash flow valuation models.

Real Estate Investments – Held for Sale

On December 31, 2020, the Predecessor Company had real estate investments held for sale, which are carried at the lower of their net book value or fair value on a non-recurring basis on the consolidated balance sheets. The fair value of real estate investments held for sale exceeded their net book value. As of September 30, 2021, the Company had no real estate investment held for sale. The Company’s real estate investments held for sale were classified as Level 2 of the fair value hierarchy.

Stock-Based Compensation

The Company accounts for share-based payment awards in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. ASC 718 requires all entities to apply a fair value-based measurement method in accounting for share-based payment transactions. The Company recognizes share-based payments over the vesting period.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 is intended to improve financial reporting by requiring timelier recognition of credit losses on loans and other financial instruments held by financial institutions and other organizations. The amendments in ASU 2016-13 eliminate the “probable” initial threshold for recognition of credit losses in current accounting guidance and, instead, reflect an entity’s current estimate of all expected credit losses. Previously, when credit losses were measured under current accounting guidance, an entity generally only considered past events and current conditions in measuring the incurred loss. The amendments in ASU 2016-13 broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. The use of forecasted information incorporates more timely information in the estimate of expected credit loss. A reporting entity is required to apply the amendments in ASU 2016-13 using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption.

Upon adoption of ASU 2016-13, the Company is required to reassess its financing receivables, including leases and notes receivable, and expects that application of ASU 2016-13 may result in the Company recognizing credit losses at an earlier date than would otherwise be recognized under current accounting guidance. On October 16, 2019 the FASB approved ASU 2019-10 which extends the effective date of ASU 2016-13 to January 1, 2023, for smaller reporting companies. Adoption of ASU 2016-13 on January 1, 2023, is not expected to be material to the Company’s consolidated financial position and results of operations.

F-71

NOTE 3. Restricted Cash and Equivalents

The following table presents the Company’s and the Predecessor Company’s cash and equivalents and escrow deposits:

	September 30,	December 31,
	2021	2020
	(amounts in $000’s)
Escrow with trustee	$651	$1,594
MIP escrow accounts	908	1,309
Other escrow and debt deposits	836	847
Property tax and insurance escrow	1,484	5,088
Interest reserve bonds escrow	5,937	4,602
HUD replacement reserves	12,674	10,808
Total restricted cash and equivalents	$22,490	$24,248

Escrow with trustee - The Company transfers funds to the trustee for its Series A Bonds to cover principal and interest payments prior to the payment date.

MIP escrow accounts - The Company is required to make monthly escrow deposits for mortgage insurance premiums on the HUD guaranteed mortgage loans.

Other escrow and debt deposits – The Company funds various escrow accounts under certain of its loan agreements, primarily to cover debt service on underlying loans,

Property tax and insurance escrow - The Company funds escrows for real estate taxes and insurance under certain of its loan agreements.

Interest reserve bonds escrow - The indentures for the Series A Bonds, Series B Bonds and Series C Bonds require the funding of a six-month interest reserve. See Note 7 - Notes Payable and Other Debt.

HUD replacement reserves - The Company is required to make monthly payments into an escrow for replacement and improvement of the project assets covered by HUD guaranteed mortgage loans. A portion of the replacement reserves are required to be maintained until the applicable loan is fully paid.

NOTE 4. Real Estate Investments, net

Real estate investments consist of the following:

	Estimated	September 30,	December 31,
	Useful Lives	2021	2020
	(Years)	(Amounts in $000’s)
Buildings and improvements	7-53	$493,937	$422,079
Equipment and personal property	1-14	78,011	72,207
Land	-	60,010	56,685
		631,958	550,971
Less: accumulated depreciation		(162,703)	(144,848)
Real estate investments, net		$469,255	$406,123

For the Nine months ended September 30, 2021, and 2020, total depreciation expense was $17.9 million and $17.7 million, respectively.

F-72

NOTE 5. Intangible Assets and Goodwill

Intangible assets consist of the following goodwill, Certificate of Need (“CON”) licenses and lease rights:

	Goodwill including CON Licenses	Lease Rights	Total
	(Amounts in $000’s)
Balances, December 31, 2019
Gross	$1,323	$54,577	$55,900
Accumulated Amortization	-	(35,183)	(35,183)
Net carrying amount	1,323	19,394	20,717
Amortization for the Nine months ended September 30, 2020	-	(2,272)	(2,272)
Balances, September 30, 2020
Gross	1,323	54,577	55,900
Accumulated Amortization	-	(37,455)	(37,455)
Net carrying amount	$1,323	$17,122	$18,455

Balances, December 31, 2020
Gross	$1,323	$54,577	$55,900
Accumulated amortization	-	(38,212)	(38,212)
Net carrying amount	1,323	16,365	17,688
Amortization for the Nine months ended September 30, 2021	-	(2,271)	(2,271)
Balances, September 30, 2021
Gross	1,323	54,577	55,900
Accumulated amortization	-	(40,483)	(40,483)
Net carrying amount	$1,323	$14,094	$15,417

Estimated amortization expense for all finite-lived intangible assets for each of the future years ending December 31, is as follows:

Amortization of Lease Rights
(Amounts in $000’s)
2021 (three months)	$757
2022	3,028
2023	3,028
2024	3,028
2025	3,028
Thereafter	1,225
Total	$14,094

F-73

NOTE 6. Leases

As of September 30, 2021 and December 31, 2020, the Company and the Predecessor Company had leased 79 and 78 properties, respectively, to tenant/operators in the states of Illinois, Indiana, Michigan, Ohio, Texas, Kentucky, Tennessee, Oklahoma and Arkansas. As of September 30, 2021, and December 31, 2020, except for two long-term acute care hospitals (“LTACH”) facilities, all of the Company’s and Predecessor Company’s facilities were leased. Most of these facilities are leased on a triple net basis, meaning that the lessee (i.e., operator of the facility) is obligated under the lease for all expenses of the property in respect to insurance, taxes and property maintenance, as well as the lease payments.

The following table provides additional information regarding the properties owned/leased by the Company and the Predecessor Company for the periods indicated:

	September 30,	December 31,
	2021	2020
Cumulative number of properties	79	78
Cumulative number of operational beds	10,426	10,360

The following table provides additional information regarding the properties/facilities leased by the Company as of September 30, 2021:

State	Number of Operational Beds/Units	Owned by Company	Leased by Company	Total
Illinois	4,327	21	-	21
Indiana	1,388	14	1	15
Michigan	100	1	-	1
Ohio	238	4	-	4
Tennessee	1,056	12	-	12
Kentucky	1,045	9	-	9
Arkansas	1,572	13	-	13
Oklahoma (*)	137	1	-	1
Texas (*)	563	3	-	3
Total properties	10,426	78	1	79

Facility Type
Skilled Nursing Facilities	10,174	71	1	72
Long-Term Acute Care Hospitals	153	4	-	4
Assisted Living Facility	99	3	-	3
Total facilities	10,426	78	1	79

(*) Each property is comprised of a skilled nursing facility and long-term acute care hospital.

As of September 30, 2021, total future minimum rental revenues for the Company’s tenants are as follows:

Year	Amount
(Amounts in $000s)
2021 (three-month period)	$20,106
2022	81,475
2023	81,370
2024	82,833
2025	72,663
Thereafter	204,822
Total	$543,269

F-74

NOTE 6. Leases (cont.)

Properties Leased by the Company and Subleased to Third-Party Operators

The Company has entered into one lease as lessee for a skilled nursing facility as of September 30, 2021. The lease has an initial lease term of 10 years. Rental expense under the operating leases for the periods ended September 30, 2021 and 2020 was $288,000 and $218,000 respectively.

The following table provides summary information regarding the number of operational beds associated with a property leased by the Company and subleased to third-party operators:

	September 30,	December 31,
	2021	2020
Number of facilities leased and subleased to third-parties	1	1
Number of operational beds	68	68

Future minimum operating lease payments under non-cancellable leases as of September 30, 2021, reconciled to our operating lease liability presented on the consolidated balance sheets:

(Amounts in $000s)
2021 (three-month period)	$94
2022	375
2023	375
2024	375
2025	375
Thereafter	843
Total	$2,437
Less Interest	(301)
Total operating lease liability	$2,136

Other Properties leased by the Company

The Company, through one of its subsidiaries, leases its office spaces from a related party. Rental expense under the leases for the period ended September 30, 2021, was $148,000. There was no rent expense related to these office spaces during the period ended September 30, 2020.

F-75

NOTE 7. Notes Payable and Other Debt

Notes Payable and Other Debt consist of the following:

	Weighted Interest Rate at September 30,	September 30,	December 31,
	2021	2021	2020
		(Amounts in $000s)
HUD guaranteed bank loans	3.28%	$284,618	$307,064
Bank loans	3.49%	25,439	34,591
Series A, Series B and Series C Bonds	5.41%	187,825	144,475
Loans from others	5.48%	1,353	$1,770
Gross Notes Payable and other Debt		$499,235	$487,900
Debt issuance costs		(2,786)	(1,434)
Net Notes Payable and other Debt		$496,449	$486,466

Principal payments on the Notes Payable and Other Debt payable through maturity are as follows (amounts in $000s):

Year Ending December 31,
2021 (three-month period)	$2,381
2022	124,199
2023	36,726
2024	23,413
2025	12,084
Thereafter	300,432
$499,235

Debt Covenant Compliance

As of September 30, 2021 and December 31, 2020, the Company and the Predecessor Company had approximately 42 and 45, respectively, outstanding credit related instruments (credit facilities, mortgage notes, bonds and other credit obligations). Some of the instruments include financial covenants. Covenant provisions include, but are not limited to, debt service coverage ratios, and minimum levels of EBITDA (defined as earnings before interest, tax, and depreciation and amortization) or EBITDAR (defined as earnings before interest, tax, depreciation and amortization and rental expense). Some covenants are based on annual financial metric measurements, and some are based on quarterly financial metric measurements. The Company routinely tracks and monitors its compliance with its covenant provisions. As of September 30, 2021, the Company is in compliance with all financial and administrative covenants.

Senior Debt—Mortgage Loans Guaranteed by HUD

As of September 30, 2021, and December 31, 2020, the Company and the Predecessor Company had HUD guaranteed mortgage loans from financial institutions of $285 million and $307 million, respectively. These loans are secured by a first lien on the applicable property, an assignment of rent and a second lien on the operator’s assets. The Company pays HUD an annual mortgage insurance premium of 0.65% of the loan balance in addition to the interest rate. As a result, the overall interest rate paid by the Company with respect to the HUD guaranteed loans as of September 30, 2021 and December 31, 2020 was 3.93% and 3.97%, respectively (including the mortgage insurance premium).

F-76

NOTE 7. Notes Payable and Other Debt (Cont.)

Series B Bonds

In April 2018, the BVI Company issued Series B Bonds with a par value of NIS 239.3 million ($66.6 million) and received a net amount after issuance costs of NIS 234.4 million ($65.2 million). These Series B Bonds were issued at par.

In August 2018, the BVI Company issued additional Series B Bonds with a par value of NIS 125.0 million ($33.8 million) and received a net amount after issuance costs of NIS 121.2 million ($31.6 million). These Series B Bonds were issued at a price of 97.0% of par.

The Series B Bonds had an original interest rate of 4.95%. The interest rate on the Series B Bonds was increased to 5.20% in August 2019 due to the downgrade of the rating of the BVI Company by Standard & Poor’s from ilA to ilA- and as a result the Series B Bonds rating declined from ilA+ to ilA. On June 28, 2021, Standard & Poor’s / Maalot (“Maalot”) notified the Company that its Bond B rating was upgraded to ilA+ from ilA. This upgrade reduces the interest rate by 0.25% annually to 4.95%. Upon issuance, both the Company and the Bond A rating remain unchanged at ilA-.

The principal amount of the Series B Bonds is payable in three annual installments due on March 31 of each of the years 2020 through 2022. The first two principal payments are equal to 10% of the original principal amount of the Series B Bonds, and the last principal payments is equal to 80% of original principal amount of the Series B Bonds.

The Series B Bonds are secured by first mortgage on 24 of the properties owned through the BVI Company. The indenture for the Series B Bonds requires the BVI Company to maintain an interest reserve with the trustee in an amount equal to the next interest payment on the Series B Bonds. In addition, the BVI Company committed not to further encumber its assets under a general lien without obtaining the approval of the holders of the Series B Bonds, provided that the BVI Company may grant specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register general and specific liens on their assets. Under the indenture, the BVI Company can remove properties from the collateral (in case of HUD refinancing) and add properties and increase the amount of the bonds (up to NIS 500 million, or $154.85 million as translated at the September 30, 2021 exchange rate) as long as the ratio of total debt to asset value is not more than 65%.

The financial covenants of the BVI Company are measured based on its financial statements prepared in accordance with IFRS accounting principles. The annual rate of interest on the Series B Bonds will increase by 0.25%, but only once with respect to each breach of any such covenant, if: (i) the shareholders’ equity of the BVI Company (excluding minority interests) is less than $180 million, (ii) the ratio of adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 12, (iii) the ratio of equity to total assets is less than 27%, or (iv) the ratio of the outstanding balance of the Series B Bonds to value of the BVI Company’s properties is more than 75%. Compliance with these financial covenants is measured annually and quarterly based on the BVI Company’s annual financial statements and quarterly financial statements. As of September 30, 2021, the BVI Company was in compliance with the above covenants.

Additionally, the annual rate of interest on the Series B Bonds will increase by 0.25% if there is a decrease in the rating of the Series B Bonds, up to a maximum increase of 1.5% per year.

In the event of the increase in the rate of interest on the Series B Bonds for the above reasons, the rate will be decreased if the underlying cause of the interests is eliminated, provided that the rate of interest will not be less than 4.95%.

F-77

NOTE 7. Notes Payable and Other Debt (cont.)

Series A Bonds

In November 2015, the BVI Company issued Series A Bonds in the face amount of NIS 265.2 million ($68 million) and received the net amount after issuance costs of NIS 251.2 million ($64.3 million). During September 2016, the BVI Company issued at a premium of 103.6% additional Series A Bonds in the face amount of NIS 70.0 million ($18.6 million) and received a net amount after issuance costs of NIS 70.8 million ($18.8 million). During May 2017, the BVI Company issued at a premium of 105.9% additional Series A Bonds in the face amount of NIS 39.0 million ($10.7 million) and received a net amount after issuance costs of NIS 40.9 million ($11.3 million). The Series A Bonds had an original interest rate of 6.4% per annum. The effective weighted interest rate on the debentures, including those issued in the additional offering, is 7.4%.

The rate was increased to 6.65% in March 2017 due to the downgrade of the rating of the Series A Bonds by Standard & Poor’s from A to A-. The rate was further increased to 6.90% in August 2019 due to the downgrade of the rating of the BVI Company by Standard & Poor’s from ilA to ilA- and as a result the Series A Bond rating declined from ilA- to ilBBB+. On August 25th, 2020 Standard & Poor’s upgraded the rating on Bond A from ilBBB+ to ilA-, however, interest rate have not been increased based on the terms of the debenture.

The principal amount of the Series A Bonds is payable in eight annual installments due on July 1 of each of the years 2017 through 2024. The first four principal payments are equal to 15% of the original principal amount of the Series A Bonds, and each of the last four principal payments are equal to 10% of original principal amount of the Series A Bonds.

The Series A Bonds are not secured except for an interest reserve. The indenture for the Series A Bonds requires the BVI Company to maintain an interest reserve with the trustee equal to the next interest payment on the Series A Bonds. In addition, the BVI Company committed not to further encumber its assets under a general lien without obtaining the approval of the holders of the Series A Bonds, provided that the BVI Company may grant specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register general and specific liens on their assets.

The financial covenants of the BVI Company are measured based on its financial statements prepared in accordance with IFRS accounting principles. The annual rate of interest on the Series A Bonds will increase by 0.5%, but only once with respect to each breach of any such covenant, if: (i) the shareholders’ equity of the BVI Company (excluding minority interests) is less than $110 million, (ii) the ratio of adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 12 or (iii) the ratio of equity to total assets is less than 27%. Compliance with these financial covenants is measured annually and quarterly based on the BVI Company’s annual financial statements and quarterly financial statements. As of September 30, 2021, the BVI Company was in compliance with the above covenants.

Additionally, the annual rate of interest on the Series A Bonds will increase by 0.25% if there is a decrease in the rating of the Series A Bonds, up to a maximum increase of 1.25% per year. In the event of the increase in the rate of interest on the Series A Bonds for the above reasons, the rate will be decreased if the underlying cause of the interests is eliminated, provided that the rate of interest will not be less than 6.4%.

The BVI Company committed not to pledge its assets under general liens without obtaining the consent in advance of the debenture holders. Nevertheless, the BVI Company is entitled to register specific liens on its properties and also to provide guarantees; and its subsidiaries are entitled to register liens, including general and specific, on their assets.

F-78

NOTE 7. Notes Payable and Other Debt (cont.)

Series A Bonds (cont.)

Bond Repurchases

On December 10, 2018, the board of directors of the BVI Company approved a $1.0 million repurchase program (the “Program”) to repurchase Series A Bonds and Series B issued by the BVI Company. The Program was approved for a period of one year and expired on December 10, 2019. The Program was implemented based on the rules and regulations of the Israeli Securities Authority in relation to the self-purchase of corporate debt. On January 20, 2019, the Board of the BVI Company approved an extension to the Program allowing the Company to invest an additional $2.5 million of its own cash in the Program and to borrow up to $3.5 million to purchase additional bonds for a total Program amount of $7 million. On March 19, 2020, the Board of Directors of the BVI Company approved a $5 million new buyback program (“the Program”) to bond series A and series B. The Program was approved for a year and on March 21, 2021, the program was extended for another year to expire on March 20, 2022. As of December 31, 2020, the BVI Company had repurchased Series A Bonds at a cumulative cost of $3.2 million and recognized a cumulative gain of $886,000 as a result of bond retirement. On February 25, 2021, the company sold $1.7 million of these repurchased bonds at a discount of $8,500. The BVI Company did not make any bond purchases during 2021.

Series C Bonds

In July 2021, the BVI Company completed an initial offering on the Tel Aviv Stock Exchange (“TASE”) of Series C Bonds with a par value of NIS 208.0 million ($64.7 million). These Series C Bonds were issued at par. Offering and issuance costs of approximately $1.7 million were incurred at closing.

Interest

The Series C Bonds initially bear interest at a rate of 5.7% per annum. In July 2021, Standard & Poor’s provided an initial rating for the Series C Bonds of ilA+.

Interest on the Series C Bonds is payable semi-annually in arrears. The first interest payment is payable on January 31, 2022. The interest rate may increase if certain financial ratios are not achieved, as discussed below.

Payment Terms

The principal amount of the Series C Bonds is payable in five annual installments due on July 31 of each of the years 2022 through 2026. The first four principal payments are equal to 6% of the original principal amount of the Series C Bonds, and the last principal payments is equal to the outstanding principal amount of the Series C Bonds.

Financial Covenants

Until the date of full repayment of the Series C Bonds, the BVI Company must comply with certain financial covenants described below. The application of the covenants is based on the financial statements of the BVI Company as prepared under the IFRS accounting method.

● The stockholders’ equity of the BVI Company may not be less than $230 million.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 25%.

● The ratio of the adjusted net financial debt to adjusted EBITDA of the BVI Company (for the past four quarters) may not exceed 11.

● The ratio of the outstanding amount of the Series C Bonds to the fair market value of the collateral may not exceed 75%.

F-79

NOTE 7. Notes Payable and Other Debt (cont.)

Dividend Restrictions

The indenture for the Series C Bonds limits the amount of dividends that may be paid by the BVI Company to its stockholders. The BVI Company may not make any distribution unless all of the following conditions are fulfilled (with all amounts calculated under IFRS):

● The distribution amount may not exceed 80% of the net profit after tax that is recognized in the most recent consolidated financial statements of the BVI Company, less profits or losses arising from a change in accounting methods, net revaluation profits/losses (that have not yet been realized) arising from a change in the fair value of the assets with respect to the fair value in prior reporting period.

● The ratio of the consolidated stockholders’ equity of the BVI Company to its total consolidated balance sheet may not be less than 30%.

● The distributable profits for which no distribution was performed in a specific year will be added to the following quarters.

● The BVI Company’s equity at the end of the last quarter, before the distribution of dividends, less the dividends distributed, may not be less than $250 million.

● The BVI Company meets the financial conditions described above, and the Company is not in violation of all and/or any of its material undertakings to the holders of the Series C Bonds.

Increase in Interest Rate

In the event that:

(i) the stockholders’ equity of BVI Company (excluding minority interests) is less than $250 million;

(ii) the ratio of the adjusted net financial debt to adjusted EBITDA (for the latest four quarters) exceeds 11;

(iii) the ratio of the consolidated equity of the BVI Company to total consolidated assets of the BVI Company is below 27%; or

(iv) the ratio of outstanding amount of the Series C Bonds to the fair market value of the collateral for the Series B Bonds exceeds 75%,

then, in each case, the interest on the Series C Bonds will increase by an additional 0.5% annually, but only once with respect to each failure to meet these requirements. Compliance with these financial covenants is measured quarterly.

Additionally, if a decline in the rating of the Series C Bonds should take place, then for each single ratings decrease, the interest will be increased by 0.25% per year, up to a maximum increment of 1.25% annually.

In any case, the total increase in the interest rate as a result of the above adjustments will not exceed 1.5% per year. The increases in the interest rate will also be reversed if the BVI Company regains compliance.

F-80

NOTE 7. Notes Payable and Other Debt (cont.)

Series C Bonds (cont.)

Security

The Series C Bonds are secured by first mortgage liens on 9 of our properties. In addition, the Series C Bonds are also secured by interest and expenses reserves. The BVI Company has agreed not to pledge its assets pursuant to a general lien without obtaining the prior consent of the holders of the Series C Bonds, provided that the BVI Company is entitled to register specific liens on its properties and also to provide guarantees and its subsidiaries are entitled to register general and specific liens on their assets.

Under the terms of the indenture for the Series C Bonds, the BVI Company can take out properties from the collateral (in case of HUD refinancing) or to add properties and increase the Series C Bonds as long as the ratio of outstanding amount of the Series C Bonds to fair market value of the collateral is not more than 65%. In addition, starting from July 1, 2023, if the fair market value of the collateral is below 55%, the BVI Company can request to release collateral so the fair market value will increase to 55%.

Additional Bonds

The BVI Company can issue additional Series C Bonds at any time not to exceed to a maximum of NIS630 million (or $195 million).

Redemption Provisions

The BVI Company may, at its discretion, call the Series C Bonds for early repayment. In the event of the redemption of all of the Series C Bonds, the BVI Company would be required to pay the highest of the following amounts:

●	the market value of the balance of the Series C Bonds in circulation which will be determined based on the average closing price of the Series B Bonds for thirty (30) trading days before the date on which the board of directors resolves to undertake the early redemption;

●	the par value of the Series C Bonds available for early redemption in circulation (i.e., the principal balance of the Series C Bonds plus accrued interest until the date of the actual early redemption); or

●	the balance of the payments under the Series C Bonds (consisting of future payments of principal and interest), when discounted to their present value based on the annual yield of the Israeli government bonds plus an “additional rate.” The additional rate will be 1.0% per annum for early repayment performed by September 30, 2022, 2.5% from October 1, 2022 to September 30, 2023, and 3.0% thereafter.

Change of Control

The holders of a majority of the Series C Bonds may accelerate the outstanding balance of the Bonds if the control of the BVI Company is transferred, directly or indirectly, unless the transfer of control is approved by the holders of a majority of the Series C Bonds.

For the purpose of this provision, a transfer of control means a change of control of the BVI Company such that the BVI Company has a controlling stockholder that is not any of the “controlling stockholders” and/or is in the hands of any of their immediate family members (including through trusts that the controlling stockholders and/or any of their immediate family members are the beneficiaries under and/or are their managers). In this regard, “control” is defined in the Israeli Companies Law.

For purposes of the Series C Bonds, the “controlling stockholders” of the BVI Company are deemed to be Moishe Gubin and Michael Blisko.

F-81

NOTE 7. Notes Payable and Other Debt (cont.)

Related Party Debt

See Note 10 below.

Other Debt

As of September 30, 2021 and December 31, 2020, the Company had $1.4 and $1.8 million, respectively, in outstanding amounts due under notes due to sellers of properties.

NOTE 8. Commitments and Contingencies

Commitments

The Company guarantees from time-to-time obligations created by itself or its wholly owned subsidiaries.

Contingencies

Our operating results and financial condition are dependent on the ability of our tenants to meet their lease obligations to us. A pandemic, epidemic or outbreak of an infectious disease, such as the recent outbreak of respiratory illness caused by the novel coronavirus known as COVID-19, could adversely affect the ability of our tenants to meet their lease obligation by increasing their operating costs and reducing their income. Tenants may be required to make significant expenditures to prevent or contain such illnesses. Tenants’ revenues could be affected if public trust in skilled nursing facilities and long-term acute care hospitals were undermined because of such illnesses. Tenants’ revenues could also be adversely affected if a pandemic caused a temporary shutdown or diversion of patients, disrupted the delivery of medical supplies or caused staffing shortages. The risk to our tenants is enhanced because their facilities primarily serve the elderly, who are particularly at risk for respiratory illnesses such as COVID-19.

Although the amount of rent we receive from our tenants is not dependent on our tenants’ operating results, our tenants’ ability to fulfill their lease obligations, including the payment of rent, could be adversely affected if our tenants encountered significant financial difficulties due to a pandemic. To date, we do not believe that the recent coronavirus outbreak has had a material adverse impact on our tenants.

In March 2020, Joseph Schwartz, Rosie Schwartz, and certain companies owned by them filed a complaint in the U.S. District Court for the Northern District of Illinois against Moishe Gubin, Michael Blisko, the Company and 21 of its subsidiaries, as well as the operators of 17 of the facilities operated at our properties. The complaint was related to our acquisition of 16 properties located in Arkansas and Kentucky and the attempt to purchase 5 properties located in Massachusetts in a series of transactions that were completed between May 2018 and April 2019. The complaint was dismissed in 2020 for lack of jurisdiction.

In August 2020 Joseph Schwartz, Rosie Schwartz, and certain companies owned by them filed a new complaint in an Arkansas State Court with nearly identical claims but limited to the properties the Company purchased from the plaintiffs in Arkansas (the “Arkansas Action”). The aggregate acquisition cost of the Arkansas properties (inclusive of three properties that are not owned by the Company) was approximately $59.2 million. In each transaction, the purchase price for the property was paid through the satisfaction of mortgage indebtedness on the property, by assumption of otherwise, such that the mortgage lenders would release the property to the Company, free and clear. The Sellers, which were affiliates of Skyline Health Care, had encountered financial difficulties and requested the Company to acquire the properties.

In January 2021, in Cook County, Illinois state court, Joseph Schwartz, Rosie Schwartz, and certain companies owned by them filed a new complaint (although they did not place it for service for nearly nine (9) months (the “Illinois Action”). This Illinois action has nearly identical claims to the initial Federal action, but limited to the Kentucky and Massachusetts properties.

F-82

NOTE 8. Commitments and Contingencies (Cont.)

Contingencies (Cont.)

In both the Arkansas and Illinois Actions’ complaint, the plaintiffs have asserted claims for fraud, breach of contract and rescission arising out of the defendants alleged failure to perform certain post-closing obligations under the purchase contracts. The Company and its subsidiaries, and the operator co-defendants believe that each complaint is without merit and intend to vigorously defend the litigation and to assert counterclaims against the plaintiffs based on their failure to fulfill their obligations under the purchase contracts, interim management agreement, and operations transfer agreements. For the Illinois Action, there are significant jurisdictional hurdles for the plaintiffs, and the Company is evaluating whether to seek the dismissal on those grounds, or to litigate in its local courts. The Company believes these matters will be settled without a material or adverse effect on its consolidated financial statements.

NOTE 9. Stockholders’ Equity and Distributions

The Company intends to elect and qualify to be treated as a REIT commencing with the taxable year ending December 31, 2022. U.S. federal income tax law requires that a REIT distribute annually at least 90% of its net taxable income, excluding net capital gains, and that it pays tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income, including net capital gains. In addition, a REIT is required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions that it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years.

As of September 30, 2021, there are a total of 5,844,166 shares of common stock issued to the Predecessor Company and its affiliates in connection with our formation transactions and share granted to employees and employees of affiliated entities under the equity incentive plan. The outstanding shares are held by a total of 420 stockholders of record, including certain affiliates of the Company who hold 1,291,785 of these shares. All of these shares are “restricted securities” (as defined in Rule 144 under the Securities Act). They may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, including exemptions under Rule 144 or Rule 701 under the Securities Act.

At September 30, 2021 there are 47,406,651 OP units outstanding. Under the terms of the Operating Partnership agreement, such holders will have the right to request the redemption of their OP units commencing 12 months after the initial issuance of such OP units (or such shorter period as may be approved by the Company in its sole discretion). If a holder requests redemption, the Company will have the option of issuing shares of common stock to the requesting holder instead of cash. The Company has no current plans to permit these holders to seek redemption of their OP units prior to the 12-month period noted above. In addition, OP unit holders are required to obtain Company approval prior to the sale or transfer of any or all of such OP unit holders interest.

In addition, the Company has reserved a total of (a) 250,000 shares of common stock for future issuance under the equity incentive plan, and (b) 47,406,651 shares of common stock that may be issued, at the Company’s option, upon redemption of the OP units issued in the formation transactions. Any shares issued upon the redemption of the OP units will be restricted securities for purposes of Rule 144. During the period ended on September 30, 2021, the Company issued 19,320 shares under the equity incentive plan as part of the formation transaction. The Company expense in connection with the share issuance was approximately $190,000.

Prior to the formation transactions, the Predecessor Company’s outstanding equity consisted of 10,570 common units and 475 preferred units. Each preferred unit provided its holders with the rights to receive $4,500 annually in preferred dividend. The preferred units were converted to common OP units in connection with the formation transactions. Preferred unit dividends totaling $456,000 are included in other liabilities in the accompanying consolidated balance sheet on December 31, 2020.

F-83

NOTE 10. Related Party Transactions and Economic Dependence

The following entities/individuals are considered to be Related Parties:

Moishe Gubin	Chairman of the Board and a controlling Member of the Company
Michael Blisko	Director and a controlling Member of the Company
Ted Lerman	Director and a Member of the Company
Nahman Eingal	Chief Financial Officer and a Member of the Company
Operating entities	See list below
Steven Blisko	Owner of certain tenants and a brother of Michael Blisko

Lease Agreements with Related Parties

As of September 30, 2021 and December 31, 2020, each of the Company’s facilities except for two were leased and operated by separate tenants. Each tenant is a special purpose entity that leases the facility from one of the Company’s subsidiaries and operates the facility as a healthcare facility. The Company had 60 tenants out of 79 who were related parties as of September 30, 2021. Most of the lease agreements are triple net leases.

In April 2021, tenants for 13 of our properties located in Arkansas agreed to assign their leases to a group of unaffiliated third parties. The current tenants are related parties of the Company. The facilities located on these properties consist of 12 SNFs and 2 ALFs, with one property housing both a SNF and an ALF. There will be no changes to the terms of the existing leases. The assignment of the leases is subject to the approval of the State of Arkansas, which has been requested but not yet received. In connection with the lease assignments, the Company and the proposed tenants have held discussions concerning the possible sale of the properties to the proposed tenants or the grant of an option to purchase the properties for an aggregate price of $90 million. The Company and the proposed tenants have not entered into any agreement with respect to any sale or option. Accordingly, the Company and the proposed tenants may not enter into any such agreement and the terms of any such agreement are subject to further negotiations between the parties. These properties are subject to claims by the prior owners of the properties. These claims are not expected to have any impact on the assignment of the leases, but they may interfere with any sale of the properties.

F-84

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

The following table sets forth details of the lease agreements in force between the Company and its subsidiaries and lessees that are related parties:

			Related Party Ownership in Tenant/Operator (see notes (1) and (2))
State	Lessor/ Company Subsidiary	Tenant/Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options
	Master Lease Indiana
IN	1020 West Vine Street Realty, LLC	The Waters of Princeton II, LLC	39.10%	40.14%	20.20%	$1,045,506	3.00%	1.45%	7/1/2025	2 five year
IN	12803 Lenover Street Realty LLC	The Waters of Dillsboro - Ross Manor II LLC	39.10%	40.14%	20.20%	1,353,655	3.00%	1.87%	7/1/2025	2 five year
IN	1350 North Todd Drive Realty, LLC	The Waters of Scottsburg II LLC	39.10%	40.14%	20.20%	1,089,527	3.00%	1.51%	7/1/2025	2 five year
IN	1600 East Liberty Street Realty LLC	The Waters of Covington II LLC	39.10%	40.14%	20.20%	1,309,634	3.00%	1.81%	7/1/2025	2 five year
IN	1601 Hospital Drive Realty LLC	The Waters of Greencastle II LLC	39.10%	40.14%	20.20%	1,100,532	3.00%	1.52%	7/1/2025	2 five year
IN	1712 Leland Drive Realty, LLC	The Waters of Huntingburg II LLC	39.10%	40.14%	20.20%	1,045,506	3.00%	1.45%	7/1/2025	2 five year
IN	2055 Heritage Drive Realty LLC	The Waters of Martinsville II LLC	39.10%	40.14%	20.20%	1,133,548	3.00%	1.57%	7/1/2025	2 five year
IN	3895 South Keystone Avenue Realty LLC	The Waters of Indianapolis II LLC	39.10%	40.14%	20.20%	891,431	3.00%	1.23%	7/1/2025	2 five year
IN	405 Rio Vista Lane Realty LLC	The Waters of Rising Sun II LLC	39.10%	40.14%	20.20%	638,309	3.00%	0.88%	7/1/2025	2 five year
IN	950 Cross Avenue Realty LLC	The Waters of Clifty Falls II LLC	39.10%	40.14%	20.20%	1,518,735	3.00%	2.10%	7/1/2025	2 five year
IN	958 East Highway 46 Realty LLC	The Waters of Batesville II LLC	39.10%	40.14%	20.20%	946,458	3.00%	1.31%	7/1/2025	2 five year
IN	2400 Chateau Drive Realty, LLC	The Waters of Muncie II LLC	39.10%	40.14%	20.20%	792,383	3.00%	1.10%	7/1/2025	2 five year
IN	The Big H2O LLC	The Waters of New Castle II LLC	39.10%	40.14%	20.20%	726,351	3.00%	1.00%	7/1/2025	2 five year

F-85

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

State	Lessor/ Company Subsidiary	Tenant/Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options

	Master Lease Arkansas 1
AR	5301 Wheeler Avenue, LLC	The Waters of Fort Smith, LLC	46.25%	46.25%	7.50%	$821,950	3.00%	1.14%	8/31/2028	2 five year
AR	414 Massey Avenue, LLC	Mountain View Residential Home – A Waters Community, LLC	46.25%	46.25%	7.50%	224,807	3.00%	0.31%	8/31/2028	2 five year
AR	706 Oak Grove Street, LLC	The Waters of Mountain View, LLC	46.25%	46.25%	7.50%	681,445	3.00%	0.94%	8/31/2028	2 five year
AR	8701 Riley Drive, LLC	The Waters of Woodland Hills, LLC	46.25%	46.25%	7.50%	983,530	3.00%	1.36%	8/31/2028	2 five year
AR	1516 Cumberland Street, LLC	The Waters of Cumberland, LLC	46.25%	46.25%	7.50%	843,025	3.00%	1.17%	8/31/2028	2 five year
AR	5720 West Markham Street, LLC	Midtown Post Acute and Rehabilitation – A Waters Community, LLC	46.25%	46.25%	7.50%	1,081,883	3.00%	1.50%	8/31/2028	2 five year
AR	2501 John Ashley Drive, LLC	The Waters of North Little Rock, LLC	46.25%	46.25%	7.50%	983,530	3.00%	1.36%	8/31/2028	2 five year
AR	1513 South Dixieland Road, LLC	The Waters of Rogers, LLC	46.25%	46.25%	7.50%	772,773	3.00%	1.07%	8/31/2028	2 five year
AR	826 North Street, LLC	The Waters of Stamps, LLC	46.25%	46.25%	7.50%	660,370	3.00%	0.91%	8/31/2028	2 five year
	Master Lease Arkansas 2
AR	326 Lindley Lane, LLC	The Waters of Newport, LLC	46.25%	46.25%	7.50%	843,097	3.00%	1.17%	4/30/2029	2 five year

F-86

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

State	Lessor/ Company Subsidiary	Tenant/Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options

AR	2821 West Dixon Road, LLC	The Waters of West Dixon, LLC & West Dixon Assisted Living -A Waters Community, LLC	46.25%	46.25%	7.50%	1,236,434	3.00%	1.71%	4/30/2029	2 five year
AR	552 Golf Links Road, LLC	Hot Springs Nursing and Rehab A Waters Community, LLC	46.25%	46.25%	7.50%	$1,067,833	3.00%	1.48%	4/30/2029	2 five year
	Master Lease Tennessee
TN	115 Woodlawn Drive, LLC	Lakebridge, a Waters Community, LLC	40.00%	40.00%	20.00%	1,306,974	3.00%	1.81%	7/31/2031	2 five year
TN	146 Buck Creek Road, LLC	The Waters of Roan Highlands, LLC	40.00%	40.00%	20.00%	959,247	3.00%	1.33%	7/31/2031	2 five year
TN	704 5th Avenue East, LLC	The Waters of Springfield, LLC	40.00%	40.00%	20.00%	791,378	3.00%	1.09%	7/31/2031	2 five year
TN	2501 River Road, LLC	The Waters of Cheatham, LLC	40.00%	40.00%	20.00%	959,247	3.00%	1.33%	7/31/2031	2 five year
TN	202 Enon Springs Road East, LLC	The Waters of Smyrna, LLC	40.00%	40.00%	20.00%	1,091,143	3.00%	1.51%	7/31/2031	2 five year
TN	140 Technology Lane, LLC	The Waters of Johnson City, LLC	40.00%	40.00%	20.00%	1,007,209	3.00%	1.39%	7/31/2031	2 five year
TN	835 Union Street, LLC	The Waters of Shelbyville, LLC	40.00%	40.00%	20.00%	$1,151,096	3.00%	1.59%	7/31/2031	2 five year

F-87

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

State	Lessor/ Company Subsidiary	Tenant/Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options

	Master Lease Tennessee 2
TN	505 North Roan, LLC	Agape Rehabilitation & Nursing Center, A Water’s Community LLC	40.00%	40.00%	20.00%	1,628,910	3.00%	1.97%	7/31/2031	2 five year
TN	14510 Highway 79, LLC	Waters of McKenzie, A Rehabilitation & Nursing Center, LLC	40.00%	40.00%	20.00%	1,279,858	3.00%	1.55%	7/31/2031	2 five year
TN	6500 Kirby Gate Boulevard, LLC	Waters of Memphis, A Rehabilitation & Nursing Center, LLC	40.00%	40.00%	20.00%	1,745,261	3.00%	2.11%	7/31/2031	2 five year
TN	978 Highway 11 South, LLC	Waters of Sweetwater, A Rehabilitation & Nursing Center, LLC	40.00%	40.00%	20.00%	1,745,261	3.00%	2.11%	7/31/2031	2 five year
TN	2830 Highway 394, LLC	Waters of Bristol, A Rehabilitation & Nursing Center, LLC	40.00%	40.00%	20.00%	2,327,014	3.00%	2.81%	7/31/2031	2 five year

F-88

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

			Related Party Ownership in Tenant/Operator (see notes (1) and (2))
State	Lessor/ Company Subsidiary	Tenant/ Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average Annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options
IL	516 West Frech Street, LLC	Parker Nursing & Rehabilitation Center, LLC	50.00%	50.00%	0.00%	$498,224	$12,000 annually	0.69%	4/1/2030	None
IN	1316 North Tibbs Avenue Realty, LLC	Westpark, a Waters Community, LLC	40.00%	40.00%	20.00%	549,884	3.00%	0.76%	6/1/2024	2 five year
IL	Ambassador Nursing Realty, LLC	Ambassador Nursing and Rehabilitation Center II, LLC	37.50%	37.50%	5.00%	1,005,313	3.00%	1.39%	2/28/2026	2 five year
IL	Momence Meadows Realty, LLC	Momence Meadows Nursing & Rehabilitation Center, LLC	50.00%	50.00%	0.00%	1,038,000	None	1.44%	12/1/2025	None
IL	Oak Lawn Nursing Realty, LLC	Oak Lawn Respiratory and Rehabilitation Center, LLC	50.00%	50.00%	0.00%	1,083,048	None	1.50%	6/1/2031	None
IL	Forest View Nursing Realty, LLC	Forest View Rehabilitation and Nursing Center, LLC	50.00%	50.00%	0.00%	1,215,483	3.00%	1.68%	11/30/2024	2 five year
IL	Lincoln Park Holdings, LLC	Lakeview Rehabilitation and Nursing Center, LLC	40.00%	40.00%	0.00%	1,260,000	None	1.74%	6/1/2031	None
IL	Continental Nursing Realty, LLC	Continental Nursing and Rehabilitation Center, LLC	37.50%	37.50%	5.00%	1,575,348	None	2.18%	1/1/2028	None
IL	Westshire Nursing Realty, LLC	City View Multicare Center, LLC	50.00%	50.00%	0.00%	1,788,365	3.00%	2.47%	9/1/2025	2 five year
IL	Belhaven Realty, LLC	Belhaven Nursing and Rehabilitation Center, LLC	35.00%	35.00%	24.99%	2,134,570	3.00%	2.95%	2/28/2026	4 five year
IL	West Suburban Nursing Realty, LLC	West Suburban Nursing & Rehabilitation Center, LLC	37.50%	37.50%	5.00%	1,961,604	None	2.71%	11/1/2027	None
IL	Niles Nursing Realty LLC	Niles Nursing & Rehabilitation Center LLC	40.00%	40.00%	20.00%	2,409,998	3.00%	3.33%	2/28/2026	2 five year

F-89

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

State	Lessor/ Company Subsidiary	Tenant/Operator	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Average annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options

IN	1585 Perry Worth Road, LLC	The Waters of Lebanon, LLC	40.00%	40.00%	20.00%	116,676	3.00%	0.16%	7/1/2027	2 five year
IL	Parkshore Estates Nursing Realty, LLC	Parkshore Estates Nursing and Rehabilitation Center, LLC	30.00%	30.00%	20.00%	2,454,187	3.00%	3.39%	12/1/2024	2 five year
IL	Midway Neurological and Rehabilitation Realty, LLC	Midway Neurological and Rehabilitation Center, LLC	33.39%	33.39%	23.97%	2,547,712	3.00%	3.52%	2/28/2026	4 five year
AR	9209 Dollarway Road, LLC	The Waters of White Hall, LLC	46.25%	46.25%	7.50%	$843,025	3.00%	1.17%	8/31/2028	2 five year

F-90

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Lease Agreements with Related Parties (cont.)

			Affiliate Ownership in Operator (See Notes (1) and (2))
State	Lessor/ Company Subsidiary	Tenant	Moishe Gubin/Gubin Enterprises LP	Michael Blisko/Blisko Enterprises LP	Ted Lerman/A&F Realty LLC	Steven Blisko	Average Annual rent over life of lease	Annual Escalation	% of total rent	Lease maturity	Extension options
	Master Lease Central Illinois 1
IL	253 Bradington Drive, LLC	Columbia Rehabilitation and Nursing Center LLC	0.00%	0.00%	40.00%	60.00%	$399,076	3.0%	0.55%	3/31/2026	4 five year
IL	3523 Wickenhauser, LLC	Alton Rehabilitation and Nursing Center LLC	0.00%	0.00%	40.00%	60.00%	606,998	3.0%	0.84%	3/31/2026	4 five year
IL	727 North 17th Street, LLC	Belleville Rehabilitation and Nursing Center LLC	0.00%	0.00%	40.00%	60.00%	603,644	3.0%	0.83%	3/31/2026	4 five year
	Master Lease Central Illinois 2L
IL	107 South Lincoln Street, LLC	Park Haven Nursing & Rehabilitation Center, LLC	0.00%	0.00%	40.00%	60.00%	390,846	1.00%	0.54%	6/1/2034	1 ten year
IL	1623 West Delmar Avenue, LLC	Godfrey Healthcare & Rehabilitation Center, LLC	0.00%	0.00%	40.00%	60.00%	263,144	1.00%	0.36%	6/1/2034	1 ten year
IL	393 Edwardsville Road, LLC	Wood River Healthcare & Rehabilitation Center, LLC	0.00%	0.00%	40.00%	60.00%	410,194	1.00%	0.56%	6/1/2034	1 ten year

(1) The interests of the three listed related parties are not held through any commonly owned holding companies. Mr. Gubin’s interests are held through Gubin Enterprises LP. Mr. Blisko’s interests are held through Blisko Enterprises LP and New York Boys Management, LLC. The interests held by Ted Lerman/A&F Realty are held directly by them.

(2) Each of the tenants is a limited liability company. The percentages listed reflect the owners’ percentage ownership of the outstanding membership interests in each tenant. Each tenant is managed by two or three managers, which currently consist of Mr. Gubin, Mr. Blisko and in some cases Mr. Lerman or A&F Realty. Decisions are made by majority vote of the managers, except (in some cases) for certain major items that require the vote of a majority or greater percentage of the members.

F-91

NOTE 10. Related Party Transactions and Economic Dependence (cont.)

Guarantees from Related Parties

As of September 30, 2021 and December 31, 2020, Mr. Gubin and Mr. Blisko have guaranteed $25.4 million and $34.6 million in loans, respectively, made by commercial banks to the Company’s subsidiaries.

Management Services Agreement

The Predecessor Company had entered into a management services agreement with Strawberry Fields Management Services, LLC (“SFMS”), a company owned by Gubin Enterprise LP, A&F Realty and Mr. Blisko. Under the management agreement, SFMS provided management services to the Company, including the following services: accounting reporting, current legal consultation, secretary services, office services, communications and computers, senior management services, collection of rental fees paid by the lessees with respect to the Company’s properties, bookkeeping services, operating the Company’s properties and consulting and management services in connection with the purchase, sale and financing of properties.

In consideration for the above management services, the Predecessor Company paid SFMS monthly management fees equal to 2.0% of the rental income received by the Predecessor Company and reimbursed direct expenses of SFMS incurred in providing management services to the Predecessor Company. The Predecessor Company was permitted to terminate the management agreement by notice submitted to SFMS at least 60 days in advance.

On September 30, 2020, the Predecessor Company acquired SFMS, a related party, through common ownership for a nominal purchase. The acquisition was accounted for at historical cost as an acquisition of net assets. The results of SFMS operations have been included in the accompanying consolidated financial statements since September 30, 2020, the date of acquisition. The Predecessor Company’s consolidated financial statements for the periods prior to September 30, 2020 have not been restated because the impact of the transaction was not significant.

Balances with Related Parties

	September 30,	December 31,
	2021	2020
	(amounts in $000s)
Straight-line rent receivable	$18,305	$17,283
Tenant portion of replacement reserve	$9,557	$8,235

Payments from and to Related Parties
	Nine months ended September 30,
	2021	2020
	(amounts in $000s)
Rental income received from related parties	$44,857	$44,845
Net interest expense paid to related parties	$-	$845
Management services fees paid to related parties	$-	$1,083

Other Related Party relationships

On September 30, 2021 and December 31, 2020, the Company and the Predecessor Company had approximately $10.9 million and $10.2 million, respectively, on deposit with Optimum Bank. Mr. Gubin is the Chairman of the Board of Optimum Bank.

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NOTE 11. Income Taxes

The Company intends to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2022. The Company qualification as a REIT will depend upon its ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of the Company’s gross income, the composition and values of the Company’s assets, the Company’s distribution levels and the diversity of ownership of the Company’s capital stock. The Company believes that it will be organized in conformity with the requirements for qualification as a REIT under the Code and that its intended manner of operation will enable the Company to meet the requirements for qualification and taxation as a REIT for federal income tax purposes commencing with the Company’s taxable year ending December 31, 2022.

As a REIT, the Company generally will not be subject to federal income tax on its net taxable income that it distributes currently to its stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute each year at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If the Company fails to qualify for taxation as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company’s income for that year will be taxed at regular corporate rates, and the Company would be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. Even if the Company qualifies as a REIT for federal income tax purposes, it may still be subject to state and local taxes on its income and assets and to federal income and excise taxes on its undistributed income.

The Company will file a U.S. income tax return for a corporation from formation. For the period prior to qualifying as a REIT, the Company will be taxed at regular corporate rates for Federal and State income taxes.

The members of the Predecessor Company elected to be taxed as a partnership. For federal and state income tax purposes, all items of income and expenses flowed through to its members based on their respective ownership percentages, therefore no provision or liability for income taxes is reflected in the Predecessor Company’s consolidated financial statements.

The Predecessor Company followed recent accounting guidance relating to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-than-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. The Predecessor Company’s status as a partnership is defined as a tax position under this accounting guidance. As of the date of the formation transactions, management was not aware of any uncertain tax positions that would have material effect on the Company’s consolidated financial statements.

The Predecessor Company recognized interest and penalties on income taxes as a component of income tax expense.

The Predecessor Company filed a U.S. income tax return for a partnership. The Predecessor Company’s income tax returns for three years will be subject to examination by tax authorities and may change upon examination.

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NOTE 12. Fair Value of Financial Instruments

There were no assets measured at fair value on a recurring as of September 30, 2021 or December 31, 2020. The following table presents information about the Company and the Predecessor Company’s assets measured at fair value on a non-recurring basis as of September 30, 2021 and December 31, 2020, aggregated by the level in the fair value hierarchy within which those instruments fall.

(amounts in $000s)	Basis of Measurements	Quoted Price in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
September 30, 2021
Notes Receivable	Non-Recurring	-	4,977	-	4,977
Total		-	$4,977	-	$4,977

December 31, 2020
Note Receivable	Non-Recurring	-	4,977	-	4,977
Real estate investments held for sale	Non-Recurring	-	22,174	-	22,174
Total		-	$27,151	-	$27,151

The Company and the Predecessor Company are required to disclose the fair value of financials instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses approximate their carrying value on the consolidated balance sheets due to their short-term nature. The fair values of the Company’s and Predecessor Company’s remaining financial instruments that are not reported at fair value on the consolidated balance sheets are reported below:

		September 30, 2021		December 31, 2020
(amounts in $000s)	Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior debt and Bonds	3	$496,449	503,008	$486,466	495,226

Notes receivable	3	$15,056	15,056	$6,540	6,540

The fair value of the Senior debt and bonds and notes receivable is estimated using a discounted cash flow analysis.

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NOTE 13. Derivative and Hedging Activities

The Company may use derivative financial instruments, including interest rate swaps, caps, collars, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate and currency risks associated with its borrowings.

The principal objective of such arrangements is to minimize the risks or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. Additionally, in using currency and interest rate derivatives, the Company aims to add stability to interest expense and to manage its exposure to currency fluctuations and interest rate movements. The Company does not intend to utilize derivatives for speculative purposes or purposes other than currency and interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company, and its affiliates, may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

The effective portion of changes in the fair value of any such derivatives designated and that qualify as currency hedges is recorded in accumulated other comprehensive loss and is subsequently reclassified into operations in the period that the hedged forecasted transaction affects operations. During 2020, such derivatives were used to hedge the changes in currency fluctuations. The ineffective portion of the change in fair value of the derivatives, if any, would be recognized directly in income.

The Company and the Predecessor Company are not parties to any derivative financial instruments on September 30, 2021 or December 31, 2020.

The table below details the location in the consolidated financial statements of the loss recognized on currency derivatives designated as cash flow hedges.

	Nine months ended September 30,
(amounts in $000s)	2021	2020
Gain on derivative recognized in accumulated other comprehensive loss	$-	$10

NOTE 14. Subsequent Events

Issuance of shares under the equity incentive plan

On October 17, 2021, the Company issued 5,580 shares under the equity incentive plan to 31 employees of the Company and employees of affiliated operators. The Company expense in connection with the share issuance will be approximately $60,000.

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SHARES

STRAWBERRY FIELDS REIT, INC.

COMMON STOCK

PRELIMINARY PROSPECTUS

, 2022

Through and including   , 2022 (the 25th day after the listing date of our common stock), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.

PART II

Information Not Required in Prospectus

Item 31. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrant in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the SEC registration fee and the Nasdaq Listing Fee.

SEC Registration Fee	$
NASDAQ Listing Fee
Printing and Engraving Expenses
Legal Fees and Expenses (other than Blue Sky)
Accounting Fees and Expenses
Transfer Agent and Registrar Fees
Other Expenses*
Total	$

* Includes travel, organizational expenses and consulting fees

Item 32. Sales to Special Parties.

See Response to Item 33 below.

Item 33. Recent Sales of Unregistered Securities.

In October 2021, the Company issued 5,580 shares of its common stock to employees of the Company and certain of its affiliates. The issuance of the shares was made in reliance on Rule 701 under the Securities Act.

In August 2021, the Operating Partnership issued 1,545,217 OP units to the sellers of six properties acquired by the Operating Partnership. The sellers were under common control of a single individual owner. The OP units were issued in payment of $16,997,000 of the acquisition cost of the properties. Moishe Gubin, the Company’s Chairman and Chief Executive Officer, and the sellers have entered into an agreement, pursuant to which Mr. Gubin has agreed to purchase the OP units issued to the sellers, unless the sellers elect to retain of the OP units. In the event that the sellers do not elect to retain the OP units, then Mr. Gubin will be required to pay to the sellers an amount (less any distributions paid to the sellers) equal to the greater of value of $11.00 per OP unit (which represents the agreed value of the OP units issued to pay a portion of the purchase price for the properties) or the value of the shares of our common stock as of the date of the repurchase. The value of the shares of our common stock would be determined pursuant to the terms of the partnership agreement of the Operating Partnership, which provides that the value is equal to the average of the daily market prices of such shares for the ten consecutive trading days immediately preceding the date of such valuation, or, if the shares are not then traded, the value shall be determined by the Company acting in good faith on the basis of such information as it considers, in its reasonable judgment, to be appropriate. The issuance of the OP units was effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act. No general solicitation or underwriters were involved in this issuance.

In July 2021, the Company issued 19,320 shares of its common stock to employees of the Company and certain of its affiliates. The issuance of the shares was made in reliance on Rule 701 under the Securities Act.

In July 2021, the BVI Company, a subsidiary of the Company, issued Series C Bonds with a par value of NIS 208.0 million ($64.7 million). The Series C Bonds were issued at par. The Series C Bonds were issued in an overseas directed offering exclusively to investors in Israel in reliance on SEC Regulation S. The Series C Bonds are listed on the TASE. Aggregate commissions paid by the BVI Company were $1.6 million.

In June 2021, the Operating Partnership issued 51,686,280 OP units to the Predecessor Company in exchange for the contribution of all of the assets of the Predecessor Company to the Operating Partnership. The Operating Partnership also assumed all of the liabilities of the Predecessor Company. The issuance of the OP units was effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act. No general solicitation or underwriters were involved in this issuance.

In June 2021, the Company issued 5,824,846 shares of its common stock to 420 holders of the OP units in exchange for 5,824,846 OP units. The shares were issued exclusively to accredited investors in reliance on Rule 506(b) of Regulation D. No general solicitation or underwriters were involved in this issuance.

In December 2020, the Predecessor Company issued 73 preferred units to Empire Indemnity, a company controlled by Moishe Gubin, who is our Chairman and Chief Executive Officer, and Michael Blisko, who is one of our directors, in exchange for a cash purchase price of $45,000 per preferred unit.

In September 2020, the Predecessor Company issued 71 common units and 462 of preferred units to 20 investors at a price of $40,000 per common unit and $45,000 per preferred unit. The total purchase price for the units sold in this offering was $23,630,000, of which $2,340,000 was paid in cash and the balance was paid through the cancellation of debt owned by the Predecessor Company to the investors. The issuance of such units was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act. No general solicitation or underwriters were involved in this issuance. The purchasers include the following related parties:

● Empire Indemnity, a company controlled by Moishe Gubin, who is our Chairman and Chief Executive Officer, and Michael Blisko, who is one of our directors, purchased 402 common units for an aggregate cash price of $18,090,000.

● 516 West Frech St II, LLC, a company controlled by Moishe Gubin, who is our Chairman and Chief Executive Officer, and Michael Blisko, who is one of our directors, acquired 11 common units and 20 preferred units for an aggregate price of $1,340,000, which was paid through cancellation of indebtedness owed by the Predecessor Company to the purchaser.

● Strawberry Patch Bet, LLC, a company controlled by Moishe Gubin, who is our Chairman and Chief Executive Officer, and Michael Blisko, who is one of our directors, acquired 15 common units and 30 preferred units for an aggregate price of $1,950,000, which was paid through cancellation of indebtedness owed by the Predecessor Company to the purchaser.

● T&N Realty, LLC, a company controlled by Nahman Eingal, one of the Company’s executive officers, purchased 2 common units and 4 preferred units for an aggregate cash price of $260,000.

In July 2019, the Company issued 1,000 shares of its common stock to Strawberry Fields REIT, LLC for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act. No general solicitation or underwriters were involved in this issuance.

Item 34. Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors’ and officers’ liability to the maximum extent permitted by Maryland law.

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Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter obligates us to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of the Company in any of the capacities described above and any employees or agents of the Company or a predecessor of the Company.

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Strawberry Fields Realty LP, the partnership of which we serve as sole general partner.

Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35. Treatment of Proceeds from Stock Being Registered.

Not applicable.

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Item 36. Financial Statements and Exhibits.

(A) Financial Statements. See Index to Financial Statements and the related notes thereto.

(B) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this Registration Statement on Form S-11:

Exhibit	Description
3.1	Articles of Amendment and Restatement of Strawberry Fields REIT, Inc.
3.2	Amended and Restated Bylaws of Strawberry Fields REIT, Inc.
4.1*	Form of Certificate of Common Stock of Strawberry Fields REIT, Inc.
5.1*	Opinion of Shapiro Sher Guinot & Sandler P.A. regarding the validity of the securities being registered
8.1*	Opinion of Shutts & Bowen LLP with respect to tax matters
10.1	Deed of Trust dated April 23, 2018, between Strawberry Fields REIT, LTD and Mishmeret Trust Services Company Ltd.
10.2	Deed of Trust dated November 24, 2015, between Strawberry Fields REIT, LTD and Mishmeret Trust Services Company Ltd.
10.3*	Deed of Trust dated July 27, 2021 between Strawberry Fields REIT, LTD and Mishmeret Trust Services Company Ltd.
10.4	First Amended and Restated Agreement of Limited Partnership dated June 1, 2021 of Strawberry Fields Realty LP
10.5	Contribution Agreement dated June 8, 2021 between Strawberry Fields REIT, Inc., Strawberry Fields REIT, LLC and of Strawberry Fields Realty LP
10.6	Tax Protection Agreement effective as of June 8, 2021 among Strawberry Fields Realty LP, Strawberry Fields REIT, Inc. and Strawberry Fields REIT, LLC
10.7†	Strawberry Fields REIT, Inc. 2021 Equity Incentive Plan
10.8*	Master Lease Agreements
21.1*	List of Subsidiaries of the Registrant
23.1*	Consent of Hacker Johnson and Smith P.A.
23.2*	Consent of Hacker Johnson and Smith P.A.
23.3*	Consent of Shapiro Sher Guinot & Sandler P.A. (included in Exhibit 5.1)
23.4*	Consent of Shutts & Bowen LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on the signature page)

* To be filed by amendment.

† Compensatory plan or arrangement.

Item 37. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification of liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance under Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in South Bend, Indiana, on the day of     .

STRAWBERRY FIELDS REIT, INC.

By:
Name:	Moishe Gubin
Title:	Chairman and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Moishe Gubin and Nahman Eingal, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Director and Chairman of the Board and
Moishe Gubin	Chief Executive Officer (Principal Executive Officer)

Nahman Eingal	Chief Financial Officer (Principal Financial Officer

and Principal Accounting Officer)

Essel Bailey	Director

Michael Blisko	Director

Jack Levine	Director

Reid Shapiro	Director

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION OF EXHIBIT
3.1	Articles of Amendment and Restatement of Strawberry Fields REIT, Inc.
3.2	Amended and Restated Bylaws of Strawberry Fields REIT, Inc.
10.1	Deed of Trust dated April 23, 2018, between Strawberry Fields REIT, Ltd. and Mishmeret Trust Services Company Ltd.
10.2	Deed of Trust dated November 24, 2015, between Strawberry Fields REIT, Ltd. and Mishmeret Trust Services Company Ltd.
10.4	First Amended and Restated Agreement of Limited Partnership dated June 1, 2021 of Strawberry Fields Realty LP
10.5	Contribution Agreement dated June 8, 2021 between Strawberry Fields REIT, Inc., Strawberry Fields REIT, LLC and of Strawberry Fields Realty LP
10.6	Tax Protection Agreement effective as of June 8, 2021 among Strawberry Fields Realty LP, Strawberry Fields REIT, Inc. and Strawberry Fields REIT, LLC
10.7	Strawberry Fields REIT, Inc. 2021 Equity Incentive Plan

235